

As filed with the Securities and Exchange Commission on April 11, 2012.
File No. 024-10291.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
TO FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZENVAULT MEDICAL CORPORATION

(Exact name of issuer as specified in its charter)

Colorado	7389	27-3255818
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

450 East Happy Canyon Road
Castle Rock, Colorado 80108
(303) 810-7719
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

John C. Botdorf
Chairman of the Board
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108
(303) 810-7719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert W. Walter, Esq.
Richardson & Patel, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
(310) 208-1154—Facsimile

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

NOTIFICATION

ITEM 1. Significant Parties

(a)

    (i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

    (iv) Mark W. Brunvand (nominee): 1066 South Race Street, Denver, Colorado 80209; business address: 1800 Williams Street, Suite 300, Denver, Colorado 80218

(b)

    (i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

    (iv) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(c)   None.

(d)(1)   Record Holders of Founders' Common Stock

    (i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii) Gin Family Trust: residence and business address:250 Spinnaker Street, Foster City, California 94404

    (iii) Fukuhara Family Trust: residence and business address: 608 Southview Court, Belmont, California 94002

    (iv) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

    (v) Mark W. Brunvand: 1066 South Race Street, Denver, Colorado 80209; business address: 1800 Williams Street, Suite 300, Denver, Colorado 80218

(d)(2)   Record Holders of 5% or More of Outstanding Stock Options

    (i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

(iv) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(e)

    (i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii) Gin Family Trust: business and residential address: 250 Spinnaker Street, Foster City, California 94404

    (iii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (iv) Fukuhara Family Trust: business and residential address: 608 Southview Court, Belmont, California 94002

    (v) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002; business address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (vi) ZeroNines Technology, Inc.: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (vii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016; business address: 6825 South Galena Street, Suite 301, Centennial, Colorado 80112

    (viii) Mark W. Brunvand: 1066 South Race Street, Denver, Colorado 80209; business address: 1800 Williams Street, Suite 300, Denver, Colorado 80219

(f)

    (i) John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii) Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404

    (iii) Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016

    (iv) Keith T. Fukuhara: 608 Southview Court, Belmont, California 94002

(g)

    (i)   John C. Botdorf: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

    (ii)   Alan S. Gin: 250 Spinnaker Street, Foster City, California 94404

    (iii)   Bradley S. Claus: 7100 S. Laredo, #208, Aurora, Colorado 80016

    (iv)   Mark W. Brunvand: 1066 South Race Street, Denver, Colorado 80209

    (v)   Gin Family Trust: 250 Spinnaker Street, Foster City, California 94404

    (vi)   Fukuhara Family Trust: 608 Southview Court, Belmont, California 94002

    (ix)   ZeroNines Technology, Inc.: 450 East Happy Canyon Road, Castle Rock, Colorado 80108

(h) Richardson & Patel, LLP: 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024; Robert W. Walter, Esq., of counsel: 9660 East Prentice Circle, Greenwood Village, Colorado 80111.

(i) – (m) None.

ITEM 2. Application of Rule 262

(a)   None.

(b)   None.

ITEM 3. Affiliate Sales

None.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a)   None.

(b)   The securities will be offered in the states of Colorado, California, Michigan, Arizona and Florida. The securities will be offered in such jurisdictions on a "best efforts" basis by our officers and directors, except Mr. Claus, pursuant to the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934. The exemptive or registration provisions to be relied upon in each of the listed states include: transaction securities registration exemption under Section 11-51-308(1)(p) pursuant to Rule 51-3.13 of the Rules of the Colorado Securities Act; application for qualification by permit pursuant to Section 25113(b)(1) of the California Corporations Code; under one of the exemptive provisions contained in Section 402(b)(9) of the Michigan Uniform Securities Act; the exemption under Arizona Administrative Code section 14-4-139; and registration provisions under Section 517.081 of the Florida Statutes, and our registration to make direct offers with the Florida Office of Financial Regulation. We may rely on other exemptive or registration provisions to make offers and sales in these states if such other provisions are more appropriate for our use.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)   ZenVault Medical Corporation is the issuer. The title and amount of unregistered securities issued or sold by us within one year, the aggregate offering price or other consideration for which such shares were issued, and the names of the persons to whom the securities were issued are set forth below.

Name	Founders Shares	Issuance Date	Price ($)
Dr Mark Brunvand	584,116	Oct 1st, 2010	5841
John C Botdorf	447,293	Oct 1st, 2010	4472
Ruth Joy Fuhr	241,619	Oct 1st, 2010	2416
Alana Botdorf	15,000	Oct 1st, 2010	150
Forrest Botdorf	15,000	Oct 1st, 2010	150
97 Fukuhara F Trust	584,116	Oct 1st, 2010	5841
Samson Kwok	134,796	Oct 1st, 2010	1347
Sean Myers	224,660	Oct 1st, 2010	2246
Brad Claus	224,660	Oct 1st, 2010	2246
Pam Dobbs	10,000	Oct 1st, 2010	100
Gin Family Trust	584,116	Oct 1st, 2010	5841
Charles I Brown	89,864	Oct 1st, 2010	898
Michael Tarutis	179,728	Oct 1st, 2010	1797
Josephine Zhao	134,796	Oct 1st, 2010	1347
Peter Loughlin	134,796	Oct 1st, 2010	1347
Matt Pavlovcic	134,796	Oct 1st, 2010	1347
Joan Botdorf	89,864	Oct 1st, 2010	898
Tom Foster	150,000	Oct 1st, 2010	1500
Melisa Cowden	25,000	Dec 15th, 2010	250
Michael Sell	15,000	July 15th, 2011	150
HB Capital Resources	15,000	July 15th, 2011	150
Robert Walter	216,261	Aug 1st, 2011	2162
Richardson & Patel, LLP	72,087	Aug 1st, 2011	720
Brad Claus	150,000	Aug 1st, 2011	1500
Anchor Center for the Blind	20,630	Dec 30th, 2011	206
Total:	4,493,198		

Series A Preferred Stock

Name		Investment	Date	Shares
Steven/Stephanie Ruyle		$66,000	8/15/2010	132,000
Sheri Yadav		$25,000	11/10/2010	50,000
Jay Bruvand		$12,500	11/14/2010	25,000
John Bruvand		$12,500	11/14/2010	25,000
	Total 2010	$116,000		232,000
Dr. Peter McSweeney		$40,000	1/25/2011	80,000
Jack Forgosh		$30,000	2/1/2011	60,000
Kirchner Company		$30,000	2/18/2011	60,000
Deepak/Rita Bhasin		$50,000	4/1/2011	100,000
Katuin Fam, Enter, LLC		$25,000	4/4/2011	50,000
Northern Medical, LLC		$50,000	4/15/2011	100,000
				450,000
	Total 2011	$225,000		
	Total	$341,000		682,000

In addition, ZenVault Medical Corporation issued 4,493,198 shares of Series B Preferred Stock on December 15, 2010 to ZeroNines Technology, Inc., as assignee of Z9 Services Group LLC. The consideration for this issuance was the delivery to us of the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications of the Design and Build Contract between ZenVault Medical Corporation and Z9 Services Group, LLC.

(b) None.

(c) Founders' Common Stock and Series B Preferred Stock: Section 4(2) of the Securities Act, for transactions not involving any public offering. Under the amended founders' agreement, each of such persons agreed not to resell or distribute the Founders' Common Stock to the public, and represented that he or she had such knowledge and experience in finance and business matters to evaluate the risks and merits of the investment, or were able to bear the investment's economic risk, and had access (by virtue of his or her relation to ZenVault Medical Corporation or its executive officers and directors) which would have been provided in a prospectus. The holder of the Series B Preferred Stock made similar representations to ZenVault Medical Corporation. No underwriters were involved in the foregoing sales of securities and no public solicitation or general advertising was used in connection with the offering.

No exemption was available for the sales of 682,000 shares of Series A Preferred Stock, which sales are the subject of the rescission offer being extended to the subscribers for such Series A Preferred Stock.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) None.

(b) None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None except as follows:

Richardson & Patel, LLP holds 72,087 founders' shares and Robert W. Walter, Esq., of counsel, holds 216,261 founders' shares.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

This offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY OFFERING CIRCULAR

9,200,000 Shares



Series A Preferred Stock

ZenVault Medical Corporation is offering up to 9,200,000 shares of our Series A preferred stock (the "Preferred Stock") on a "best efforts" basis directly through its officers and directors, who will not receive any commissions or other remuneration for selling Preferred Stock. The shares will be sold at a price of $.50 per share, for total proceeds of up to $4,600,000. Unless we determine to terminate the offering earlier, the offering will continue until the earlier of (i) our receipt of $4,600,000 in proceeds, or (ii) September 30, 2012. Funds received in payment for the offered Preferred Stock will be deposited in an escrow account at U.S. Bank, N.A., Denver, Colorado (the "Escrow Agent") and held in escrow until we notify the escrow agent of one or more closings, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds released in accordance with the escrow agreement. Subject to the receipt of a minimum of $250,000 in proceeds, the proceeds of this offering will be available to us immediately following each closing. We will bear all expenses of this offering.

We may retain the services of one or more finders or broker-dealers to assist us in selling the Preferred Stock. At the date of this offering circular, we have not entered into any written agreement with, or otherwise engaged, any finders or broker-dealers. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds of the offering.

Investing in our Preferred Stock involves significant risks. See "Risk Factors" beginning on page 14 to read about factors you should consider before buying our Preferred Stock in this offering

The table below illustrates the minimum and maximum aggregate offering and the proceeds to us before other offering expenses. The actual offering amount and proceeds to us are not presently determinable and may be substantially less that the total maximum amounts below.

	Price to Public	Proceeds to Issuer or Other Persons (1)
Per share	$ .50	$ .50
Total minimum offering	$ 250,000	$ 250,000
Total maximum offering	$ 4,600,000	$ 4,600,000

(1) Before payment of estimated other offering expenses of $75,000, assuming sale of the minimum offering, and $175,000, assuming sale of the maximum offering, , all of which will be borne by us.

In addition to the offering of the Preferred Stock described above, we are offering, under the terms and conditions described in this offering circular, to rescind (the "Rescission Offer") the prior purchase of 682,000

shares of Series A preferred stock (the "Rescission Shares") by subscribers (the "Prior Subscribers") during the period beginning on August 17, 2010 and terminating on April 22, 2011 (the "Purchase Period"). The proceeds of the prior sale of the Rescission Shares are currently segregated and held in a separate rescission escrow account (the "Rescission Escrow Account") also maintained at U.S. Bank, N.A.

The Rescission Offer applies only to purchases of Rescission Shares during the Purchase Period. If you are a Prior Subscriber and purchased Rescission Shares during the Purchase Period then, by accepting the Rescission Offer, you are agreeing to resell to us the Rescission Shares you purchased at the price you paid, as of the date that is 30 days from the date of this offering circular (the "Expiration Date"). If you accept the Rescission Offer, you will also receive interest at a rate of 6% per annum on the original purchase price of the Rescission Shares from the date you purchased the Rescission Shares through the Expiration Date. The Rescission Offer will expire at 5:00 p.m., MDT, on [•], 2012, which is the Expiration Date.

A Rescission Offer Election Form is set forth as Exhibit A to this offering circular. You may accept the Rescission Offer by marking the box next to, "I ACCEPT THE RESCISSION OFFER" and returning the Rescission Offer Election Form to us by facsimile transmission at (303) 814-1495, or by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108. You do not need to take any action to reject the Rescission Offer. If you fail to mark the "I ACCEPT THE RESCISSION OFFER" box and return the Rescission Offer Election Form to us by facsimile transmission or U.S. Postal Service on or before the Expiration Date, you will be deemed by us to have rejected the Rescission Offer. Acceptance or rejection of the Rescission Offer may prevent you from maintaining any action against us based on a claim that we failed to register the Rescission Shares. In addition, any such claim may be barred by applicable statutes of limitation. See "Risk Factors – Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer" on page 24.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" FOR A DISCUSSION OF RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE STATE SECURITIES COMMISSIONS, AGENCIES OR DEPARTMENTS OF THE STATES IN WHICH THESE SECURITIES MAY BE OFFERED DO NOT PASS UPON THE MERITS OF OR GIVE THEIR APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DO THEY PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION. HOWEVER, THE STATE SECURITIES COMMISSIONS, AGENCIES OR DEPARTMENTS IN THOSE STATES IN WHICH THESE SECURITIES MAY BE OFFERED HAVE NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is [•], 2012

TABLE OF CONTENTS

You should rely only on the information contained in this offering circular in making your investment decision. We have not authorized anyone to provide you with additional or different information from that contained in this offering circular. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell shares of our Preferred Stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this offering circular, regardless of its time of delivery or of any sales of shares of our Preferred Stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

We reserve the right to reject any offer to purchase the Preferred Stock or any portion thereof, sell less than the maximum number of shares of Preferred Stock described in this offering circular, or allocate to any purchaser less than all of the Preferred Stock for which the investor subscribed.

Unless otherwise indicated or unless the context requires otherwise, all references in this offering circular to "ZenVault," "the "Company," "we," "us," "our," or similar references, mean ZenVault Medical Corporation. References to "ZeroNines" in this offering circular mean ZeroNines Technology, Inc., a related party which developed the Always Available™ business continuity platform that we license, and which will own approximately 33% of our capital stock, on an as-converted basis, on the final closing date of this offering. References to "Z9 Services Group" in this offering circular mean Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines. Please see "Related Party Transactions and Conflicts of Interest" on page 67 for further information about our relationship and transactions with ZeroNines and its subsidiary.

References in this offering circular to the "cloud" or "cloud-based" mean on-demand network access to a shared pool of configurable computing resources such as servers, storage, applications and services that can be rapidly provisioned and that do not require end-user knowledge of the physical location and configuration of the system delivering the services. References in this offering circular to "consumer end users" or "end users" mean consumers who access our portal to manage, view or authorize the sharing of their personal health records. References in this offering circular to "PHR" mean personal health records.

This offering circular and its exhibits may be provided in electronic form to prospective investors. Summaries of documents contained in this offering circular may not be complete, and we refer you to such documents for a more complete understanding of the documents we discuss in this offering circular. Many of these documents are exhibits to this offering circular and may be obtained from us on request. You may also obtain a copy of the escrow agreement by submitting a request to us. This offering circular contains trademarks, service marks, copyrights and trade names of ZenVault, ZeroNines and other companies which are the property of their respective owners.

For investors outside the United States, we have not taken any action that would permit this offering or the possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this offering circular.

We are responsible for all of the disclosure in this offering circular. Information regarding market and industry statistics contained in this offering circular is based on independent publications, governmental publications, or other independent sources available to us which we believe are accurate.

SUMMARY

The following summary highlights selected information from this offering circular and does not contain all of the information that you should consider before investing in our preferred stock. This offering circular contains information regarding our business and detailed financial information. You should carefully read this entire offering circular, including the factors described under the heading "Risk Factors," and the financial statements and related notes before making an investment decision.

About ZenVault

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal will be designed to enable consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next two modules we have designed and expect to add to the ZenVault portal in the second quarter of 2012. The emergency medical services (EMS) module is designed to allow EMS personnel to access permitted PHR (such as known allergies and physician information) from Internet-equipped ambulances, helicopters and other rescue vehicles. The powerful medical professional module is designed for physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the EMS and medical professional modules will mark our successful achievement of several business objectives:

• offering EMS personnel rapid and continuous access to critical information that can accelerate accurate decision-making in the midst of emergencies and disasters;

• offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and

• facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto the single, scalable, software-driven, cloud-based ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and authorized medical professionals.

The ZenVault portal is currently available for use at *www.zenvault.com*, but the portal has not generated meaningful revenue to date. We expect the addition of the EMS and medical professional modules must be completed before the portal will include all features that will be necessary for us to generate meaningful revenue.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal will be a virtual

"open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment because consumers are saturated with web-based advertising in search, communication, and other web-based environments in which confidential information is not ordinarily stored. In addition, third party advertising that may be directed at health conditions profiled in PHR could lead consumers to conclude that advertisers have gained access to PHR in violation of its confidentiality.

In August 2011, we entered into an agreement with ZeroNines under which we were granted 30-year rights to use the ZeroNines Always Available™ business continuity platform for consumer-branded portals and web sites using healthcare, medical, biomedical, insurance, college, legal and personal finance applications. We may evaluate expansion opportunities outside of healthcare and medical applications in the future as our business model evolves, if sufficient capital is then available in order to do so.

Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners in this offering circular. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ business continuity platform to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed license agreement to date that is titled, "Reseller Distribution Agreement, with a strategic partner. However, we are in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the EMS and medical professional modules in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices and hospitals. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;

- encrypted, secure storage of patient records;

- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;

- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and

- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the EMS and medical professional modules will significantly expand our base of prospective customers, our focus in 2012 will be on converting prospective strategic partners, EMS providers, and medical professionals to revenue-generating collaborators, positioning us to recruit a diversified base of end users.

The Healthcare Market

The healthcare market represents one of the world's largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records. We believe the size of the healthcare market is relevant to understanding the potential market demand for PHR storage, access and retrieval, which will increase each time a medical record is created. Population growth will also increase the creation of medical records, as each new patient will have essential medical records that must be stored and available for access by medical professionals, hospitals, and other providers. We currently have no plans to expand into markets outside of the United States.

Our Opportunity

• *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

• *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

• *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

• *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.5 trillion in 2009. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Historical Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *e.g.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

Risk Factors

Our business is subject to a number of risks of which you should be aware. These risks are described in more detail in the "Risk Factors" section of this offering circular. These risks include:

• There is substantial doubt about our ability to continue as a going concern;

• We are a development stage company that has yet to generate meaningful revenue;

• We will require substantial additional capital to execute our business plan;

• Our business model is new and unproven;

• Our business will be subject to competition from other providers of PHR services, and may be subject to competition from entities that license or sublicense the ZeroNines Always Available™ business continuity platform;

• Our business will depend on our ability to protect and exploit our owned and licensed intellectual property;

• If we do not secure strategic partners, we may be unable to generate meaningful revenue and our growth possibilities may be curtailed;

• If security of our portal is compromised, we could lose any strategic partners and end users we secure; and

• We depend substantially on ZeroNines, and the loss of our relationship with ZeroNines for any reason would harm our business.

Corporate Information and History

Our executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, and our telephone number is (303) 814-8121. Additional information about us is available on our website at *www.zenvault.com*. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, part of this offering circular.

From April 2010 until our formation in August 2010, ZeroNines undertook early design and development activities related to the ZenVault portal. We were formed as a corporation on August 17, 2010. Following our formation, we entered into the Design and Build Contract with Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, under which Z9 agreed to design, build, test and deploy the ZenVault portal. In December 2010, Z9 substantially completed its obligations under the Design and Build Contract. We agreed to pay Z9 a cash purchase price of $620,000 and to issue 4,493,198 shares of Series B Preferred Stock to ZeroNines as consideration for the work performed by Z9 under the Design and Build Contract. That stock has been issued to ZeroNines, although the cash portion of the purchase price has not yet been paid. This amount is a contingent liability, as we are obligated to pay the cash portion of the purchase price only on our receipt of specified amounts of capital in this offering or from revenue. If the minimum proceeds are received in this offering, we will pay $90,000 to Z9, and will increase this payment by $50,000 for each $100,000 in additional net proceeds we obtain from this offering, up to the aggregate cash purchase price of $620,000. We will also allocate 50% of any revenue obtained by us before and during this offering to pay down the cash portion of the purchase price owed to Z9. Such payments, if any, will reduce the amount to be paid Z9 from proceeds of this offering, subject to our obligation to pay to Z9 a minimum of $50,000 for each $100,000 in additional net proceeds we receive above the minimum until the aggregate cash purchase price has been received by Z9.

In August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines. This agreement was intended to set forth our ownership of the ZenVault portal, describe fully the extent of our license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform, and to confirm our revenue sharing obligations with ZeroNines. Among other terms, the agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademark, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010;

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal at *www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, and:

  - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

  - if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

  - for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines (if it hosts our portal), and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

The Offering

The following summary contains basic information about this offering and the Series A Preferred Stock, and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Series A Preferred Stock, please refer to the section of this offering circular entitled "Description of Capital Stock."

Series A Preferred Stock offered:

500,000 shares (minimum)
9,200,000 shares (maximum)

Shares of capital stock to be
outstanding after minimum offering[(1)]:

500,000 shares of Series A Preferred Stock
500,000 shares of Series B Preferred Stock
500,000 founders shares of common stock

Shares of capital stock to be
outstanding after maximum offering[(2)]:

9,882,000 shares of Series A Preferred Stock
9,882,000 shares of Series B Preferred Stock
9,882,000 founders' shares of common stock

Rank, liquidity preferences, and conversion features
of the Series A Preferred Stock:

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, which ranks senior to the founders' shares of common stock. In the event of liquidation, sale or winding up of our affairs, holders of the Series A Preferred Stock will have the option of electing between a 10% cumulative dividend or a 50% liquidation preference based on the stated value of the Series A Preferred Stock owned. If elected, the liquidation preference entitles the holder to a 50% premium on the purchase price paid for the Series A Preferred Stock at the time of our liquidation, sale or winding up. The Series A Preferred Stock may be converted into common stock at any time at the holder's election on a one-to-one basis, *i.e.*, one share of Series A Preferred Stock will convert into one share of our common stock, subject to adjustment for stock splits and similar events.

Options outstanding at December 31, 2011:

2,814,000 options

Use of proceeds:

If we receive the minimum proceeds from this offering, we intend to use the net proceeds to pay $90,000 to Z9 Services Group, LLC, a related party, under the terms of the Design and Build Contract; to fund general and administrative expenses, including salaries for programming personnel; and to complete the design and implementation of an EMS module for our portal. If we receive the maximum proceeds from this offering, we intend to use the net proceeds to pay the full $620,000 price under the Design and Build Contract to Z9 Services Group; to pay general and administrative expenses, including salaries payable to our executive officers; to fund completion of the design and implementation of the EMS and medical practitioner modules for our portal; to pay professional fees; and the remainder will be allocated to working capital.

(1) Reflects a reverse stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively. We refer collectively to these provisions, including the companion provisions described in footnote (2) below, as the ownership equalization provisions in this offering circular. Does not reflect (i) the acceptance or rejection of the Rescission Offer, or (ii) options to purchase 2,814,000 shares outstanding at December 31, 2011. The escrowed $341,000 purchase price of the 682,000 shares of Series A Preferred Stock that are the subject of the Rescission Offer are separate from, and will not count toward, the minimum shares of Series A Preferred Stock offered.

(2) Reflects (i) a forward stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively, and (ii) rejection of the Rescission Offer by all Prior Subscribers. Does not reflect options to purchase 2,814,000 shares outstanding at December 31, 2011.

Summary Selected Unaudited Financial Information

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Asset Purchase, License and Revenue Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

Statements of Loss Data:	ZeroNines Assets Sold May 1, 2010 to August 16, 2010	ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010	ZenVault Medical Corporation Year Ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Subscription revenue	$ —	$ —	$ 418
Expenses:			
Research and development	88,059	—	—
General and administrative	—	235,287	88,415
Amortization	—	—	24,721
Total operating expenses	88,059	235,287	113,136
Other income (expense), net		155	1,008
Net income (loss)	$ (88,059)	$ (235,132)	$ (111,710)
Basic and diluted net loss per common share		$ (0.06)	$ (0.03)
Weighted average number of common shares outstanding		4,004,219	4,142,493

The following table presents selected consolidated balance sheet data of ZenVault as of December 31, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, assuming the payment of other offering expenses aggregating $75,000 (minimum) to $175,000 (maximum). The pro forma information below assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, the pro forma balance sheet data would change through the addition of up to $341,000 to cash, working capital, and stockholders' equity.

	As of December 31, 2011		
	Actual	Pro Forma Based on Closing Minimum Offering	Pro Forma Based on Closing Maximum Offering
Balance sheet data:	(Unaudited)		
Cash and cash equivalents	$ 827	$ 175,000	$ 4,425,000
Working capital	827	175,000	4,425,000
Total assets	673,499	400,199	4,650,199
Total stockholders' equity	225,199	400,199	4,650,199

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "may," "will," "anticipate," "intend," "estimate," "project," "plan," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. All statements contained in this offering circular regarding our future strategy, plans and expectations, our anticipated growth, trends in our business, plans for the commercialization of our web portal, future operations, projected financial position, potential future revenues, projected costs, future prospects, and results that might be obtained by pursuing management's current plans and objectives are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

- the possibility of our operating costs increasing beyond our current expectations and our ability to fully implement our current business plan;

- our ability to obtain future financing when needed;

- our limited history, and new and unproven business model;

- our need to secure consumer participation on our portal or to develop relationships with resellers or other strategic partners that can bring users to our portal;

- the success or failure of the security measures incorporated into our portal;

- potential competition from entities that separately license or sublicense ZeroNines Always Available™ business continuity platform;

- our ability to implement technologies that do not infringe the intellectual property rights of third parties, or our ability to secure a license for such technologies;

- the results of our efforts to provide additional functionalities on our portal;

- consumer and healthcare provider acceptance of our portal in the United States or other countries;

- the introduction of cloud-based personal health records management systems by competitors;

- our ability to respond to new developments in cloud-based records management technology and new applications for cloud-based records management;

- our ability to protect our intellectual property through confidentiality and non-disclosure agreements, and ZeroNines' ability to protect its patented technology from infringement by others;

- our ability to allow users to quickly upload and store personal health information in a safe and secure manner;

- our ability to comply with data privacy and use laws, including those specifically applicable to personal health information;

- our compliance with existing governmental regulations affecting our business and our ability to respond to change in those regulations, particularly those in the healthcare industry;

- our ability to limit interruptions in service and damage to servers and other computer systems that we own or obtain the right to use;

- our ability to attract and retain qualified officers and key personnel;

- our expectations regarding the effect of the rescission offer on the rescission or damage rights of persons who purchased rescission shares; and

- our plans to develop new or additional features for our portal.

As we are not currently a "reporting company" as that term is defined in the Securities Exchange Act of 1934, it is important to note that the safe harbor for forward-looking statements available to reporting companies is not available to us. You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this offering circular. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our investors. We have no duty to, and do not intend to, update or revise the forward-looking statements in this offering circular after the date of this offering circular except to the extent required by the federal securities laws. You should consider all risks and uncertainties disclosed in this offering circular when making an investment decision.

QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Rescission Offer. These questions and answers do not address all questions that may be important to you as a purchaser of Rescission Shares. Please refer to "The Rescission Offer" beginning on page 56 and the more detailed information contained elsewhere in this offering circular and the exhibits to this offering circular, which you should read carefully.

Q: What is a rescission offer?

A: A rescission offer is an offer by the issuer of securities to repurchase such securities at their purchase price plus statutory interest.

Q: Why are you making the Rescission Offer?

A: On February 17, 2011, we filed an offering circular with the Securities and Exchange Commission, or SEC, which we subsequently amended on February 24, 2011 and March 29, 2011 (as amended, the "Previously Filed Offering Circular"). Following our founding in August 2010 and through April 22, 2011 (the "Purchase Period"), we sold 682,000 shares of Series A Preferred Stock (the "Rescission Shares") to eight subscribers (the "Prior Subscribers"), and accepted into escrow the $341,000 purchase price (the "Purchase Price") for those shares. We did so based upon legal advice that we were permitted to make sales of Preferred Stock before the Previously Filed Offering Circular was filed or qualified by the SEC. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales of the Series A Preferred Stock until such time as we filed the Previously Filed Offering Circular with the SEC and the SEC qualified the Previously Filed Offering Circular (which had not occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period. In order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares during the Purchase Period, we determined that we are required to make a rescission offer (the "Rescission Offer") to the Prior Subscribers who purchased Rescission Shares from us during the Purchase Period.

Q: How can you fund the Rescission Offer if the Purchase Price for the Rescission Shares was used by you in your operations?

A: We never authorized the Escrow Agent to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent in a separate escrow account, the Rescission Escrow Account, as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

Q: What will I receive if I accept the Rescission Offer?

A: If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date. As the escrowed funds do not bear interest and we do not have funds with which to pay all interest due if all or substantially all of the Prior Subscribers elect to rescind, ZeroNines has agreed to deposit in the Rescission Escrow Account on the date of this Offering Circular a total of $27,000 so as to facilitate the full payment of interest if all or substantially all of the Prior Subscribers elect to rescind. The amount to be advanced to us by ZeroNines and deposited in the escrow account represents approximately 6% interest on the aggregate Purchase Price of the Rescission Shares calculated through April 30, 2012. As of December 31, 2011, the total accrued interest payable to Prior Subscribers, assuming all such Prior Subscribers elected to accept the Rescission Offer, totaled $19,818.41, which amount will increase by approximately $1,705 for each 30 days which passes after December 31, 2011.

Q:Wll ZenVault become insolvent or will ZenVault violate state or federal minimum capital or reserve requirements if all Prior Subscribers accept the Rescission Offer?

A: If all Prior Subscribers accept the Rescission Offer, then our cash in the Rescission Escrow Account will no longer appear as an asset, and our previously issued Series A Preferred Stock, subject to the Rescission Offer, will be reduced by approximately the same amount. In this event, our previously issued Series A Preferred Stock, subject to the Rescission Offer at December 31, 2011) would be reduced by $341,000. However, this will not result in our assets being exceeded by our liabilities, a commonly accepted definition of business insolvency. We are not subject to any state or federal minimum capital or reserve requirements. Accordingly, if all Prior Subscribers accept the Rescission Offer, we will not violate any minimum capital or reserve requirements.

Q: Were any of the Prior Subscribers officers, directors or 5% of more beneficial stockholders of ZenVault?

A: No. However, Dr. Mark W. Brunvand, a director nominee, purchased 50,000 shares of Series A Preferred Stock on November 14, 2010, and gifted those shares to two relatives following their purchase.

Q: Am I required to accept the Rescission Offer?

A: No. You are not required to accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary.

Q: Should I accept the Rescission Offer?

A: You must make your own decision about whether to accept the Rescission Offer. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

WE URGE YOU TO REVIEW THIS OFFERING CIRCULAR CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER.

If you have any questions about the Rescission Offer, you can call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

Q: What is the effect of the Rescission Offer on my ability to assert claims?

A: The rights remaining to the recipients of a rescission offer are not clearly delineated under the securities laws. Section 14 of the Securities Act expressly provides that any provision which seeks to bind a purchaser to waive compliance with the federal securities laws is void. There is case law which supports the position that an investor may be estopped from asserting federal securities law claims following a rescission offer. For a more detailed description of the effect of the Rescission Offer on any applicable securities law claims, see "Risk Factors–The Rescission Offer may not bar claims relating to our non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount" and "Risk Factors–Your right of rescission, if any, may not survive if you fail to accept the Rescission Offer."

Q: Under relevant state law, what remedies might be available to me if I am a Prior Subscriber and wanted to bring an action against ZenVault in connection with my prior purchase of the Rescission Shares?

A: The answer to this question varies depending on the laws of the state in which you reside, the laws of the state in which the offer originated, and the laws of the state in which the offer was delivered or received. Some states allow purchasers to assert claims for two inconsistent remedies, such as a claim for rescission and a claim for damages, and then elect a remedy from those asserted at the time of trial. In other states, courts have ruled that

pursuing one theory of relief, such as rescission, precludes suing for damages, and *vice versa*. Other state courts have ruled that obtaining one type of relief may or may not bar recovery on the other asserted theory or theories of liability. For example, in Colorado courts are inclined to permit conflicting remedies to be pursued, especially where relief under one theory is or becomes unavailable. If you have questions concerning the remedies to which you may be entitled under state law, we strongly encourage you to consult an attorney in the state in which you reside.

Q: Does the Rescission Offer bar actions by state and federal authorities against ZenVault?

A: No. The Rescission Offer does not bar state and federal authorities from initiating an enforcement action against ZenVault, nor does the Rescission Offer bar initiation of criminal proceedings against ZenVault. State or federal authorities may initiate an action against us at any time related to suspected securities law violations, subject to applicable statutes of limitations.

Q: When does the Rescission Offer expire?

A: The Rescission Offer expires at 5:00 p.m., Mountain Time, on [the Expiration Date], which is 30 days from the date of this offering circular.

Q: What do I need to do now to accept the Rescission Offer?

A: The Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RESCISSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer.

IF YOU DO NOT CHECK THE "I ACCEPT THE RESCISSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

If you accept the Rescission Offer before the Expiration Date, then we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer. Within two business days of the Expiration Date, we will instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular.

Q: What do I need to do now to reject the Rescission Offer?

A: You do not need to take any action to reject the Rescission Offer.

Q: What happens if I fail to check the box next to "I ACCEPT THE RESCISSION OFFER" on my Rescission Offer election form and return it to you in a timely manner?

A: If you do not check the box next to "I ACCEPT THE RESCISSION OFFER" on your Rescission Offer election form and return it to us by facsimile transmission or regular mail in a timely manner, you will be deemed to have rejected the Rescission Offer. If you reject the Rescission Offer, you will not receive any payment with respect to your Rescission Shares and will continue to own those shares.

Q: Can I change my mind about accepting or rejecting the Rescission Offer?

A: Yes. You can change your decision about accepting or rejecting the Rescission Offer at any time on or before the Expiration Date. To change your decision, make a copy of your Rescission Offer Election Form, cross out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

Q: When will I receive payment for my Rescission Shares if I properly accept the Rescission Offer?

A: Following the Expiration Date, we will within two business days instruct the Escrow Agent to send you a check in the amount of the Purchase Price for the Rescission Shares you previously purchased, together with statutory interest on that amount from the date of your purchase to the Expiration Date. The instructions to the Escrow Agent require the Escrow Agent to mail the check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

Q: If I do not receive the check within two weeks of the Expiration Date, what should I do?

A: If you have not received the check from the Escrow Agent within two week of the Expiration Date, please call us immediately at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com. We will promptly contact the Escrow Agent on your behalf and ask the Escrow Agent to contact you directly with the certified mail receipt number so that both you and the Escrow Agent can determine if the check was delivered, lost or is still en route. We will also take steps to follow-up with the Escrow Agent to ensure that you receive the return of your Purchase Price, together with accrued interest, as described in this offering circular.

Q: Who can help answer my questions?

A: If you have questions regarding the Rescission Offer, you may call us at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

RISK FACTORS

An investment in our Preferred Stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this offering circular before you decide whether to buy our Preferred Stock, including our financial statements and related notes. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. In these circumstances, you could lose all or part of your investment.

Risks Related To Our Business

There is substantial doubt as to our ability to continue as a going concern.

We have experienced recurring losses since inception, resulting in cumulative losses of approximately $346,842 through December 31, 2011, excluding an additional $88,059 in expenses attributable to the assets we acquired from ZeroNines in December 2010. Management has prepared our financial statements on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We will need to obtain additional capital to continue as a going concern and to fund our operations, including to:

- build-out additional modules for the ZenVault portal;

- enhance the functionalities and features of the ZenVault portal;

- market the ZenVault portal to strategic partners;

- fund payments due under the ZeroNines design and build contract, as well as monthly royalties due to ZeroNines;

- fund capital expenditures for system hardware and cloud-related operating expenses; and

- sustain our corporate overhead requirements, and hire and retain necessary personnel.

There is no assurance we will be able to execute our business plan and create a sustainable going concern. If we do not, you may lose your entire investment.

We are a development stage company, have a history of net losses, and we may never achieve profitability.

We are a development stage company and have incurred net losses since our inception in August 2010. Our net losses were approximately $235,132 for the period from August 17, 2010 (inception) to December 31, 2010, and $111,710 for the year ended December 31, 2011. At December 31, 2011, we had an accumulated deficit of $346,842. We plan to increase our operating expenses in the near future as we continue to develop additional modules, functionality and features for our portal; expand our limited marketing efforts directed to strategic partners; enhance our system and cloud-based resources; and increase our personnel resources in programming, customer service, and administrative areas. We have generated minimal revenue to date from our portal. We plan to seek licensing arrangements which may provide us with potential royalties and those arrangements, if obtained, will be our primary source of revenue for the foreseeable future. We cannot be certain that licensing arrangements will be concluded, or that the terms of those arrangements will result in our receiving material revenue. If we do not generate revenue from license agreements with resellers or others, or if our operating expenses exceed our expectations, we may never achieve profitability and you could lose your entire investment.

If we do not obtain additional financing to continue to fund our operations, we may be forced to scale back or suspend the planned development of additional functionalities for our portal, which may prevent us from obtaining license agreements and end users.

At December 31, 2011, we had minimal cash or cash equivalents. We anticipate that if we receive the maximum proceeds of this offering, we will have sufficient working capital to meet our requirements for the next 18 to 24 months. If less than the maximum offering amount is raised in this offering, we expect to reduce budgeted proceeds allocated to hardware and cloud-based computing resources, and to reduce the period over which the

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proceeds will be applied to 12 months. Please see "Use of Proceeds" for additional information concerning our planned use of proceeds from this offering. We anticipate we will require significant additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

- progress in, and the costs of, our development of additional functionalities and related efforts to enhance our portal;

- the time necessary to secure license agreements with strategic partners and for those strategic partners to acquaint end users with our portal;

- the extent to which we are obligated to customize our portal for strategic partners, and related demands for technical support;

- the generation of any revenues from license agreements;

- the costs of scaling our portal's network architecture and cloud-based resources as end user demand increases; and

- the costs of security measures and compliance with privacy laws and regulations.

Until we can generate royalty revenue, we expect to satisfy our future cash needs through public or private sales of equity or debt securities. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If we were to obtain debt financing in the future, we may be required to grant lenders a security interest in all or a portion of our assets and issue warrants to acquire our equity securities, resulting in dilution to our stockholders' ownership. In addition, debt financing may carry restrictive covenants, including limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Equity financing would dilute the ownership interests of our existing stockholders, and may carry rights and preferences that favor newer investors over prior investors. If we are unable to raise additional capital when required or on acceptable terms, then we may have to significantly delay, scale back or discontinue development of additional functionalities for our portal, which may harm our ability to attract strategic partners and end users.

Our limited history, new and unproven business model and rapidly evolving market make it difficult to evaluate our future prospects and increase the risk that we will not be successful.

We launched our portal in the fourth quarter of 2010, although in 2011 ZeroNines continued to test and make changes and enhancements to our portal. As a result, there is a very limited history upon which to evaluate our prospects or future operating results. We expect to add further modules and functionalities to our portal after completion of this offering, which may directly impact our ability to attract strategic partners and end users. In addition, the business of providing cloud-based PHR management to consumers and other healthcare market participants is relatively new and subject to rapid change. You must consider our business and prospects in light of the risks and difficulties we will continue to encounter as a company with a new and unproven business model which intends to operate in a new and rapidly evolving market. These risks and difficulties include our ability to, among other things:

- develop compelling features that will attract consumers to our portal and provide a secure, reliable and accurate means of storing and retrieving PHR;

- develop relationships with strategic partners that will yield revenue and facilitate the expansion of the portal's end user population;

- continue to add modules to our portal that will enhance its functionality for consumers, healthcare providers and others in the healthcare industry;

- earn the trust of consumers and healthcare providers with respect to the storage and use of confidential healthcare and personal information in compliance with our own high standards and applicable governmental and other legal obligations related to healthcare data privacy and protection;

- obtain access to a scalable, high performance technology infrastructure that can securely, efficiently and reliably handle increased usage globally;

- successfully compete with other companies in the PHR management market;

- provide new cloud-based healthcare records applications for consumers and healthcare providers;

- avoid security breaches that result in unauthorized access to personal health information;

- avoid claims of intellectual property infringement, including patent infringement;

- avoid interruptions or disruptions in the operation of our portal;

- avoid problems with the functionality of our portal;

- continue to hire and retain highly skilled officers and employees who can facilitate the achievement of our business objectives; and

- successfully expand our business.

We may not be able to address these risks and difficulties or others that we may encounter, including those described elsewhere in this offering circular. Our failure to adequately address risks and difficulties as we encounter them could cause our reputation to suffer and harm our business. We base our current and future expense levels on our management's estimates of the size of our market and the number of potential strategic partners we intend to target. However, operating results are difficult to forecast due to the uncertainty of our market, the fact we have not yet generated material revenue, and our yet undemonstrated ability to secure royalty-paying license agreements for our portal. We intend to devote financial and other resources to increasing the functionality of our portal, but we may be unable to adjust our spending in a timely manner to compensate for lack of anticipated revenue. As a result, we may make errors in predicting capital requirements and expenses, which would harm our business and financial condition.

If we do not secure license agreements with strategic partners that can bring a significant number of end users to our portal, we may not successfully commercialize our portal and generate meaningful revenue.

A key aspect of our strategy is to enter into license agreements with strategic partners that can bring significant numbers of end users to our portal. We anticipate generating revenue from these agreements through the strategic partner's payment of royalties based on the average number of end users brought to our portal by the strategic partner. We have one license agreement currently in effect that is titled, "Reseller Distribution Agreement," but to date we have not received any royalties under this agreement. That license agreement, like others we hope to secure, provides that our portal is not the exclusive PHR management portal that may be marketed by the strategic partner to end users. Even if we succeed in securing licensees, the licensees may fail to bring end users to our portal because they:

- do not have sufficient resources or decide not to devote the necessary resources to recruit end users to our portal due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

- believe our portal is not as effective, secure or as consumer-friendly as competitive portals or other cloud-based technologies;

- decide to market a different PHR portal because the royalty rate is lower than ours;

- decide to develop a competitive portal;

- find the marketing of our portal to be more difficult or costly than the licensees anticipated; or

- decide to terminate or not to renew the license agreements for these or other reasons.

License agreements are generally terminable for cause on short notice, and sometimes may be terminated or subject to a royalty reduction if the licensee fails to obtain a minimum number of end users within a specific term (usually one year). Once a license agreement is signed, it may not lead to end users coming to or using our portal.

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We also face competition in seeking out strategic partner licensees. If we are unable to secure strategic partner licensees that can effectively represent and market our portal to end users, we may not generate meaningful revenue.

If our portal is compromised, we could be subject to fines, damages, litigation and enforcement actions and consumers could curtail or cease using our portal, any of which would significantly damage our business.

Our portal and the computer systems which operate our portal involve the storage, uploading and downloading of non-public PHR by consumers or their healthcare providers. Despite the security measures designed into our portal, our computer systems or those systems that we utilize under agreements with others are vulnerable to computer viruses, break-ins and other attacks that result in unauthorized access, disclosure and use of non-public personal health records. The techniques used by rogue or criminal elements that may be used to attack our computer systems are sophisticated, change frequently and may originate from unregulated or remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We cannot guarantee that we will be able to prevent a breach of our portal's security measures or the computer systems that support our portal's operations in the future. The unauthorized release of PHR may subject us to fines, damages from claims asserted by strategic partners and end users, litigation and enforcement actions. In addition, if we experience several compromises of our portal or computer systems, strategic partners or end users may lose confidence in our portal and cease using our applications, which would materially harm our business.

The PHR stored on our portal is subject to extensive healthcare data privacy laws and regulations. If the security of PHR is breached, we may be subject to fines and damages, and our reputation and business may be materially harmed.

The privacy provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and rules issued under HIPAA restrict and establish standards with respect to the storage, use, processing, disclosure, transfer and protection of protected health information. Protected health information is information, including demographic data, which relates to:

• an individual's past, present or future physical or mental health or condition,

• the provision of healthcare to the individual, or

• the past, present, or future payment for the provision of healthcare to the individual,

and that identifies the individual or for which there is a reasonable basis to believe can be used to identify the individual.

The Health Information Technology for Economic and Clinical Health Act, commonly referred to as HITECH, enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act, expanded HIPAA's definition of business associates to include an entity that performs a function, activity or service on behalf of a covered entity and that requires use of, or access to, personal health information maintained by covered entities. This broad definition encompasses, among others, application services providers, electronic medical records services, and administrative services. Although we are not a covered entity as that term is defined in HIPAA and do not currently provide services on behalf of a covered entity, the expanded definition of business associate under HITECH may subject us or our licensees in the future to HIPAA-related liabilities. We have taken into account the privacy and security standards and other requirements of HIPAA and HITECH when designing our portal and its security measures, but we cannot assure you that these measures will prevent us or our licensees from suffering a security breach related to PHR. If the services we provide through our portal result in the unauthorized disclosure of PHR, we and/or our licensees may be subject to enforcement actions, civil and criminal penalties, and civil suits for damages, including punitive damages. Any of these events would likely damage our reputation and our ability to expand our business, with a corresponding negative effect on our liquidity and results of operations.

Our portal may need frequent updates, revisions or modifications to comply with changes in the regulation of personal health information and related privacy laws.

The proper and secure handling of medical records and PHR is subject to extensive federal and state laws and regulations. The volume and complexity of these laws and regulations is considerable, and many have changed in recent years. Government agencies such as the Department of Health and Human Services, or DHHS, have broad

power to interpret and to issue additional rules pertaining to the secure handling and transmission of medical records and PHR. We expect to incur significant costs to keep informed of and in compliance with such laws and regulations and requirements, and these costs may increase as we expand the functionalities of our portal. If Congress, DHHS or other regulators impose new regulations on the handling of medical records and PHR, we may be forced to reduce, enhance or remove certain features from our portal to comply with new or modified laws and regulations. If we are unsuccessful in modifying our portal to adapt to stricter regulations, or if the modifications reduce the utility of our portal for end users, our business, financial position, and results of operations may be harmed materially.

We may be subject to other data privacy laws and regulations, as well as contractual privacy obligations, which may expose us to liability or indemnification obligations.

In addition to PHR privacy laws, we are subject to data privacy laws and regulations pertaining to the storage, use, processing, disclosure, transfer and protection of non-public personal information, including credit card data we may collect from end users who elect to purchase premium service offerings. We will also be subject to privacy-related obligations under license agreements we enter into with any strategic partners. Any failure by us to comply with applicable privacy laws or regulations, our contractual privacy obligations, or our own privacy policies may result in fines, statutory or contractual damages, litigation, or governmental enforcement actions. Additionally, violations of our contractual privacy obligations may trigger indemnification provisions in our license agreements that would obligate us to indemnify our licensees for damages or expenses incurred in connection with a data security breach that was attributed to the design or maintenance of our portal. Any of these events could cause licensees or end users to lose trust in us, which would harm our reputation and business, or may subject us to liabilities which would materially harm our financial position.

We have extensive business, management, ownership and technology ties to ZeroNines that may subject us to a number of operational, technology and staffing risks, including potential conflicts of interest, which could individually or collectively harm our operating results or financial position.

We have extensive business, management, ownership and technology relationships with ZeroNines, which was responsible for conceptualizing our portal and performing initial research and development of our portal prior to our formation. Since that time, our business has been substantially dependent on ZeroNines, in that:

- Messrs. Botdorf, Gin and Fukuhara were instrumental in founding and organizing our business;

- Messrs. Botdorf, Gin and Fukuhara, being three of our four executive officers, were and are also employed as the Chairman, CEO and Chief Technology Officer, respectively, of ZeroNines and sit on its board of directors, and devote only 33% of their working time to us (13 hours per week based on a 40-hour work week);

- a number of the independent contractor programmers we utilize are also under contract to, or employed by, ZeroNines;

- in October 2010, Messrs. Botdorf, Gin and Fukuhara, together with certain of their family members and affiliates, Dr. Mark Brunvand, a director nominee who will join our board of directors on the date of this offering circular, ZeroNines, and other unaffiliated parties, entered into a founders' agreement that entitles such persons and the other founding stockholders to ownership equalization with the Series A Preferred Stock at the time of the final closing of this offering;

- in December 2010, we entered into the Design and Build Contract with Z9 Services Group, a wholly-owned subsidiary of ZeroNines, under which we agreed to pay Z9 Services Group a contracted price of $620,000 and issue 4,493,198 shares of our Series B preferred stock to ZeroNines (as assignee of Z9 Services Group) for the design, build-out, testing and deployment of the ZenVault portal; and

- in August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines which memorialized the sale to us of the ZenVault web site, trade name, trademark, and associated intellectual property effective December 15, 2010, and which established a revenue sharing agreement for hosted and non-hosted private-labeled portals that we license or sublicense to third parties.

The extensive nature of our business, management, ownership and technology ties to ZeroNines mean that conflicts of interest exist currently and may arise in the future as a direct result of these ties. Although the Participation Agreement was meant to align our interests and those of ZeroNines in the private-label licensing of our portal to strategic partners, conflicts of interest between us and ZeroNines may continue to exist and may include, among others:

- allocations of management time and other shared personnel resources;

- contract terms, such as performance and acceptance provisions, pricing, credit and payment terms, and contractual allocations of risk;

- corporate opportunities; and

- decisions to utilize technologies offered by ZeroNines or other vendors.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to our stockholders, and to the extent such persons are officers and directors of ZeroNines, they also have a fiduciary duty to manage ZeroNines' business in a manner beneficial to its stockholders. We have established policies and procedures designed to ensure that where a conflict of interest is present or arises between us and ZeroNines, Dr. Brunvand and any other independent directors then on the conflicts committee of our board of directors must approve any transaction related to such actual or potential conflicts. Please see "Related Party Transactions and Conflicts of Interest" on page 67 of this offering circular for further information regarding such policies and procedures. We cannot assure you that our policies and procedures will adequately address potential or actual conflicts of interest that arise between us and ZeroNines, or that the resolution of such conflicts will be effective. If conflicts of interest lead to disputes that result in contract terminations, cancellations or litigation, our business, financial position, or results of operations may be harmed.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our portal and its principal features are accessible with little or no perceptible load time.

A key element in our business strategy is seeking to ensure that end users have access to our portal and its principal features at all times with little or no perceptible load times. As we add new functionalities to our portal and as end user traffic increases, our portal could experience slower load times, system failures, or disruptions unless we timely increase the capacity of our technology infrastructure. We expect to continue to make significant investments to upgrade our technology and network infrastructure to support the addition of new functionalities to our portal and to address increased traffic. We have found through past upgrades and expansions that these efforts are complex and in the past have resulted, and in the future could result, in portal outages, inefficiencies or operational failures. If we do not effectively address infrastructure challenges, upgrade our systems as needed and match network architecture to demand, end users may seek alternative means of managing their PHR and licensees or potential licensees may select alternative providers of PHR management technologies, each of which would negatively impact our business.

The sales cycle for licensing our portal to prospective licensees can be long, and we may not recognize revenue until execution of the license, completion of customization and contracted portal modifications, and minimum end user requirements are met, which will make it difficult to forecast our operating results.

We have very limited experience in negotiating and securing license agreements to date, but that experience suggests that it can take us between three and six months to secure a license agreement, and at times it may take longer. The period between our initial contact with a potential strategic partner and the completion of a license agreement may be relatively long due to several factors, including:

- our need to educate potential strategic partners about the uses, safety and reliability of our portal, and the benefits our portal will provide to end users;

- strategic partners often have budget cycles which can affect the timing of licenses; and

- strategic partners may have lengthy internal approval processes before a license can be signed.

In addition, our strategic partners may demand customization of the portal and, as is the case with our existing licensee, we may agree to provide the portal to the licensee on a private label basis, which will also require us to

provide customization services and additional technical support. Our sole licensee, which we licensed under an agreement entitled, "Reseller Distribution Agreement," recently entered into an agreement to provide a private label portal to a pain management company, for which we will be providing a minor amount of customization. As a result, these license opportunities may require us to devote greater sales and technical resources to the licensing process, increasing the cost and time required to secure licenses. It is difficult to predict when particular licenses will occur or be completed, which adversely impacts our ability to accurately forecast our cash requirements and operating results.

If we do not continue to enhance and improve our portal and successfully introduce new features, our ability to maintain our royalty pricing and to attract and retain strategic partners and end users will be harmed, and our operating results will suffer.

We intend to attract new prospective strategic partners and end users by continuing to improve the functionality and features on our portal. For example, we intend to create and introduce a module on our portal in 2012 for use by physicians and their offices. If we fail to continue to develop new features on our portal that serve and improve consumers' ability to manage their PHR, or if we fail to ensure that PHR can be uploaded by consumers or healthcare providers with a minimum of effort, we may be unable to obtain and continue to retain potential strategic partners and maintain our royalty pricing. We cannot assure you that we will be able to timely and adequately develop additional functions and features or introduce new features that will satisfy the demands of end users. Further, developing new technologies and software applications entails significant technical and business risks. We cannot assure you that any new functions, features or applications will achieve the level of acceptance required for us to generate sufficient revenue to offset our development costs. If we do not continue to enhance and improve the functions and features of our portal and successfully introduce new features that enhance the management of PHR, our ability to maintain our royalty rates and to attract and retain strategic partners will be harmed, and our operating results will suffer.

End users may not widely use our portal to manage their PHR, which would limit our ability to grow our business.

Our ability to grow our business and generate revenue depends on our success in educating end users about how and why maintaining their PHR in a secure, cloud-based environment will provide a variety of benefits to the end user. Cloud-based storage of PHR is a relatively new concept, and has not yet been widely adopted by prospective strategic partners or end users. Concerns about privacy, security, cost, fraud, reliability and other issues may cause strategic partners to be reluctant to market our portal to end users, and also may deter end users from using our portal. Moreover, healthcare providers who have already invested substantial resources in other electronic healthcare records management systems may be reluctant to adopt a new approach like ours to supplement or replace existing systems. If end users do not widely begin to use our portal and derive benefits from that use, our ability to grow our business will be limited.

Any failure to compete successfully against current or future competitors would materially adversely affect our business and prospects.

The market for cloud-based PHR storage and management for consumers is relatively new and rapidly evolving. With the recent decision by Google, Inc. to shut down Google Health, Microsoft's HealthVault is considered a dominant competitor in the PHR storage and management industry. We may also encounter competition from Avado, Inc., a company with a beta-site and a business plan similar to ours that is headed by three former Microsoft executives. Companies that offer traditional EMR storage and management services to healthcare providers, hospitals, and insurance companies may elect to extend their services to consumers and compete with us by developing software and network capabilities using internal resources or outside custom software or enterprise solutions providers. New competition also may develop from technology and software companies that specialize in cloud-based applications or computing within vertical markets outside of the healthcare industry.

Our competitors may announce new portals, functionalities or enhancements that better address the needs of consumers, healthcare providers, and other healthcare market participants. In addition, competitors and potential competitors may enter into business combinations or alliances that strengthen their competitive positions. If any of these competitors were to introduce a portal with functionalities that exceeded those offered by our portal, we could be required to reduce our prices or invest in developing new features for our portal, which could adversely affect our

operating results and financial condition. In addition, it may be difficult to displace a competitor once that competitor has established a relationship with a strategic partner.

We expect to encounter new and evolving competition as the market becomes aware of the advantages of cloud-based storage and management of PHR. For example, social networking companies with a large number of online users could develop competing PHR applications, or partner with third parties to do so. Future or existing competitors may introduce different pricing models that may also affect our ability to compete. In addition, larger, better capitalized companies with greater operational, strategic, financial, personnel, customer or user bases, and other resources than we have could enter our market and attempt to compete with us. If we do not successfully compete with existing and future competitors, our business and future prospects will be adversely affected.

Our licensed rights to use the ZeroNines Always Available^{TM} business continuity platform are not exclusive. If ZeroNines licenses its platform to third parties which choose to compete with us in the PHR market, any competitive advantage we possess may be diminished or eliminated, thus harming our operating results.

Our licensing arrangement with ZeroNines provides that ZeroNines has the sole and exclusive rights to the Always Available^{TM} business continuity platform and all associated intellectual property. We license the ZeroNines platform and the associated intellectual property on a non-exclusive basis. As a result, ZeroNines may license the Always Available^{TM} business continuity platform to third parties that may decide to deploy portals that perform functions similar or identical to ours. While we believe many third parties may elect to license our portal rather than build their own, we cannot assure you that this will be the case. If a number of these third parties elect to build their own portals, we could encounter significantly more competition than we currently anticipate in the PHR market. Intensified competition with other portals using the ZeroNines platform may diminish any competitive advantage we might possess and could erode our margins, thus harming our financial position and operating results.

Our portal and its cloud-based network infrastructure rely on open source software and software licensed from ZeroNines and unaffiliated third parties. If any of this software becomes unavailable to us for any reason, that unavailability could disrupt our operations, increase our operating costs and harm our financial position.

Our portal and its supporting cloud-based infrastructure utilize various types of software licensed through the open source GNU General Public License, ZeroNines, and unaffiliated third parties. If the software we use became unavailable to us or could no longer be licensed on commercially reasonable terms, the operation of our portal could be disrupted or result in the portal becoming unavailable for an indefinite period of time. In either case, we would be required to either redesign our portal or infrastructure to function with software available from other parties, develop these components ourselves, or eliminate the functionality, which would result in increased costs and which could limit the features available through our portal. Any of these results could adversely affect our financial condition and results of operations.

Our technology systems are vulnerable to damage, interruptions or failures, any of which could harm our reputation and business.

Our technology systems rely on computer hardware and communications systems in two cloud-based hosting facilities located on the East Coast and West Coast of the United States. We do not control the operation of the third-party facilities and must rely on third parties to provide the physical security, facilities management and communications infrastructure services to ensure reliable and timely access by end users to our portal. While we believe the dual locations of our web hosting technology systems may lessen the chances of a shutdown of our portal, third-party facilities are vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunications failures, viruses or web-based attacks, terrorist attacks and similar unforeseen events. Despite any precautions we may take, the occurrence of a natural disaster or other unexpected disruptions at both of these facilities which house our equipment could result in lengthy interruptions in availability of our portal. We also have experienced website disruptions, outages and other performance problems due to a variety of factors including maintaining multiple systems, infrastructure changes, power failure, telecommunication outages, and human or software errors. We do not currently maintain business interruption insurance, although we may secure such insurance following the completion of this offering if the terms of such insurance are acceptable to us. Even if we obtain such insurance, we cannot assure you that any damages or lost business which we suffer will not exceed the coverage we purchase. An uninsured or underinsured loss due to technology system damage, interruptions or failures could materially harm our financial position.

We face potential liability for any illegal activities undertaken by prospective strategic partners and their employees, end users, and our employees.

Our prospective strategic partners and their employees, as well as end users, could seek to access and use PHR for unauthorized or illegal purposes, or could use stolen or counterfeit credit card numbers to record a false transaction or to seek a refund related to an otherwise valid transaction. We also face risks related to potential fraud if our employees misappropriate or disclose to others PHR or credit card information of end users. We have implemented systems and procedures designed to detect and prevent the unauthorized access to PHR and reduce the possibility of credit card and employee fraud, but we cannot guarantee that these measures are or will be effective. It is possible that enhancements and changes we undertake to our portal could open up new means by which fraud or unauthorized access to PHR could occur. If those potential areas of exposure remain undetected for extended periods of time and if our systems and procedures are not effective, end user PHR or credit card information could be compromised. Any significant or recurring fraud or illegal activity which results in security breaches of our portal's contents could adversely affect our business, financial condition and operating results.

We might not be able to attract and retain qualified, experienced employees, which could impede the further development of our portal and our ability to grow.

To execute our continuing growth plans, we need to increase the size and maintain the quality of our technology development and customer service staff. To be successful, we must also attract and retain highly qualified sales personnel with specialized skill sets focused on cloud-based PHR management and prospective strategic partners in and outside of the healthcare industry. Competition for qualified and experienced technology development, customer service, and sales personnel can be intense, and we might not be successful in attracting and retaining such individuals. We may in the future experiences difficulties in hiring and retaining a sufficient number of highly skilled employees with appropriate qualifications for our business. Any failure to attract and retain qualified, experienced employees could adversely affect our ability to further develop our portal and grow our business.

Our business and prospects could be harmed if we lose members of our senior management team.

Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel, particularly John Botdorf, our Chairman of the Board, Alan Gin, our Chief Executive Officer, and Keith Fukuhara, our Chief Technology Officer. Our performance also depends on our ability to retain and motivate other officers and key employees. We recently entered into long-term employment agreements with the members of our senior management team, but the existence of these agreements does not assure us of the continued services of these officers. Messrs. Botdorf, Gin and Fukuhara are obligated to devote only part-time to our business and affairs, with the remainder of their time being devoted to ZeroNines. This may result in conflicts of interest arising from the time allocated by each officer to us and ZeroNines, and may limit our ability to respond quickly to changing business conditions and customer demands. In addition, we do not maintain key-man insurance on these individuals. The loss of the services of any member of our senior management or other key employee for any reason would harm our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies, we rely in part on confidentiality agreements with our employees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our portal by copying its functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

We may be unable to adequately protect or enforce our intellectual property and ZeroNines may be unable to adequately protect or enforce the intellectual property we license from it, which could harm our business.

We regard our intellectual property and the intellectual property we license from ZeroNines as critical to our success. That intellectual property is subject to varying forms of protection, including trademarks, copyrights and patents, trade secret protection, and contractual rights. If we are required to undertake legal action to protect our intellectual property or ZeroNines initiates legal action to protect intellectual property licensed to us, any such action could be costly to prosecute and may not be successful. If we are not successful in protecting or enforcing our intellectual property or ZeroNines is unsuccessful in protecting or enforcing intellectual property licensed to us, our business, results of operations and financial condition could be harmed. We have not requested our intellectual property counsel to conduct an exhaustive search of technologies similar to ours, which may result in our later discovery that we are infringing, or infringed in the past, on the intellectual property rights of others. Any such infringement, if proven and if material, could harm our financial position and ability to conduct our business.

Our competitors may devise new methods of competing with us that are not covered by our intellectual property or that of ZeroNines, and may develop alternative technologies to offer a "copycat" business model that delivers cloud-based services similar to ours. In this event, our business may be subject to intensified competition that is undeterred by our existing intellectual property protections. Moreover, we rely on intellectual property and technology developed or licensed by third parties, including ZeroNines, and we may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all.

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our portal's services may be offered. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect intellectual property and our proprietary technology adequately against unauthorized third-party copying or use, which could harm our competitive position.

If we license our portal or a private-label version of our portal to one or more strategic partners, our licensees may take or permit actions that diminish the value of our proprietary rights or harm our reputation.

Our business model contemplates the license of our portal or private-label versions of our portal to prospective strategic partners. These license agreements are expected to encompass a license or sublicense of certain of our proprietary rights, such as trademarks or copyrighted material. Our prospective strategic partners may take or permit the taking of actions that could diminish the value of our proprietary rights or harm our reputation, even if our license agreements prohibit such activity. To the extent prospective strategic partners are obligated to indemnify us for breaches of our intellectual property rights, prospective strategic partners may be unable to meet these obligations or may dispute their responsibilities under a license agreement. Any of these events could harm our business, results of operations or financial condition.

Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.

We may face allegations in the future that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation. As we grow our business and expand our operations, the likelihood of such claims may increase. Patent and other intellectual property disputes or litigation may be protracted and expensive, and the results are difficult to predict. The settlement of intellectual property disputes or litigation may require us to stop offering certain services or features on our portal, purchase licenses which may be expensive to procure, or modify our portal. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Any of these events could harm our business, results of operations, financial condition and reputation.

23

Risks Related To The Rescission Offer

The Rescission Offer may not bar claims relating to our possible non-compliance with federal or state securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount.

It is not certain that the Rescission Offer will have the effect of barring claims relating to our possible non-compliance with applicable federal and state securities laws. If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated. Should the Rescission Offer be rejected, we may continue to be contingently liable for rescission or damages, which could result in a material adverse effect on our results of operations and financial condition. In addition, the Rescission Offer will not prevent regulators from pursuing enforcement actions or imposing penalties and fines against us with respect to any violations of securities laws. Because the Purchase Price for the Rescission Shares remains in the Escrow Account and we never took possession of those funds, we do not expect the Rescission Offer to have a material impact on our financial condition or liquidity.

Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer.

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or state securities laws. We understand that, under most state laws, acceptance or rejection of a rescission offer may preclude offerees from initiating an action against the rescission offeror in connection with the securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer.

Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. Our Rescission Offer is not an admission that we did not comply with any federal and state registration or disclosure requirements, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how any statute of limitations may apply to any claims you have.

General Risks Related To ZenVault

Our executive officers and directors, their friends and family, and ZeroNines hold a controlling interest in our issued and outstanding capital stock and will continue to do so after this offering, meaning your ability to influence corporate matters is limited.

Upon closing of this offering, our executive officers and directors, their friends and family, and ZeroNines will hold founders' common stock and Series B Preferred Stock, respectively, collectively representing ownership of approximately 66% of our outstanding capital stock, without giving effect to shares available for future issuance under our stock option plan. The Series B Preferred Stock owned by ZeroNines, and the Series A Preferred Stock being sold in this offering, vote with our common stock on an as-converted basis as to matters that require stockholder approval. Accordingly, actions such as the election of directors, acquisitions or dispositions, amendments to the articles of incorporation, and similar matters may be controlled by these stockholders for the foreseeable future. This control may also limit the price that future investors might be willing to pay for shares of our common stock.

Future issuances of our capital stock could decrease the value of your shares.

Assuming the maximum amount of Series A Preferred Stock is sold in this offering, we will have approximately 29.6 million shares of our common stock outstanding, giving effect to conversion of the Series A and Series B Preferred Stock. At December 31, 2011, we also had outstanding options to purchase approximately 2.8 million shares of our common stock. As it is unlikely we can obtain traditional bank financing until we succeed in generating material revenue, if we need additional capital we may be required to issue additional shares of common

stock, or additional series of preferred stock, in future equity financings. We also may be required to issue warrants or equity to non-traditional lenders if we elect to obtain additional capital through debt financings. If we issue common stock or securities convertible into common stock, our stockholders will experience dilution and this dilution will be greater if we find it necessary to sell securities at a discount to prior sales prices.

Our outstanding stock options are not be subject to the ownership equalization provisions in our amended articles of incorporation, meaning that if we close on the minimum offering and are not successful in selling additional shares, our executive officers and directors will continue to maintain a high degree of control over us that will limit your ability to influence corporate matters.

If we sell in this offering shares of Series A Preferred Stock in an amount which differs from the 4,493,198 shares of common stock now owned by our founders (and an equal 4,493,198 shares of Series B Preferred Stock now held by ZeroNines), the ownership equalization provisions of our amended articles take effect. These provisions require, for example, that if we sell the minimum of 500,000 shares of Series A Preferred Stock in this offering, our founders (as a group) and ZeroNines will each reduce their ownership to 500,000 shares of common stock and 500,000 shares of Series B Preferred Stock, respectively. Conversely, if the maximum offering is sold, the shares held by our founders (as a group) and ZeroNines will automatically adjust to 9,200,000 shares each, a number equal to the maximum shares we are offering. (The foregoing does not take into account the shares subject to the Rescission Offer. If the Prior Subscribers did not elect to rescind, the total outstanding shares of Series A Preferred Stock would equal 9,882,000 shares, and the founders' common stock and Series B Preferred Stock would each adjust to an equal amount.)

The ownership equalization provisions do not, however, apply to issued stock options, including the 2,314,000 options outstanding at December 31, 2011 that are held by our executive officers, or the 500,000 options held by non-executive officers, employees, and independent contractors. Accordingly, if only the minimum offering is sold hereunder, the exercisable stock options held by our executive officers will remain at 2,314,000 options even though the founders' common stock held by our executive officers, directors and other founding shareholders (as well as the Series B Preferred Stock held by ZeroNines) will decrease substantially due to the operation of the ownership equalization provisions. The impact of the 2,314,000 outstanding stock options will be significant if only the minimum number of shares is sold in this offering, as illustrated below.

For example, if only the minimum offering of 500,000 shares of Series A Preferred Stock is sold in this offering, our total founders' common stock will be reduced to 500,000 shares to equal the shares sold in this offering. Likewise, the Series B Preferred Stock owned by ZeroNines will be reduced to 500,000 shares pursuant to the ownership equalization provisions. Thus, our total capital stock outstanding if only the minimum offering is sold would total 1,500,000 shares. Our executive officers and directors now own 57.92% of our outstanding founders' common stock (without considering stock options and the holdings of ZeroNines), meaning that the holdings of our executive officers and directors will be reduced to 289,600 shares of founders' common stock (approximately 19.3% of our then outstanding capital stock on an as-converted basis) if only the minimum offering is sold. However, when the effect of the 2,314,000 options and the ownership of ZeroNines is taken into account, our executive officers and directors will beneficially own 80.5% of our outstanding capital stock on an as-converted basis following sale of the minimum offering. This concentrated control assures that our executive officers and directors, a majority of whom are also executive officers, directors and principal stockholders of ZeroNines will, if acting in concert with ZeroNines, be able to control all matters submitted to our stockholders for approval, including the election of directors or significant corporate transactions such as an acquisition or the sale of our company. As the number of shares sold in excess of the minimum offering increases, the stock options have a decreased impact on the percentage of the company controlled by our executive officers and directors. We cannot assure you that we will sell more than the minimum offering and, if we do not do so, our executive officers and directors will continue to exercise a dominating influence over matters submitted for a vote to our stockholders.

You will experience immediate dilution in the book value per share of the preferred stock you purchase.

Because the price per share of our Series A Preferred Stock being offered is substantially higher than the book value per share of our common stock (on an as-converted basis after giving effect to the conversion of the Series A and Series B Preferred Stock into common stock), you will suffer substantial dilution in the net tangible book value of the Series A Preferred Stock you purchase in this offering. Based on the offering price of $.50 per share, if you

purchase shares of Series A Preferred Stock in this offering, you will suffer immediate and substantial dilution of $.40 per share (minimum) to $.34 per share (maximum) in the net tangible book value of your Series A Preferred Stock (on an as-converted basis) at December 31, 2011. This dilution calculation assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, you will suffer dilution of $.18 per share (minimum) to $ 33 (maximum). See the section entitled "Dilution" below for a more detailed discussion of the dilution you will incur if you purchase Series A Preferred Stock in this offering.

There is no active public trading market for our common stock. Until an active public trading market is established, you may not be able to sell your stock if you need to liquidate your investment.

There is currently no active public market for our Series A Preferred Stock or our common stock. An active trading market may not develop or, if developed, may not be sustained. The price per share at which we are offering our Series A Preferred Stock, and its as-converted equivalent common stock price, may not be indicative of the price that will prevail in a trading market, if one is established in the future. The lack of an active market may impair your ability to sell your shares of Series A Preferred Stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market value of your Series A Preferred Stock. The lack of a market for our common stock may also impair our ability to raise capital by selling shares of our common stock or securities convertible into common stock. The Series A Preferred Stock we sell pursuant to this Regulation A offering will not be eligible for quotation on the OTC Bulletin Board unless another registration statement is filed that meets the requirements of the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

If a trading market for our common stock develops in the future, the market price may be highly volatile. Further, the sale of common stock by significant stockholders in any future market may cause the price of our common stock to decrease, and the trading and liquidity of our common stock may be limited if the "penny stock" rules apply to transactions in our common stock.

Even if our common stock becomes eligible at some future time for trading on the OTC Bulletin Board or on a national securities exchange, the trading price of our common stock may fluctuate significantly due to quarterly variations in operating results, announcements of developments in the PHR storage and management industry, introductions of new features by us or our competitors, announcements relating to new competition, announcements related to key personnel, security breaches or service disruptions, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our market or general economic conditions.

In addition, several of our stockholders such as our executive officers, directors and ZeroNines, own substantial amounts of shares of our capital stock. If these stockholders were to sell all or a portion of their holdings (in the case of ZeroNines, after conversion into common stock), then the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our common stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock price at such time as a market is established if such stockholders decide to sell all or a portion of their holdings of our common stock within a short period of time.

Trades of our common stock in any future market also may be subject to Rule 15g-9 promulgated by the SEC under the Exchange Act, which imposes certain requirements on broker-dealers that sell securities subject to the rule to persons other than established customers and accredited investors. For covered transactions, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. There are also standardized disclosure requirements imposed on broker-dealers that trade penny stocks, which are generally defined as equity securities with prices per share of less than $5.00 that are not traded on a national securities exchange. FINRA also has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. FINRA's rule interpretations indicate it believes there is a high probability that speculative low-priced securities will not be suitable for at least some customers. If an investor seeks to sell our common stock in a future trading market when our common stock is

subject to Rule 15g-9 and FINRA rules, the market for our common stock may be less active and the sale may be more difficult to execute than if our common stock were not subject to Rule 15g-9 and the FINRA rules.

The offering price of the Preferred Stock was determined by our management team, which was not disinterested at the time of such determination, and was not derived from a public market or determined through negotiations with an investment banking firm, and may therefore be more arbitrary than if determined through those means.

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on a public market price, valuations of comparable companies, or through negotiations with an investment banking firm.

Our financial statements are unaudited. If we engaged an independent auditor to audit our financial statements, our financial statements could be adjusted and, if materially adjusted, could require us to restate our financial statements presented in this offering circular, with a corresponding increase in operating expenses.

We utilized an outside accounting firm to assist us in preparing the compiled financial statements that are presented in this offering circular, but that firm did not audit our compiled financial statements for any of the periods presented. A compilation is substantially less comprehensive in scope than an audit, and does not entail all of the tests or confirmations generally conducted during an audit. The firm which assisted us in compiling our financial statements has expressed no opinion or other form of assurance as to the accuracy of our compiled financial statements. We are responsible for our compiled financial statements, which are required to conform to generally accepted accounting principles (GAAP) in the United States. While we believe our financial statements comply with GAAP, an audit of our financial statements could result in adjustments to those financial statements. If the adjustments were material, we could be required to restate our financial statements. Any restatement could be expensive, time consuming, and cause the value of our capital stock to decrease.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. We are not currently subject to these provisions of Sarbanes-Oxley, and will not be subject to such provisions after closing of this offering, because we are not and will not be an "issuer" as defined in Sarbanes-Oxley. At such time as we become a public company that is listed on the OTC Bulletin Board or a national securities exchange, we will then be subject to the internal control and disclosure control provisions of Sarbanes-Oxley. If we are unable to comply with the requirements of Sarbanes-Oxley in a timely manner once we become subject to these provisions, or if we identify material weaknesses in our internal control over financial reporting or disclosure controls after we are subject to these requirements, we could experience a decline in the trading price of our common stock (which would then be publicly-traded) and could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require us to expend additional financial and management resources in addressing these controls.

We do not expect to pay cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation in the value of our capital stock will provide a return to stockholders. Investors seeking cash dividends should not invest in our Series A Preferred Stock.

DILUTION

If you invest in our Class A Preferred Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the offering price per share of our Class B Preferred Stock and the net tangible book value per share of our outstanding capital stock after this offering. The information below is presented on a pro forma basis which assumes the contemporaneous conversion of all Series A and Series B Preferred Stock into common stock. All dilution calculations below (i) assume that all Prior Subscribers accept the Rescission Offer, and (ii) take into account the ownership equalization provisions. Accordingly, the pro forma, as adjusted net tangible book value per share utilized 1,500,000 shares and 27,600,000 shares as the denominator for the minimum and maximum shares outstanding, respectively. Should the Prior Subscribers choose not to accept the Rescission Offer, the dilution experienced by you would change to $0.18 if the minimum offering is sold and $0.33 if the maximum offering is sold.

Our net tangible book value as of December 31, 2011 was ($106,473) or ($0.01) per share of common stock. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2011, after giving effect to the conversion of all outstanding shares of our Series A and Series B Preferred Stock into an aggregate of 8,836,396 shares of our common stock. This number of shares excludes 150,000 shares previously issued to Bradley J. Claus which are subject to performance vesting criteria. Applicable accounting standards call for these shares not to be considered issued and outstanding and, to ensure consistency with our financial statements we have excluded these shares for purposes of presenting the calculations below.

After giving effect to the issuance and sale by us of 500,000 shares of our Series A Preferred Stock in this offering at the offering price of $0.50 per share, and after deducting estimated offering expenses payable by us on closing of the minimum offering, our pro forma, as adjusted, net tangible book value immediately after the minimum offering would have been $143,527, or $0.10 per share. If the maximum of 9,200,000 shares of our Series A Preferred Stock is sold in this offering at the offering price of $0.50 per share, and after deducting estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value immediately after the maximum offering would have been $4,425,827, or $0.16 per share. This amount represents an immediate increase in net tangible book value of $0.11 per share (minimum) to $0.17 per share (maximum) to our existing stockholders and an immediate dilution of $0.40 per share (minimum) to $0.34 per share (maximum) to our new investors purchasing shares of Series A Preferred Stock in this offering.

The following tables illustrate this dilution on a per share basis, assuming sale of the minimum shares offered and the maximum shares offered, respectively:

Minimum Offering

Offering price per share			$ 0.50
Pro forma net tangible book value per share as of December 31, 2011	$	(0.01)	
Increase per share attributable to new investors based on sale of minimum shares offered		0.11	
Pro forma, as adjusted, net tangible book value per share immediately after minimum offering			0.10
Dilution in pro forma net tangible book value per share to new investors, assuming sale of minimum shares offered			$ 0.40

Maximum Offering

Offering price per share	$ 0.50
Pro forma net tangible book value per share as of December 31, 2011	$ (0.01)
Increase per share attributable to new investors based on sale of maximum shares offered	0.17
Pro forma, as adjusted, net tangible book value per share immediately after maximum offering	0.16
Dilution in pro forma net tangible book value per share to new investors, assuming sale of maximum shares offered	$ 0.34

The following tables set forth as of December 31, 2011, on a pro forma, as adjusted, basis as described above, the differences between the number of Series A Preferred Stock purchased from us in the minimum and maximum offerings, the total consideration paid to us and the average price per share that existing stockholders and new investors paid in the minimum and maximum offerings. The table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock.

	Total Shares Minimum Offering		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders[1]	1,000,000	66.7%	$ 223,316	47.2%	$ .22
New investors	500,000	33.3	250,000	52.8%	$ 0.50
Total	1,500,000	100.0%	$ 473,316	100.0%	

(1) Reflects a reverse stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, as amended.

	Total Shares Maximum Offering		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing stockholders[1]	18,400,000	66.7%	$ 223,316	4.6%	$ .01
New investors	9,200,000	33.3	4,600,000	95.4%	$ 0.50
Total	27,600,000	100.0%	$ 4,823,316	100.0%	

(1) Reflects a forward stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, and the acceptance of the Rescission Offer by the Prior Subscribers.

The tables and calculations above exclude:

- 8,000,000 shares of our common stock reserved for future issuance under our 2010 option plan, under which options to purchase 2,814,000 shares of common stock were outstanding as of December 31, 2011; and

- 150,000 shares of our common stock issued to an officer which are subject to performance vesting criteria, and which are not currently treated as issued and outstanding. For further information regarding the vesting criteria that must be met for the officer to retain ownership of such common stock, please see "Related Party Transactions and Conflicts of Interest - Transactions with Officers, Directors and Director Nominee."

USE OF PROCEEDS

We estimate that our gross proceeds from the sale of the Series A Preferred Stock in this offering will be approximately $250,000 if we sell the minimum shares offered, and $4,600,000 if we sell the maximum shares offered, based on the offering price of $0.50 per share. We have not presented information with respect to the Rescission Offer below, as any acceptance of the Rescission Offer will be funded from the offering proceeds currently in the Rescission Escrow Account maintained separately with the Escrow Agent.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and expand our portal's functionalities. The following table sets forth our planned use of proceeds in five alternate outcomes: completion of the minimum offering, receipt of $850,000 in gross proceeds, receipt of $1.85 million in gross proceeds, receipt of $3.0 million in gross proceeds, or sale of the maximum offering.

	Minimum Offering	Gross Offering Proceeds of $850,000	Gross Offering Proceeds of $1.85 Million	Gross Offering Proceeds of $3.0 Million	Maximum Offering
Offering costs[2]	$ 75,000	$100,000	$175,000	$ 175,000	$ 175,000
Payment of Design and Build Contract obligations to Z9 Services Group, a related party	90,000	375,000	620,000	620,000	620,000
Officers' salaries[3]	-	104,000	400,000	650,000	936,000
General and administrative expenses, including salaries payable to officers and programmers, training and corporate overhead	40,000	46,000	120,000	205,000	314,000
Complete design and implementation of EMS Module[4]	30,000	50,000	50,000	50,000	50,000
Complete design and implementation of Physician Module[3]	-	-	300,000	300,000	300,000
Purchase or lease of additional computer hardware and networking equipment	-	-	-	670,000	1,300,000
Professional fees payable to intellectual property counsel, securities counsel, and accountants		150,000	175,000	300,000	300,000
Working capital	15,000	25,000	10,000	30,000	605,000
Total gross proceeds........................	$ 250,000	$850,000	$1,850,000	$3,000,000	$4,600,000

(1) We anticipate that amounts allocated to working capital if we raise gross proceeds of $3.0 million or if the maximum offering is sold will be allocated to office rent ($100,000) and the remainder to a reserve for contingencies.

(2) Offering costs include legal fees to our counsel for securities and general corporate work. None of such fees are contingent on completion of this offering. However, our counsel has agreed to defer fees for general corporate work until such time as we have received proceeds sufficient to pay such fees or we generate revenue from a strategic partner license or sublicense. The deferral varies based on the proceeds received to the extent reflected in the differing amounts in the table across from "Offering Costs," as well as our receipt of revenue.

(3) No amounts are allocated to payment of accrued salaries for officers, as no salaries are payable until at least $400,000 in net proceeds are received from this offering. Accordingly, no amounts are allocated to officers' salaries assuming closing of the minimum offering. No salaries or fees are currently owed to any officer or director. Officers' salaries of $13,000 per month for each of our four executive officers will commence at the earlier of (i) closing on $400,000 in gross proceeds of this offering, or (ii) our receipt of revenue from a license or sublicense arrangement. Based on these terms, we have allocated to each of Messrs. Botdorf, Gin, Fukuhara, and Claus (i) two months' salaries if we receive net proceeds of $750,000, (ii) nine months' salaries if we receive net proceeds of $1.75 million, (iii) 15 months' salaries if we receive net proceeds of $3.0 million, and

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(iv) 18 months' salaries if we receive the maximum proceeds from this offering. Salaries of $13,000 per month for each executive officer will commence prior to closing on the above offering amounts in the event we receive revenue from license or sublicense arrangements. See "Management – Employment Agreements" for additional information concerning the possible earlier payment of salaries to our executive officers. Amounts allocated to directors' fees will be paid during the related period to Dr. Brunvand and to any other independent directors added to our board of directors during such period. As directors' fees are payable on a per-meeting basis, we cannot currently state with certainty the amount to be paid Dr. Brunvand or other independent directors, if any, but have budgeted amounts we believe will be adequate for such purpose.

(4) None of such amounts will be paid to ZeroNines or Z9, but will be used to pay independent programmers and developers. Two programmers who are not executive officers, directors or non-control shareholders of ZenVault may receive a portion of such payments. One of these programmers, Samson Kwok, is an employee of ZeroNines. Any amounts paid to such programmers will be on terms equivalent to those we can obtain from unaffiliated third parties with comparable programming experience. If the budgeted amounts are insufficient to complete the modules, we expect to defer completion of development until funds are available or will upload "beta" pages that may be subject to revision once additional funds become available. For information concerning possible completion of these modules by ZeroNines or Z9 if we lack funds to do so, please see the information below.

We expect the maximum proceeds of this offering, assuming the sale of all Series A Preferred Stock offered, will be adequate to meet our funding requirements for at least the next 18 months. If we do not raise proceeds sufficient to cover all of the above planned uses, we will reduce amounts budgeted from this offering in proportion to the allocations listed above.

We are obligated to pay Z9 Services Group 50% of the net proceeds we receive from this offering until the cash portion of the Design and Build Contract is paid in full. If we realize any revenues from licenses or sublicenses during the offering period, we are obligated to use 50% of the revenue we receive to reduce the amount payable under the Design and Build Contract. To the extent this occurs, we will reallocate amounts payable to Z9 Services Group to working capital. Pending the use of offering proceeds, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

In the event the minimum number of shares is not sold in this offering, we intend to delay any payment to Z9 Services Group and will not commence paying salaries to our executive officers until such time as we generate revenue or obtain capital from other sources. There is no assurance we will be successful in doing so if we do not sell the minimum number of shares in this offering.

If the minimum number of shares is sold in this offering or we raise less than $1.5 million, we will not have the funds available to complete the design and construction of the EMS and Physician modules. In this event, we may seek to have ZeroNines or Z9 complete these modules in exchange for a deferred payment such as that described in the Design and Build Contract. Neither ZeroNines nor Z9 is contractually obligated to complete these modules on our behalf. If ZeroNines and Z9 declined to complete these modules, we expect to seek alternate sources of capital in order to complete these modules. We cannot assure you that we will be successful in obtaining capital from other soruces. If we are unsuccessful in doing so, we may be constrained in our ability to materially increase our user base or recruit strategic partners. Nonetheless, we believe we can market our subscription-based storage services to strategic partners and consumer users even if the EMS and Physician modules are not yet operative.

DIVIDEND POLICY

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future. If in the future we obtain financing from a bank, the terms of that financing may contain restrictions on our ability to pay dividends for so long as the bank financing is outstanding. Please see "Description of Capital Stock" for information concerning dividend rights and liquidation preferences granted to the holders of the Series A and Series B Preferred Stock and our Founders' Common Stock by the terms of these securities.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of December 31, 2011. The pro forma as adjusted columns represent our cash and cash equivalents and capitalization after giving effect to the sale of the minimum and maximum shares of Series A Preferred Stock offered, respectively, assuming the sale of the Series A Preferred Stock at the offering price of $0.50 per share, and the application of proceeds as described in the section entitled "Use of Proceeds."

The pro forma as adjusted information set forth below is illustrative only and our capitalization following the closing of this offering will be based on the actual number of shares of Series A Preferred Stock sold in this offering. The pro forma information below assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, the pro forma balance sheet data would change through the addition of up to $341,000 to cash, working capital, and stockholders' equity. You should read this table together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this offering circular, and our financial statements and the related notes included in this offering circular.

	As of December 31, 2011		
	Actual	Pro Forma As Adjusted For Sale of Minimum Offering[(1)]	Pro Forma As Adjusted For Sale of Maximum Offering[(2)]
Cash and cash equivalents	$ 827	$ 175,000	$ 4,425,000
Total stockholders' equity:			
Series A Preferred Stock, authorized 20,000,000 shares; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	$ —	$ 175,000	$ 4,425,000
Series B Preferred Stock, authorized 10,000,000 shares; issued and outstanding, 4,493,198 shares; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	247,210	247,210	247,210
Common Stock, authorized 100,000,000 shares; issued and outstanding 4,343,198[3] actual; issued and outstanding; 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering	43,431	43,431	43,431
Additional paid-in capital	281,400	281,400	281,400
Deficit accumulated in the development stage	(346,842)	(346,842)	(346,842)
Total stockholders' equity	$ 225,199	$ 400,199	$ 4,650,199
Total capitalization	$ 225,199	$ 400,199	$ 4,650,199

(1) Assumes sale of the minimum number of shares offered and that the net proceeds from that sale are approximately $175,000 after deducting estimated expenses payable by us.

(2) Assumes sale of the maximum number of shares offered and that the net proceeds from that sale are approximately $4,425,000 after deducting estimated expenses payable by us.

(3) Issued and outstanding shares excludes 150,000 shares previously issued to Bradley J. Claus which are subject to performance vesting criteria.

SELECTED UNAUDITED FINANCIAL DATA

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

In the opinion of management, these unaudited financial statements contain all adjustments necessary to present fairly the financial position of ZenVault and its results of operations and financial position for the interim periods presented. The results of operations for the period ended December 31, 2011 are not necessarily indicative of expected operating results for the full year.

Statements of Loss Data:	ZeroNines Assets Sold May 1, 2010 to August 16, 2010	ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010	ZenVault Medical Corporation Year Ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Subscription revenue	—	—	$ 418
Expenses:			
Research and development	$ 88,059	$ —	$ —
General and administrative	—	235,287	88,415
Amortization	—	—	24,721
Total operating expenses	88,059	235,287	113,136
Other income (expense), net		155	1,008
Net income (loss)	$ (88,059)	$ (235,132)	$ (111,710)

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Statements of Loss Data:	ZeroNines Assets Sold May 1, 2010 to August 16, 2010	ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010	ZenVault Medical Corporation Year Ended December 31, 2011
Basic and diluted net loss per common share...........................		$ (0.06)	$ (0.03)
Weighted average number of common shares outstanding.......		4,004,219	4,142,493

The following table presents selected consolidated balance sheet data of ZenVault as of December 31, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, after our payment of other offering expenses aggregating $ 75,000 (minimum) to $150,000 (maximum). The pro forma information below assumes that all Prior Subscribers accept the Rescission Offer. Should the Prior Subscribers choose not to accept the Rescission Offer, the pro forma balance sheet data would change through the addition of up to $341,000 to cash, working capital, and stockholders' equity.

Balance sheet data:	As of December 31, 2011		
	Actual	Pro Forma Based on Closing Minimum Offering	Pro Forma Based on Closing Maximum Offering
	(Unaudited)		
Cash and cash equivalents..	$ 827	$ 175,000	$ 4,425,000
Working capital	827	175,000	4,425,000
Total assets...	673,499	400,199	4,650,199
Total stockholders' equity..	225,199	400,199	4,650,199

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the historical financial statements included in this offering circular. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see "Risk Factors" set forth elsewhere herein. As we are not currently a "reporting company" as that term is defined in the Securities Exchange Act of 1934, it is important to note that the safe harbor for forward-looking statements available to reporting companies is not available to us.

Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Recent Developments

In December 2011, we submitted a grant application for the Health Care Innovation Challenge to the Centers for Medicare & Medicaid Services. The Health Care Innovation Challenge will award grants ranging from $1 million to $30 million over a three year period to applicants implementing the most compelling new ideas to deliver better health, improved care and reduced costs for enrollees under the Medicare, Medicaid and the Children's Health Insurance Program. Our grant application seeks funding of up to $7.5 million for the development of a national database to maintain, manage and store medical records for 100 million or more end users. Achieving this objective will involve increased research and development, accelerated development of additional modules and functionalities for the ZenVault portal, marketing and sales activities, and expanded product development. If permitted by the terms of an approved grant, we may also use grant proceeds to pay officers' salaries and amounts due to ZeroNines under the Design and Build Contract. Our application is premised on providing more cost effective infrastructure for storage, retrieval and management of PHR used by participants, health care providers, and medical institutions in the relevant programs. The Health Care Innovation Challenge will award up an aggregate of to $1 billion in grants to approved applicants by an anticipated award date of March 30, 2012. While we believe our application is meritorious and meets the criteria for grant approval, we cannot assure you our application will be approved or that we will receive a grant under the Health Care Innovation Challenge. Even if our grant application was approved, we may not receive grant proceeds for an indeterminate period of time. Accordingly, we intend to proceed with this offering to address our funding requirements and in order to complete the rescission offer to the Prior Subscribers.

In December 2011, the LIV Group, a limited liability company affiliate of MDe Solutions, Inc., entered into a private label resale agreement with Total Pain Solutions, LLC, or TPS, of Fultondale, Alabama, under which Total Pain Solutions became a licensed reseller of a private label version of the ZenVault portal. We previously licensed MDe Solutions in February 2011, under an agreement titled, "Reseller Distribution Agreement," to license or sublicense the ZenVault portal or a private label version of our portal. We anticipate that the private label TPS portal will be completed in January or February 2012. As fees are payable based on end users, we cannot currently predict the amount of revenue we will receive from the TPS portal. We and ZeroNines will receive equal royalties from the signup of end users on the TPS portal, pursuant to the Participation Agreement between us and ZeroNines.

Known Trends or Future Events

We have not generated any meaningful revenue and have therefore incurred significant net losses since our inception in August 2010. Since purchasing assets from ZeroNines effective December 15, 2010, which included trademarks, proprietary know-how, source code and all rights to our portal (but which excluded any ownership

rights to the ZeroNines Always Available™ business continuity platform which we licensed on a non-exclusive basis), we have engaged in organizational activities and efforts necessary to undertake this offering. We have also been engaged in discussions with prospective strategic partners, although we have only entered into one license agreement with a strategic partner, titled as a "Reseller Distribution Agreement," which to date has not resulted in our recognizing any revenue.

Unless we secure strategic partners and generate license revenues, we will need additional capital in order to continue to implement our business strategy. We cannot assure you that we will secure such financing or that it will be adequate to execute our business strategy. Even if we obtain this financing, it may be costly and may require us to agree to covenants or other provisions that will favor new investors over existing shareholders. Due to the time required to negotiate and secure signed license agreements, we anticipate it will be some time before we generate substantial revenues, if ever. We expect to generate operating losses for the foreseeable future, but intend to limit the extent of these losses by securing license arrangements with one or more strategic partners. We currently have one such agreement in effect, but to date we have derived no revenue from that agreement. We expect that most of our future revenue will be derived from strategic partners who contract with us on behalf of groups of prospective consumer users of our portal, rather than from our directly securing consumer users of our portal.

Since inception, we have incurred significant net losses and we expect to continue to experience significant losses as we invest in building and deploying the EMS and medical practitioner modules on our portal. As of December 31, 2011, we had a deficit accumulated during the development stage of $346,842.

Subject to receipt of sufficient capital through this offering, we expect to build and deploy the EMS and medical practitioner modules on our portal in 2012. The timing of completion of these modules may vary from our expectations, however, depending on our ability to raise capital in this offering, as well as our success in identifying and contracting with prospective strategic partners.

If we do not close on the minimum offering or on proceeds of greater than $400,000, we will not have sufficient financial resources to pay salaries to our executive officers or to implement marketing initiatives directed toward prospective strategic partners. We will also lack funding to undertake the build-out of the EMS and Physician modules, for which we have budgeted between $300,000 and $350,000 from the proceeds of this offering. We believe we should be able to complete the EMS module if we raise proceeds of at least $750,000 in this offering, but completing the Physician module will require us to raise at least $1.75 million in this offering. If we do not raise funds from this offering of more than $400,000, we anticipate reducing the nature and scope of our marketing efforts, suspending payment of officers' salaries, and suspending further development efforts as we seek to obtain capital from other sources. There is no assurance we can raise capital from other sources if this offering is not completed or if we raise only $400,000 in this offering.

ZenVault Events and Milestones

We were not profitable in the period ended December 31, 2010, or in the 12 months ended December 31, 2011. In order for us to become profitable in the future, an outcome we cannot assure, our management believes the events listed below must or should occur, and the milestones listed below must or should be reached. We have set forth below (i) such events and milestones in chronological order, (ii) the expected manner of occurrence of the events or the expected method by which we intend to achieve the milestones, and (iii) the date or number of months after receipt of proceeds from this offering when the event must or should occur, or the milestone must or should be reached. After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

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Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Event Must or Should Occur, or Milestone Must or Should be Reached	Estimated Expenses Associated with Milestone Achievement[1]
Deployment of ZenVault portal	Completed and first revenue received in October 2011	Not applicable	Not Applicable
Receipt of funds from Regulation A offering	Expected closings of offering following qualification by SEC and state securities regulators, and initiation of sales efforts	Up to six months after qualification	Up to $175,000
Marketing to potential strategic partners	Executive officers contact and acquaint potential strategic partners with ZenVault portal capabilities, including in-person meetings and demonstrations, as well as web-based contacts and demonstrations	Currently ongoing on a very limited basis; will be increased immediately after $400,000 in proceeds received and officers commence salaried service; expected to continue for period over which offering proceeds are budgeted for use (up to maximum of 18 months)	Up to $200,000
Contracts secured with prospective strategic partners	Success in marketing efforts of executive officers	Within three to six months after officers commence salaried service	Up to $500,000[2]
Completion of EMS and Physician modules, testing, and deployment	Design of web interface and module functionalities by executive officers; hiring of programmers and developers to execute design and perform revisions; senior officer review, revisions and sign-off	EMS module to be commenced immediately on receipt of funding of $750,000 or more; Physician module to be commenced on receipt of funding of $1.75 million or more; modules expected to be completed between three and six months following commencement	Up to $350,000
Marketing of new EMS and Physician module capabilities to potential strategic partners	Marketing and follow-up by executive officers, including demonstrations and attendance at industry conferences	Commencing on completion of EMS and Physician modules and continuing for period over which offering proceeds are budgeted for use (up to a maximum of 18 months)	From $200,000 to $400,000
Contracts secured with new strategic partners,	Success in marketing efforts of senior executive officers	Within three to six months after EMS and Physician modules are complete	From $100,000 to $250,000

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including
hospitals and
medical practices
with need for
physician-upload
and storage
capabilities

---

(1)   Expenses are estimated and the timing and amount of such expenses are likely to be adjusted based on a variety of factors that may arise in the future, or which may change from time to time, such as new business opportunities, changing competitive conditions, availability of capital, success in revenue generation, and whether unexpected expenses are encountered. Where expenses are noted as being "up to" the designated amount, the actual amount will depend on the proceeds available to us from this offering to achieve the designated milestone.

(2)   If funds are available for this purpose, we may devote an additional $200,000 to marketing at trade shows throughout the U.S. We have not budgeted proceeds of this offering to such purpose.

If we are delayed in achieving the milestones or the events described above do not occur within the time schedule we expect, the probable consequences will include a delay in our achieving meaningful revenue, inability to achieve profitability on our planned schedule, and a need to raise additional capital to sustain our planned operations. In this regard, we may be required to discontinue the payment of officers' salaries and delay the introduction or marketing of the EMS and Physician modules to reduce our operating expenses and to preserve our capital resources pending receipt of additional capital or the execution of contracts with strategic partners. We cannot assure you that we can raise additional capital, if needed, or that we will succeed in securing contracts with prospective strategic partners.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements. We have identified the accounting policies that we believe require application of management's most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results may differ substantially from these estimates under different assumptions or conditions. See Note 2 to our unaudited financial statements for a discussion of our critical accounting policies and estimates.

Restatement and Reclassification of 2010 Financial Statements

The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, did not reflect a valuation allowance against the deferred tax asset. After further review, management determined the deferred tax asset should have a full valuation allowance established based upon, among other factors, historical operations and industry conditions. Such change resulted in a decrease in the deferred tax asset (net), total assets, net loss and accumulated deficit in the amount of $87,939 in the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Note 2 to our financial statements, the capitalized costs associated with the ZenVault portal consist of payroll and related costs of shared officers and employees of ZeroNines and ZenVault, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred in the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. We exchanged the Series B Preferred Stock for, among other things, the costs ZeroNines incurred relative to developing the portal. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, reflected the capitalized software technology for the ZenVault portal in the amount of $494,252. It was determined that an error occurred in accumulating the actual costs incurred on the ZenVault portal. The portal should have been reflected in the financial statements in the

amount of $247,210 as of December 31, 2010. Such change resulted in a decrease in the software technology - portal, total assets and Series B Preferred Stock in the amount of $247,042 in the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Notes 7 and 16 to our financial statements, we received subscription payments for Series A Preferred Stock in 2010 and 2011. As of December 31, 2010, the total amount of subscription payments received was $116,000. We are undertaking the Rescission Offer with respect to such accepted subscriptions in 2010, as well as those accepted in 2011. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, classified the Series A Preferred Stock as permanent equity and accordingly, was reflected as a component of stockholders' equity. As discussed in Note 2 to our financial statements, we follow Accounting Series Release (ASR 268), *Presentation in Financial Statements of Redeemable Preferred Stocks*. ASR 268 requires securities with contingent cash settlement provisions, which are not solely in the control of the issuer, without regard to probability of occurrence to be classified outside of stockholders' equity. Our Series A Preferred Stock that is subject to the Rescission Offer has a contingent cash settlement provision. While we believe the possibility of the Prior Subscribers accepting the Rescission Offer is remote, such event is not solely in our control. In accordance with ASR 268, we reclassified $116,000 as of December 31, 2010 from stockholders' equity to Series A Preferred Stock subject to rescission, which is outside of stockholders' equity. Such amounts will be reclassified back into stockholders' equity in future periods when the Rescission Offer has closed, assuming the Prior Subscribers have refused to accept the Rescission Offer. Accordingly, our 2010 financial statements reflect a reclassification of the Series A Preferred Stock subject to the rescission offer from stockholders' equity to outside of stockholders' equity in the amount of $116,000. As of December 31, 2011, such transaction is still reflected outside stockholders' equity.

The restatement resulted in the following changes to the noted categories in the financial statements from inception (August 17, 2010) to December 31, 2010:

	Increase (Decrease)
Software technology - PHR portal	$ (247,042)
Deferred income tax benefit, net	(87,939)
Total assets	(334,981)
Preferred stock - subject to rescission offer Series A - temporary equity	116,000
Preferred stock - subject to rescission offer Series A - permanent equity	(116,000)
Preferred stock - Series B	(247,042)
Accumulated deficit	(87,939)
Total stockholders' equity	(450,981)

The effect of the restatement on both the basic and diluted loss per share resulted in an increase to the originally reported loss per share by $.02. Prior to the restatement both the basic and diluted loss per share, as originally reported was $(.04). As a result of the restatement, both the basic and diluted loss per share was $(.06). There is no effect to beginning accumulated deficit as we commenced operations on August 17, 2010.

Results of Operations – ZeroNines Assets Sold, May 1, 2010 to August 16, 2010

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs of $88,059 for the ZeroNines Assets Sold represent allocated executive and programming labor expense for research and development on our portal from May 1, 2010 to August 16, 2010, together with allocated corporate overhead.

Net Loss

The ZeroNines Assets Sold incurred a net loss of $88,059 for the period from May 1, 2010 to August 16, 2010, representing research and development costs incurred during such period.

Results of Operations – ZenVault Medical Corporation, August 17, 2010 (Inception) to December 31, 2010

Revenue

We are a development stage enterprise and have not generated material revenue in our operating history

Expenses

Research and development costs on our portal were nil for the period from inception to December 31, 2010, but ZeroNines and its subsidiary incurred $159,151 in research and development costs during this period pursuant to the Design and Build Contract. Our general and administrative expenses increased to $235,287 during this period. These expenses consisted of compensation for the issuance of founders' stock, compensation related to the grant of stock options, and bank fees.

Net Loss

We incurred a net loss of $235,132 for the period from August 17, 2010 to December 31, 2010. This loss reflects our general and administrative expenses during this period, after taking into account interest income.

Results of Operations – ZenVault Medical Corporation, Year Ended December 31, 2011

Revenue

We are a development stage enterprise and generated subscription revenue of $418 in the year ended December 31, 2011.

Expenses

Research and development costs on our portal were nil in the year ended December 31, 2011, reflecting the delivery of the substantially completed portal to us by Z9 Services Group in December 2010. General and administrative expenses of $88,415 during this period consisted of compensation related to the grant of stock options, bank and merchant fees, and other expenses. We also incurred amortization expense of $24,721 in this period as a result of our commencing the amortization of the development costs associated with our portal upon its completion.

Net Loss

We incurred a net loss of $111,710 for the year ended December 31, 2011. This loss reflects our general and administrative expenses during this period, after taking into account subscription and interest income.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through sales of our equity securities. At December 31, 2011, our cash balance exclusive of the funds in escrow was $827. In order to continue to execute on our business plan, it will be necessary to raise additional capital and/or enter into licensing agreements. We cannot provide assurance that we will be able to raise capital or enter into licensing agreements. Until we secure any licensing agreements, we expect to satisfy our future cash needs through private or public sales of our securities or debt financings. We cannot be certain that funding will be available to us on acceptable terms, or at all.

If we cannot raise adequate additional capital in the future when we require it, we will be required to delay, reduce the scope of, or eliminate one or more of our module development programs or our commercialization efforts.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

Recently Issued Accounting Pronouncements

We have reviewed the accounting pronouncements up through Update No. 2011-12 and do not expect any of these updates to have a material impact on our financial statements.

Disclosure and Internal Controls

We are not currently required to evaluate the design and effectiveness of our disclosure controls and procedures, or the effectiveness of our internal control over financial reporting. At such time as we become subject to these provisions of the Exchange Act, we will then conduct the required evaluations and disclose their results.

Quantitative and Qualitative Disclosures About Market Risk

We are not currently exposed to material market risk arising from financial instruments, changes in interest rates or commodity prices, or fluctuations in foreign currencies. We have no need to hedge against any of the foregoing risks and therefore we currently engage in no hedging activities.

Impact of Inflation

In general, we believe that, over time, we will be able to increase prices to counteract the majority of the inflationary effects of increasing costs.

BUSINESS

Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We designed and developed this proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal enables consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next module we have designed and expect to add to the ZenVault portal in the second quarter of 2012. This powerful module will allow medical professionals such as physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the medical professional module will mark our successful achievement of twin business objectives:

- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and

- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto a single, scalable, software-driven, cloud-based storage platform on the ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and medical professionals.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal is a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment because consumers are saturated with web-based advertising in search, communication, and other web-based environments in which confidential information is not ordinarily stored.

We currently make both free and premium versions of our portal available at *www.zenvault.com*. Our premium version is currently priced to end users at $14.95 per month. The following sets forth the features of the free and subscription versions of our portal:

Free Version

Personal Health Form: A health summary where a user can list his or her doctors, medications, medical conditions, and other aspects of the user's personal health history.

EMS Network (Coming Soon): Will enable Emergency Medical Services such as emergency rooms to find and read a user's ZenVault Medical PHR records authorized by the user for EMS review during an emergency. This service is not currently available, but once the EMS module is completed, this feature will allow end users at the time of signup to pre-authorize EMS personnel to access specified PHR at the time of an emergency.

Data Encryption: A patent-pending variant of NSA-approved encryption protocols protects PHR. Patented Always Available™ technology, which provides virtually 100% uptime. Uploads are protected in transit by SSL encryption.

Premium Version:

Personal Health Form: A health summary where the user can list his or her doctors, medications, medical conditions, and other aspects of the user's personal health history.

EMS Network (Coming Soon): Will enable Emergency Medical Services such as emergency rooms to find and read a user's ZenVault Medical PHR records authorized by the user for EMS review during an emergency. This service is not currently available, but once the EMS module is completed, this feature will allow end users at the time of signup to pre-authorize EMS personnel to access specified PHR at the time of an emergency.

Data Encryption: A patent-pending variant of NSA-approved encryption protocols protects PHR. Patented Always Available™ technology provides virtually 100% uptime. Uploads are protected in transit by SSL encryption.

Multiple File Formats: Store records, lab results, and x-rays in .PDF, .JPG, .TXT and other common formats.

Medical Contacts: Store contact information for the user's doctors and other emergency contacts. This is accessible to the EMS network when authorized by the user.

Private Messaging: Send the user's own personal records securely to and from the user's account.

Practitioner Upload: Physicians and other medical professionals can email PHR directly to a user's account.

Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ technology and cloud-based operating system to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed agreement to date, which is titled, "Reseller Distribution Agreement," with a MDe Solutions which we describe in detail below. We are also in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the medical professional module in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;

- encrypted, secure storage of patient records;

- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;

- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and

- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the medical professional portal will significantly expand our base of prospective customers, our focus in 2012 will be on converting prospective strategic partners and medical professionals to revenue-generating collaborators, enabling us to recruit a diversified base of end users.

Agreements with ZeroNines and Z9 Services Group

On December 15, 2010, we executed the Design and Build Contract with Z9 Services Group. Simultaneously, Z9 Services Group delivered to us the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications in the Design and Build Contract. Under that contract, we are obligated to pay a cash price of $620,000 and issued 4,493,198 shares of our Series B Preferred Stock to ZeroNines, as assignee of Z9 Services Group. Because the Design and Build Contract did not address the ownership of the portal and the associated ZenVault intellectual property, we entered into the Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines and Z9 Services Group in August 2011 in order to memorialize our ownership of the ZenVault portal, our license rights pertaining to the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify revenue sharing arrangements between us and ZeroNines. We have filed a copy of this agreement as an exhibit to this offering circular, and refer you to that exhibit for additional information. Among other terms, the Participation Agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, effective December 15, 2010;

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which

will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

- if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

- for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines, and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, insurance, college/university, legal and finance applications, but subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

We intend to pay Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, a minimum of $90,000 against the cash portion of the $620,000 purchase price of the Design and Build Contract on closing of the minimum offering described in this offering circular. To the extent we raise more than the minimum proceeds, we will increase the amount paid to Z9 Services Group by $50,000 for each $100,000 in additional net proceeds raised in this offering, until the full amount of $620,000 is paid. Accordingly, if we raise more than $1.4 million in gross offering proceeds, we will pay Z9 Services Group all amounts due under the Design and Build Contract. The Participation Agreement provides that any amounts deferred and remaining unpaid at the final closing of this offering will be paid by us as soon as practicable to Z9 Services Group from (i) revenues we generate, or (ii) other sources of capital secured by us. Amounts outstanding and unpaid after June 30, 2012 will bear interest at the rate of 9% per annum until paid. There are no other interest charges, fees, or penalties payable by us under the Design and Build Contract or the Participation Agreement.

The design and development work on our portal that was performed by ZeroNines from April 2010 to August 17, 2010, the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Assuming we raise at least $1.5 million in this offering, we expect to perform internally all additional development work related to, and enhancements of, the ZenVault portal. Accordingly, we do not expect under these circumstances to contract with ZeroNines or its affiliates for any additional work to be performed on our portal in the future. If we only raise less than $1.5 million in this offering, we could request ZeroNines or Z9 Services Group to perform additional work on our portal under a mutually-acceptable deferred billing arrangement. However, we have not yet discussed such an arrangement with the board members of ZeroNines who are not on our board of

directors, and therefore we do not currently know the terms under which future work might be performed on our behalf, assuming we do not have the funds available to do so internally.

Agreement with MDe Solutions

In January 2011, we entered into an agreement entitled, "Reseller Distribution Agreement, with MDe Solutions, LLC, Atlanta, Georgia, or MDe, pursuant to which MDe agreed to serve as a strategic partner for us on a non-exclusive basis. As of November 30, 2011, we have not generated any royalty revenue from the agreement with MDe. Subject to each party's right to terminate the agreement for cause, the agreement extends for a five-year period and may be extended for an additional five-year term by MDe, with the then-royalty subject to adjustment in accordance with increases in the consumer price index for Los Angeles, California, for the period January 2011 through December 31, 2015. MDe also entered into a contemporaneous license agreement with ZeroNines for the ZeroNines Always Available™ technologys. At that time, the Sale and Participation Agreement was not in effect between us and ZeroNines, but the effect of both us and ZeroNines contemporaneously licensing our respective technologies to MDe is equivalent to the shared royalty arrangement memorialized in the Sale and Participation Agreement. Our agreement with MDe also provides that:

• MDe is authorized to distribute, license and modify a portal which shall be provided by us to MDe on a private-label basis, which portal will have the characteristics and functionalities now offered by the ZenVault portal, or such additional functionalities as may be agreed upon between the parties, which includes the right to use the software and business methods necessary to operate such a portal and the right to rebrand our portal on a private-label basis;

• any third-party portal or web presence built by MDe for a third party to reach end users that uses the ZenVault licensed products will require MDe to pay royalties to us;

• MDe is authorized to resell ZeroNines technology only in conjunction with establishing a private label portal for a third party;

• we will not be liable to MDe for any loss or damage to an end user's computer software or hardware as a result of usage of a private-label ZenVault portal, and MDe agrees not to execute any agreement that ostensibly seeks to bind us in a contract with third parties or end users;

• MDe will refrain from copying, reverse engineering, licensing, sublicensing or distributing the licensed software and portal except in accordance with the terms of the agreement, and will monitor access to the ZenVault source code and use commercially reasonable efforts to prevent unauthorized access to such source code;

• each party will maintain confidential the information provided to the other party which is proprietary and confidential;

• subject to our agreement to do so, we may provide custom services, including programming and graphics, to MDe at no charge or at a charge mutually agreed between us;

• we will provide support services to the first 10,000 end users of the first third party to license the ZenVault portal through MDe for no additional charge, and MDe will be responsible for basic customer service issues such as lock-outs for non-payment, termination of accounts, and add-on features once the first third party achieves 10,000 end users, with MDe being responsible fully for support services to be provided to all other third parties after the first third party obtains more than 10,000 end users;

• we will receive a royalty based on the average daily end user number per day for each month the ZenVault portal is private-labeled to a third party, calculated in accordance with the agreement's guidelines and reported to us monthly by MDe, subject to specified dispute resolution and audit procedures;

- we will receive monthly license fees based upon the number of end users which ranges from $.50 per end user to $.36 per end user, depending on the number of average daily end users, and stipulates that MDe is responsible for all sales, use, value-added, withholding, or similar taxes on payments made by end users to MDe;

- the pricing provisions of the agreement will be renegotiated if MDE fails to achieve a minimum of 60,000 end users within one year of the agreement's date, unless that failure is due to our failure to perform our obligations under the agreement;

- subject to our prior written approval, grants MDe a non-exclusive, revocable, non-transferable, limited license to use our trademarks and logos in approved advertising and printed material;

- we and MDe are obligated to use alternate forms of dispute resolution concerning payment and other disputes, subject to an exception permitting us to bring injunctive action to prevent irreparable harm;

- we provide only a limited warranty that the licensed product will perform substantially in compliance with the documentation when used as permitted under the agreement, and which denies all other express or implied warranties;

- our licensed products are not to be used to perform any medical diagnostic function, set treatment procedures, or serve as a substitute for medical judgment of a physician or qualified healthcare provider;

- MDe will indemnify us for any misrepresentation made by or on behalf of MDe and not made by us, as well as for any performance breach by MDE under the agreement, including a breach of our intellectual property rights, and requiring MDe to obtain an indemnification of itself from third parties and end users that will in turn operate for our benefit;

- we will not be liable for any special, consequential, indirect or similar damages, including lost profits and lost data;

- obligates MDe to comply with all U.S. and applicable international export and import laws and regulations, and to indemnify us for any violation thereof; and

- provisions defining under what circumstances either party may terminate the agreement for cause, and our right to approve an assignment of this agreement brought about by a change in control of MDe.

In December 2011, the LIV Group, a limited liability company affiliate of MDe Solutions, Inc., entered into a private label resale agreement with Total Pain Solutions, LLC, or TPS, of Fultondale, Alabama, under which Total Pain Solutions became a licensed reseller of a private label version of the ZenVault portal. We previously licensed MDe Solutions in February 2011, under an agreement entitled, "Reseller Distribution Agreement," to license or sublicense the ZenVault portal or a private label version of our portal. We anticipate that the private label TPS portal will be completed in January or February 2012, and that we will be required to render a minor amount of customization to enable this portal to be established. As license fees are payable based on end users, we cannot currently predict the amount of revenue we will receive from the TPS portal. We and ZeroNines will receive equal royalties from the signup of end users on the TPS portal, pursuant to the Participation Agreement between us and ZeroNines.

The Healthcare Market

The healthcare market represents one of the United States' largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. the major categories of which were hospital care ($759.1 billion), physician and clinical services ($505.9 billion), prescription drugs ($249.9 billion), and nursing home, continuing care communities, and home healthcare ($205.3 billion). In the U.S. alone, over 39.9 million hospitalizations occurred in 2008, according to the Agency for Healthcare Research and Quality.

Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records. We believe the size of the healthcare market is relevant to understanding the potential market demand for PHR storage, access and retrieval, which will increase each time a medical record is created. Population growth will also increase the creation of medical records, as each new patient will have essential medical records that must be stored and available for access by medical professionals, hospitals, and other providers.

Industry and End User Challenges

• *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

• *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

• *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

• *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.5 trillion in 2009. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market.

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This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *i.e.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

Regulation

Because our portal involves the management of consumers' personal health records, it is critical for us to protect the privacy and confidentiality of our customers' PHR. The Health Insurance Portability and Accountability Act of 1996, commonly referred to as HIPAA, requires covered entities to protect the privacy and confidentiality of the PHR of their patients and customers. "Covered entities" are defined as those entities that are:

• a health care provider that conducts certain transactions in electronic form;

• a health care clearinghouse; or

• are a health plan.

HIPAA provides that a person, business or agency is not a covered health care provider if the person, business or agency does not furnish, bill or receive payment for health care in the normal course of business. As we do not furnish, bill or receive payment for health care in the normal course of business, we are not a covered health care provider. HIPAA defines a health care clearinghouse as an entity that processes or facilitates the processing of health information (i) in a nonstandard format or containing nonstandard data content into standard data elements or a standard transaction, or (ii) in a standard transaction into nonstandard format or nonstandard data content for the receiving entity. As we do not process or facilitate the processing of health information, *i.e.*, we only provide storage for such information, we are not considered a health care clearinghouse under HIPAA. Additionally, HIPAA defines covered transactions as (i) the submission or processing of health care claims, (ii) benefit coverage determinations or responses, (iii) referral requests or authorizations, (iv) inquiries or responses concerning the status of a health care claim, (v) transmission of subscriber enrollment or disenrollment information in a health plan, (vi) payment or payment processing information concerning provided health care or care being arranged, and (vi) coordination of benefits transactions, explanation of benefits and remittance advice. We do not engage in transmitting or processing any of the information described as covered transactions under HIPAA. Finally, we are not a health plan, broadly defined within HIPAA as any employee welfare benefit plan as that term is defined in the Employee Retirement Income and Security Act of 1974.

We have not obtained an opinion from the U.S. Department of Health and Human Services, or HHS, concerning whether we are not a covered entity, as that term is defined in HIPAA. It is possible that future amendments to HIPAA or new legislation could expand the definition of "covered entity" in a way that would cause us to be subject to HIPAA. In this event, we do not believe we would incur material compliance expenses, as we have taken into account the privacy, security standards and other requirements of HIPAA when designing and developing our portal. We believe that we meet and/or exceed current HIPAA standards and have designed our EMS and medical practitioner modules to also meet those standards. We have not yet sought certification that our portal meets or exceeds applicable privacy and security standards by healthcare or security firms that provide such services, but we intend to obtain such certifications as our management team deems necessary or desirable once we have deployed the EMS and medical practitioner modules.

The Health Information Technology for Economic and Clinical Health Act, or HITECH, was enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act. HITECH significantly expanded the businesses that are subject to HIPAA requirements. Under HITECH, entities that perform a function, activity, or service on behalf of a covered entity and that require use or access to the personal health information of the covered entity, and vendors of PHR that use or access personal health information, must also comply with the HIPAA's Security Standards and many of HIPAA's Privacy Standards. These entities are defined as "business associates" under HITECH. One of the key obligations under HITECH is the requirement of business associates to notify individuals when there has been, or there is a strong possibility of, a breach of the individual's personal health information.

As a vendor of storage and retrieval capabilities for PHRs, we intend to implement policies and procedures to ensure our compliance with HITECH and its associated regulations. However, we believe that under the second element of the definition of a business associate in HITECH, we would not be considered a business associate as we do not perform "a function or activity on behalf of the covered entity," principally because covered entities are not required to maintain PHR. Similarly, we do not meet the other part of the second element of this test in that we do not "perform a service on behalf of a covered entity," because the beneficiary of the PHR is the patient, not the covered entity, and the covered entity has no obligation to maintain PHRs on its patients - only medical records. Although we do not believe we are currently subject to HIPAA and HITECH, we intend to strive to meet the requirements imposed on businesses that are subject to these laws, and will monitor developments in these laws and their associated regulations to ascertain if changes or implementing rules may encompass our business within this regulatory scheme.

On September 14, 2011, the Centers for Medicare & Medicaid Services, or CMS, issued a proposed rule that would amend the HIPAA privacy rule to enable individuals to receive their test reports directly from laboratories. This amendment would also amend the Clinical Laboratory Improvement Amendments of 1988, or CLIA, to specify that a laboratory may provide a patient access to completed test reports that, using the laboratory's authentication process, can be identified as belonging to that patient. CLIA currently exempts certain laboratories from making disclosure of test results directly to a patient, which provisions in essence require the patient to obtain copies of test results from his or her healthcare provider. If adopted as a final rule, we believe this provision will strengthen patient access to PHR, which is consistent with our goal of promoting consumer access to PHR.

According to the Georgetown Center on Medical Record Rights and Privacy, affiliated with the Health Policy Institute of Georgetown University, each of the 50 states, Guam and Puerto Rico have adopted state medical information privacy laws. In some cases, these laws cover more information, or more entities that produce or handle such information, than do HIPAA and HITECH. For example, California adopted a medical information privacy law which became effective in January 2009 which covers a number of health care services not covered by HIPAA, including home health agencies, hospices, mobile health care units, acute psychiatric hospitals, and intermediate care facilities. While this California law does not extend to portals or web sites such as ours which only store PHR, it is possible that in the future one or more states could adopt legislation that would require us to comply with state medical information privacy laws. Additionally, HHS or CMS may in the future adopt rules or regulations that would require us to comply with HIPAA, HITECH, or both. We believe we would currently comply with HIPAA and HITECH if each applied to us. However, if in the future state or federal agencies adopt additional, or more stringent, health care information privacy laws, we may incur compliance costs in order to come into compliance with such laws. If we failed to do so for any reason, we could be subject to civil penalties or fines, legal and regulatory proceedings, and perhaps even criminal prosecution. We will strive to ensure we comply with all

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application laws, rules and regulations concerning PHR, but we cannot assure you we will be successful in doing so. If we fail to do so, such failure could have a material adverse effect on our business and financial condition.

Intellectual Property

We own the URL and domain name for the web address *www.zenvault.com*. Under the Sale and Participation Agreement with ZeroNines, we purchased the source code for our portal, the "ZenVault®" and "ZenCode®" trademarks, each of which is registered with the U.S. Patent and Trademark Office, and certain proprietary technology. We do not currently maintain any patented intellectual property. Our Sale and Participation Agreement with ZeroNines grants us a 30 year non-exclusive license to use the ZeroNines Always Available™ business continuity platform. That platform utilizes technology that is the subject of two issued U.S. patents, Nos. 6,816,980 and 6,760,861, and issued patents in several European Union countries. The term of the U.S. patents expires 20 years from the date the patent applications were filed, or on September 29, 2020 and August 22, 2021. The Sale and Participation Agreement also entitles us to use technology which is the subject of patent applications filed, or to be filed, by ZeroNines.

We do not believe that patents will play an important role in the protection of our intellectual property, as we believe that several methods exist that can be used by our competition to store, manage and make PHR accessible. As we expand our portal's capabilities, we will consider whether patents, trademarks, copyrights or other forms of intellectual property protection are appropriate, will provide us meaningful protection, and are likely to be issued if applied for.

We also maintain trade secrets and proprietary know-how that we seek to protect through confidentiality and nondisclosure agreements. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. If we do not adequately protect or enforce our trade secrets and proprietary know-how, our competitive position and business prospects could be materially harmed.

Competition

Our portal competes with a number of product and service providers in the consumer health information management marketplace, including HealthVault, which is owned by Microsoft, myMediConnect, MyMedical Records, NoMoreClipboard.com, and others. HealthVault does not separately break out its results of operations, so we are unable to estimate Health Vault's size. However, with access to Microsoft's vast technical, marketing and financial resources, Health Vault is likely to be a dominant competitor in the market for storage and retrieval of PHR. Also, on February 12, 2012, UnitedHealth Group Incorporated announced that its Optum health-services unit plans to launch a new cloud-computing platform aimed at healthcare providers and insurers. This platform is expected to offer application developers the opportunity to develop and offer applications for Optum's PHR portal, with the initial applications including one developed by the Cleveland Clinic to help healthcare providers to structure payments for "bundles" of care. Optum is expected to open a beta version of this platform in June, with a broader rollout later in 2012. UnitedHealth Group states in its annual report on Form 10-K that it managed in 2011 approximately $135 billion in aggregate healthcare spending for constituents and consumers it serves, and generated over $1.01 billion in revenues in 2011. While few other specifics concerning Optum's cloud-computing platform have been released (including whether the platform can be accessed by consumers who are in UnitedHealth plans), UnitedHealth Group is likely to become a dominant competitor in the market for storage and retrieval of PHR if this rollout is successful.

MyMediConnect is owned by MediConnect Global Inc., which ranked No. 152 on Deloitte's 2011 Technology Fast 500 ranking issued in October 2011. MediConnect Global is a private company that provides medical record retrieval, online documentation, and exchange for health insurers, law firms and life insurance companies. Because MediConnect is private and does not break out operating results for myMediConnect, we are unable to estimate the size or financial resources available to it. Based on its growth rate in its primary services, however, we believe myMediConnect may be a significant competitor in the PHR market in the future.

MyMedical Records, or MMR, is a subsidiary of MMRGlobal, Inc., a public company. MMR was organized in 2005. At September 30, 2011, MMRGlobal's current liabilities exceeded its current assets by $5.76 million,

according to its Form 10-Q for the quarter and nine months ended September 30, 2011. That Form 10-Q disclosed that MMR generated subscriber fees of approximately $150,000 in the three months ended September 30, 2011, and approximately $277,000 in PHR subscriber fees in the nine months ended September 30, 2011. MMR Global also generates revenue from a product marketed to doctors that facilitates digitizing of paper-based medical records. MMR announced in October 2011 that it had entered into an agreement with UST Global to offer PHR services to UST Global's clients and strategic partners, which are stated to be some of the largest healthcare providers, payers and pharmacy retailers in the world. If MMRGlobal is successful in addressing its capital shortfall, we believe its PHR products may become a significant competitor to the ZenVault portal. NoMoreClipboard was formed in 2003 as a platform for exchange of health information, and is a private company. There is little information publicly available concerning NoMoreClipboard, although its PHR storage and retrieval capabilities appear similar to those offered by other competitors. Based on these similarities, NoMoreClipboard may become a significant competitor in PHR storage and retrieval in the near future.

Some of our competitors offer free PHR management services to consumers, while deriving revenue from advertising, while others use a subscription fee model similar to ours. Google Health, a free service, recently ceased operations and is no longer among the companies with which we compete. We also compete with Internet portals offered by insurance companies, hospitals and HMOs for their policyholders and patients.

Each of our competitors offers varying PHR products and services for on-line storage and access to medical records at varying price points. We believe our ability to compete effectively in our industry will be enhanced by our use of the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. We also believe that our portal's content and format flexibility offers greater ease of use than our competitors' products because copies of actual medical records, such as laboratory test results and radiology reports, can be uploaded directly into the user's account by consumers and without reliance on a third party, which may raise confidentiality and cost issues.

Today, most hospitals, medical practitioners, and insurers typically create and store EMR and EHR on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records. We believe our portal will address many of the shortcomings inherent in today's legacy EMR and EHR systems

Although hospital patient, HMO patient and insurance policyholder portals may allow users to see certain information regarding test results, prescriptions or claims data, and may even give patients the ability to set appointments and communicate with doctors, these portals only allow users to view data from that specific provider. If an end user changes healthcare providers or insurance carriers, the information may become inaccessible. In contrast, our portal is designed to offer consumers a single, secure, on-line depository for all of their PHR from every provider, so that this information is available anytime a user needs to access or share it.

We expect that other companies may elect to enter the PHR management market, and many of those businesses may have greater technical, financial, and marketing resources than are available to us. Our current or future competitors may also seek to replicate features offered on our portal, which could diminish any competitive advantage we believe we possess.

Disaster Recovery Plan

We have a disaster recovery plan in place that is designed to ensure the safekeeping of records stored in a user's ZenVault portal account, while maintaining continuity of our services. This plan is premised on the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. The cloud-based systems now used by us are on the East Coast and West Coast

of the U.S., which we believe offers maximum security against a natural or man-made disaster. The ZenVault portal simultaneously, automatically encrypts and stores PHR data on both cloud networks on a real-time basis.

Research and Development

Prior to our formation on August 17, 2010, ZeroNines spent $88,059 on research and development activities on our behalf. These research and development expenses were attributed to the assets we purchased from ZeroNines, and appear in the financial statements for the ZeroNines Assets Sold. We have incurred no other research and development expenses to date. However, ZeroNines and Z9 Services Group conducted additional development activities for our portal and incurred an additional $272,661 from August 17, 2010, through October 31, 2011 relating to these activities. These expenses were assumed by ZeroNines under the Design and Build Contract. We do not expect the lack of research and development conducted by us previously will have a material adverse effect on our business, as (i) Messrs. Botdorf, Gin and Fukuhara, three of our executive officers, are extremely knowledgeable concerning the research and development conducted by ZeroNines and Z9, as these officers are also executive officers of ZeroNines. After this offering, we will undertake all of our own research and development and do not expect to rely on ZeroNines or Z9 Services Group for those activities.

Facilities

We currently maintain our corporate offices in the residence of Mr. Botdorf at 450 East Happy Canyon Road, Castle Rock, Colorado. These facilities are suitable and adequate for our current requirements, as our part-time employees do not presently require a central facility in which to office. We are not charged any rental for our use of Mr. Botdorf's residence. Assuming we raise more than $2.0 million in this offering, we expect to lease a small corporate office of approximately 1,500 to 2,000 square feet in or adjacent to Castle Rock, Colorado after such funding is available to us. We believe that there are a number of suitable facilities available for lease as our corporate office, and we have allocated a portion of our working capital to the expected rent expense for that office.

Product Liability and Insurance

The storage and maintenance of PHR involve inherent risks of computer security breaches that may result in unauthorized parties gaining access to sensitive medical information. If this occurred on our portal or on a private-labeled portal we designed, we could be subject to lawsuits and regulatory or administrative proceedings, and may be liable, directly or as an indemnitor, for damages. Those damages could include compensatory, punitive or other exemplary damages which could be substantial. Due to the high cost of liability insurance coverage, we have elected not to obtain liability insurance at the current time. We expect to obtain liability insurance coverage at such time as we secure revenue-producing strategic partners or a material number of end users. The amount, nature and pricing of such insurance coverage will likely vary due to a number of factors, especially our portal's past security record. We may not be able to obtain sufficient insurance coverage to address our exposure to liability actions, or the cost of that coverage may be such that we will be limited in the types or amount of coverage we can obtain. Any uninsured loss we suffer could materially and adversely affect our business and financial position.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings in which we will become involved.

Employees

As of December 31, 2011, we had no full time employees and five part-time employees, We have three additional part-time employees and two part-time consulting programmers whom we expect to utilize once we have obtained funding of at least $400,000. Overall, we have not experienced any work stoppage and do not anticipate any work stoppage in the foreseeable future. Management believes that relations with our employees are good.

Corporate Information

Our principal executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108, USA, and our phone number is (303) 810-7719. We maintain a website on the internet at *www.zenvault.com*. The information on our website is not, and shall not be deemed to be, a part of this offering circular. You may read and

copy the offering circular and any exhibits we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

THE RESCISSION OFFER

Background and Reasons for the Rescission Offer

During the Purchase Period, we inadvertently accepted into escrow the $341,000 Purchase Price prior to the time we filed the Previously Filed Offering Circular with the SEC and before the SEC had qualified the Previously Filed Offering Circular. We did so based on legal advice we received that we were permitted to make sales of Preferred Stock. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales under the Previously Filed Offering Circular until such time as we had filed the Previously Filed Offering Circular with the SEC and the SEC qualified the Previously Filed Offering Circular (neither of which had occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period.

We are making this Rescission Offer in order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares to the Prior Subscribers during the Purchase Period. There are eight investors who purchased the Rescission Shares during the Purchase Period, including a director nominee of ZenVault who gifted the purchased Rescission Shares to two relatives. We are making the Rescission Offer to the director nominee, who has informed us that he does not intend to accept the Rescission Offer on his own behalf or on behalf of his donees. However, the director nominee and the other Prior Subscribers are not eligible to make a decision to accept or reject the Rescission Offer until we have delivered to such persons this offering circular and sufficient time has passed within which such persons may review this offering circular. Accordingly, the director nominee's communication to us is non-binding and will only become binding when he accepts or rejects the Rescission Offer. None of our existing officers or directors is eligible to participate in the Rescission Offer.

If all Prior Subscribers accept the Rescission Offer, then our cash in the Rescission Escrow Account will no longer appear as an asset and our liabilities will be reduced by approximately the same amount. In this event, our assets will not exceed our liabilities, a commonly accepted definition of business insolvency. We are not subject to any state or federal minimum capital or reserve requirements. Accordingly, if all Prior Subscribers accept the Rescission Offer, we will not violate any minimum capital or reserve requirements.

Effect of the Rescission Offer

If you reject or fail to timely accept the Rescission Offer in accordance with the terms and conditions set forth in this prospectus and the Rescission Offer Election Form by 5:00 p.m., Mountain Time, on the Expiration Date, you will retain ownership of the Rescission Shares you own and will not receive any payment for any Rescission Shares you previously purchased.

Your acceptance of the Rescission Offer may preclude you from later seeking similar relief under the federal securities laws, if any is available. We understand that acceptance or rejection of a rescission offer under applicable federal law may preclude offerees from initiating an action against the rescission offeror in connection with the registration of securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped under federal law from asserting such claims as a result of the Rescission Offer.

Under relevant state law, some states allow purchasers to assert claims for two inconsistent remedies, such as a claim for rescission and a claim for damages, and then elect a remedy from those asserted at the time of trial. In other states, courts have ruled that pursuing one theory of relief, such as rescission, precludes suing for damages, and *vice versa*. Other state courts have ruled that obtaining one type of relief may or may not bar recovery on the other asserted theory or theories of liability. For example, in Colorado courts are inclined to permit conflicting remedies to be pursued, especially where relief under one theory is or becomes unavailable. We urge you to consult an attorney in the state in which you reside if you have questions concerning the remedies to which you may be entitled under applicable state law.

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We believe that this Rescission Offer is exempt from registration under the <u>federal</u> securities laws, as we are relying on the exemption provided by Regulation A in making the Rescission Offer. Offerings that rely on the Regulation A federal exemption are generally afforded exempt status in most states, subject to notice and other filings that must be made in such states in which the offering occurs. We have made, or are making, filings with the states in which the Rescission Shares were sold and will seek to rely in those filings on a comparable state exemption to Regulation A or another applicable exemption.

The Rescission Offer does not bar state and federal authorities from initiating an enforcement action against ZenVault, nor does the Rescission Offer bar initiation of criminal proceedings against ZenVault. State or federal authorities may initiate an action against us at any time related to suspected securities law violations, subject to applicable statutes of limitations. Statutes of limitations under state laws vary by state, with the limitation period under many state statutes not typically beginning until the facts giving rise to the violation are known. Our Rescission Offer is not an admission that we did not comply with any federal or state registration or disclosure requirement, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how a statute of limitations may apply to any claims you have or regarding any of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.

Terms of the Rescission Offer

If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date.

Although this offering circular uses the term "interest" when describing the calculation of the Rescission Offer price, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes. Instead, the entire amount will be considered as a payment for the sale of your Rescission Shares.

The Rescission Offer will expire at 5:00 p.m., Mountain Time, on [the Expiration Date], which is the Expiration Date. If all actions required to validly accept the Rescission Offer are completed in accordance with the terms and conditions set forth in this offering circular and the instructions to the Rescission Offer Election Form prior to the deadline specified in the preceding sentence, we will within two business days of the Expiration Date instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular. All such amounts will be paid in U.S. dollars.

How to Accept or Reject the Rescission Offer

YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.

How to accept the Rescission Offer

Acceptance of the Rescission Offer is optional. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

Your Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RESCISSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form

by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer.

IF YOU DO NOT CHECK THE "I ACCEPT THE RESCISSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

How to reject the Rescission Offer

You do not need to take any action to reject the Rescission Offer. If you change your decision and want to reject the Rescission Offer after having accepted the Rescission Offer, you may reject the Rescission Offer by making a copy of your Rescission Offer Election Form, crossing out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

If you have previously accepted the Rescission Offer and you change your mind, we must receive this notice of rejection on or before 5:00 p.m., Mountain Time, on the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer pursuant to your Rescission Offer Election Form.

IF YOU FAIL TO PROPERLY COMPLETE ALL ACTIONS REQUIRED FOR VALIDLY ACCEPTING THE RESCISSION OFFER PRIOR TO 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY TERMINATE YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US FOR FAILURE TO REGISTER THE SHARES UNDER THE SECURITIES LAWS.

Funding the Rescission Offer

We never authorized U.S. Bank, N.A., the Escrow Agent, or American National Bank, the predecessor escrow agent, to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

As the escrowed funds do not bear interest and we do not have funds with which to pay interest due if all or substantially all Prior Subscribers exercise the right to rescind, ZeroNines has agreed to deposit in the Rescission Escrow Account on the date of this Offering Circular a total of $27,000 so as to permit the payment of interest to rescinding Prior Subscribers if all or substantially all of the Prior Subscribers elect to rescind. The amount to be advanced to us by ZeroNines and deposited in the escrow account represents approximately 6% interest on the aggregate Purchase Price of the Rescission Shares calculated through April 30, 2012. As of December 31, 2011, the accrued interest which is payable to Prior Subscribers, assuming all such Prior Subscribers elected to accept the Rescission Offer, totaled $19,818.41, which amount will increase by approximately $1,705 for each 30-day month which passes after December 31, 2011.

Questions about the Rescission Offer

If you have questions about the Rescission Offer, you may call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

When You Should Expect Payment if You Accept the Rescission Offer

The instructions to the Escrow Agent which we will deliver to the Escrow Agent within two business days after the Expiration Date require the Escrow Agent to mail the check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of March 31, 2012.

Name	Age	Position
John C. Botdorf	52	Executive Chairman of the Board and Acting Chief Financial Officer
Alan S. Gin	55	Chief Executive Officer and Director
Keith T. Fukuhara	49	Chief Technology Officer
Bradley J. Claus	32	Chief Operating Officer and Director
Dr. Mark W. Brunvand	55	Director Nominee

John C. Botdorf co-founded ZenVault with Messrs. Gin and Fukuhara in August 2010, and has been the executive chairman of the board and acting chief financial officer since our inception. Since November 2001, Mr. Botdorf has also served as the executive chairman of ZeroNines Technology, Inc., which he co-founded with Messrs. Gin and Fukuhara in November 2001. Mr. Botdorf has also served since January 2009 as a managing member of Z9 Services Group, LLC, which is wholly-owned by ZeroNines Technology, Inc. ZeroNines is engaged in developing and marketing the Always Available™ patented business continuity platform for user applications in dual cloud-based locations, which is installed and serviced by Z9 Services Group. Mr. Botdorf divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us, or at least 52 hours per month. Mr. Botdorf received a Bachelor of Science degree with a double major in finance and real estate from California State University – Northridge in 1983. Mr. Botdorf's experience in executive management and marketing within the cloud-based software industry and corporate finance led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Alan S. Gin co-founded ZenVault with Messrs. Botdorf and Fukuhara in August 2010, and has served as our chief executive officer and a director since our inception. Mr. Gin co-founded ZeroNines in November 2001 and has served as its president, chief executive officer and a member of the board of directors since that time. He also has been a managing member of Z9 Services Group, LLC since January 2009. Mr. Gin served as Vice President of the Enterprise Solutions Group of Hitachi Data Systems from 1998 to 2001, and prior to that time was, respectively, a managing director of Consulting Services for StorageTek (from 1996 to 1998), a senior program manager at AT&T Global Information Solutions (1994 to 1996), and a director of Wang Laboratories Professional Services (1992 to 1994). He also served previously as the senior director of PwC's Microcomputer Advisory Services Group from 1989 to 1992. Mr. Gin divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us, or at least 52 hours per month.. Mr. Gin attended Hawaii Pacific University from 1974 through 1978, where he majored in business administration. Mr. Gin, together with Mr. Fukuhara, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines. Mr. Gin's experience in executive management and technology applications within the software industry led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Keith T. Fukuhara co-founded ZenVault with Messrs. Botdorf and Gin in August 2010, and has served as our chief technology officer since our inception. Mr. Fukuhara has served as the chief technology officer of ZeroNines since November 2001, and has also been a member of the board of directors of ZeroNines since 2001. Prior to co-founding ZeroNines, Mr. Fukuhara served as, respectively, a senior solutions architect for Hitachi Data Systems (May 1998 to 2001), a senior security consultant for Secure It (January 1998 to May 1998), and a senior consultant for the Teris Consulting Group of StorageTek (1996 to 1998). Mr. Fukuhara divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us, or at least 52 hours per month.. Mr. Fukuhara received a Bachelor of Science degree in computer science from San Francisco State University in 1986. Mr. Fukuhara, together with Mr. Gin, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines.

Bradley J. Claus has served as our chief operating officer since January 2011 and as a member of our board of directors since June 2011. Mr. Claus is currently a registered representative in the Centennial, Colorado office of Transamerica Financial Advisors, Inc., or TFA. From 2006 until its acquisition by TFA in January 2012, Mr. Claus

was a registered representative in the Centennial, Colorado office of World Financial Group. TFA offers a broad variety of financial products to consumers, including life insurance, annuities, and mutual funds, as well as financial support services for businesses. Mr. Claus also served as a registered investment advisor in the Centennial, Colorado office of Investment Advisors International (IAI) from 2009 until January 2012. IAI was the affiliate investment advisory firm of World Financial Group. Mr. Claus is also registered with World Group Securities, Inc., a registered broker-dealer which is an affiliate of World Financial Group. Mr. Claus currently devotes only such time as may be required to our business and affairs. We expect that Mr. Claus will devote approximately 33% of his time, or at least 13 hours per 40 hour-week, to our business and affairs once we close on at least $400,000 in gross offering proceeds and he becomes eligible to draw a salary. Mr. Claus received a Bachelor of Science degree in economics in 2004 from the University of Michigan. Mr. Claus' experience in marketing intangible products directly to consumers and his knowledge of personal and corporate finance led to the conclusion of our board that he should serve as a director of our company in light of our business and structure.

Mark V. Brunvand, M.D. is a director nominee who will join our board of directors on the date of this offering circular. Dr. Brunvand is an oncologist and has been a member of the hospital staff of Presbyterian/St. Luke's Medical Center in Denver, Colorado since 1997. From 1986 to 1997, Dr. Brunvand served as a staff physician for the Oregon Health Science University Hospital in Portland, Oregon, the Swedish Medical Center & Fred Hutchinson Cancer Research Center in Seattle, Washington, University Hospital in Salt Lake City, Utah, and the National Institutes of Health in Bethesda, Maryland. Dr. Brunvand is board certified in internal medicine and oncology, has authored or co-authored a number of publications and papers on bone marrow transplantation, hematology, immunotherapy and immune response, and cancer treatment modalities. He has also received a number of awards, including the American Society of Hematology Scholar Award and a National Research Service Award. Dr. Brunvand received a Bachelor of Science degree in Chemistry from Colorado State University, and his M.D. degree from the University of Colorado Health Sciences Center. As an independent director, Dr. Brunvand will devote only such time as is required to our business and affairs. Dr. Brunvand's medical training, extensive experience in managing medical conditions of patients and the resulting records, and personal knowledge of physician needs in managing PHR led to the conclusion of our board that he should serve as a director of our company, as of the date of this offering circular, in light of our business and structure.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Leadership Structure of the Board

The board of directors does not currently have a policy on whether the same person should serve as both the chief executive officer and chairman of the board or, if the roles are separate (as they currently are), whether the chairman should be selected from the non-employee directors or should be an employee. The board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for ZenVault at that time.

Risk Oversight

The board currently oversees risk management directly and is responsible for all aspects of risk management. At such time as we establish an audit, compensation and governance/nominating committees of the board, we expect that each of these committees will assume a role in risk management in the areas then overseen by them. Management is responsible for implementing risk management strategy developed by the board and developing policies, controls, processes and procedures to identify and manage risks.

Executive Compensation

Since our inception in August 2010, we have paid no salaries or bonus compensation to our officers. Following our formation, we issued to Messrs. Botdorf, Gin, Fukuhara and Claus stock options to acquire 450,000, 450,000, 450,000 and 100,000 shares, respectively, of our common stock. Those options carry an exercise price of $.01 per share and are exercisable through December 31, 2016. In addition, commencing January 1, 2011, we began issuing monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus of 15,000, 15,000, 15,000 and 12,000 options, respectively. Accordingly, as of December 31, 2011, we had made monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus covering a total of 180,000, 180,000, 180,000 and 144,000 shares, respectively.

We expect to continue this practice in 2012. The exercise price of each of the monthly option grants will be $.01 per share until we close on the sale of the minimum number of shares in this offering, at which time the exercise price of subsequent monthly option grants is expected to be $.50 per share, a price equal to the offering price of the Series A Preferred Stock. All options granted to our executive officers are fully vested as of the date of grant. Future option grants to our executive officers may carry time or performance-based vesting criteria, as determined by the independent members of the board at the time of grant.

Messrs. Botdorf, Gin and Fukuhara currently draw salaries from ZeroNines and will not begin drawing salaries from us until we have accepted subscriptions for at least 800,000 shares of Series A Preferred Stock with a purchase price of $400,000. At that time, these officers and Mr. Claus will begin drawing a $13,000 per month salary from us. The employment agreements with Messrs. Botdorf, Gin, Fukuhara and Claus provide that such salaries may commence earlier if we receive revenue from license or sublicense arrangements.

Our executive officers will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued in the period August 17, 2010 (Inception) to December 31, 2010, and in the 12 months ended December 31, 2011, to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Period	Salary	Bonus	Stock Award	Option Award[1]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings		All Other Compensation	Total
John C. Botdorf, Executive Chairman and Acting CFO........	August 17, 2010 (Inception) to December 31, 2010)..............	$—	$—	$—	$45,000	$ —	$ —	$ —	$ —	$45,000
	Twelve Months Ended December 31, 2011 ..	$—	$—	$—	$18,000	$—	$—	$—	$—	$18,000
Alan S. Gin, CEO.........	August 17, 2010 (Inception) to December 31, 2010)............	$—	$—	$—	$45,000	$—	$—	$—	$—	$45,000
	Twelve Months Ended December 31, 2011...	$—	;—	$—	$18,000	$—	$—	$—	$—	$18,000

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(1)   Option awards are reported at fair value at the date of grant.

Outstanding Equity Awards

The following table provides a summary of equity awards outstanding for each of the named executive officers as of December 31, 2011:

Named Executive Officer[1]	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date
John C. Botdorf, Executive Chairman and Acting CFO........	630,000	—	$.01	12/31/2016
Alan S. Gin, Chief Executive Officer..................................	630,000	—	$.01	12/31/2016

Overview of Our Planned Compensation Program

Our planned compensation program that we intend to implement for our executive officers following completion of this offering consists of three components—a base salary, discretionary bonuses based on performance, and equity compensation. Each of these components is discussed in further detail below.

Compensation Program Objectives; What Our Compensation Program is Designed to Reward. Our executive compensation program is designed to retain our executive officers and to motivate them to increase shareholder value on both an annual and longer term basis. These objectives are to be accomplished primarily by positioning us to maximize our portal development efforts and to transform, over time, those efforts into revenue derived from strategic partners and end users. To that end, our compensation package includes significant incentive forms of stock-based compensation to ensure that each executive officer's interest is aligned with the interests of our stockholders.

Why Each Element of Compensation is Paid; How the Amount of Each Element is Determined. The following is a brief discussion of each element of our executive officer compensation. The board intends to pay each of these elements in order to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation, and annual and long-term compensation. The board also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace in which we compete for executive talent. Overall, our board believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our executive officers, while necessarily taking into account our presently limited financial resources.

Salaries. The cash salaries to be paid to our executive officers were established at the time they became officers. Each of these persons has an employment agreement with us. None of our executive officers who serve on our board of directors receive any additional compensation for serving on our board.

Cash Incentive Compensation. Cash incentive or bonus compensation is discretionary under our employment agreements with our officers. However, each employment agreement contains performance objectives tailored to the individual officer's duties, and provides for a target bonus of 50% of the officer's base salary, which is to take into account both employee performance and company performance. All cash incentive compensation grants are intended to be paid in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

Equity Compensation. In 2010 and 2011, we granted stock options to certain of our officers, directors and consultants for their services, all of which were granted pursuant to written agreements under our 2010 stock incentive plan. All future grants are expected to be made under the 2010 plan.

Perquisites. None of our executive officers receives any perquisites at this time. We may in the future offer health insurance coverage to all of our employees and, if we do so, our executive officers may elect to participate in such coverage.

How Each Compensation Element Fits into Overall Compensation Objectives and Affects Decisions Regarding Other Elements. In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive's experience, expertise and performance, our operational and financial performance, and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our board strives to strike an appropriate balance between base compensation and incentive compensation. The board also endeavors to properly allocate between cash and non-cash compensation, bearing in mind our limited financial resources, and between annual and long-term compensation.

Risk Assessment. Our board has reviewed our compensation program and believes that the program, including our cash incentive compensation and equity incentive compensation, does not encourage our executive officers to

engage in any unnecessary or excessive risk-taking. As a result, our board has to date not implemented a provision for recovery by us of cash or incentive compensation bonuses paid to our executive officers.

Employment Agreements

In August 2011, we entered into employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus. The terms of the employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus are substantially identical except as noted below. Each agreement has an initial term ending July 31, 2014. Each agreement requires the officer to devote at least 13 hours to our business and affairs out of a regular 40-hour work week. Once we have closed on at least $ 400,000 in proceeds from this offering, the employment agreements provided that Messrs. Botdorf, Gin, Fukuhara and Claus will begin receiving salaries of $7,000 each, reflecting our limited financial resources. These reduced salary levels were to increase to $13,000 for each officer once we have closed on at least $1.5 million in gross proceeds from this offering. We are not obligated to accrue amounts for any deferred salaries for Messrs. Botdorf, Gin, Fukuhara, and Claus as no salary deferrals are called for under their employment agreements.

In January 2012, we entered into agreements to amend the employment agreements with our executive officers. These agreements amended the prior employment agreements in order to provide that full monthly salaries of $13,000 payable to each of our four executive officers will commence at the earlier of (a) closing on at least $400,000 in gross proceeds pursuant to this offering, or (b) receipt of revenue from net royalties, license fees, or sublicense fees from operating the ZenVault portal or from sublicensing a private label consumer-branded portal to a strategic partner. The amendments to the employment agreements therefore eliminated any partial payment of salaries if less than $1.5 million is raised in this offering. The amendment agreements do provide, however, that each officer's salary may be reduced if all executive officers' salaries are proportionately decreased due to capital constraints or because revenue is unavailable with which to pay such salaries. The amendment to the employment agreement with Mr. Claus also contains the vesting criteria for the 150,000 shares which we agreed to issue to Mr. Claus in July 2011. These criteria provide that the 150,000 shares will vest in three equal increments of 50,000 shares each upon our securing a minimum of 10,000 users through three separate strategic partnerships which are procured by us through the efforts of Mr. Claus. The shares must vest on or before December 31, 2013, subject to an exception under which an extended vesting period through December 31, 2014 will apply to any strategic partnerships that are entered into prior to December 31, 2013 and as to which at least 10,000 users are obtained in the 2014 calendar year. Any shares that remain unvested at December 31, 2013 or, in the case of the exception described above, December 31, 2014, will be cancelled and returned to us as treasury shares.

Each officer is entitled to receive an annual bonus each year that will be determined by the board of directors based on individual achievement and company performance objectives established by the board. Included in those objectives, as applicable for the responsible officer, are (i) obtaining the first strategic partner licensee for the ZenVault portal, (ii) preparation and compliance with a fiscal budget, (iii) the launch of the EMS and physician modules for the portal, and (iv) the securing of additional strategic partners as the portal's capabilities are enhanced by addition of new modules, under licensing terms approved by the board of directors.

Potential Payments Upon Termination or Change in Control

If the employment of Messrs. Botdorf, Gin, Fukuhara or Claus is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement), or a voluntary resignation, or if an officer terminates his employment for good reason, the officer in question shall be entitled to receive a lump sum severance payment equal to two times his base salary and of the continued payment of premiums for continuation of the officer's health and welfare benefits pursuant to COBRA or otherwise, for a period of two years from the date of termination, subject to earlier discontinuation if the officer is eligible for comparable coverage from a subsequent employer. All severance payments, less applicable withholding, are subject to the officer's execution and delivery of a general release of us and our subsidiaries and affiliates and each of their officers, directors, employees, agents, successors and assigns in a form acceptable to us, and a reaffirmation of the officer's continuing obligation under the propriety information and inventions agreement (or an agreement without that title, but which pertains to the officer's obligations generally, without limitation, to maintain and keep confidential all of our proprietary and confidential information, and to assign all inventions made by the officer to us, which inventions are made or conceived during the officer's employment). If the employment is terminated for cause, no severance shall be payable by us.

"Good Reason" means:

- a material reduction or change in the officer's title or job duties inconsistent with his position and his prior duties, responsibilities and requirements;

- any reduction of the officer's then-current base salary or his target bonus;

- relocation of the officer to a facility or location more than 40 miles from our current offices in Castle Rock, Colorado; or

- a material breach by ZenVault of the employment agreement.

"Cause" means:

- conviction of a felony or a crime involving fraud or moral turpitude;

- commission of theft, a material act of dishonesty or fraud, intentional falsification of employment or company records, or a criminal act that impairs the officer's ability to perform his duties;

- intentional or reckless conduct or gross negligence materially harmful to ZenVault or its successor;

- willful failure to follow lawful instructions of the board; or

- gross negligence or willful misconduct in the performance of duties.

"Change in Control" means: the occurrence of any of the following events:

i.   Any person (other than persons who are employees of ZenVault at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing 50% or more of the combined voting power of ZenVault's then outstanding securities. In applying the preceding sentence, (A) securities acquired directly from ZenVault or its affiliates by or for the person shall not be taken into account, and (B) an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change in Control, as reasonably determined by the board;

ii   ZenVault consummates a merger, or consolidation of ZenVault with any other corporation unless: (a) the voting securities of ZenVault outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of ZenVault or such surviving entity outstanding immediately after such merger or consolidation; and (b) no person (other than persons who are employees at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing 50% or more of the combined voting power of ZenVault's then outstanding securities;

iii   The stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets; or

iv.   The stockholders of ZenVault approve a plan or proposal for liquidation or dissolution of ZenVault.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of ZenVault immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of ZenVault immediately following such transaction or series of transactions.

The employment agreements also provide for the payment of a "gross-up" payment if the officer becomes entitled to certain payments and benefits and equity acceleration under his employment agreement and those payments and benefits constitute "parachute" payments under Section 280G of the Internal Revenue Code. In addition, in accordance with ZenVault's stock incentive plan, all outstanding stock options held by Messrs. Botdorf, Gin and Fukuhara (and all other option holders with grants under that plan) become fully vested in connection with a Change in Control.

Director Independence

We are not currently subject to the director independence and board committee requirements established by any other national securities exchange. Our board of directors is currently composed of three members and, on the

date of this offering circular, will increase to four members as a result of Dr. Brunvand joining our board. We expect that Dr. Brunvand will not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and, therefore, he is and will be "independent" as that term is currently defined by the national securities exchanges. The other members of the board of directors are employee-directors and will not meet the definition of "independent."

We intend to add independent members to our board of directors and establish board committees in 2012 in order to demonstrate our commitment to the corporate governance standards established by the national securities exchanges. The rules of the national stock exchanges require that, subject to specified exceptions, each member of a listed company's audit, compensation, governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the national stock exchanges, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Committees

At such time as we have added at least two additional independent directors to our board, we intend to establish an audit committee, a compensation committee and a nominating and governance committee of the board.

Director Compensation

Commencing on Dr. Brunvand's appointment to our board of directors on the date of this offering circular, we will make monthly option grants to Dr. Brunvand to purchase 3,000 shares of our common stock. The option exercise price will be equal to the prevailing fair value of our common stock on the date of grant. The monthly option grant will be fully vested on the grant date, and the term of the option will be 10 years. We will also begin paying Dr. Brunvand a meeting fee of $750 per board meeting attended commencing after Dr. Brunvand's appointment to our board of directors.

We anticipate that non-management members added to our board of directors in 2012 will each receive an option grant at the time such persons join our board of directors, ongoing monthly option grants similar to those issued to Dr. Brunvand, and meeting fees as described above. We have paid and will pay no directors' fees and will pay no committee fees to our employee-directors, being Messrs. Botdorf, Gin and Claus. As we paid our employee-directors no directors' or committee fees and had no independent directors for the periods August 17, 2010 (inception) to December 31, 2010, and January 1, 2011 through December 31, 2011, we have not presented a table of compensation paid to directors for such periods.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

Relationships and Potential Conflicts of Interest

We have presented below a table which summarizes the nature of the relationships between us, ZeroNines, Z9 Services Group, and our officers, directors, and director nominee. This information is not intended to describe the transactions we have entered into with such entities and persons (which information follows this table), but rather is intended to provide an overview of the relationships by and among us and the listed entities and persons.

Entity or Person	Nature of Relationship to Us or Other Identified Parties
ZeroNines Technology, Inc.	Principal stockholder of ZenVault; developer and owner of software and other intellectual property, including two patents covering the method of operation of the Always Available™ business continuity platform, licensed by us to operate the ZenVault portal; parent company of Z9 Services Group, with which we contracted for the development of the ZenVault portal; together with Z9 Services Group, employer of Messrs. Botdorf, Gin and Fukuhara for time not allocated to us; agreed under the Interest Funding and Donation to Capital Agreement to deposit $27,000 in the Rescission Escrow Account on the date of this Offering Circular in order to fund interest expense payable by us if all or substantially all of the Prior Subscribers rescind
Z9 Services Group, LLC	Subsidiary of ZeroNines with which ZenVault contracted for the design and build of the ZenVault portal; employer, together with ZeroNines, of Messrs. Botdorf, Gin and Fukuhara for time not allocated to us; managing members are Messrs. Botdorf and Gin
John C. Botdorf	Executive Chairman and Acting Chief Financial Officer of ZenVault; employed part-time under employment agreement with ZenVault; co-founder of ZenVault; executive chairman of ZeroNines and managing member of Z9 Services Group, LLC; co-founder of ZeroNines; principal stockholder and option holder of ZenVault; principal stockholder of ZeroNines Technology; son of Joan Botdorf, who is a part-time administrative employee and less than 1% stockholder of ZenVault; provider of current facilities for ZenVault at no monthly rental charge
Alan S. Gin	Chief Executive Officer and director of ZenVault; employed part-time under employment agreement with ZenVault; co-founder of ZenVault; president and chief executive officer of ZeroNines; member of the board of directors of ZeroNines; co-founder of ZeroNines; managing member of Z9 Services Group; trustee of Gin Family Trust, a principal stockholder of ZenVault and a principal stockholder of ZeroNines; option holder of ZenVault
Keith T. Fukuhara	Chief Technology Officer of ZenVault; employed part-time under employment agreement with ZenVault; co-founder of Zenvault; chief technology officer of ZeroNines; member of the board of directors of ZeroNines; co-trustee with spouse of Fukuhara Family Trust, a principal stockholder of ZenVault and ZeroNines; option holder of ZenVault
Bradley J. Claus	Chief Operating Officer of ZenVault; employed part-time under employment agreement with ZenVault; member of the board of directors of ZenVault; option holder of ZenVault and holder of 150,000 shares of common stock subject to performance vesting criteria
Mark W. Brunvand	Director nominee of ZenVault; principal stockholder of ZenVault; less than 5% stockholder of ZeroNines; Prior Subscriber for Rescission Shares of ZenVault; future recipient of options and board fee for board service following date of this offering circular

The relationships described in the table above may lead to conflicts of interest between us and ZeroNines, our officers, or our directors. If an officer or director of ours is also an officer, director or shareholder of ZeroNines, it is possible that the interest of the officer or director in ZeroNines may interfere with the independent exercise of judgment by our employee or result in a conflict of interest with ZeroNines. For example, if one of our officers becomes aware of a corporate opportunity that is available and that officer is also an officer or director of ZeroNines, it is possible that the officer could be required to disclose the corporate opportunity to both us and ZeroNines unless it is clear that the corporate opportunity came to that officer in his capacity as our employee or resulted from his use of our property. If the officer is not certain that the opportunity came to him in his capacity as our employee or from use of our property, he could elect to disclose the opportunity to both us and ZeroNines out of an abundance of caution. In this event, we could encounter a conflict as to which organization – us or ZeroNines – is entitled to avail itself of that corporate opportunity.

Another example of potential conflict relates to services rendered to us by ZeroNines or Z9 Services Group. In order for our directors to comply with their fiduciary duties, our directors must approve the terms of any transactions with ZeroNines or Z9 because of the potential conflict of interest that could arise from ZeroNines being a principal stockholder of ZenVault. If ZeroNines sought to obtain contractual terms from us in the future that were not in our best interests, any directors of ours who were also affiliates of ZeroNines would need to recuse themselves from any related deliberations and abstain from any votes taken with respect to such contractual terms. Such recusals and abstentions could create conflicts with ZeroNines for us or our officers or directors who are affiliated with ZeroNines. Because of the nature and extent of the relationships between and among us, ZeroNines, Z9, and our officers, directors and director nominee, it is possible that in the future a conflict may arise that could materially harm our business, financial condition or results of operations if that conflict is not addressed promptly, equitably, and in accordance with applicable law.

Transactions with ZeroNines and Z9 Services Group

On December 15, 2010, we executed the Design and Build Contract with Z9 Services Group. Simultaneously, Z9 Services Group delivered to us the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications in the Design and Build Contract. Under that contract, we are obligated to pay a cash price of $620,000 and issued 4,493,198 shares of our Series B Preferred Stock to ZeroNines, as assignee of Z9 Services Group. Because the Design and Build Contract did not address the ownership of the portal and the associated ZenVault intellectual property, we entered into the Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines and Z9 Services Group in August 2011 in order to memorialize our ownership of the ZenVault portal, our license rights pertaining to the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify revenue sharing arrangements between us and ZeroNines. We have filed a copy of this agreement as an exhibit to this offering circular, and refer you to that exhibit for additional information. Among other terms, the Participation Agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, effective December 15, 2010;

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal at *www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

- if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

- for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines, and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, insurance, college/university, legal and finance applications, but subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

We intend to pay Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, a minimum of $90,000 against the cash portion of the $620,000 purchase price of the Design and Build Contract on closing of the minimum offering described in this offering circular. To the extent we raise more than the minimum proceeds, we will increase the amount paid to Z9 Services Group by $50,000 for each $100,000 in net proceeds raised in this offering until the full cash price of $620,000 is paid. Accordingly, if we raise more than $1.4 million in gross proceeds in this offering, we will pay Z9 Services Group all amounts due under the Design and Build Contract. The Participation Agreement provides that any amounts deferred and remaining unpaid at the final closing of this offering will be paid by us as soon as practicable to Z9 Services Group from (i) revenues we generate, or (ii) other sources of capital secured by us. Amounts outstanding and unpaid after June 30, 2012 will bear interest at the rate of 9% per annum until paid. There are no other interest charges, fees, or penalties payable by us under the Design and Build Contract or the Participation Agreement.

The design and development work on our portal that was performed by ZeroNines from April 2010 to August 17, 2010, the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Assuming we raise at least $1.5 million in this offering, we expect to perform internally all additional development work related to, and enhancements of, the ZenVault portal. Accordingly, we do not expect under these circumstances to contract with ZeroNines or its affiliates for any additional work to be performed on our portal in the future. If we only raise less than $1.5 million in this offering, we could request ZeroNines or Z9 Services Group to perform additional work on our portal under a mutually-acceptable deferred billing arrangement. However, we have not yet discussed such an arrangement with the board members of ZeroNines who are not on our board of directors, and therefore we do not currently know the terms under which future work might be performed on our behalf, assuming we do not have the funds available to do so internally.

The funds in the Rescission Escrow Account do not bear interest. We do not have funds with which to pay all interest due at the per-annum rate of 6% if all or substantially all of the Prior Subscribers elect to rescind their prior purchases. Therefore, in January 2012, ZeroNines entered into an Interest Funding and Donation to Capital Agreement under which it has agreed to deposit in the Rescission Escrow Account on the date of this Offering Circular a total of $27,000. This amount represents approximately 6% interest on the aggregate Purchase Price of the Rescission Shares calculated through April 30, 2012. As of December 31, 2011, the total accrued interest payable to Prior Subscribers, assuming all such Prior Subscribers elected to accept the Rescission Offer, totaled $19,818.41, which amount will increase by approximately $1,705 for each 30 days which passes after December 31, 2011. If all or a portion of such funds are not required to pay interest if all or substantially all of the Prior Subscribers do not rescind their prior purchases, the funds will remain our property and will be disbursed to us on closing of the Rescission Escrow Account. This is the case because ZeroNines agreed that such amount would be a donation to our capital under the Interest Funding and Donation to Capital Agreement.

On March 1, 2012 ZeroNines deposited $1,000 in the Rescission Escrow Account to increase the balance to $341,000. Such balance had fallen below $341,000 due to bank charges that were assessed. The $1,000 deposit was credited to us under the Interest Funding and Donation to Capital Agreement.

Transactions with Officers, Directors and Director Nominee

Each of Messrs. Botdorf, Gin, Fukuhara, Claus and Brunvand or their affiliates purchased founders' shares from us on or after our formation. The purchase price of all such shares was $.01 per share in services rendered. The following table sets forth information concerning such purchases.

Name	Number of Founders' Shares Acquired
John C. Botdorf[1]	477,293
Gin Family Trust[2]	584,116
Fukuhara Family Trust[2]	584,116
Bradley J. Claus[3]	374,660
Dr. Mark W. Brunvand[4]	584,116

(1) Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother. Includes 30,000 founders' shares owned of record by Mr. Botdorf's minor children.

(2) Alan S. Gin is the trustee of the Gin Family Trust, and Keith T. Fukuhara and his wife are the trustees of the Fukuhara Family Trust.

(3) Includes 150,000 additional shares acquired by Mr. Claus in July 2011 that are subject to certain performance vesting criteria or forfeiture if the criteria are not achieved. Those criteria are described below.

(4) Does not reflect Dr. Brunvand's purchase of 50,000 shares of Series A Preferred Stock prior to April 22, 2011 which were gifted by him to two relatives, and which are subject to the Rescission Offer.

In August 2011, we entered into employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus.We have also granted stock options to purchase shares of our common stock to each of these officers. Please see the information beneath "Management – Executive Compensation," for a description of the (i) terms of the employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus, including the compensation that is to be paid to each of such officers, and (ii) the options we have granted and will grant to such officers.

In January 2012, we entered into agreements to amend the employment agreements with our executive officers. These agreements amended the prior employment agreements in order to provide that full monthly salaries of $13,000 payable to each of our four executive officers will commence at the earlier of (a) closing on at least $400,000 in gross proceeds pursuant to this offering, or (b) receipt of revenue from net royalties, license fees, or sublicense fees from operating the ZenVault portal or from sublicensing a private label consumer-branded portal to a strategic partner. The amendments to the employment agreements therefore eliminated any partial payment of salaries if less than $1.5 million is raised in this offering. The amendment agreements do provide, however, that each officer's salary may be reduced if all executive officers' salaries are proportionately decreased due to capital constraints or because revenue is unavailable with which to pay such salaries. The amendment to the employment agreement with Mr. Claus also contains the vesting criteria for the 150,000 shares which we agreed to issue to Mr.

Claus in July 2011. These criteria provide that the 150,000 shares will vest in three equal increments of 50,000 shares each upon our securing a minimum of 10,000 users through three separate strategic partnerships which are procured by us through the efforts of Mr. Claus. The shares must vest on or before December 31, 2013, subject to an exception under which an extended vesting period through December 31, 2014 will apply to any strategic partnerships that are entered into prior to December 31, 2013 and as to which at least 10,000 users are obtained in the 2014 calendar year. Any shares that remain unvested at December 31, 2013 or, in the case of the exception described above, December 31, 2014, will be cancelled and returned to us as treasury shares.

We have adopted a policy concerning the future payment of compensation to independent directors. We have no independent directors currently, but on the date of this offering circular, Dr. Brunvand will become our first independent director. Please see "Management – Director Compensation" for a description of the compensation we will pay to our independent directors.

We currently maintain our headquarters on a rent-free basis in the residence of Mr. Botdorf. We intend to continue to maintain our offices at this location on a rent-free basis pending the completion of this offering and our receipt of at least $2.0 million in proceeds. At that time, we anticipate leasing a small office space in or adjacent to Castle Rock, Colorado from an unaffiliated third party.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated articles of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Colorado law.

Policies and Procedures for Related Party Transactions

Our amended and restated articles of incorporation, which were filed with the Secretary of State of Colorado in April 2012 following our obtaining stockholder approval of the amendments and restatements, contain provisions concerning "conflicting interest transactions," which include contracts or transactions between the Company and a director of the Company or between the Company and an entity in which a director of the Company is a director or officer or has a financial interest. As such, these provisions apply to transactions between us and ZeroNines or Z9 Services Group. Under our amended and restated articles, these provisions state that to the fullest extent permitted by Colorado law, no conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the Company, solely because (i) the conflicting interests transaction involves a director of the Company or an entity in which a director of the Company is a director or officer or has a financial interest, or (ii) the director is present at or participates in the meeting of the Company's board of directors or of a committee of the board of directors which authorized, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose if (A) the material facts as to the director's' relationship or interest in the conflicting interest transaction are disclosed to or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, or (B) the material facts as to the director's relationship or interest in the conflicting interest transaction are disclosed or are known to the stockholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the stockholders, or (C) a conflicting interest transaction is fair as to the Company as of the time it is authorized, approved or ratified in good faith by a vote of the stockholders, or (D) a conflicting interest transaction is fair to the Company as of the date it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves, or ratifies the conflicting interest transaction.

At the times during which transactions occurred between us and ZeroNines or Z9 Services Group, our board of directors consisted of Messrs. Botdorf, Gin and a former director who held ownership interests in us and in ZeroNines. We therefore did not have any disinterested directors on our board of directors at the time of such transactions. Although we believe that the transactions were fair to us at the time our board approved and ratified the transactions, we do not have independent evidence of fairness such as appraisals or valuations with which to support our belief. Accordingly, there is a risk that transactions between us and ZeroNines or Z9 Services Group may have occurred on terms that were not as favorable to us as those we might have been able to secure from an unaffiliated third party. We believe that the extended, flexible payment terms we secured from Z9 Services Group for building the ZenVault portal would not have been obtainable from a third party, but we did not obtain contract terms from

independent third parties to support this belief. Please see "Risk Factors" for further information concerning the risks related to conflicts of interest inherent in our transactions with ZeroNines and Z9 Services Group.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, assuming conversion of all outstanding Series B Preferred Stock and without taking the Rescission Offer into account, with respect to beneficial ownership of our common stock as of December 31, 2011, by:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

- each of our executive officers;

- each of our directors; and

- all executive officers and directors as a group.

Applicable percentage ownership in the table below is based on 8,836,396 shares of common stock outstanding at December 31, 2011, on an as-converted basis, and also gives effect to the 150,000 shares of common stock issued to Mr. Claus which are subject to performance vesting criteria. The as-converted shares are comprised of 4,343,198 shares of founders' common stock and 4,493,198 shares of Series B Preferred Stock (and excludes the shares of Series A Preferred Stock subject to the Rescission Offer, as described in the opening paragraph above). The applicable percentages of ownership after the minimum and maximum offerings below assume conversion of all outstanding Series A and B Preferred Stock, and also assume the application of the equalizing provisions in the Series B Preferred Stock designation and the Founders' Agreement under which (i) if the minimum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a reverse stock split such that the holders of the Series B and founders' common stock will each collectively own not more than 33% of the outstanding capital stock of ZenVault, and (ii) if the maximum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a forward stock split such that the holders of the Series B and founders' common stock will each collectively own not less than 33% of the outstanding capital stock of ZenVault.

When calculating the outstanding shares on an as-converted basis, we assumed that each share of Series A Preferred Stock and each share of Series B Preferred Stock was converted into one share of common stock. Upon occurrence of a liquidation event, all of our stockholders will have the right to receive common stock or cash when electing between the liquidation preference or dividend options, with investors holding the Series A Preferred Stock having the first right of election, ZeroNines having the second right, and the founders' common stock having the third right. Please see "Description of Capital Stock" below for a more complete description of the rights and preferences of our capital stock, including the Series A Preferred Stock being offered hereby. At the time of a liquidation event, investors will receive then-current disclosure of the liquidation preference/dividend election, including how many shares may be obtained on making the election. However, as investors are not obligated to take either the liquidation preference or dividend in stock, we have elected to present the share ownership numbers below without reference to any future shares issuable upon making such election.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after December 31, 2011. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after December 31, 2011 are included for that person or group but not the stock options of any other person or group. Unless otherwise indicated and subject to any applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each stockholder listed on the table is c/o ZenVault Medical Corporation, 450 East Happy Canyon Road, Castle Rock, Colorado, 80108.

Name of Beneficial Owner[1][2]	Number of Shares Beneficially Owned on an As-Converted Basis at December 31, 2011	Percentage of Shares Beneficially Owned on an As-Converted Basis at December 31, 2011	Percentage of Shares Beneficially Owned on an As-Converted Basis After Minimum Offering[1][2]	Percentage of Shares Beneficially Owned on an As-Converted Basis After Maximum Offering[1][2]
John C. Botdorf[3]	5,601,121	58.2%	55.5%	38.2%
Alan S. Gin[4]	5,707,314	59.3	56.1	39.1
Keith T. Fukuhara[5]	5,707,314	59.3	56.1	39.1
Bradley J. Claus[6]	618,660	6.7	16.4	3.6
Mark W. Brunvand[7]	584,116	6.5	4.3	4.3
ZeroNines Technology, Inc.[8]	4,493,198	50.0	33.3	33.3
All executive officers and directors as a group (five persons)[9]	9,232,129	83.0	80.5	56.1

(1) As Messrs. Botdorf, Gin and Fukuhara are executive officers, directors and principal stockholders of ZeroNines, each such person is deemed to have beneficial ownership of the Series B Preferred Stock owned in us by ZeroNines. Accordingly, the shares beneficially owned and percentages presented for Messrs. Botdorf, Gin and Fukuhara include the 4,493,198 shares of Series B Preferred Stock (on an as-converted basis) owned by ZeroNines.

(2) In order to calculate the percentages of our capital stock owned by executive officers and directors after completion of the minimum and maximum offerings, the following example is presented using Mr. Botdorf's share ownership. The methodology presented was applied in calculating the percentages owned by each executive officer and director or director nominee after the minimum and maximum offerings, although the shares owned by ZeroNines are excluded from shares owned or deemed owned by Messrs. Claus and Brunvand, and the resulting percentages, because Messrs. Claus and Brunvand are not executive officers, directors or control persons of ZeroNines.

Mr. Botdorf's ownership percentages are derived as follows: currently, Mr. Botdorf owns 477,293 shares of founders' common stock and 630,000 options. If only the minimum offering is sold, the ownership equalization provisions will cause all outstanding founders' common stock and the Series B Preferred Stock to be reduced via a reverse split such that only 500,000 shares of founders' common stock, 500,000 shares of Series A Preferred Stock, and 500,000 shares of Series B Preferred Stock will be outstanding. Because the stock options are not subject to the ownership equalization provisions, Mr. Botdorf will continue to hold 630,000 stock options. Thus, Mr. Botdorf's common stock, which represents 10.62% of the outstanding founders' common stock at the date hereof (not giving effect to options held by him), will represent 10.62% of the 500,000 shares of founders' common stock outstanding after the ownership equalization, meaning that Mr. Botdorf will then hold 53,100 shares of founders' common stock and 630,000 options. These numbers are summed, to which is added the 500,000 shares of stock held by ZeroNines, yielding a numerator of 1,183,100. That number is divided by 2,130,000 (all then outstanding capital stock of 1,500,000 shares plus the 630,000 options held by Mr. Botdorf), yielding the resulting percentage of 55.5% owned and deemed owned by Mr. Botdorf upon closing of the minimum offering.

If the maximum offering is sold, then Mr. Botdorf's ownership is not reduced, but instead the 477,293 shares owned by him are multiplied by 2.0475 pursuant to the ownership equalization provisions (which represents the multiplier to increase the currently outstanding 4,343,198 shares of founders' common stock and the 150,000 shares of founders' common stock issued to Mr. Claus and subject to performance vesting provisions, to equal 9,200,000 shares, which will then cause the outstanding founders' common stock and Mr. Claus' performance shares to equal the maximum shares of Series A Preferred Stock sold in this offering), yielding 954,586. That number is added to Mr. Botdorf's 630,000 outstanding options to yield 1,584,586. That sum is added to the 9,200,000 shares which will then be owned by ZeroNines pursuant to the ownership equalization provisions, yielding a numerator of 10,784,586. This is divided by 28,230,000 (being the sum of 9,200,000 shares of founders' common stock (including the performance shares issued to Mr. Claus), 9,200,000 shares of Series A Preferred Stock (on an as-converted basis), 9,200,000 shares of Series B Preferred Stock (on as as-converted basis), and 630,000 outstanding exercisable options held by Mr. Botdorf), which yields the 38.2% to be owned and deemed owned by Mr. Botdorf if the maximum offering is sold. The same methodology has

been used in calculating the minimum and maximum ownership percentages of each executive officer and director after this offering, except that Messrs. Claus and Brunvand are not attributed ownership of the Series B Preferred Stock owned by ZeroNines.

(3)   Includes an aggregate of 630,000 shares of common stock issuable to Mr. Botdorf by virtue of exercise of currently exercisable stock options and 30,000 founders' shares owned of record by Mr. Botdorf's minor children. Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother.

(4)   Includes 584,116 shares held by Mr. Gin as trustee of the Gin Family Trust, and 630,000 shares of common stock issuable to Mr. Gin on exercise of currently exercisable stock options.

(5)   Includes 584,116 shares held by Mr. Fukuhara and his wife, as trustees of the Fukuhara Family Trust, and 630,000 shares of common stock issuable to Mr. Fukuhara on exercise of currently exercisable stock options.

(6)   Includes 244,000 shares of common stock issuable to Mr. Claus on exercise of currently exercisable stock options and 150,000 shares of common stock subject to performance vesting criteria. For purposes of this presentation, we have assumed that the vesting criteria will be met and Mr. Claus will retain ownership of all such 150,000 shares.

(7)   Dr. Brunvand is a director nominee and will become a member of the Board of Directors of ZenVault on the date of this offering circular. Excludes 50,000 shares of Series A Preferred Stock purchased by Dr. Brunvand which were gifted by Dr. Brunvand to two relatives and which are subject to the Rescission Offer.

(8)   ZeroNines Technology, Inc. is a Colorado corporation formed in 2001. Messrs. Botdorf, Gin and Fukuhara are officers and directors of ZeroNines. Dr. Brunvand holds a less-than 5% ownership interest in ZeroNines.

(9)   Includes those currently exercisable options described in notes (3) through (6) above, the shares beneficially owned by Dr. Brunvand, a director nominee, the shares owned by ZeroNines Technology, Inc., and the 150,000 shares issued to Mr. Claus that are subject to performance vesting criteria. The percentage of shares beneficially owned at December 31, 2011 is calculated by adding the 2,134,000 currently exercisable options held by the executive officers to the 8,836,396 shares then outstanding, together with the 150,000 shares held by Mr. Claus which are subject to performance vesting criteria. The percentage of shares owned after the minimum offering by all officers and directors as a group is calculated based on such persons owning 57.92% of the founders' common stock, which will then represent 289,600 shares of common stock out of the 500,000 shares of founders' common stock (reduced pursuant to the ownership equalization provisions), to which is added the options outstanding held by the executive officers (2,134,000) and the 500,000 shares of Series B Preferred Stock owned by ZeroNines, which is then divided by the sum of the total outstanding shares (1,500,000) and exercisable options held by the executive officers (2,134,000). Likewise, the percentage owned by all executive officers and directors as a group after the maximum offering is based on multiplying all shares owned by the executive officers and directors (2,604,931) by 2.0475, the ownership equalization multiplier, and adding to that number (5,333,596) the options held by all executive officers (2,134,000) and the 9,200,000 shares which will then be owned by ZeroNines pursuant to the ownership equalization provisions. The resulting sum (16,667,596) is divided by 29,734,000, which represents the total shares outstanding if the maximum offering is sold (27,600,000) added to the 2,134,000 currently exercisable options held by all executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our articles of incorporation, as amended and restated in April 2012, and our bylaws, as amended and restated. For more detailed information, please see our amended and restated articles of incorporation and amended and restated bylaws, which have been filed as exhibits to this offering statement. You may also request a copy of these instruments from us by email. Please see "Where You Can Find Additional Information" on how to contact us for additional information. As we are not a Subchapter S corporation and this offering is not confined to a special group such as employees of ZenVault, the offering of the Series A Preferred Stock is not subject to any limitations and there are not any restrictions on resale that might apply in such circumstances.

Authorized and Issued Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Series A and Series B Preferred Stock were initially designated in our articles of incorporation and a resolution of the board of directors of ZenVault. Those designations were updated and expanded in our amended and restated articles of incorporation filed with the Colorado Secretary of State in April 2012. We intend to issue up to 9,200,000 shares of Series A Preferred Stock in this offering, and previously issued 682,000 shares of Series A Preferred Stock to eight investors. Those shares are the subject of the Rescission Offer described elsewhere in this offering circular. We currently have 4,343,198 founders' shares of common stock outstanding (which excludes 150,000 shares issued to Mr. Claus which are subject to performance vesting criteria), and 4,493,198 shares of Series B Preferred Stock outstanding. Accordingly, on an as-converted basis, we currently have 8,836,396 shares of common stock outstanding, excluding the 150,000 shares issued to Mr. Claus which are subject to performance vesting criteria. The as-converted total assumes a voluntary conversion occurs on a one-to-one basis prior to a liquidation event, and without giving effect to a liquidation payment in stock. This also takes into account the 150,000 shares of Founders' Common Stock issued to Bradley J. Claus, one of our executive officers and directors, which are subject to cancellation if designated performance criteria are not met. The foregoing excludes the 682,000 shares of Series A Preferred Stock which are subject to the Rescission Offer.

Founders' Common Stock

As of December 31, 2011, there were 4,343,198 founders' shares outstanding held by approximately 24 stockholders of record. This number excludes 150,000 shares issued to Mr. Claus which are subject to performance vesting criteria described under "Related Party Transactions and Conflicts of Interest" above. Holders of common stock will have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our articles of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on outstanding preferred stock, including the Series A and Series B Preferred Stock. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive *pro rata* all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. The holders of the founders' common stock will also have the right to elect between the dividend or liquidation preference which is first subject to exercise by the Series A and Series B Preferred stockholders, in that order. For further information about the order of liquidation preferences and how the proceeds of a hypothetical sale would be distributed among our stockholders, please see "Preferred Stock - *Hypothetical Illustration of Sale Distribution Proceeds*" below.

Our common stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have 682,000 shares of Series A Preferred Stock outstanding at the date hereof, all of which are subject to the Rescission Offer. We also have 4,493,198 shares of Series B Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any additional series of preferred stock, we cannot assure you that we will not do so in the future.

Rank

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon our liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions. We are prohibited from creating a series of capital stock that ranks *pari passu* or senior to the Series A Preferred Stock or Series B Preferred Stock unless we obtain approval from at least 66⅔% of the holders of the Series A Preferred Stock and Series B Preferred Stock. However, our payment obligations under the Design and Build Contract are secured by a first lien in favor of ZeroNines that ranks ahead of the Series A Preferred Stock. In addition, we have the right to incur up to $1 million in indebtedness under a bank or institutional credit facility that can be granted rights senior to the Series A Preferred Stock. Any other credit facility, debt financing or equity financing will be subordinate in rank to the Series A Preferred Stock.

Conversion

Each share of our Series A and Series B Preferred Stock is convertible into one (1) share of our common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,000 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time. Our amended and restated articles of incorporation include provisions which provide for automatic conversion of all of our Preferred Stock in the event we complete an initial public offering or listing of our common stock on a national securities exchange, regional securities exchange, or the OTC Bulletin Board, or if following this offering we close the sale of additional equity securities or equivalents by us in which at least $5 million in gross proceeds is raised, and (i) which is priced at or above a level which, when such pricing is applied on a fully diluted basis to all equity securities and equivalents then outstanding, results in our aggregate value being equal to or more than three times our aggregate value on the date of the final closing of this offering, also calculated on a fully-diluted basis, at the per-share price of $.50 per share, and (ii) which results at the time of closing of the subsequent offering in a cash distribution to each holder of the Series A Preferred Stock equal to the purchase price paid by each such holder plus the greater of (x) 25% of the purchase price paid by each such Series A Preferred stockholder to purchase such Series A Preferred stock, or (y) 10% annual rate of return on the purchase price for such Series A Preferred stock from the date of each investor's purchase to the date of the automatic conversion. For purposes of calculating the fully-diluted shares outstanding, which shall be made at the time of the subsequent offering in a manner consistent with the methodology used in calculating our value at the time of final closing of the Series A Preferred Stock offering, "equity securities and equivalents" shall include all securities which are convertible or exchangeable into our common stock, calculated on an as-converted basis (which shall include convertible debt instruments, but exclude non-convertible debt instruments); all outstanding options and warrants, if any; and all our outstanding common stock, but which shall exclude any undeclared stock dividends or shares issuable on a liquidation event that has not already occurred.

Series A Liquidation Preference or Dividend Election

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will have the right to elect within not a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, payable in cash or in common stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, payable in cash or a number of shares of common stock equal to the dividend amount divided by the

conversion price of $.50 per share. The Series B Preferred Stock and the founders' common stock are also entitled to make the same election between choices (1) and (2) immediately above at the time of our liquidation, dissolution or winding up. Our amended and restated articles of incorporation specify that a "liquidation event" includes an asset sale for securities of another company, as well as a change in our control (which may include, among other transactions, a stock-for-stock exchange and/or merger with another company). In events of this nature, the liquidation preference or the dividend may not be settled in cash as we may not receive cash with which to settle either the liquidation preference or dividend, but we may receive securities which can be used to fund the elected preference or dividend option. In these circumstances, we may not have cash available to fund the liquidation preference or dividend option, but we would fund the option selected using securities we received in the asset sale, exchange or merger. If at the time of an asset sale, exchange or merger we have cash and securities available to settle the liquidation preference or dividend option selected by Series A Preferred stockholders, we will at that time provide our stockholders with updated disclosure concerning the financial impact of then choosing cash or stock in selecting the liquidation preference or the dividend.

Purchasers of Series A Preferred Stock in this offering will be given the opportunity to make the election between the liquidation preference or the dividend on or before the date which is the later of (i) at least 10 business days' prior to the liquidation, dissolution or winding up, or (ii) such date on which stockholders must receive advance notice under applicable state law of an event of liquidation, dissolution or winding up. We anticipate that the election form will be provided to holders of the Series A Preferred Stock with disclosure that will compare the economic effect of an election of the liquidation preference to an election of the dividend. The following are two hypothetical examples of this comparative disclosure that would be provided to a Series A Preferred stockholder if our business were wound up four years and six years, respectively, after issuance of the Series A Preferred Stock:

Date of Liquidation, Dissolution or Winding Up	Hypothetical Disclosure Provided to Purchaser of 100,000 Shares of Series A Preferred Stock for Aggregate Purchase Price of $50,000
Four years after date of initial investment	On March xx, 2012, you purchased 100,000 shares of Series A Preferred Stock from ZenVault for a purchase price of $.50 per share, for a total purchase price of $50,000. As four years has now elapsed since the date of that purchase, you can either elect to receive (1) total cumulative dividends at the rate of 10% per year ($5,000 per year x 4 years), or a total of $20,000, payable in cash or common stock, or (2) a 50% premium calculated on the purchase price of your Series A Preferred Stock, which will be $25,000 ($50,000 purchase price x 50%), payable in cash or common stock. As you will receive a greater return by selecting the 50% liquidation preference premium, we recommend you select this option. However, the election is yours to make and your personal tax situation or other factors may impact which alternative you should select. We strongly urge you to consult with your personal tax advisor before making this election.
Six years after date of initial investment	On March xx, 2012, you purchased 100,000 shares of Series A Preferred Stock from ZenVault for a purchase price of $.50 per share, for a total purchase price of $50,000. As six years has now elapsed since the date of that purchase, you can either elect to receive (1) total cumulative dividends at the rate of 10% per year ($5,000 per year x 6 years), or a total of $30,000, payable in cash or common stock, or (2) a 50% premium calculated on the purchase price of your Series A Preferred Stock, which will be $25,000 ($50,000 purchase price x 50%), payable in cash or common stock. As you will receive a greater return by selecting the 10% annual dividend, we recommend you select this option. However, the election is yours to make and your personal tax situation or other factors may impact which alternative you should select. We strongly urge you to consult with your personal tax advisor before making this election.

Preferred stock that carries a "standard" liquidation preference" will normally entitle the holder to receive on liquidation, dissolution or winding up of a company an amount equal to the purchase price of the preferred stock, together with accrued and unpaid dividends. We are offering the 50% liquidation preference premium option in order to increase the return available to purchasers of the Series A Preferred Stock if we should be liquidated, dissolved or wound up within five years of the date of issuance of the Series A Preferred Stock. After more than five years has elapsed, the accrued and unpaid dividends will exceed the liquidation premium, which is why (absent tax considerations) a holder generally would select the dividend option as illustrated above.

If an investor for any reasons fails to make an election between the liquidation preference premium option and the dividend option at such time as we advise the investor of a liquidation event (at which time we will then be providing updated disclosure to investors concerning the two options and the resulting financial impact of selecting either option), then the default choice we will make on behalf of the non-electing investor will be that choice which will provide the greatest financial benefit to the non-electing investor. By way of example, if a liquidation event occurs four years after the date of initial investment and an investor fails to make an election between the liquidation preference premium option or the dividend option, then we will select the liquidation preference premium option on behalf of the non-electing investor because that option will return more to the investor than selecting the dividend option. If we have sufficient cash with which to fund a cash liquidation preference payment, we intend to make this payment in cash. If we do not, we intend to make this payment in stock.

Hypothetical Illustration of Sale Distribution Proceeds

The Series B Preferred Stock and the founders' common stock are entitled to make the same election described above with respect to the liquidation preference or dividend option on our liquidation, dissolution, or winding up. The Series B Preferred Stock and founders common stock are then entitled to receive the same first tier capital payout as is paid to the Series A Preferred Stockholders, even though the holders of the Series B Preferred Stock and holders of the founders' common stock invested significantly less to purchase their securities than did the holders of the Series A Preferred Stock. For further information about the purchase price of the Series B Preferred Stock and the founders' common stock, see "Related Party Transactions."

The following is presented for illustration purposes only, and makes material assumptions about facts that we cannot assure you will ever occur. However, for illustration purposes only, the following table assumes that this offering is fully subscribed, and that following the final closing of this offering, we will then have 9,882,000 shares of Series A Preferred Stock outstanding and, pursuant to the ownership equalization provisions of the amended and restated articles of incorporation, we will also then have outstanding 9,882,000 shares of Series B Preferred Stock and 9,882,000 shares of founders' common stock. We also assume, for the purposes of illustration only, that we are sold in four years for a sale price of $28 million and, at the time of the hypothetical sale, we have 6,000,000 options outstanding that are exercised. In such a series of hypothetical events, the distributions to our shareholders would take place in the following order of priority and amounts:

Order of Distribution and Description of Security	Hypothetical Distribution Amount ($)
(1) Series A Preferred Stock investment	4,941,000
(2) Series A Preferred Stock 50% liquidation preference	2,470,500
(3) Series B Preferred Stock deemed investment	4,941,000
(4) Series B Preferred Stock 50% liquidation preference	2,470,500
(5) Founders' common stock deemed investment	4,941,000
(6) Founders' common stock 50% liquidation preference	2,470,500
Subtotal..	22,234,500
Hypothetical amount available for distribution to all stockholders after capital, deemed capital, and liquidation preference payments...........................	5,765,500
Total shares outstanding after conversion to common and exercise of options...	35,646,000

Final distribution per share to all stockholders, after payment
of all capital, deemed capital, and liquidation preferences............   .1617

For the hypothetical individual investor who purchased 100,000 shares of Series A Preferred Stock from ZenVault for a purchase price of $50,000, this investor would receive on closing of the hypothetical sale (1) a return of the $50,000 investment, (2) the liquidation preference in stock or in cash equal to $25,000, and (3) his or her share of the final distribution of $.1617 per share, or $16,170.

Voting Rights

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to our common stockholders at annual or special meetings. In instances where the holders of the Series A and Series B Preferred Stock will vote as a class, each share has one vote per share of preferred stock, just as the common stockholders will have one vote per share of common stock. In order to ensure that holders of the Series A and Series B Preferred Stock will have the right to vote on all matters submitted to our common stockholders, our amended and restated articles of incorporation provide that all holders of the Preferred Stock will be entitled to vote on matters presented to our common stockholders on an as-converted basis. Therefore, in instances where holders of our Preferred Stock are not entitled to vote as a class, such holders will vote on an as-converted basis and will receive one vote for each share of Preferred Stock held. The Series A and Series B Preferred Stock do not have enhanced voting rights or multiple votes per share when voting as a class or otherwise. Consent of the holders of a majority of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Dividends

Shares of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of our liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by our board of directors. However, the Series B Preferred Stock and the founders' common stock have the same right to elect the dividend option or the liquidation preference as is described above (with respect to the Series A Preferred Stock), at the time of our liquidation, dissolution or winding up.

Redemption

We are not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

The Effect of the Ownership Equalization Provisions of our Articles of Incorporation

If we sell in this offering shares of Series A Preferred Stock in an amount which differs from the 4,493,198 shares of common stock now owned by our founders (and an equal 4,493,198 shares of Series B Preferred Stock now held by ZeroNines), the ownership equalization provisions of our amended articles take effect. These provisions require, for example, that if we sell the minimum of 500,000 shares of Series A Preferred Stock in this offering, our founders (as a group) and ZeroNines will each reduce their ownership to 500,000 shares of common stock and 500,000 shares of Series B Preferred Stock, respectively. Conversely, if the maximum offering is sold, the shares held by our founders (as a group) and ZeroNines will automatically adjust to 9,200,000 shares each, a number equal to the maximum shares we are offering. (The foregoing does not take into account the shares subject to the Rescission Offer. If the Prior Subscribers did not elect to rescind, the total outstanding shares of Series A Preferred Stock would equal 9,882,000 shares, and the founders' common stock and Series B Preferred Stock would each adjust to an equal amount.)

The ownership equalization provisions do not, however, apply to issued stock options, including the 2,314,000 options outstanding at December 31, 2011 that are held by our executive officers, or the 500,000 options held by non-executive officers, employees, and independent contractors. Accordingly, if only the minimum offering is sold hereunder, the exercisable stock options held by our executive officers will remain at 2,314,000 options even though the founders' common stock held by our executive officers, directors and other founding shareholders (as well as the Series B Preferred Stock held by ZeroNines) will decrease substantially due to the operation of the ownership equalization provisions. The impact of the 2,314,000 outstanding stock options will be significant if only the minimum number of shares is sold in this offering, as illustrated below.

For example, if only the minimum offering of 500,000 shares of Series A Preferred Stock is sold in this offering, our total founders' common stock will be reduced to 500,000 shares to equal the shares sold in this offering. Likewise, the Series B Preferred Stock owned by ZeroNines will be reduced to 500,000 shares pursuant to the ownership equalization provisions. Thus, our total capital stock outstanding if only the minimum offering is sold would total 1,500,000 shares. Our executive officers and directors now own 57.92% of our outstanding founders' common stock (without considering stock options and the holdings of ZeroNines), meaning that the holdings of our executive officers and directors will be reduced to 289,600 shares of founders' common stock (approximately 19.3% of our then outstanding capital stock on an as-converted basis) if only the minimum offering is sold. However, when the effect of the 2,314,000 options and the ownership of ZeroNines is taken into account, our executive officers and directors will beneficially own 80.5% of our outstanding capital stock on an as-exercised basis following sale of the minimum offering. This concentrated control assures that our executive officers and directors, a majority of whom are also executive officers, directors and principal stockholders of ZeroNines will, if acting in concert with ZeroNines, be able to control all matters submitted to our stockholders for approval, including the election of directors or significant corporate transactions such as an acquisition or the sale of our company. As the number of shares sold in excess of the minimum offering increases, the stock options have a decreased impact on the percentage of the company controlled by our executive officers and directors.

The following table illustrates the impact of the ownership equalization provisions and outstanding stock options on our control, assuming this offering is closed at various assumed amounts and assuming exercise of the 2,314000 options held by our executive officers and directors at December 31, 2011:

Closing offering amounts:	Series A Preferred Stock Outstanding	Series B Preferred Stock Outstanding Based on Ownership Equalization	Founders' Common Stock Outstanding Based on Ownership Equalization	Options Held by Executive Officers and Directors at 12/31/11	Combined Voting Power of Executive Officers and Directors Assuming Exercise of Options
Minimum offering	500,000	500,000	500,000	2,314,000	80.5%
Gross proceeds of $825,000	1,650,000	1,650,000	1,650,000	2,314,000	45.0%
Gross proceeds of $1.85 million	3,700,000	3,700,000	3,700,000	2,314,000	43.2%
Gross proceeds of $3.0 million	6,000,000	6,000,000	6,000,000	2,314,000	28.5%
Maximum offering	9,200,000	9,200,000	9,200,000	2,314,000	25.5%

Certain Anti-takeover Provisions of our Articles of Incorporation and By-Laws

Staggered board of directors

Our articles of incorporation and by-laws provide that our board of directors will be classified into three classes of directors of approximately equal size at a date selected by the board. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Shareholder action; special meeting of stockholders

Our articles of incorporation provide that following an underwritten offering, our stockholders may not take any action by written consent, but only take action at duly called annual or special meetings of stockholders. Our by-laws further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors, by our chief executive officer or our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders. For the 2012 annual meeting of stockholders, a shareholder's notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of directors

Our articles of incorporation provides that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Limitation on liability and indemnification of directors and officers

Our articles of incorporation and by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Colorado law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our articles of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our by-laws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Colorado law would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Equity Compensation Plan Information

Our 2010 stock and option award plan provides for the reservation of 8,000,000 shares of common stock that are available for future issuance under restricted stock awards, options, and other equity awards. The plan permits grants of equity awards to employees, directors and consultants. The following table displays equity compensation plan information as of December 31, 2011.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	2,814,000	$.01	5,186,000
Equity compensation plans not approved by security holders	—	—	
Total	2,814,000	$.01	5,186,000

Amendment of the ZenVault Bylaws

Under our articles of incorporation, the board of directors is expressly authorized to amend, alter, change or repeal our bylaws. The stockholders also have the ability to amend, alter, change or repeal our bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend our bylaws.

PLAN OF DISTRIBUTION

We are offering up to 9,200,000 shares of our Series A Preferred Stock on a "best efforts" basis directly through our officers and directors, who will not receive any commissions or other remuneration of any kind for selling shares in this offering, other than reimbursement of offering expenses incurred by them. The minimum offering consists of 500,000 shares of Preferred Stock, and the maximum offering is 9,200,000 shares of Preferred Stock. The Preferred Stock is being offered at the fixed price of $0.50 per share. This offering will commence promptly following the date of this offering statement and will continue until the earlier of (i) 9,200,000 shares are sold, or (ii) September 30, 2012, unless we elect to earlier cease selling efforts. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares of Preferred Stock offered. We may sell shares from time to time in one or more transactions directly by us or, alternatively, we may offer the shares through finders or broker-dealers, who may receive compensation in the form of commissions. For introductions to investors made by finders or broker-dealers, we may pay a cash commission of up to 10% of the gross proceeds of such sales. We have not engaged any finders or broker-dealers at the date hereof. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds. Any broker, dealer or sales agent that participates in the distribution of shares may be deemed to be an underwriter, and any profits on the sale of the shares by any such broker, dealer or sales agent and any commissions and fees received by any such broker, dealer or sales agent may be deemed to be underwriting compensation under the Securities Act.

The shares may not be offered or sold in certain jurisdictions unless the offering and sale comply with the applicable securities laws of such jurisdictions by exemption, qualification or otherwise. We intend to sell the shares only in the states in which this offering has been qualified or an exemption from registration is available, and purchases of shares may be made only in those states. To comply with the securities laws of certain jurisdictions, as applicable, the shares may be required to be offered and sold only through registered or licensed brokers or dealers. If such registered or licensed brokers or dealers are engaged, the total commission and fees paid to such brokers and dealers in connection with the sale of shares will not exceed 10% of the selling price of the shares.

In connection with their selling efforts in the offering, our officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, but rather will rely upon the "safe harbor" provisions of Rule 3a4-1 under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. The conditions to obtaining this exemption include the following:

- None of the selling persons are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of participation;

- None of the selling persons are compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

- None of the selling persons are, at the time of participation, an associated person of a broker or dealer; and

- All of the selling persons meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform or are intending primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities, and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and (C) do not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on this rule.

Mr. Claus is a registered representative with Transamerica Financial Advisors, Inc. Accordingly, Mr. Claus is not eligible to rely on the exemption afforded by Rule 3a4-1 of the Exchange Act. Messrs. Botdorf, Gin and Fukuhara are our officers and directors through which the Series A Preferred Stock may be offered in reliance on the exemption afforded by Rule 3a4-1.

We reserve the right to withdraw, cancel or modify this offer and to accept or reject any subscription in whole or in part, for any reason or for no reason. Our officers and directors will not purchase shares in this offering

including, but not limited to, purchases of shares in order to reach the minimum offering amount. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately to the subscriber by the Escrow Agent or, if the subscription was sent to us, by ZenVault, without interest or deduction. Accepted subscriptions will be deposited into the escrow account at U.S. Bank, N.A., which is the Escrow Agent.

Once collected funds exceed the $250,000 minimum, we will close on the minimum offering or on such higher amount as is then collected and in the escrow account. Subscriptions will thereafter be accepted on a rolling basis and closings will thereafter periodically occur on notice from us to the Escrow Agent, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds from such sales become releasable to us. Certificates will be sent to the address supplied in the investor subscription agreement by certified mail.

The offering will continue until September 30, 2012. In the event the minimum offering has not been subscribed by September 30, 2012, subscribers will receive a prompt refund of their subscription payments, in accordance with Rule 10b-9 of the Exchange Act.

Sales Material and "Test the Waters" Material

We have not utilized any sales material that is required to be filed with the SEC by virtue of Rule 256, and have used no written document or broadcast script that is authorized by Rule 254.

State Filings

We are completing state filings in order to make sales of the Preferred Stock in Colorado, California, Arizona Michigan, and Florida. We may make filings in additional states as the offering proceeds. If we do so, we will amend the or supplement this offering circular to reflect the additional states in which sales may be made. State file numbers will be provided upon request to subscribers.

Determination of Offering Price

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on comparable companies or through negotiations with an investment banking firm.

LEGAL MATTERS

The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for us by Richardson & Patel, LLP, Los Angeles, California. A lawyer who is of counsel to Richardson & Patel, LLP owns 216,261 founders' shares, and Richardson & Patel, LLP holds 72,087 founders' shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the shares of Preferred Stock being offered. The exhibits to the offering statement contain additional relevant information about us and our Preferred Stock. For further information about us and our Preferred Stock, you may inspect a copy of the offering statement and the exhibits to the offering statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the offering statement and the exhibits to the offering statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of prescribed fees.

INDEX TO FINANCIAL STATEMENTS

ZERONINES ASSETS SOLD

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Unaudited Financial Statements as of and for the Year Ended December 31, 2011 and as of December 31, 2010, and for the Period from inception (August 17, 2010) to December 31, 2010

ZERONINES ASSETS SOLD

Balance Sheet (Unaudited)
As Of August 16, 2010

	August 16, 2010
TOTAL ASSETS	$ 0
LIABILITIES AND CONTRIBUTION FROM PARENT	
Liabilities	
Accrued liabilities	0
Total Liabilities	0
Contribution From Parent	
Contribution from parent	88,059
Deficit accumulated	(88,059)
Net Contribution From Parent	0
TOTAL LIABILITIES AND CONTRIBUTIONS FROM PARENT	$ 0

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Contribution From Parent
For The Period From May 1, 2010 Through August 16, 2010

	Contribution From Parent	Accumulated Deficit	Total Net Assets
Balance - May 1, 2010	$ 0	$ 0	$ 0
Contribution from parent	88,059		88,059
Net loss	0	(88,059)	(88,059)
Balance - August 16, 2010	$ 88,059	$ (88,059)	$ 0

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Operations

For The Period From May 1, 2010 Through August 16, 2010

	Period From May 1, 2010 Through August 16, 2010
Revenue	$ 0
Expenses:	
Research and development	88,059
Total Expenses	88,059
Other Income (Expense):	
Interest income	0
Total Other Income (Expense)	0
Net (Loss)	$ (88,059)

The accompanying notes are an integral part of the financial statements.

ZERONINES ASSETS SOLD

Statement Of Cash Flows
For The Period From May 1, 2010 Through August 16, 2010

	Period From May 1, 2010 Through August 16, 2010
Cash flows from operating activities:	
Net (loss)	$ (88,059)
Net cash used in operating activities	(88,059)
Cash used in investing activities:	
Sales of preferred stock - Series A	88,059
Net cash used in investing activities	88,059
Net change in cash and cash equivalents	0
Cash and cash equivalents beginning of period	0
Cash and cash equivalents at end of period	$ 0

The accompanying notes are an integral part of the financial statements.

Notes To Financial Statements (Unaudited)
For The Period From May 1, 2010, Through August 16, 2010

_____

(1)   **Summary Of Significant Accounting Policies**

Business And Basis Of Financial Statement Presentation

The carve out financial statements present the pre-formation expenses incurred by ZeroNines Technology Inc, ("ZeroNines") that are attributable to the ZenVault Medical Corporation ("ZenVault") portal for the period May 1, 2010, to August 16, 2010, the date immediately prior to ZenVault's formation. The financial information for the ZeroNines Assets Sold before ZenVault's formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Basis Of Presentation

Historically, financial statements have not been prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The accompanying carve-out financial statements present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold for purposes of complying with the rules and regulations of the Securities and Exchange Commission. These statements include only those assets, liabilities and related operations of the ZeroNines Assets Sold and exclude all other assets, liabilities and operations of ZeroNines. The accompanying carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within the books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred as compared to the expenses incurred for ZeroNines other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare these carve-out financial statements, they may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial positions would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the periods presented. These financial statements do not include a carve-out for cash as the operations have historically been funded by ZeroNines.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of

---

the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Evaluation Of Subsequent Events

ZeroNines has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(2)   **Related Party Agreement**

On December 15, 2010, Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9) entered into a design and build contract with ZenVault. The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as ZenVault has closed on the minimum offering, ZenVault will pay to ZeroNines at least 50% of the net proceeds received by ZenVault from the offering. Thereafter, as closings of the offering take place from time to time, ZenVault will pay to ZeroNines an amount equal to 50% of the net proceeds received by ZenVault at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to ZeroNines. Once ZeroNines has been paid $620,000, together with any interest accruing after June 30, 2012, ZenVault's obligation to ZeroNines under the design and build contract will be satisfied and ZenVault's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from ZenVault to ZeroNines, it being acknowledged and agreed by the parties that the assets being purchased by ZenVault include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by Zenvault will be paid to ZeroNines if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of ZenVault's Series B Preferred Stock, at five and one-half cents (.055) per share totaling $247,210, which approximates historical cost basis. As of June 30, 2011, ZeroNines owns and controls

4,493,198 Series B Preferred Stock Shares of ZenVault representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of ZenVault representing 64.33% of the issued and outstanding Common Stock as of June 30, 2011.

Additionally, as discussed in Note 3, in August 2011, an Asset Purchase, License and Revenue Participation Agreement was entered into between ZenVault and ZeroNines.

(3)   **Subsequent Event**

In August 2011, ZeroNines entered into an Asset Purchase, License and Revenue Participation Agreement (the "Agreement") with ZenVault. The Agreement was intended to clarify ZenVault's ownership rights to the ZenVault portal, describe fully the extent of the ZenVault license rights to use and sublicense the use of the ZeroNines Always Available^{TM} business continuity platform for applications in described markets, and to specify ZenVault's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

> - the confirmation of ZeroNines' sale to ZenVault of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the Zenvault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

> - the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available^{TM} business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. ZenVault was granted a 30-year license from ZeroNines under which ZenVault has the right to use the Always Available^{TM} business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available^{TM} business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

>> -if ZeroNines is to host the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which

Notes To Financial Statements (Continued)

will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, Zenvault and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by ZenVault (if ZenVault hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to ZenVault or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available^{TM} business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by ZenVault, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with ZenVault in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available^{TM} business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Balance Sheets (Unaudited)

As Of December 31, 2011 And December 31, 2010

ASSETS		December 31, 2011		Restated/ Reclasssified December 31, 2010
Current Assets:				
Cash	$	827	$	0
Deferred offering costs		110,183		0
Total Current Assetes		111,010		0
Non-Current Assets:				
Cash in escrow - restricted		340,000		115,910
Software technology -				
PHR Portal, net of accumulated amortization				
of $24,721 and $0, respectively		222,489		247,210
Deferred income tax benefit, net		0		0
Total Non-Current Assets		562,489		363,120
TOTAL ASSETS	$	673,499	$	363,120
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accounts payable	$	107,300	$	0
Total Liabilities		107,300		0
Cumulative preferred stock - Series A, subject to rescission offer				
(Notes 7 and 15), par value $.50 per share; authorized 20,000,000				
shares issued and outstanding 682,000 shares		341,000		116,000
Stockholders' Equity:				
Cumulative preferred stock - Series B, par value $.055 per share; authorized				
10,000,000 and issued and outstanding 4,493,198 shares		247,210		247,210
Common stock - no par value; authorized 50,000,000 shares, issued and				
outstanding 4,343,198 and 4,004,219 shares, respectively		43,431		40,042
Additional paid-in capital		281,400		195,000
Accumulated deficit		(346,842)		(235,132)
Total Stockholders' Equity		225,199		247,120
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	673,499	$	363,120

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statements Of Operations And Changes In Accumulated Deficit (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through
December 31, 2011, For The Year Ended December 31, 2011, And For The Period
From Inception (August 17, 2010) To December 31, 2010

	Cumulative During Development Stage	For The Year Ended December 31, 2011	Restated From Inception (August 17, 2010), to December 31, 2010
Income:			
Subscription income	$ 418	$ 418	$ 0
Expenses:			
Compensation	321,442	86,400	235,042
Amortization expense	24,721	24,721	0
Contract services	300	300	0
Office expense	603	603	0
Merchant fees	786	786	0
Contribution expense	206	206	0
Bank charges	365	120	245
Total Expenses	348,423	113,136	235,287
Other Income (Expense):			
Interest income	1,163	1,008	155
Total Other Income (Expense)	1,163	1,008	155
Net (Loss)	(346,842)	(111,710)	(235,132)
Accumulated Deficit, Beginning Of Period	0	(235,132)	0
Accumulated Deficit, End Of Period	$ (346,842)	$ (346,842)	$ (235,132)
Loss Per Share:			
Basic and diluted *	$ (0.08)	$ (0.03)	$ (0.06)

* Options on common stock were not included in computing earnings per share because their effects were antidilutive.

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Statements Of Cash Flows (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through
December 31, 2011, For The Year Ended December 31, 2011, And For The Period
From Inception (August 17, 2010) To December 31, 2010

	Cumulative During Development Stage	2011	Restated From Inception (August 17, 2010), to December 31, 2010
Net (Loss)	$ (346,842)	$ (111,710)	$ (235,132)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Amortization expense	24,721	24,721	0
Stock option granted	281,400	86,400	195,000
Issuance of common stock to founders for service	43,225	3,183	40,042
Contribution of common stock	206	206	0
(Increase) in deferred offering costs	(110,183)	(110,183)	0
Increase in accounts payable	107,300	107,300	0
Net cash (used in) operating activities	(173)	(83)	(90)
Cash flows from financing activities:			
Sales of preferred stock - Series A	341,000	225,000	116,000
Net cash provided by financing activities	341,000	225,000	116,000
Net increase in cash	340,827	224,917	115,910
Cash, Beginning Of Period	0	115,910	0
CASH, END OF PERIOD	$ 340,827	$ 340,827	$ 115,910

Supplemental Cash Flow Information:

On November 14, 2010, 4,493,198 shares of preferred stock was exchanged for technology in the amount of $247,210. (See Note 13)

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)
Statements Of Stockholders' Equity (Unaudited)

**For The Period From Inception (August 17, 2010) Through December 31, 2010 (Restated)
And For The Year Ended December 31, 2011**

| | Date of Transaction | Series B Cumulative Preferred Stock | | Common | Additional | Deficit Accumulated During the Deveopment Stage |
		Number of Shares	$.055 Par Value	Number of Shares	Stock No Par Value	Paid-In Capital	
Sale of preferred stock for cash	8/17/2010		$		$	$	$
Issued stock to founders	8/17/2010			4,004,219	40,042		
Granting of stock options	10/1/2010					195,000	
Sale of preferred stock for cash	11/10/2010						
Sale of preferred stock for cash	11/14/2010						
Exchange of stock for technology	12/15/2010	4,493,198	247,210				
Net loss for the period from August 1, 2010 through December 31, 2010							(235,132)
Balance, December 31, 2010		4,493,198	247,210	4,004,219	40,042	195,000	(235,132)
Granting of stock options	1/1/2011					7,200	
Sale of preferred stock for cash	1/25/2011						
Sale of preferred stock for cash	2/1/2011						
Granting of stock options	2/1/2011					7,200	
Sale of preferred stock for cash	2/18/2011						
Granting of stock options	3/1/2011					7,200	
Sale of preferred stock for cash	4/1/2011						
Granting of stock options	4/1/2011					7,200	
Sale of preferred stock for cash	4/4/2011						
Sale of preferred stock for cash	4/15/2011						
Granting of stock options	5/1/2011					7,200	
Granting of stock options	6/1/2011					7,200	
Granting of stock options	7/1/2011					7,200	
Issued stock to founders	7/22/2011			338,349	3,383		
Granting of stock options	8/1/2011					7,200	
Granting of stock options	9/1/2011					7,200	
Granting of stock options	10/1/2011					7,200	
Granting of stock options	11/1/2011					7,200	
Granting of stock options	12/1/2011					7,200	
Re-contributed founders stock	12/31/2011			(20,000)	(200)		
Donated stock to non-profit organization				20,630	206		
Net loss for the year ended December 31, 2011							(111,710)
Balance, December 31, 2011		4,493,198	$ 247,210	4,343,198	$ 43,431	$ 281,400	$ (346,842)

The accompanying notes are an integral part of the financial statements.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Notes To Financial Statements (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through
December 31, 2011, And For The Year Ended December 31, 2011, And For The Period
From Inception (August 17, 2010) To December 31, 2010

---

(1)   **Nature Of The Organization**

ZenVault (hereinafter "the Company") was organized on August 17, 2010, as a Colorado corporation. The purpose of the Company is to design, deploy and launch a personal health records (PHR) portal to allow the consuming public to manage, store, and protect their personal health care records in a secure and available electronic environment. The Company is pursuing an offering to raise up to $4,600,000 through the issuance of up to $9,200,000 shares of Series A Preferred stock at $.50 per share. (See Note 7 Series A Preferred Stock Offering).

(2)   **Summary Of Significant Accounting Policies**

Method Of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash And Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

Deferred offering costs, which consist of legal and accounting fees are reflected as an asset until the offering is completed.

Software Technology

As of July 1, 2011, the PHR portal was completed and put into service. The PHR portal is being amortized over its estimated useful live of 5 years. Capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company,

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Notes To Financial Statements (Continued)

---

including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Total estimated actual cost capitalized through December 31, 2011, was $247,210 (see Note 13 Related Party Agreement).

Revenue Recognition

Revenues from subscriptions are recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, © the price is fixed or determinable, and (d) collectability is reasonably assured.

Cumulative Preferred Stock - Series A, Subject To Rescission Offer

The Company follows Accounting Series Release (ASR 268), *Presentation in Financial Statements of Redeemable Preferred Stocks.* ASR 268 requires securities with contingent cash settlement provisions, which are not solely in the control of the issuer, without regard to probability of occurrence to be classified outside of stockholders' equity. The Cumulative Preferred Stock - Series A, which are subject to the rescission offer, has a contingent cash settlement provision. While the Company believes the possibility of the stockholders' accepting the rescission offer is remote, such event is not solely in the control of the Company. In accordance with ASR 268, the Company has reclassified $341,000 and $116,000 as of December 31, 2011 and 2010, respectively, from stockholders' equity to "Cumulative preferred stock - Series A, subject to rescission offer" outside of stockholders' equity. Such transaction will be reclassified back into stockholders' equity in future periods when the rescission offer period has closed and stockholders have refused to accept the rescission offer.

Evaluation Of Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2012, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(3) **Development Stage Company**

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate working capital, and the expenses associated with the

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Notes To Financial Statements (Continued)

---

ordinary commencement of commercial operations. The Company faces numerous uncertainties within a competitive market for its services including government regulation and rapid change within the software and computer industry. The market for similar products and services is highly competitive and the barriers to entry may be difficult to overcome even with sufficient capital. The Company expects competition to intensify. There can be no assurance that the Company will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices the Company charges for products and services, will not affect the Company's business.

(4) Concentrations Of Credit Risk

The Company's cash escrow deposits are held at financial institutions at which deposits are insured by the FDIC. As of December 31, 2011, the Company had no uninsured balances.

(5) Deferred Income Tax Asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2011, and December 31, 2010, are as follows:

	December 30, 2011	December 31, 2010
Net operating loss carryforward	$ 24,475	$ 15,009
Stock options	105,244	72,930
	129,719	87,939
Less: valuation allowance	(129,719)	(87,939)
Net deferred tax assets	$ 0	$ 0

The future expiration date of the net operating loss carryforward is as follows:

Expiration date	Amount
December 31, 2030	$ 40,132
December 31, 2031	25,310
	$ 65,442

F-16

The Company follows *Accounting for Uncertainty in Income Taxes* accounting standard, which requires the Company to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming the tax position is examined by the appropriate taxing authority that has knowledge of all relevant information. During the year ended December 31, 2011, and the period ended December 31, 2010, the Company's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition. A valuation allowance has been established based upon, among other factors, historical operations, and industry conditions. During the year ended December 31, 2011, and initial period ended December 31, 2010, the change in valuation allowance amounted to $41,780 and $87,939, respectively.

(6) **Commissions**

The Company may sell shares from time to time in one or more transactions directly by the Company or through brokers or sales agents who may receive compensation in the form of commissions or fees. For introductions to investors made by brokers or sales agents, the Company will pay a cash commission of 10% of the gross proceeds of such sales. The Company has not entered into any formal or written agreements.

(7) **Series A Preferred Stock Offering**

The Company is pursuing an exempt Offering of its Series A Convertible Preferred Stock pursuant Regulation A Conditional Small Issues Exemption for Registration under the Securities Act of 1933, as amended. Under the terms of this Offering the Company seeks to raise $250,000 as a minimum and $4,600,000 as a maximum through the issuance of 500,000 and 9,200,000 shares, respectively. The Company expects to net approximately $4,050,000 upon completion of this Offering assuming the maximum issuance. Generally, the net proceeds will be used to pay $620,000 for the construction of its PHR portal. The remaining proceeds are expected to be used for working capital and operational expenses. Under the terms of the Offering, the Series A investors have a collar formula in place that stipulates that the Series A Investors will own the same percentage of the Company as the Series B shareholder and the common shareholders upon the closing of the Offering. Accordingly, if the maximum offering is not realized, for example, the common shareholders would be subject to a reverse stock split to cause their shares to be equal to the Series A and B. Conversely, if the Maximum Offering is realized, the common shareholders would benefit from a forward stock split sufficient to cause their shares as a group to equal the share count of the Series A and B as a group.

Notes To Financial Statements (Continued)

As of April 15, 2011, the Company had issued 682,000 shares of its Series A Preferred Stock at $.50 per share totaling $341,000. These funds are being held in a restricted escrow account established by the Company pending completion of a rescission offer (See Note 15).

(8) Issuance Of Founders' Common Stock

Upon the formation of the Company, the Board of Directors authorized up to 50,000,000 common shares that have unlimited voting rights and are entitled to receive the net assets of the Company upon a dissolution. The common shares are stated at no par value, and the shares do not permit cumulative voting. On October 1, 2010, the Board of Directors authorized and caused to be issued 4,004,219 shares of its common stock at $.01 per share for a total of $40,042, which was reflected as compensation during the initial period ended December 31, 2010. The entire issuance was in exchange for start-up services provided by the Company's Founders. During the year ended December 31, 2011, the Company issued an additional 338,348 of its common stock at $0.01 per share for a total of $3,383, in which $300 was reflected as contract services, $206 as contribution expense and $2,883 as deferred offering costs. On December 31, 2011, 20,000 shares of original founders' stock was contributed back to the Company. On December 31, 2011, the Company donated these shares plus an additional 630 shares to a non-profit organization.

Additionally, in July, 2011, the Company authorized 150,000 shares of founders' common stock to an employee which is subject to performance vesting criteria as outlined in the employment agreement. The shares must vest on or before December 31, 2013, subject to an exception under which an extended vesting period through December 31, 2014, will apply to any strategic partnerships that are entered into prior to December 31, 2013, and as to which at least 10,000 users are obtained in the 2014 calendar year. Any shares that remain unvested as of December 31, 2013, or, in the case of the exception described above, December 31, 2014, will be cancelled and returned to the Company as treasury shares. As of December 31, 2011, none of these shares were earned. Since these shares are considered contingently issuable shares, none of these shares are reflected in the financial statements as of December 31, 2011.

(9) Convertible Preferred Stock Series A And Series B

The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with

Notes To Financial Statements (Continued)

___

voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Company certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions.

Each share of the Series A and Series B Preferred Stock is convertible into one share of common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,00 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

In the event of the Company's liquidation, dissolution, or winding up, Series A Preferred Stock shareholders will have the right to elect within a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, payable in cash or in common stock or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of the Company's liquidation, dissolution or winding up.

Purchasers of Series A Preferred Stock in this offering will be given the opportunity to make the election between the liquidation preference or the dividend on or before the date which is the later of (1) at least 10 business days' prior to the liquidation, dissolution or winding up, or (2) such date

Notes To Financial Statements (Continued)

---

on which the stockholders must receive advance notice under applicable state law of an event of liquidation, dissolution or winding up.

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to the common stockholders at annual or special meetings. In such instances, holders of the Series A and Series B Preferred Stock will have one vote per share of the preferred stock, just as the common stockholders will have one vote per share of the common stock. Accordingly, the Series A and Series B Preferred Stock do not have enhanced voting rights or multiple votes pers share when voting as a class. Consent of the majority holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Share of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by the Board of Directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of the Company's liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by the Board of Directors.

The Company is not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

(10) **Stock Option Plan**

The Company has adopted a stock-based compensation plan (the "Plan") consisting of Incentive Stock Options within the meaning of code section 422(b) of the Internal Revenue Code and Non-Qualified Stock Options. Under the Plan, the Company may grant options up to eight million shares of its common stock. The exercise of each option is equal to the market price of the Company's stock on the date of grant. The maximum term of the options is six years from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Notes To Financial Statements (Continued)

Assumption	ISO Plan	NSO Plan
Dividend yield	N/A	0%
Risk-free interest rate	N/A	.99% -2.24%
Expected life	N/A	5 years
Expected volatility	N/A	0%

Compensation cost charged to operations was $86,400 in 2011, and $195,000 in 2010.

During 2010, the Board of Directors granted 1,950,000 non-qualified stock options shares to the initial founders' group. Additionally, during 2011, the Board of Directors granted 72,000 non-qualified stock option shares per month to the initial founders' group for continuing services rendered. The Board of Directors determined the fair value of these stock options to be approximately $.10 as of the date of grant. The options granted are fully vested. The stock options will expire on December 31, 2016.

Following is a summary of the status of the stock option based plan:

	ISO Plan		NSO Plan	
Outstanding as of 1/1/10				
Granted			1,950,000	$ 195,000
Exercised				
Forfeited				
Outstanding as of 12/31/10	-	-	1,950,000	$ 195,000
Granted			864,000	86,400
Exercised				
Forfeited				
Options exercisable as of 10/31/11	-	-	2,814,000	$ 281,400
Weighted average fair value of options granted during 2010	$ -		$ 195,000	
Weighted average fair value of options granted during 2011	$ -		$ 86,400	

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Notes To Financial Statements (Continued)

(11) Earnings Per Share

The following data show the amounts used in computing earnings per share:

	Cumulative During Development Stage	December 31, 2011	December 31, 2010
Net (loss)	$ (346,302)	$(111,170)	$(235,132)
Less: preferred dividends	0	0	0
Income available to common stockholders used in basic earnings per share	$ (346,302)	$(111,170)	$(235,132)
Weighted average number of common shares used in basic earnings per share	4,104,957	4,142,493	4,004,219

Options on 2,814,000 shares and 1,950,000 shares as of December 31, 2011 and 2010, respectively, of common stock were not included in computing diluted earnings per share because their effects were antidilutive.

(12) Employment Agreements

In August 2011, the Company entered into employment agreements with five of its officers. Generally these employment agreements have an initial term ending July 31, 2014, and require these officers to devote at least thirteen hours per week to the business and affairs of the Company. Upon the closing of at least $400,000 in proceeds from this offering, these officers will begin receiving salaries of $7,000 each per month. These reduced salary levels will increase to $13,000 per month for each officer once the Company has closed on at least $1,500,000 in gross proceeds from the offering. The Company is not obligated to accrue amounts for any deferred salaries for these officers as no salary deferrals are called for under the employment agreements. Each officer will be entitled to receive an annual bonus each year to be determined by the board of directors based on individual achievement and company performance objectives established by the board. Additionally, as discussed in Note 8, in July, 2011, the Company authorized 150,000 shares of founders' common stock to an employee which is subject to performance vesting criteria as outlined in the employment agreement.

ZENVAULT MEDICAL CORPORATION
(A Development Stage Company)

Notes To Financial Statements (Continued)

_____

(13)   **Related Party Agreement**

Design and Build Contract

On December 15, 2010, the Company's entered into a design and build contract with Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9). The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

At such time as the Company has closed on the minimum offering, the Company will pay to Z9 at least 50% of the net proceeds received by the Company from the offering. Thereafter, as closings of the offering take place from time to time, the Company will pay to Z9 an amount equal to 50% of the net proceeds received by the Company at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to Z9. Once Z9 has been paid $620,000, together with any interest accruing after June 30, 2012, the Company's obligation to Z9 under the design and build contract will be satisfied and the Company's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from the Company to Z9, it being acknowledged and agreed by the parties that the assets being purchased by the Company include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by the Company will be paid to Z9 if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of the Company's Series B Preferred Stock, at five and one-half cents (.055). As of December 31, 2011, 4,493,198 of the Company's Series B Preferred Stock have been issued totaling $247,710 which approximates historical cost. As of December 31, 2011, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of the Company representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of the Company representing 59.31% of the issued and outstanding Common Stock as of December 31, 2011.

Notes To Financial Statements (Continued)

Asset Purchase, License and Revenue Participation Agreement

In August 2011, the Company entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines ("the Agreement"). The Agreement was intended to clarify the Company's ownership rights to the Company portal, describe fully the extent of the Company license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify the Company's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to the Company of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. The Company was granted a 30-year license from ZeroNines under which the Company has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

-if ZeroNines is to host the private labeled portal, the Company and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, the Company and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, the Company and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by the

Notes To Financial Statements (Continued)

Company (if the Company hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to the Company or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by the Company, subject to the agreement of ZeroNines not to engage itself in creating or deploying any portal or web site that would compete with the Company in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (I) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

(14) License Agreement

On February 24, 2011, the Company finalized a nonexclusive and revocable license agreement with MDe Solutions, LLC (MDe) whereby the Company issued a license to MDe which allows them to modify the license product to create a private label portal and service offering to third parties. As consideration for the issuance of the license, MDe agrees to remit monthly payments to the Company. Under the agreement, the Company will receive a royalty based on the average daily end user number per day for each month the Company portal is private-labeled to a third party, calculated in accordance with the agreement's guidelines and reported to the Company monthly by MDe, subject to specified dispute resolution and audit procedures. Additionally, the Company will receive monthly license fees based upon the number of end users which ranges from $.50 per end user to $.36 per end user, depending on the number of average daily end users. The pricing provisions of the agreement will be renegotiated if MDE fails to achieve a minimum of 60,000 end users within one year of the agreement's date, unless that failure is due to the Company's failure to perform obligations under the agreement. Subject to each party's right to terminate the agreement for cause, the agreement extends

Notes To Financial Statements (Continued)

---

for a five-year period and may be extended for an additional five-year term by MDe, with the then-royalty subject to adjustment in accordance with increases in the consumer price index for Los Angeles, California, for the period January 2011 through December 31, 2015.

MDe also entered into a contemporaneous license agreement with ZeroNines for the ZeroNines Always Available™ technologies. At that time, the Sale and Participation Agreement was not in effect between the Company and ZeroNines, but the effect on the Company and ZeroNines contemporaneously licensing the respective technologies to MDe is equivalent to the shared royalty arrangement memorialized in the Sale and Participation Agreement.

During the year ended December 31, 2011, no payments have been earned by the Company relative to these agreement.

(15) **Restated and Reclassified 2010 Financial Statements**

The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, did not reflect a valuation allowance against the deferred tax asset. After further review, management determined the deferred tax asset should have a full valuation allowance established based upon, among other factors, historical operations and industry conditions. Such change resulted in a decrease in the deferred tax asset (net), total assets, net loss and accumulated deficit in the amount of $87,939 to the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

As discussed in Note 2, the capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Series B Preferred Stock was exchanged for payment on the costs ZeroNines incurred relative to developing this portal. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, reflected the capitalized software technology for the PHR Portal in the amount of $494,252. It was determined that an error occurred in accumulated the actual costs incurred on the PHR Portal. Accordingly, the PHR Portal should have been reflected in the financial statements in the amount of $247,210 as of December 31, 2010. Such change resulted in a decrease in the software technology - PHR Portal, total assets and cumulative preferred stock - Series B in the amount of $247,042 to the 2010 financial statements. Such change had no impact on the 2011 stockholders' equity or net loss.

Notes To Financial Statements (Continued)

_____

As discussed in Notes 7 and 16, the Company received subscription payments for Series A Preferred Stock. As of December 31, 2010, the total amount of subscription payments received was $116,000. The Company is undertaking a rescission offer with respect to such accepted subscriptions. The previously issued financial statements from inception (August 17, 2010) to December 31, 2010, classified the Series A Preferred Stock as permanent equity and accordingly, reflected as a component of stockholders' equity. As discussed in Note 2, Accounting Series Release (ASR) No. 268, *Presentation in Financial Statements of "Redeemable Preferred Stocks"* such transaction should be classified as temporary equity and thus, outside stockholders' equity. Accordingly, the 2010 financial statements reflect a reclassification of the Series A Preferred Stock subject to the rescission offer from stockholders' equity to outside of stockholders' equity in the amount of $116,000. As of December 31, 2011, such transaction is still reflected outside stockholders' equity.

The restatement and reclassification resulted in changes to the following categories in the financial statements from inception (August 17, 2010) to December 31, 2010:

	Increase (Decrease)
Software Technology - PHR Portal	$(247,042)
Deferred income tax benefit, net	(87,939)
Total assets	(334,981)
Cumulative preferred stock - subject to rescission offer Series A - temporary equity	116,000
Cumulative preferred stock - subject to rescission offer Series A - permanent equity	(116,000)
Cumulative preferred stock - Series B	(247,042)
Accumulated deficit	(87,939)
Total stockholders' equity	(450,981)

The effect of the restatement on both the basic and diluted loss per share resulted in an increase to the originally reported loss per share by $.02. Prior to the restatement both the basic and diluted loss per share, as originally reported was $(.04). As a result of the restatement, both the basic and diluted loss per share was $(.06). There is no effect to beginning accumulated deficit as the Company commenced operations on August 17, 2010.

(16) **Subsequent Event**

Through April 15, 2011, the escrow agent for the Company had received subscription payments for the Series A Preferred Stock totaling $341,000. As of March 1, 2012, no additional subscription payments have been received. The Company is undertaking a rescission offer with respect to such

Notes To Financial Statements (Continued)

---

accepted subscriptions which will extend for a period of 30 days from the date of the Company's offering circular. The rescission offer covers the subscription price of $341,000, together with a 6% per annum interest rate. Since the escrowed funds do not bear interest and the Company does not have the funds with which to pay the interest to rescinding prior subscribers, in January 2012, ZeroNines entered into an Interest Funding and Donation to Capital Agreement under which ZeroNines has agreed to deposit $27,000 in the escrow account. The advance will occur on the date of the offering circular. The offering circular also covers the proposed offer and sale of Series A Preferred Stock with an aggregate purchase price of up to $4,600,000.

If after the recission, the Company has a stockholders' equity deficit ZeroNines has agreed under a Interest Funding and Donation to Capital Agreement to contribute additional amounts to the purchase price of its Series B Preferred Stock in order to ensure a positive stockholders' equity during the pendency of the offering.

In December 2011, the Company submitted a grant application for the Health Care Innovation Challenge to the Centers for Medicare & Medicaid Services. The Health Care Innovation Challenge will award grants ranging from $1 million to $30 million over a three year period to applicants implementing the most compelling new ideas to deliver better health, improved care and reduced costs for enrollees under the Medicare, Medicaid and the Children's Health Insurance Program. The Company's grant application seeks funding of up to $7.5 million for the development of a national database to maintain, manage and store medical records for 100 million or more end users. Achieving this objective will involve increased research and development, accelerated development of additional modules and functionalities for the Company's portal, marketing and sales activities, and expanded product development. If permitted by the terms of an approved grant, the Company may also use grant proceeds to pay officers' salaries and amounts due to ZeroNines under the Design and Build Contract. The application is premised on providing more cost effective infrastructure for storage, retrieval and management of PHR used by participants, health care providers, and medical institutions in the relevant programs. The Health Care Innovation Challenge will award up an aggregate of to $1 billion in grants to approved applicants by an anticipated award date of March 30, 2012. While the Company believes the application is meritorious and meets the criteria for grant approval, the Company cannot assure the application will be approved or that the Company will receive a grant under the Health Care Innovation Challenge.

In December 2011, the LIV Group, a limited liability company affiliate of MDe Solutions, Inc., entered into a private label resale agreement with Total Pain Solutions, LLC, (" TPS"), under which TPS became a licensed reseller of a private label version of the Company's portal. As discussed in Note14, the Company previously licensed MDe Solutions in February 2011, to license or sublicense the Company's portal or a private label version of the portal. As license fees are payable based on end users, the Company cannot predict the amount of revenue the Company will receive from the

Notes To Financial Statements (Continued)

TPS portal. The Company and ZeroNines will receive equal royalties from the sign up of end users on the TPS portal, pursuant to the Participation Agreement between the Company and ZeroNines.

Additionally, the Company has issued a proposed hosted portal and license agreement to a company that secures insurance for members of a special branch of the U.S. armed forces. The agreement is currently being negotiated and the Company cannot predict when, or if, the agreement will be signed and generate revenue. This agreement is separate and apart from the agreement with Mde Solutions.

In January 2012, the Company entered into agreements to amend the employment agreements with the executive officers. These agreements amended the prior employment agreements in order to provide that full monthly salaries of $13,000 payable to each of the four executive officers will commence at the earlier of (a) closing on at least $400,000 in gross proceeds pursuant to this offering, or (b) receipt of revenue from net royalties, license fees, or sublicense fees from operating the Company's portal or from sublicensing a private label consumer-branded portal to a strategic partner. The amendments to the employment agreements therefore eliminated any partial payment of salaries if less than $1.5 million is raised in this offering. The amendment agreements do provide, however, that each officer's salary may be reduced if all executive officers' salaries are proportionately decreased due to capital constraints or because revenue is unavailable with which to pay such salaries.

On March 1, 2012, ZeroNines deposited $1,000 in the restricted escrow account to increase the balance to $341,000. Such balance had fallen below $341,000 due to bank charges that were assessed. The $1,000 was credited to the Company under the Interest Funding and Donation to Capital Agreement.

On March 30, 2012, the Board of Directors approved Amended and Restated Articles of Incorporation. Subsequent to the approval, the Amended and Restated Articles of Incorporation were submitted to the Colorado Secretary of State.

PART III

Item 1 and Item 2. Index and Description of Exhibits.

Exhibit Number	Description
2.1*	Articles of Incorporation of the ZenVault Medical Corporation (the "Issuer"), as filed with the Colorado Secretary of State on August 17, 2010
2.2##	Amended and Restated Articles of Incorporation of the Issuer filed with the Colorado Secretary of State on April 9, 2012.
2.3*	Bylaws of the Issuer, as formerly in effect
2.4*	Amended and Restated Bylaws of the Issuer, adopted by the Issuer on September 15, 2011
3.2*	Designation of Preferences, Limitations and Relative Rights of Series A and Series B Preferred Stock of the Issuer as previously in effect
3.3*	Founders' Stock Agreement by and among the Issuer and its founding stockholders
3.4##	Form of Amendment to Founders' Stock Agreement
3.5*	Rescission Offer Election Form
4.1##	Form of Subscription Agreement among the Issuer and prospective subscribers
4.2*	Form of specimen certificate for Series A Preferred Stock
6.1.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and John C. Botdorf
6.1.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and John C. Botdorf
6.2.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and Alan S. Gin
6.2.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and Alan S. Gin
6.3.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and Keith T. Fukuhara
6.3.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and Keith T. Fukuhara
6.4.1*	Employment Agreement, dated August 31, 2011, by and between the Issuer and Bradley J. Claus
6.4.2*	Amendment to Employment Agreement, dated January 11, 2012, by and between the Issuer and Bradley J. Claus
6.5*	2010 Stock Incentive Plan and form of option agreement
6.6*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and John T. Botdorf
6.7*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Alan S. Gin
6.8*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Keith T. Fukuhara
6.9*	Indemnification Agreement, effective August 1, 2011, by and between the Issuer and Bradley J. Claus
6.10*	Reseller Distribution Agreement (a/k/a a strategic license agreement), dated February 2011, by and between the Issuer and MDe Solutions, Inc.
6.11##	Design and Build Agreement, dated December 15, 2010, by and between the Issuer and ZeroNines Services Group, LLC

6.11.1*   Amendment to Design and Build Agreement to Reference New Exhibit C, effective August 30, 2012, between the Issuer and ZeroNines Services Group, LLC

6.12*   Asset Purchase, License and Revenue Participation Agreement, signed August 30, 2011, by and among the Issuer, ZeroNines Technology, Inc., and Z9 Services Group, Inc.

6.13*   Interest Funding and Donation to Capital Agreement, dated January 26, 2012, by and between the Issuer and ZeroNines Technology, Inc.

6.14*   Schedule of unregistered securities issued or sold by the Issuer within one year, including the names of the persons to whom the securities were issued and the aggregate offering price or other consideration for which such shares were issued

9.1.1*   Escrow Agreement, dated October 5, 2011, by and between the Issuer and U.S. Bank, N.A., as escrow agent

9.1.2*   Escrow Agreement, dated January 26, 2012, by and between the Issuer and U.S. Bank, N.A., as escrow agent

9.1.3*   Rescission Escrow Agreement, dated January 26, 2012, by and between the Issuer and U.S. Bank, N.A. as escrow agent

10.1##   Consent of Richardson & Patel, LLP (included in Exhibit 11.1)

10.2*   Consent of Mark W. Brunvand, M.D., to be named as a director nominee of the Issuer

11.1##   Opinion of Richardson & Patel, LLP

15.1*   Power of Attorney (see signature page to this offering statement on Form 1-A).

Filed herewith.
† To be filed by amendment.
* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 7th day of April, 2012.


ZENVAULT MEDICAL CORPORATION

By: /s/   John C. Botdorf
_____
John C. Botdorf
Executive Chairman of the Board


POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John C. Botdorf John C. Botdorf	Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer)	April 7, 2012
/s/ Alan S. Gin* Alan S. Gin	Chief Executive Officer (Principal Executive Officer) and Director	April 7, 2012
/s/ Bradley J. Claus* Bradley J. Claus	Chief Operations Officer and Director	April 7, 2012

*By: John C. Botdorf
_____
Attorney-in-Fact

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 7th day of April, 2012.


ZENVAULT MEDICAL CORPORATION

By: _____

John C. Botdorf

Executive Chairman of the Board


POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
John C. Botdorf	Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer)	April 7, 2012
Alan S. Gin by John C. Botdorf, Attorney in Fact.	Chief Executive Officer (Principal Executive Officer) and Director	April 7, 2012
Bradley J. Claus by John C. Botdorf, Attorney in Fact.	Chief Operations Officer and Director	April 7, 2012

*By: _____

Attorney-in-Fact



Colorado Secretary of State
Date and Time: 04/09/2012 12:10 PM
ID Number: 20101459809

Document number: 20121207555
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Amended and Restated Articles of Incorporation

filed pursuant to §7-90-301, et seq. and §7-110-107 and §7-90-304.5 of the Colorado Revised Statutes (C.R.S.)

ID number: 20101459809

1. Entity name: ZenVault Medical Corporation

                           (If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name:
    (if applicable)

3. Use of Restricted Words *(if any of these
terms are contained in an entity name, true
name of an entity, trade name or trademark
stated in this document, mark the applicable
box):*

☐ "bank" or "trust" or any derivative thereof
☐ "credit union"   ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. If the corporation's period of duration
as amended is less than perpetual, state
the date on which the period of duration
expires:

                            (mm/dd/yyyy)

        OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

5. The amended and restated constituent filed document is attached.

6. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

7. *(Optional)* Delayed effective date:
                                         (mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Walter, Esq.   Robert   W
_____ _____ _____ _____
(Last)   *(First)*   *(Middle)*   *(Suffix)*

9660 East Prentice Circle
_____
(Street name and number or Post Office Box information)

Greenwood Village   CO   80111
_____ _____
(City)   *(State)*   *(Postal/Zip Code)*
                                   United States
_____ _____
(Province – if applicable)   *(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ *and include an attachment stating the name and address of such individuals.)*

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
ZENVAULT MEDICAL CORPORATION

ARTICLE I
NAME

The name of the Corporation shall be ZenVault Medical Corporation.

ARTICLE II
PURPOSE

The Corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under the laws of Colorado. In addition, the Corporation may do everything necessary, suitable or proper for the accomplishment of any of its corporate purposes. The Corporation may conduct part or all of its business in any part of Colorado, the United States or the world and may hold, purchase, mortgage, lease and convey real and personal property in any of such places. The Corporation shall exist in perpetuity unless dissolved according to law.

ARTICLE III
CAPITAL STOCK

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is 200,000,000, of which 50,000,000 shares shall be designated Preferred Stock and 150,000,000 shares shall be designated Common Stock.

Section 2. *Preferred Stock Designation.* The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, the relative, participating, optional or other special rights, if any, the qualifications, limitations or restrictions thereof, and the preferences of the shares of such series, to the full extent now or hereafter permitted by the laws of the State of Colorado and the Colorado Business Corporation Act (CBCA). The relative, participating, optional and other special rights of each series of Preferred Stock, the qualifications, limitations or restrictions thereof, and the powers and preferences, if any, may differ from those of any and all other series at any time outstanding. Notwithstanding the foregoing, the Series A and Series B Preferred Stock shall carry the rights, limitations and preferences that are set forth in these Amended and Restated Articles of Incorporation.

Section 3. *Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

Section 4. *Voting Rights.* Each holder of common stock of record shall have one vote for each share of Common Stock standing in his name on the books of the Corporation and entitled to vote, except that in the election of directors each holder of Common Stock shall have as many votes for each share held by him or her as there are directors to be elected and for whose election the shareholder has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise.

Section 5. *Preemptive Rights.* No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.

Section 6. *Designation of Preferred Stock.*

(a) *Series A Preferred Stock.* There hereby is designated a series of Preferred Stock, having the relative rights, limitations and preferences as set forth in subsection (c) hereof. The distinctive serial designation of this series shall be "Series A Convertible Preferred Stock" (hereinafter *"Series A Preferred Stock"*). The number of shares of Series A Preferred Stock the Corporation is authorized to issue is 20,000,000.

(b) *Series B Preferred Stock.* There hereby is designated a series of Preferred Stock, having the relative rights, limitations and preferences as set forth in subsection (c) hereof. The distinctive serial designation of this series shall be "Series B Convertible Preferred Stock" (hereinafter *"Series B Preferred Stock"*). The number of shares of Series B Preferred Stock the Corporation is authorized to issue is 10,000,000. The Series A Preferred Stock and Series B Preferred Stock is referred to hereinafter collectively as the *"Designated Preferred Stock."*

(c) *Rights, Limitations and Preferences of Designated Preferred Stock.*

i.   Definitions. As used in Section 6 of this Article III, the following capitalized terms shall have the following meanings:

"Affiliates" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder.

"Asset Sale" means any voluntary sale, conveyance, exchange or transfer (for cash, securities or other consideration) of all or substantially all the property or assets (including stock of a subsidiary) of the Corporation.

"Automatic Conversion Event" means, with respect to the Series A and Series B Preferred Stock, (a) the effectiveness of a registration statement filed by the Corporation with the Securities and Exchange Commission that (i) relates to an underwritten public offering of the Corporation's common stock, or (ii) results in the Corporation's common stock being listed on a national securities exchange, a regional securities exchange, or the OTC Bulletin Board, or (b) a closing of the sale of additional equity securities and equivalents by the Corporation in which at least $5 million in gross proceeds is raised (a *"Subsequent Offering"*) and (i) which is priced at or above a level which, when such pricing is applied on a fully diluted basis to all equity securities and equivalents then outstanding, results in the aggregate value of the Corporation being equal to or more than three times the aggregate value of the Company on the date of the final closing of the Series A Preferred Stock, also calculated on a fully-diluted basis, at the per-share price of $.50 per share, **and** (ii) which results at the time of closing of the Subsequent Offering in a cash distribution to each holder of the Series A Preferred Stock equal to the purchase price paid by each such holder **plus** the greater of (x) 25% of the purchase price (which is the stated capital) paid by each such Series A Preferred stockholder to purchase such Series A Preferred Stock, or (y) 10% annual rate of return on such stated capital for each such Series A Preferred Stockholder from the date of each investor's purchase to the date of the Automatic Conversion Event. For purposes of calculating the fully-diluted shares outstanding, which shall be made at the time of the Subsequent Offering in a manner consistent with the methodology used at the time of final closing of the Series A Preferred Stock offering (it being understood that consistency in methodology does not mean use of the same share numbers, but rather consistency in the method of calculating the fully-diluted outstanding shares), "equity securities and equivalents" shall include all securities which are convertible or exchangeable into common stock of the Corporation, which shall be calculated on an as-converted basis (which shall include convertible debt instruments, but exclude non-convertible debt instruments); all outstanding options and warrants, if any, then outstanding; and all outstanding common stock of the Corporation, but which shall exclude any undeclared stock dividends or shares issuable on a Liquidation Event that has not already occurred.

"Change in Control" means any event or series of events as a result of which any person or entity or group of persons or entities, together with any "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the

Exchange Act) of such persons or entities, is or becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act) of securities of the Corporation representing more than fifty percent (50%) of the then outstanding shares of capital stock of the Corporation entitled to vote on the election of directors.

"*Closing Price*" shall mean, on any date, the closing sale price per share of the Common Stock of the Corporation (or, if no closing sale price is reported, the average of the last bid and last ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on such date as reported in composite transactions for the principal national or regional securities exchange on which it is traded, if any. If the Common Stock of the Corporation is not listed for trading on a national or regional securities exchange on the relevant date, the Closing Price shall be the last quoted sale price (or bid price, if the sale price is unreported) per share of Common Stock of the Corporation in the over-the-counter market on the relevant date, as reported by the OTC Bulletin Board or other over-the-counter reporting service.

"*Conversion Ratio*" shall mean the exchange ratio of one share of Designated Preferred Stock for one share of Common Stock of the Corporation, subject to adjustment as hereinafter described.

"*Designated Preferred Stock*" means, collectively, the Series A Preferred Stock and Series B Preferred Stock and, if any additional series of Preferred Stock is designated by the Corporation, such additional series together with the Series A Preferred Stock and Series B Preferred Stock.

"*Dividend Option*" means, in each case in lieu of the Liquidation Preference and where elected by the (a) holder of Series A Preferred Stock, the right to receive a cumulative annual dividend of 10% per annum, calculated on the stated capital of the Series A Preferred Stock owned by the holder of the Series A Preferred Stock, and (b) holder of the Series B Preferred Stock, the right to receive a cumulative annual dividend of 10% per annum, which dividend shall be equal in amount to the dividend payable to the holders of the Series A Preferred Stock if all such holders elected the Dividend Option as of the date of a Liquidation Event or Automatic Conversion Event; *provided, however*, that if (a) the Corporation shall not have sufficient funds to legally pay the Dividend Option in cash at the time of a Liquidation Event to all holders electing the Dividend Option, or (b) there is an Automatic Conversion Event, the Corporation shall pay the Dividend Option in shares of Common Stock of the Corporation. Each of the foregoing dividends payable as a Dividend Option are cumulative dividends of 10% per annum, and are not entitled to be compounded annually or otherwise.

"*Founders' Common Stock*" means the Common Stock issued to the founding stockholders of the Corporation, which collectively hold on the date hereof 4,493,198 shares of Common Stock (which includes 150,000 shares subject to performance-based vesting requirements). The Founders' Common Stock shall not be deemed to include any subsequently issued common stock of the Corporation, meaning that the Founders' Common Stock shall not exceed 4,493,198 shares, subject to increase in accordance with the Ownership Equalization Provisions set forth hereinafter.

"*Liquidation Event*" means the occurrence of any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the affairs of the corporation, any Asset Sale, and any Change in Control.

"*Liquidation Payment*" means the sum of the stated capital of the Series A or Series B Preferred Stock, as the case may be, together with the applicable Liquidation Preference or Dividend Option, pursuant to election made by each stockholder entitled thereto or, if a stockholder fails to make such election, then the Corporation shall make the election on behalf of such stockholder which results in the stockholder receiving a greater return on his, her or its investment. For the sake of clarity, no Liquidation Payment shall be payable to any stockholder of the Corporation holding Series A Preferred Stock, Series B Preferred Stock, or Founders' Common Stock, once an Automatic Conversion Event has taken place.

"*Liquidation Preference*" means, in each case prior to an Automatic Conversion Event and, where elected by the holder, (a) with respect to the Series A Preferred Stock, a liquidation premium payable to the holder on occurrence of a Liquidation Event or an Automatic Conversion Event that will entitle the holder to a 50% premium, payable in cash or in common stock at the fixed conversion price of $.50 per share, calculated on the amount of the original investment of the holder in the Series A Preferred Stock, from the date of investment until the earlier of (i) the date on which shares of Series A Preferred Stock are no longer outstanding, or (ii) 10 days after the occurrence

of an Automatic Conversion Event, and (b) after the payment of the Liquidation Preference to the holders of the Series A Preferred Stock, the holders of the Series B Preferred Stock shall receive a liquidation premium payable to such holders on occurrence of a Liquidation Event or an Automatic Conversion Event that will entitle the holder to a 50% premium, payable in cash or in common stock at the fixed conversion price of $.50 per share, that shall be equal in amount to the aggregate liquidation premium payable to all the holders of the Series A Preferred Stock; *provided, however*, that if the Corporation shall not have sufficient funds to legally pay the Liquidation Preference in cash at the time of a Liquidation Event to all holders electing the Liquidation Preference, the Corporation shall pay the Liquidation Preference in shares of Common Stock of the Corporation or securities exchanged or to be exchanged for Common Stock of the Corporation.

"*Offering*" means the offering by the Corporation of shares of its Series A Preferred Stock pursuant to the offering circular filed with the SEC under cover of a Form 1-A Regulation A offering statement.

"*Original Issue Date*" means the dates upon which the Designated Preferred Stock was issued by the Corporation.

"*Ownership Equalization Provisions*" mean the provisions of this Section 4(c) of these Amended and Restated Articles of Incorporation pursuant to which the ownership of the Corporation by each of the (i) holders of the Series B Preferred Stock, and (ii) the Founders' Common Stock, shall be made equal to the number of shares owned by holders of the Series A Preferred Stock in the Corporation. The ownership equalization shall be automatically effected, without further action by the stockholders or Board of Directors of the Corporation, by a forward stock split or a reverse stock split, as necessary under the circumstances, of the outstanding Series B Preferred Stock and the Founders' Common Stock which shall be effected immediately following the final closing of the Offering. Accordingly, as of that date, the number of shares outstanding (and the corresponding ownership percentage of the Corporation) of the Series A Preferred Stock, the Series B Preferred Stock, and the Founders' Common Stock shall be equal in number (or as nearly equal as possible, after rounding of fractional shares resulting from the stock split into the nearest whole number of shares). Merely by way of example, if at the date of the final closing of the Offering, there are 8,800,000 shares of Series A Preferred Stock issued and outstanding, and 4,400,000 shares of Series B Preferred Stock and 4,400,000 shares of Founders' Common Stock outstanding, then the outstanding Series B Preferred Stock and the Founders' Common Stock would each be forward split on a 2:1 basis immediately following the final closing of the Offering such that there would then be issued and outstanding a total of 8,800,000 Series A Preferred Stock, 8,800,000 Series B Preferred Stock, and 8,800,000 shares of Founders' Common Stock. The Ownership Equalization Provisions shall exclude, and shall not give effect to, any adjustments for stock options or warrants, it being the intent of the Corporation that stock options or warrants will not be considered in the equalization of ownership of the holders of Series A Preferred Stock, Series B Preferred Stock, and the Founders' Common Stock.

"*Participating Dividend*" means, with respect to any share of Designated Preferred Stock, a dividend payable in accordance with Subsection (ii) below.

"*Person*" means an individual, partnership, limited liability company, corporation, association, trust, joint venture, unincorporated organization, or any government, governmental department or agency or political subdivision thereof.

ii.   Participating Dividends. If the Corporation declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of Common Stock, the Corporation shall also declare and pay to the holders of the Designated Preferred Stock at the same time that it declares and pays such dividends to the holders of the Common Stock, dividends in an amount equal to the dividends that would have been declared and paid with respect to the Common Stock issuable upon conversion of the Designated Preferred Stock had all of the outstanding Designated Preferred Stock been converted immediately prior to the record date for such dividend (assuming, solely for purposes of calculating the number of shares of Common Stock issuable upon such conversion, the occurrence of an Automatic Conversion Event). In the event that the Corporation declares or pays any dividends upon the Common Stock that are payable solely in shares of Common Stock, the Corporation shall declare and pay to the holders of the Designated Preferred Stock at the same time that it declares and pays such dividends to the holders of the Common Stock, a dividend payable in shares of Common Stock in an amount equal to the number of shares of Common Stock that such holder would have

received had such holder's shares of Designated Preferred Stock been converted immediately prior to such issuance into shares of Common Stock (assuming, solely for purposes of calculating the number of shares of Common Stock issuable upon such conversion, the occurrence of an Automatic Conversion Event). For the sake of clarity, any unpaid Liquidation Payments to the Corporation's stockholders shall not be required to be paid before the Corporation may make a participating dividend, unless a Liquidation Event shall have occurred prior to the record date of the participating dividend.

iii.   Liquidation Event. Upon the occurrence of any Liquidation Event, each holder of Designated Preferred Stock shall be entitled to be paid, before any payment shall be made to the holders of Common Stock, an amount in cash or an amount in common stock at a conversion price equal to the fixed price of $.50 per share (the "*Liquidation Payment*") equal to the greater of (or on election by the holder, where called for): (a) the stated capital of the Preferred Stock (which for purposes of the Series B Preferred Stock shall be a deemed amount equal to the stated capital of the Series A Preferred Stock), together with the Liquidation Preference on such shares of Designated Preferred Stock (which for purposes of the Series B Preferred Stock shall be a deemed amount equal to the Liquidation Preference of the Series A Preferred Stock) , determined as of the date payment is made; or (b) the stated capital of the Preferred Stock (which for purposes of the Series B Preferred Stock shall be a deemed amount equal to the stated capital of the Series A Preferred Stock) , together with the Dividend Option on such shares of Designated Preferred Stock. After the Designated Preferred Stock has received the Liquidation Payment, then the holders of the Founders' Common Stock shall each receive an amount equal to stated capital of the Series A Preferred Stock, and then shall have the right to select between the Dividend Option or the Liquidation Preference as described immediately above, as such Founders may elect pursuant to the Founders' Agreement. For the sake of clarity, the foregoing rights are not to be construed in such a manner so as to permit the holders of Designated Preferred Stock to receive more than one Liquidation Payment, *i.e.*, such holders shall not participate in the Liquidation Payment to the Founders' Common Stock or another series of Designated Preferred Stock. Holders of Designated Preferred Stock may voluntarily convert their Preferred Stock into Common Stock at any time, including when doing so will result in the holder receiving an amount greater than the Liquidation Payment. Once the holders of the Designated Preferred Stock and Founders' Common Stock have received the payments described herein and in the Founders' Agreement, all shareholders shall then participate *pari passu* in the remaining distributable assets on occurrence of a Liquidation Event. If, upon any Liquidation Event, the Corporation's assets to be distributed among the holders of the Designated Preferred Stock are insufficient to permit payment to such holders of the full Liquidation Payment, then the entire assets to be distributed shall be distributed ratably among the holders of Designated Preferred Stock based upon the then aggregate Liquidation Preference of the shares of Designated Preferred Stock held by each such holder.

iv.   Voting Rights; Special Rights.

(a)   Right to Vote. Each holder of Designated Preferred Stock shall be entitled to vote on, or consent with respect to, any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), and at any meeting of stockholders shall be entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Designated Preferred Stock are convertible (without taking into effect any prospective Liquidation Payment not yet effective). Except when voting by class or series is required by law or these Amended and Restated Articles of Incorporation, holders of the Designated Preferred Stock shall vote together with the holders of the common stock as a single class. Notwithstanding the foregoing, if any matter comes before the stockholders of the Corporation between the date of the initial closing of the Offering and the final closing of the Offering, the holders of the Series A Preferred Stock shall be permitted to vote the shares of Series A Preferred Stock then outstanding, but the Series B Preferred Stock and Founders' Common Stock will vote as if the Ownership Equalization Provisions had already taken effect and the reverse or forward stock split had already occurred such that the voting rights and corresponding number of shares of Series B Preferred Stock and Founders' Common Stock will each be equal to the then-outstanding number of shares (and voting rights) of Series A Preferred Stock.

(b)   No Amendment, Alteration or Repeal. The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock or Series B

Preferred Stock so as to affect adversely such Designated Preferred Stock without the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of the Series A Preferred Stock or Series B Preferred Stock, as the case may be, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. Without limiting the generality of the foregoing, any increase in the number of authorized shares of the Series A Preferred Stock or Series B Preferred Stock, or any authorization or issuance of any additional series of preferred stock with either preference or priority over the Designated Preferred Stock or parity with any Designated Preferred Stock as to the right to receive either dividends or amounts distributable upon the occurrence of a Liquidation Event, shall in each case be deemed to affect adversely the Designated Preferred Stock.

v.   Conversion of Designated Preferred Stock. Subject to and upon compliance with the following provisions of this Section (v), and subject to adjustment as provided in Sections (vi), (vii) and (viii), each share of Designated Preferred Stock shall be convertible into one fully paid and non-assessable share of Common Stock at the Conversion Ratio, as provided below.

(A)   Each share of Series A Preferred Stock and Series B Preferred Stock held by a holder thereof shall immediately and automatically be converted into one share of Common Stock on the occurrence of an Automatic Conversion Event.

(B)   Upon the occurrence of an Automatic Conversion Event as specified in (A) immediately above, the outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Designated Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of Designated Preferred Stock, the holders of such Designated Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Designated Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Designated Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and declared and unpaid dividends, if any, shall be paid in accordance with the provisions of Section 2.

(C)   Each holder of Designated Preferred Stock shall have the right at any time, at such holder's option, to convert all any whole number of such holder's shares of Designated Preferred Stock into an equal number of fully paid and non-assessable shares of Common Stock. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any Designated Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion, the Corporation shall pay to the holder an amount in cash equal to such fraction multiplied by the current market price per share of the Common Stock or, if there is no current market price, the fair market value per share of the Common Stock as determined by the Board of Directors. The Corporation shall follow the procedures outlined in Section 5.2 above with respect to the issuance of certificates of Common Stock on conversion of Designated Preferred Stock.

(D)   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock or its treasury shares of Common Stock, solely for the purpose of issuance upon the conversion of the Designated Preferred Stock as provided in this Section (v), such number of shares of Common Stock as are then issuable upon conversion of all then outstanding shares of Designated Preferred Stock into shares of Common Stock (assuming the occurrence of an Automatic Conversion Event or voluntary conversion). Notwithstanding the foregoing, if, at any time, there shall be an insufficient number of authorized or treasury shares of Common Stock available for issuance upon

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conversion of Designated Preferred Stock, the Corporation shall take all action necessary to propose and recommend to the stockholders of the Corporation that the Amended and Restated Articles of Incorporation of the Corporation, as amended from time to time, be amended to authorize additional shares in an amount sufficient to provide adequate reserves of shares for issuance upon such conversion, including the diligent solicitation of votes and proxies to vote in favor of such an amendment. All shares of Common Stock which are issuable upon conversion hereunder shall, when issued, be duly and validly issued, fully paid and nonassessable.

(E)   The issuance of certificates for shares of Common Stock upon conversion of shares of Designated Preferred Stock shall be made without charge to any original holder of any shares of Designated Preferred Stock for any issuance tax in respect thereof, or other cost incurred by the Corporation in connection with such conversion and the related issuance of Common Stock, provided that the Corporation shall not be required to pay any such taxes or costs which may be payable in respect of any such conversion by any other person or in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the registered holder of the shares converted.

vi.   <u>Adjustment for Stock Dividends, Splits and Combinations</u>. If at any time while the Designated Preferred Stock is outstanding, the Corporation shall: (a) take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, additional shares of Common Stock, (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then in each such case the Conversion Ratio shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and the denominator of which shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately after such event. Any adjustment made pursuant to clause (a) hereof shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (b) or (c) of this Section shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section occurs during the period that a Conversion Ratio is calculated hereunder, then the calculation of such Conversion Ratio shall be adjusted appropriately to reflect such event.

vii.   <u>Certain Other Distributions</u>. If, at any time while the Designated Preferred Stock is outstanding, the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of: (a) cash (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Corporation), (b) any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, convertible securities or additional shares of Common Stock), or (c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, convertible securities or additional shares of Common Stock) (in each case set forth in subparagraphs (a), (b) and (c) hereof, the "Distributed Property"), then upon any conversion of Designated Preferred Stock that occurs after such record date, the holder of the Designated Preferred Stock shall be entitled to receive, in addition to the Common Stock otherwise issuable upon such conversion (including, as elected, the Dividend Option or the Liquidation Preference), the Distributed Property that such holder would have been entitled to receive if the Designated Preferred Stock had been converted into Common Stock as of such record date. If the Distributed Property consists of property other than cash, then the fair value of such Distributed Property shall be as determined is good faith by the Board of Directors and set forth in reasonable detail in a written valuation report (the "Valuation Report") prepared or adopted by the Board of Directors. The Corporation shall give written notice of such determination and a copy of the Valuation Report to all holders of Designated Preferred Stock, and if the holders of 25% of the outstanding Designated Preferred Stock object to such determination within twenty (20) business days following the date such notice is given to all of the holders of Designated Preferred Stock, the Corporation shall submit such valuation to an investment banking firm of recognized national standing selected by holders of not less than 75% of the Designated Preferred Stock, and the opinion of such investment banking firm shall be binding upon the Corporation and the holders of all the Designated Preferred Stock. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Corporation to the holders of its Common Stock of such shares of such other

class of stock within the meaning of this Section 8f); and if the outstanding shares of Common Stock shall be changed into a larger or smaller number of share of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of hereof.

    viii. <u>Recapitalizations, Mergers or Asset Sales</u>. If at any time or from time to time there shall be (a) a recapitalization of the Common Stock, (b) the merger or consolidation of the Company with or into an unaffiliated third party entity, or (c) the sale of all or substantially all of the Company's assets (each a *"Fundamental Transaction"*) provision shall be made so that the holders of the Designated Preferred Stock shall thereafter be entitled to receive upon conversion of the Designated Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such Fundamental Transaction (assuming the occurrence of an Automatic Conversion Event). In any case, appropriate adjustment shall be made in the application of the provisions of Amended and Restated Articles of Incorporation, as amended from time to time, with respect to the rights of the holders of the Designated Preferred Stock after a recapitalization to the end that the provisions of Amended and Restated Articles of Incorporation, as amended from time to time, (including the number of shares purchasable upon conversion of the Designated Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable. In the event that the Company's stockholders would be cashed out following a Fundamental Transaction, all shares of outstanding Designated Preferred Stock shall be deemed to have been converted into Common Stock upon the consummation of such Fundamental Transaction, without regard to any provision hereof limiting such conversion.

    ix. <u>No Impairment</u>. The Corporation shall not, by the amendment of its Amended and Restated Articles of Incorporation, as amended from time to time, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but at all times shall in good faith assist in the carrying out of all the provisions of Amended and Restated Articles of Incorporation, as amended from time to time, and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Designated Preferred Stock, against impairment.

    x. <u>Status of Converted Stock</u>. If any shares of Designated Preferred Stock are converted pursuant to Section (v), such shares shall be returned to treasury and again become available for issuance by the Corporation. Upon return to treasury, such shares shall cease to be Designated Preferred Stock and will become Preferred Stock to be issued with such rights, limitations and preferences as the Corporation's board of directors may determine from time to time.

    xi. <u>Notice of Liquidation Event and Election Right</u>. The Corporation shall give each holder of Designated Preferred Stock and Founders' Common Stock written notice of any impending Liquidation Event not later than 14 calendar days prior to the stockholder meeting called to approve the Liquidation Event, unless applicable law shall prescribe a longer notice period, in which case the Corporation shall comply with the longer notice period required by applicable law. The notice shall describe the materials terms and conditions of the impending Liquidation Event, and shall set forth material financial and other information which a holder of Designated Preferred Stock or Founders' Common Stock shall require in order to evaluate and make an election of the form of Liquidation Payment described in (iii)(a) and (iii)(b) above. If a holder of Designated Preferred Stock or Founders' Common Stock fails or refuses for any reason to make the election described in (iii) above concerning the form of Liquidation Payment (after receiving the notice described immediately above and being given a reasonable period within which to reply with an election), the Corporation shall thereupon make an election on behalf of the non-electing holder which shall result in the holder receiving the higher Liquidation Payment.

    <u>Replacement</u>. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Designated Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation, or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Designated Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated

certificate. If the Dividend Option is selected, all dividends accrued and payable by the Corporation shall be calculated from the Original Issue Date of the Designated Preferred Stock.

ARTICLE IV
DIRECTORS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the Bylaws of the Corporation. The number of directors shall be not less than three (3) nor more than ten (10). The number of directors may be changed from time to time within this range in such manner as shall be provided in the Bylaws of the Corporation.

Section 2. *Ballot and Nominees.* Nominations by stockholders of persons for election to the Board shall be made only in accordance with the procedures set forth in the Bylaws of the Corporation. Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

Section 3. *Removal and Filling of Newly Created Directorships.* Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board, may be removed from office with or without cause, at any time, only by the affirmative vote of the holders of a majority of the shares of voting stock then outstanding. Subject to the rights of the holders of any series of Preferred Stock, newly created directorships resulting from any increase in the number of directors shall be filled by the Board by the affirmative vote of a majority of the directors then in office, or by the stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares of Common Stock that are present or represented at a special meeting of stockholders called for such purpose, voting together as a single class.

Section 4. *Election and Vacancies.* Directors shall be elected at each annual meeting of stockholders, and each director elected shall hold office until such director's successor has been elected and qualified, subject, however, to earlier death, resignation or removal from office. Except as otherwise provided for or fixed by or pursuant to the provisions of Article III of these Amended and Restated Articles of Incorporation relating to the rights of the holders of any series of Preferred Stock, any vacancies on the Board resulting from death, resignation, removal or other cause shall be filled by the Board by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, or by the stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares of Common Stock that are present or represented at a special meeting of stockholders called for such purpose, voting together as a single class. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been assigned by the Board of Directors and until his or her successor shall be duly elected and qualified.

Section 5. *Advance Notice of Nominations.* Subject to Article VIII of these Amended and Restated Articles of Incorporation, advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

Section 6. *Classification of Directors.* Upon resolution duly adopted by the Board of Directors at any time from and after the filing of these Amended and Restated Articles of Incorporation, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The initial assignment of members of the Board of Directors to each such class shall be made by the Board of Directors. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the effective date of the Board resolution approving the classification of the Board. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the effective date of such Board resolution, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Subject to the rights of holders of

9

any series of Preferred Stock with respect to the election of directors, if the number of directors that constitutes the Board of Directors is changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE V
BYLAWS

The Board of Directors is authorized to adopt, amend or repeal any and all provisions of the Bylaws of the Corporation by a vote of at least two-thirds of all directors who constitute the Board of Directors, except as and to the extent provided in the Bylaws. Notwithstanding any other provision of these Amended and Restated Articles of Incorporation or the Bylaws of this Corporation (and notwithstanding that some lesser percentage may be specified by law), no provision of the Bylaws of the Corporation shall be amended, modified or repealed by the stockholders of the Corporation, nor shall any provision of the Bylaws of the Corporation inconsistent with any such provision be adopted by the stockholders of the Corporation, unless approved by the affirmative vote of holders of at least seventy-five (75%) of the issued and outstanding shares of Common Stock. Any purported amendment to the Bylaws which would add thereto a matter not expressly covered in the Bylaws prior to such purported amendment shall be deemed to constitute the adoption of a Bylaw provision and not an amendment to the Bylaws.

ARTICLE VI
MODIFICATION, AMENDMENT OR REPEAL OF DESIGNATED PROVISIONS

Notwithstanding any other provision of this Certificate of Incorporation, the Bylaws of the Corporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock of the Corporation required by law, the affirmative vote (or consent under Article VIII, if such consent is then permitted) of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of these Amended and Restated Articles of Incorporation inconsistent with the purpose and intent of, all or any portion of Article IV, this Article VI, VII, or VIII of these Amended and Restated Articles of Incorporation (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).

ARTICLE VII
LIABILITY AND INDEMNIFICATION

To the fullest extent permitted by the CBCA, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Corporation shall indemnify, in the manner and to the fullest extent permitted by the CBCA, any person (or the estate of any person) who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Corporation may indemnify, in the manner and to the fullest extent permitted by the CBCA, any person (or the estate of any person) who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Expenses incurred by any such director, officer, employee or agent in defending any such action, suit or proceeding may be advanced by the Corporation prior to the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified as authorized by the CBCA and this Article VII. The Corporation may, to the fullest extent permitted by the CBCA, purchase and maintain insurance on behalf of any such director, officer, employee or

agent against any liability which may be asserted against such person. To the fullest extent permitted by the CBCA, the indemnification provided herein shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and, in the manner provided by the CBCA, any such expenses may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding. The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the fullest extent permitted by the CBCA, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

No repeal or modification of the foregoing paragraph shall adversely affect any right or protection of a director of the Corporation existing by virtue of the foregoing paragraph at the time of such repeal or modification.

ARTICLE VIII
STOCKHOLDER ACTION

Section 1. *Action by Consent.* Any election of directors or other action by the stockholders of the Corporation that can be effected at an annual or special meeting of stockholders can be effected by written consent without a meeting so long as such written consent is signed by the holders of at least the number of shares required to approve such action at a duly held annual or special stockholders meeting at which all shares entitled to vote thereon were present and voted.

Section 2. *Special Meetings.* Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of stockholders of the Corporation may be called only by the Board of Directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer), and the ability of the stockholders to call a special meeting is hereby specifically denied. The Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

ARTICLE IX
CONFLICTING INTEREST TRANSACTIONS; BUSINESS OPPORTUNITIES

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law. In addition, the following provisions, if inconsistent with The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") at such time as the Corporation becomes subject to the relevant provisions of Sarbanes-Oxley, shall be deemed modified to the extent necessary to conform to the provisions of Sarbanes-Oxley.

Section 1. *Conflicting Interest Transactions.* As used in this Section 1, "conflicting interest transactions" means any of the following: (i) a loan or other assistance by the Corporation to a director of the Corporation or to an entity in which a director of the Corporation is a director or officer or has a financial interest, (ii) a guaranty by the Corporation of an obligation of a director of the Corporation or of an obligation of an entity in which a director of the Corporation is a director or officer or has a financial interest, or (iii) a contract or transaction between the Corporation and a director of the Corporation or between the Corporation and an entity in which a director of the Corporation is a director or officer or has a financial interest. To the fullest extent permitted by Colorado law, no conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the Corporation, solely because the conflicting interests transaction involves a director of the Corporation or an entity in which a director of the Corporation is a director or officer or has a financial interest, or solely because the director is present at or participates in the meeting of the Corporation's board of directors or of a committee of the board of directors which authorized, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose if (A) the material facts as to the director's' relationship or interest in the conflicting interest transaction are disclosed to or are known to the board of directors or the committee, and the board of directors or

11

committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, or (B) the material facts as to the director's relationship or interest in the conflicting interest transaction are disclosed or are known to the stockholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the stockholders, or (C) a conflicting interest transaction is fair as to the Company as of the time it is authorized, approved or ratified in good faith by a vote of the stockholders, or (D) a conflicting interest transaction is fair to the Company as of the date it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves, or ratifies the conflicting interest transaction.

Section 2. *Corporate Opportunities*. The officers, directors and other members of management of this Corporation shall be subject to the doctrine of "corporate opportunities" only insofar as it applies to business opportunities in which this Corporation has expressed an interest as determined from time to time by this Corporation's board of directors as evidenced by resolutions appearing in the Corporation's minutes. Once such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors, and other members of management of this Corporation shall be disclosed promptly to this Corporation and made available to it. The board of directors may reject any business opportunity presented to it and thereafter any officer, director or other member of management may avail himself or herself of such opportunity. Until such time as this Corporation, through its board of directors, has designated an area of interest, the officers, directors and other members of management of this Corporation shall be free to engage in such areas of interest on their own and this doctrine shall not limit the rights of any officer, director or other member of management of this Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of this Corporation (other than an officer, director or member of management) from any duties which he or she may have to this Corporation.

ARTICLE X
REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the Corporation is 450 East Happy Canyon Road, Castle Rock, Colorado 80108, and the name of the registered agent at such address is John C. Botdorf. Either the registered office or the registered agent may be changed in the manner permitted by law.

*****

This amendment and restatement of the Articles of Incorporation of ZenVault Medical Corporation was duly adopted by the consent of the Board of Directors of the Corporation and by a vote of the stockholders holding in excess of the requisite number of the Corporation's shares of capital stock outstanding.

IN WITNESS WHEREOF, I have signed and sealed these Amended and Restated Articles of Incorporation of ZenVault Medical Corporation this 6th day of April, 2012.

_____
John C. Botdorf, Executive Chairman

AMENDMENT TO FOUNDERS' AGREEMENT

This Amendment (the *"Amendment"*), to the Founders' Agreement and Founding Charter, effective October 1, 2010 (the *"Founders' Agreement"*; certain terms not defined herein are used herein as defined in the Founders' Agreement), is by and among the founding shareholders of ZenVault Medical Corporation (*"ZenVault" or the "Company"*) listed on Exhibit A hereto (the *"Founders"*) and, by joinder hereunder, ZenVault Medical Corporation, shall be effective on execution hereof by the Founders.

WHEREAS, on or after October 1, 2010, the Founders entered into the Founders' Agreement; and

WHEREAS, the third paragraph of the Founders' Agreement stated that the Founders' Agreement was not a binding document, but it was the intent of the Founders that the following provisions of the Founders' Agreement be given binding effect: (i) all indemnification provisions set forth on pages 5 and 6 of the Founders' Agreement, (ii) all subordination provisions set forth on pages 6 and 7 of the Founders' Agreement, (iii) all acknowledgments of risks that may be encountered by ZenVault set forth on pages 7 and 8 of the Founders' Agreement, (iv) all restrictions on transferability of the Founders' Shares set forth on pages 8 and 9 of the Founders' Agreement, (v) all valuation and associated risks set forth on pages 9 and 10 of the of the Founders' Agreement, and (vi) the "General Provisions" of the Founders Agreement set forth on pages 10 and 11 of the Founders' Agreement relating to the governing law, venue, severability, and dispute resolution by arbitration; and

WHEREAS, the Founders wish to clarify that the governing law of the Founders' Agreement will not be subject to interpretation or application by the Company's attorneys, accountants, or the Board of Directors, as now set forth in paragraph 3, page 1 of the Founders' Agreement;

WHEREAS, the Company was not a party to the Founders' Agreement and, for enforceability purposes, the Founders wish to amend the Founders' Agreement to include the Company as a signatory to the Founders' Agreement, and to permit the joinder of additional founding stockholders who or which may have purchased Founders' Stock in ZenVault in 2011; and

WHEREAS, the Company wishes to clarify through this Amendment that the Founders are entitled to, and will receive, a liquidation preference or dividends on the occurrence of a liquidation event relating to the Company, just as the holders of the Series A and Series B Preferred Stock are entitled to receive a liquidation preference or dividends at the time of a liquidation event; and

WHEREAS, the Founders desire to amend the Founders' Agreement in the respects provided above, as well as in respect of representations and warranties that the Founders wish to make to ZenVault in connection with their prior subscriptions to Founders' Common Stock;

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, the Founders agree as follows:

   1.   <u>Amendment to Paragraph 3 of the Founders' Agreement</u>. The third (3rd) paragraph of the Founders' Agreement is hereby amended to add the following language to the end of such paragraph:

"Notwithstanding any other language to the contrary set forth herein, the Founders agree that the following specific provisions of the Founders' Agreement shall be binding upon the Founders and any other parties now or hereafter made a party to the Founders' Agreement: (i) all indemnification provisions set forth on pages 5 and 6 of the Founders' Agreement, (ii) all subordination provisions set forth on pages 6 and 7 of the Founders' Agreement, (iii) all acknowledgments of risks that may be encountered by ZenVault set forth on pages 7 and 8 of the Founders' Agreement, (iv) all restrictions on transferability of the Founders' Shares set forth on pages 8 and 9 of the Founders' Agreement, (v) all valuation and associated risks set forth on pages 9 and 10 of the of the Founders' Agreement, and (vi) the "General Provisions" of the Founders Agreement set forth on pages 10 and 11 of the Founders' Agreement relating to the governing law, venue, severability, and dispute resolution by arbitration. The Founders further acknowledge and agree that any reference to the interpretation of the binding provisions described above and contained within the Founders' Agreement shall not be made by ZenVault's attorneys, accountants or Board of Directors, but shall be governed by applicable Colorado law or, as the case may be, applicable Federal law, and any dispute between the parties to the Founders' Agreement shall be resolved by arbitration as described in the binding

provisions described in clause (vi) immediately above. Finally, the Founders agree that any parties purchasing Founders' Shares after January 1, 2011 shall be added to this Agreement by joinder, which joinder is evidenced by the signatures of such additional Founders to this Amendment."

2. <u>Amendment of Signature Page to the Founders' Agreement.</u> The signature page of the Founders' Agreement is hereby amended to add the following language following the signature of Tom Foster on page 13 of the Founders' Agreement:

"ZenVault Medical Corporation, made a signatory for enforceability purposes by agreement of the Founders:

By: _____

Alan S. Gin, Chief Executive Officer

3. <u>Representations and Warranties.</u> Each of the Founders represents and warrants that (i) it, he or she has the power and authority to execute and deliver this Amendment, (ii) if the Founder is an entity, such Founder has taken all action necessary to duly and validly authorize and approve this Amendment, (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its, his or her legal, valid and binding obligation enforceable against it in accordance with its terms, and (iv) upon execution of the Amendment by the Founders, the Founders acknowledge and agree that the provisions of the Founders' Agreement described in Sections 1 and 2 above shall be binding upon the Founders, as if such provisions had been included in the Agreement. The Founders further represent and warrant that each of such persons (i) agrees not to resell or distribute the Founders' Common Stock to the public unless such Founders' Common Stock is registered or an exemption is available for such resale, (ii) at the time of subscription for the Founders' Common Stock, he, she or it had such knowledge and experience in finance and business matters to evaluate the risks and merits of his, her of its investment in the Founders' Common Stock, or were able to bear the investment's economic risk, (iii) had access (by virtue of his, her or its relation to ZenVault or its executive officers and directors) to information which would have been provided in a prospectus. The Founders further represent and warrant that no underwriters were involved in the foregoing sales of securities to the Founders, and no public solicitation or general advertising was used in connection with the offering of the Founders' Common Stock to the Founders.

4. <u>Agreement among Founders and ZenVault regarding Founders' Common Stock Rights and Preferences.</u> The Founders' Common Stock shall have the same rights on liquidation of ZenVault as ZenVault's Designated Preferred Stock, as such rights are now memorialized in the form of ZenVault's Amended and Restated Articles of Incorporation (the "Amended Articles"; certain terms used in this Paragraph 4 not defined herein are used herein as defined in the Amended Articles) which will be filed with the Colorado Secretary of State following the annual meeting of ZenVault stockholders in March 2012. Those rights entitle each holder of the Founders' Common Stock, upon the occurrence of a Liquidation Event and after the holders of the Designated Preferred Stock have made the election between the alternate forms of Liquidation Payment to be received by such holders and received the form of Liquidation Payment so elected, to be paid (before any general distribution shall be made to all stockholders of ZenVault), a Liquidation Payment in cash or an amount in common stock at a conversion price equal to the fixed price of $.50 per share, equal to: (a) an amount equal to the stated capital of the Series A Preferred Stock, together with the Liquidation Preference on such shares of Founders' Common Stock, determined as of the date payment is made; or (b) an amount equal to the stated capital of the Series A Preferred Stock, together with the Dividend Option on such shares of Founders' Common Stock. The rights provided to the Designated Preferred Stock on occurrence of an Automatic Conversion Event shall likewise be provided to the Founders' Common Stock in the event of an Automatic Conversion Event. After the Founders' Common Stock has received the Liquidation Payment or payments called for in the event of an Automatic Conversion Event, then all ZenVault stockholders shall then participate *pari passu* in the remaining distributable assets on occurrence of a Liquidation Event. If, upon any Liquidation Event and after the Liquidation Payment has been made to holders of the Designated Preferred Stock, ZenVault's assets to be distributed among the holders of the Founders' Common Stock are insufficient to permit

payment to such holders of the full Liquidation Payment, then the remaining assets to be distributed shall be distributed ratably among the holders of Founders' Common Stock based upon the then aggregate Liquidation Preference of the shares of Founders' Common Stock.

5. Defined Terms; Conflict. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment will control.

6. No Other Modification. The Founders' Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the conflicts of law rules of such state.

8. Counterparts. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the Founders and ZenVault have caused this Amendment to be executed as of the dates set forth below.

ZenVault Medical Corporation, made a signatory for enforceability purposes by agreement of the Founders:

By: _____
Alan S. Gin, Chief Executive Officer

[Further Signature Blocks Appear on Exhibit A Hereto, which is incorporated by reference herein]

3

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:
		Print Name:
		Title:
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:
		Print Name:
		Title:
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:
		Print Name:
		Title:
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:
		Print Name:
		Title:
Anchor Center for the Blind	20,630	By:
		Print Name:
		Title:

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	_Ruth Joy Fuhr_ 3/30/12
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ Title:_____
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	*Forrest Botdorf* (signature)
Fukuhara Family Trust	584,116	By:
		Print Name:
		Title:
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:
		Print Name:
		Title:
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:
		Print Name:
		Title:
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:
		Print Name:
		Title:
Anchor Center for the Blind	20,630	By:
		Print Name:
		Title:

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ Title:_____
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By: _____ Print Name: Brad Claus Title: COO
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ Title:_____
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	*Pamela S Dobbs* (signature)
Gin Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By: _____ Print Name: _____ Title: _____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By: _____ Print Name: _____ Title: _____
Anchor Center for the Blind	20,630	By: _____ Print Name: _____ Title: _____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By: _[signature]_ Print Name: Alan Gin Title: CEO
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By: _____ Print Name: _____ Title: _____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By: _____ Print Name: _____ Title: _____
Anchor Center for the Blind	20,630	By: _____ Print Name: _____ Title: _____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	_____
John C Botdorf	447,293	_____
Ruth Joy Fuhr	241,619	_____
Alana Botdorf	15,000	_____
Forrest Botdorf	15,000	_____
Fukuhara Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Samson Kwok	134,796	_____
Sean Myers	224,660	_____
Brad Claus	374,660	_____
Pam Dobbs	10,000	_____
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	_Chas J Brown_
Michael Tarutis	179,728	_____
Josephine Zhao	134,796	_____
Peter Loughlin	134,796	_____
Matt Pavlovcic	134,796	_____
Joan Botdorf	89,864	_____
Tom Foster	150,000	_____
Melisa Cowden	25,000	_____
Michael Sell	15,000	_____
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	_____
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ Title:_____
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:
		Print Name:
		Title:
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:
		Print Name:
		Title:
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:
		Print Name:
		Title:
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:
		Print Name:
		Title:
Anchor Center for the Blind	20,630	By:
		Print Name:
		Title:

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	_____ (signature) _____
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By: _____ Print Name: _____ Title: _____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By: _____ Print Name: _____ Title: _____
Anchor Center for the Blind	20,630	By: _____ Print Name: _____ Title: _____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	_Peter Loughlin_ (signature)
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ Title:_____
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	_____
John C Botdorf	447,293	_____
Ruth Joy Fuhr	241,619	_____
Alana Botdorf	15,000	_____
Forrest Botdorf	15,000	_____
Fukuhara Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Samson Kwok	134,796	_____
Sean Myers	224,660	_____
Brad Claus	374,660	_____
Pam Dobbs	10,000	_____
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	
Michael Tarutis	179,728	Digitally signed by Matt Pavlovcic DN: cn=Matt Pavlovcic, o=PAVOMATIC, LLC, ou, email=matt@pavomatic.com, c=US Date: 2012.03.21 08:02:13 -08'00'
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	MATTHEW R. PAVLOVCIC
Joan Botdorf	89,864	CREATIVE DIRECTOR
Tom Foster	150,000	March 21, 2012
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	_____
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ Title:_____
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:_____
		Print Name:_____
		Title:_____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:_____
		Print Name:_____
		Title:_____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By:_____
		Print Name:_____
		Title:_____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____
		Print Name:_____
		Title:_____
Anchor Center for the Blind	20,630	By:_____
		Print Name:_____
		Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By:____ Print Name:____ Title:____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By:____ Print Name:____ Title:____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	_(signature)_
Melisa Cowden	25,000	_(signature)_
Michael Sell	15,000	
HB Capital Resources	15,000	By:____ Print Name:____ Title:____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:____ Print Name:____ Title:____
Anchor Center for the Blind	20,630	By:____ Print Name:____ Title:____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	
John C Botdorf	447,293	
Ruth Joy Fuhr	241,619	
Alana Botdorf	15,000	
Forrest Botdorf	15,000	
Fukuhara Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Samson Kwok	134,796	
Sean Myers	224,660	
Brad Claus	374,660	
Pam Dobbs	10,000	
Gin Family Trust	584,116	By: _____ Print Name: _____ Title: _____
Charles I Brown	89,864	
Michael Tarutis	179,728	
Josephine Zhao	134,796	
Peter Loughlin	134,796	
Matt Pavlovcic	134,796	
Joan Botdorf	89,864	
Tom Foster	150,000	
Melisa Cowden	25,000	
Michael Sell	15,000	
HB Capital Resources	15,000	By: _Kurt Holzkamp_ Print Name: _Kurt Holzkamp_ Title: _Manager_
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By: _____ Print Name: _____ Title: _____
Anchor Center for the Blind	20,630	By: _____ Print Name: _____ Title: _____

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	_____
John C Botdorf	447,293	_____
Ruth Joy Fuhr	241,619	_____
Alana Botdorf	15,000	_____
Forrest Botdorf	15,000	_____
Fukuhara Family Trust	584,116	By:_____
		Print Name:_____
		Title:_____
Samson Kwok	134,796	_____
Sean Myers	224,660	_____
Brad Claus	374,660	_____
Pam Dobbs	10,000	_____
Gin Family Trust	584,116	By:_____
		Print Name:_____
		Title:_____
Charles I Brown	89,864	_____
Michael Tarutis	179,728	_____
Josephine Zhao	134,796	_____
Peter Loughlin	134,796	_____
Matt Pavlovcic	134,796	_____
Joan Botdorf	89,864	_____
Tom Foster	150,000	_____
Melisa Cowden	25,000	_____
Michael Sell	15,000	_____
HB Capital Resources	15,000	By:_____
		Print Name:_____
		Title:_____
Robert W. Walter	216,261	*Robert W. Walter* (signature)
Richardson & Patel, LLP	72,087	By:_____
		Print Name:_____
		Title:_____
Anchor Center for the Blind	20,630	By:_____
		Print Name:_____
		Title:_____

4

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	_____
John C Botdorf	447,293	_____
Ruth Joy Fuhr	241,619	_____
Alana Botdorf	15,000	_____
Forrest Botdorf	15,000	_____
Fukuhara Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Samson Kwok	134,796	_____
Sean Myers	224,660	_____
Brad Claus	374,660	_____
Pam Dobbs	10,000	_____
Gin Family Trust	584,116	By:_____ Print Name:_____ Title:_____
Charles I Brown	89,864	_____
Michael Tarutis	179,728	_____
Josephine Zhao	134,796	_____
Peter Loughlin	134,796	_____
Matt Pavlovcic	134,796	_____
Joan Botdorf	89,864	_____
Tom Foster	150,000	_____
Melisa Cowden	25,000	_____
Michael Sell	15,000	_____
HB Capital Resources	15,000	By:_____ Print Name:_____ Title:_____
Robert W. Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____ Print Name:_____ DOVE GOLD Title:_____ CFO
Anchor Center for the Blind	20,630	By:_____ Print Name:_____ Title:_____

4

AMENDMENT TO FOUNDERS' AGREEMENT

This Amendment (the "*Amendment*"), to the Founders' Agreement and Founding Charter, dated as of October 1, 2010 (the "*Founders' Agreement*"; certain terms not defined herein are used herein as defined in the Founders' Agreement), is by and among the founding shareholders of ZenVault Medical Corporation ("*ZenVault*") listed on Exhibit A hereto (the "*Founders*"), shall be effective on execution hereof by the Founders.

WHEREAS, on or after October 1, 2010, the Founders entered into the Founders' Agreement; and

WHEREAS, the third paragraph of the Founders' Agreement stated that the Founders' Agreement was not a binding document, but it was the intent of the Founders that the following provisions of the Founders' Agreement be given binding effect: (i) all indemnification provisions set forth on pages 5 and 6 of the Founders' Agreement, (ii) all subordination provisions set forth on pages 6 and 7 of the Founders' Agreement, (iii) all acknowledgments of risks that may be encountered by ZenVault set forth on pages 7 and 8 of the Founders' Agreement, (iv) all restrictions on transferability of the Founders' Shares set forth on pages 8 and 9 of the Founders' Agreement, (v) all valuation and associated risks set forth on pages 9 and 10 of the of the Founders' Agreement, and (vi) the "General Provisions" of the Founders Agreement set forth on pages 10 and 11 of the Founders' Agreement relating to the governing law, venue, severability, and dispute resolution by arbitration; and

WHEREAS, the Founders wish to clarify that the governing law of the Founders' Agreement will not be subject to interpretation or application by the Company's attorneys, accountants, or the Board of Directors, as now set forth in paragraph 3, page 1 of the Founders' Agreement;

WHEREAS, the Company was not a party to the Founders' Agreement and, for enforceability purposes, the Founders wish to amend the Founders' Agreement to include the Company as a signatory to the Founders' Agreement, and to permit the joinder of additional founding stockholders who or which may have purchased Founders' Stock in ZenVault in 2011; and

WHEREAS, the Founders desire to amend the Founders' Agreement in the respects provided above, as well as in respect of representations and warranties that the Founders wish to make to ZenVault in connection with their prior subscriptions to Founders' Common Stock;

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, the Founders agree as follows:

1. <u>Amendment to Paragraph 3 of the Founders' Agreement</u>. The third (3rd) paragraph of the Founders' Agreement is hereby amended to add the following language to the end of such paragraph:

"Notwithstanding any other language to the contrary set forth herein, the Founders agree that the following specific provisions of the Founders' Agreement shall be binding upon the Founders and any other parties now or hereafter made a party to the Founders' Agreement: (i) all indemnification provisions set forth on pages 5 and 6 of the Founders' Agreement, (ii) all subordination provisions set forth on pages 6 and 7 of the Founders' Agreement, (iii) all acknowledgments of risks that may be encountered by ZenVault set forth on pages 7 and 8 of the Founders' Agreement, (iv) all restrictions on transferability of the Founders' Shares set forth on pages 8 and 9 of the Founders' Agreement, (v) all valuation and associated risks set forth on pages 9 and 10 of the of the Founders' Agreement, and (vi) the "General Provisions" of the Founders Agreement set forth on pages 10 and 11 of the Founders' Agreement relating to the governing law, venue, severability, and dispute resolution by arbitration. The Founders further acknowledge and agree that any reference to the interpretation of the binding provisions described above and contained within the Founders' Agreement shall not be made by ZenVault's attorneys, accountants or Board of Directors, but shall be governed by applicable Colorado law or, as the case may be, applicable Federal law, and any dispute between the parties to the Founders' Agreement shall be resolved by arbitration as described in the binding provisions described in clause (vi) immediately above. Finally, the Founders agree that any parties purchasing Founders' Shares after January 1, 2011 shall be added to this Agreement by joinder."

2. <u>Amendment of Signature Page to the Founders' Agreement</u>. The signature page of the Founders' Agreement is hereby amended to add the following language following the signature of Tom Foster on page 13 of the Founders' Agreement:

"ZenVault Medical Corporation, made a signatory for
enforceability purposes by agreement of the Founders:

By: _____
      Alan S. Gin, Chief Executive Officer

3.   Representations and Warranties. Each of the Founders represents and warrants that (i) it, he or she has the power and authority to execute and deliver this Amendment, (ii) if the Founder is an entity, such Founder has taken all action necessary to duly and validly authorize and approve this Amendment, (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its, his or her legal, valid and binding obligation enforceable against it in accordance with its terms, and (iv) upon execution of the Amendment by the Founders, the Founders acknowledge and agree that the provisions of the Founders' Agreement described in Sections 1 and 2 above shall be binding upon the Founders, as if such provisions had been included in the Agreement. The Founders further represent and warrant that each of such persons (i) agrees not to resell or distribute the Founders' Common Stock to the public unless such Founders' Common Stock is registered or an exemption is available for such resale, (ii) at the time of subscription for the Founders' Common Stock, he, she or it had such knowledge and experience in finance and business matters to evaluate the risks and merits of his, her of its investment in the Founders' Common Stock, or were able to bear the investment's economic risk, (iii) had access (by virtue of his, her or its relation to ZenVault or its executive officers and directors) to information which would have been provided in a prospectus. The Founders further represent and warrant that no underwriters were involved in the foregoing sales of securities to the Founders, and no public solicitation or general advertising was used in connection with the offering of the Founders' Common Stock to the Founders.

4.   Defined Terms; Conflict. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment will control.

5.   No Other Modification. The Founders' Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

6.   Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the conflicts of law rules of such state.

7.   Counterparts. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the Founders have caused this Amendment to be executed as of the dates set forth below.

[Signature Blocks Appear on Exhibit A Hereto]

EXHIBIT A TO AMENDMENT TO FOUNDERS' AGREEMENT

Name	Shares	Signature
Dr. Mark Brunvand	584,116	_____
John C Botdorf	447,293	_____
Ruth Joy Fuhr	241,619	_____
Alana Botdorf	15,000	_____
Forrest Botdorf	15,000	_____
Fukuhara Family Trust	584,116	By:_____
Samson Kwok	134,796	_____
Sean Myers	224,660	_____
Brad Claus	374,660	_____
Pam Dobbs	10,000	_____
Gin Family Trust	584,116	By:_____
Charles I Brown	89,864	_____
Michael Tarutis	179,728	_____
Josephine Zhao	134,796	_____
Peter Loughlin	134,796	_____
Matt Pavlovcic	134,796	_____
Joan Botdorf	89,864	_____
Tom Foster	150,000	_____
Melisa Cowden	25,000	_____
Michael Sell	15,000	_____
HB Capital Resources	15,000	By:_____
Robert Walter	216,261	
Richardson & Patel, LLP	72,087	By:_____
Anchor Center for Blind Children	20,630	By: _Alice Applebaum_ – executive director
Total:	4,493,198	

3

ZENVAULT MEDICAL CORPORATION

SUBSCRIPTION DOCUMENTS AND PROCEDURE

Each prospective investor for the Series A Preferred Stock of ZenVault Medical Corporation. is required to complete, execute and return to the Company the following documents:

      1.   **SUBSCRIPTION AGREEMENT**: Please complete all open lines, date and sign the Subscription Agreement.

      2.   **INVESTOR QUESTIONNAIRE:** Please complete, date and sign the Investor Questionnaire. All items must be completed.

RETURN the completed documents, with payment in full through the means specified in Exhibit A to the Subscription Agreement.

THIS SUBSCRIPTION AGREEMENT (THE "AGREEMENT") RELATES TO AN OFFERING OF SERIES A PREFERRED STOCK RELYING UPON THE EXEMPTION UNDER SECTION 3(B) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND REGULATION A AS PROMULGATED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") UNDER THE SECURITIES ACT.

SUBSCRIPTION AGREEMENT

(Accredited and Non-Accredited Investors)

ZenVault Medical Corporation.
450 East Happy Canyon Road
Castle Rock, Colorado 80108

Attention: John C. Botdorf, Executive Chairman

Ladies and Gentlemen:

ZenVault Medical Corporation. (the "*Company*") is offering, on an exempt basis pursuant to Regulation A promulgated under the Securities Act and Section 3(b) of the Securities Act, as described in the Company's offering statement on Form 1-A, as amended (the "*Offering Statement*;" certain terms used herein and not defined herein are used herein as defined in the Offering Statement) and the definitive offering circular contained therein upon qualification by the SEC (the "*Definitive Offering Circular*"), a minimum of 500,000 shares (the "*Minimum Offering*"), and a maximum of 9,200,000 shares (the "*Maximum Offering*") of its Series A Preferred Stock (each a "*Share*" or collectively, "*Shares*"), as described in this subscription agreement (the "*Agreement*"). The Shares are being offered by the officers and directors of the Company, and may be offered through one or more finders or broker-dealers engaged by the Company, to investors (a "*Subscriber*" or collectively, "*Subscribers*") at a subscription price of U.S. $.50 per Share (the "*Purchase Price*"). Each Subscriber will purchase a minimum of 10,000 Shares ($5,000), subject to the right of the Company to accept subscriptions for a lesser number of Shares in the Company's sole and absolute discretion. The Company will receive gross proceeds of up to $4,600,000 from sale of the offered Shares (the "*Offering*"), without taking into account the Rescission Offer.

The Shares will be offered until such time as the Maximum Offering is sold, subject to the right of the Company to earlier terminate the Offering at any time in its sole and absolute discretion.

1.   **Subscription.**

1.1   Based upon the terms of this Agreement, the Subscriber hereby subscribes for and agrees to purchase the number of Shares set forth on the signature page of this Agreement from the Company at the Purchase Price per Share, for aggregate consideration also set forth on the signature page of this Agreement (the "*Subscription Proceeds*"), subject to a minimum subscription of 10,000 Shares ($5,000) unless the Company in its sole discretion agrees to accept a subscription for a lesser number of Shares.

1.2   Payment.

(a)   The Subscription Proceeds must accompany this Agreement and shall be paid by wire transfer of immediately available funds in U.S. dollars (or in the form of a personal or cashier's check) in accordance with the wire and delivery instructions attached hereto as Exhibit A.

(b)   The Subscriber acknowledges and agrees that this Agreement and any other documents delivered in connection herewith will be held by the Company, and any Subscription Proceeds will be deposited in an escrow account (the "*Escrow Account*") with U.S. Bank, N.A., , Denver, Colorado (the "*Escrow Agent*"). The Company has the right to accept or reject the Subscriber's subscription in whole or in part. In the event that this Agreement is rejected in its entirety by the Company for whatever reason within 10 days of the delivery of an executed Agreement by the Subscriber, this Agreement and any other documents delivered in connection herewith will be returned to the

Subscriber by the Company at the address of the Subscriber as set forth in this Agreement, and any Subscription Proceeds shall be returned to the Subscriber by the Escrow Agent in accordance with the payment information provided by the Subscriber to the Escrow Agent.

1.3 <u>Documents Required from Subscriber.</u>

(a) The Subscriber must complete, sign and return to the Company one (1) executed copy of this Agreement and the attached Investor Questionnaire; and

(b) The Subscriber shall complete, sign and return to the Company as soon as possible, on request by the Company, any documents, questionnaires, notices and undertakings as may be required by regulatory authorities and applicable law.

1.4 Subscribers are encouraged to wire funds directly to the Escrow Account in accordance with the instructions in <u>Exhibit A</u>. Any Subscription Proceeds in the form of checks which are received by the Company shall be deposited promptly by the Company in the Escrow Account. The Subscriber agrees that when the Subscription Proceeds are deposited in the Escrow Account, the Escrow Agent's only duty shall be to deliver the Subscription Proceeds to the Company or its designees, all solely according to payment instructions submitted by the Company (the "*Payment Instructions*"), and the Escrow Agent shall require no further instructions from the Subscriber in delivering the same to the Company or its designees. Notwithstanding the foregoing, the Company hereby advises the Subscriber that the Escrow Agent has independent duties and obligations under the Escrow Agreement with the Company with respect to the Rescission Offer and with respect to the Prior Subscribers. In the event the Company rejects this subscription in whole or in part, the Escrow Agent shall return the rejected Subscription Proceeds directly to the investor without interest or deduction therefrom.

The proceeds placed into the Escrow Account shall be distributed in accordance with Section 1.5.

1.5 The consummation of the purchase and sale of the Shares shall occur at one or more closings (each, a "*Closing*") which shall occur on such date or dates as may be designated in writing or electronically by the Company (individually or collectively, the "*Closing Date*") in notices to the Escrow Agent. No Closing shall occur until at least the Minimum Offering has been sold by the Company to Subscribers (or the Rescission Offer has concluded with Prior Subscribers rejecting the Rescission Offer in an amount which results in the balance of the Escrow Account exceeding the Minimum Offering proceeds). The offering period will expire once the Maximum Offering is sold, subject to the right of the Company to earlier terminate the Offering at any time in its sole and absolute discretion (the "*Offering Period*"). The Escrow Agreement provides for a collection period of up to 10 business days past the end of the Offering Period. For purposes of this Agreement, a "*business day*" means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in New York City, New York. Closing of the offering of the Shares shall occur in the following manner:

(a) The Escrow Agent shall upon notice of a Closing Date or Dates from the Company, release to the Company or its designees the proceeds of the Offering in accordance with the Payment Instructions.

(b) On each Closing Date (as defined herein), the Company shall issue, or shall irrevocably instruct its transfer agent to deliver, to each Subscriber one or more stock certificates which evidence the number of Shares the Subscriber is purchasing as is set forth on Subscriber's signature page to this Agreement next to the heading "Shares Issued" within three (3) business days after the Closing Date (the "*Subscribed Shares*").

2. **Conditions to Offering.**

This Offering is being conducted on a "**best efforts**" basis. Closings related to the Offering shall occur as described in and subject to the provisions of Section 1.5 hereof.

3. **Representations, Warranties and Covenants.**

3.1 The Subscriber hereby represents and warrants to, and covenants with, the Company (which representation, warranties and covenants shall survive the closing of this Agreement) and acknowledges that the Company is relying thereon that:

(a) The undersigned is resident, or if not an individual, has a headquarters office, in the jurisdiction set out under the heading "**Address of subscriber**" above the signature set forth on the execution page of this Agreement, which address is the undersigned's principal residence or place of business, and such address was not obtained or used solely for the purpose of acquiring the Shares.

(b) The Company has not undertaken, and will have no obligation, to register any of the Shares under the Securities Act or any other securities laws.

(c) The Subscriber has relied only on the contents of the Definitive Offering Circular, the Offering Statement, and any exhibits thereto requested by the Subscriber (collectively, the "*Offering Documents*"), or the information, if any, the Subscriber has requested in accordance with Section 3.1(i) below. In making its investment decision, the Subscriber has received no written or oral representations or information that is inconsistent with, or outside of, the Offering Documents or inconsistent with information delivered to the Subscriber in response to a request pursuant to Section 3.1(i) below, and has relied solely on the Offering Documents and any information requested and received in Section 3.1(i) below in making such investment decision.

(d) The Subscriber is representing and warranting that the Subscriber is either (i) an "Accredited Investor", as the term is defined in Rule 501(a) of the Securities Act, or (ii) a non-accredited investor, as more completely set forth on the Investor Questionnaire, which is incorporated by reference as if more fully set forth herein.

(e) The Subscriber has the legal capacity and competence to enter into and execute this Subscription Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporation or limited liability company, it is duly incorporated or organized, validly subsisting under the laws of its jurisdiction of incorporation or organization, and all necessary approvals by its directors, shareholders, members, or managing members, as applicable, or others have been obtained to authorize execution and performance of this Subscription Agreement on behalf of the Subscriber.

(f) The Company has not made any other representations or warranties to the undersigned with respect to the Company or rendered any investment or tax advice to the Subscriber.

(g) The Subscriber (i) has adequate means of providing for its current financial needs and possible personal contingencies and does not have a need for liquidity of this investment in the Shares; (ii) can afford (a) to hold the Shares for an indefinite period of time; and (b) to sustain a complete loss of the entire amount of the Subscription Proceeds for the Shares; and (iii) has not made an overall commitment to investments which are not readily marketable which is disproportionate so as to cause such overall commitment to become excessive.

(h) If the Subscriber is not an accredited investor, the Subscriber (i) has at least five years' investment experience in investments similar to the Shares, including investments in securities listed on the OTC Bulletin Board, (ii) has adequate means of providing for its current financial needs and possible personal contingencies and does not have a need for liquidity of this investment in the Shares for the foreseeable future; (iii) can afford (a) to hold the Shares for an indefinite period of time; and (b) to sustain a complete loss of the entire amount of the Subscription Proceeds for the Shares; (iii) has not made an overall commitment to investments which are not readily marketable which is disproportionate so as to cause such overall commitment to become excessive, and (iv) is fully aware that the purchase of the Shares is a high risk investment.

(i) The Subscriber has been afforded the opportunity to ask questions of, and receive answers from, the officers and/or directors of the Company acting on its behalf concerning the terms and conditions of a purchase of the Shares and to obtain any additional information, to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information furnished;

4

and the undersigned has received satisfactory answers to all such questions to the extent deemed appropriate in order to evaluate the merits and risks of an investment in the Shares.

(j) The Subscriber acknowledges that none of the Shares are currently registered under the Securities Act and the Company has not undertaken to register any of such Shares under U.S. Federal or State law. The Subscriber acknowledges that the sale of Shares under the exemption afforded by Regulation A is a "public offering," but that the Company has no obligation to list the Shares on any national, regional or other securities exchange and may not do so for an indefinite period of time. Accordingly, while the Shares may be represented by certificates without a restrictive legend, the Subscriber acknowledges and agrees that the absence of a listing on a national, regional, or other securities exchange may practically prevent the Subscriber from selling or transferring the Shares. The Subscriber understands that until the Company files a registration statement under the Securities Act or the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), or equivalent disclosure pursuant to a so-called "Super Form 8-K," the Shares may be the practical equivalent of restricted securities, even if not legally referred to in that manner.

(k) The undersigned further understands that it is purchasing all such Shares without being furnished a prospectus setting forth all of the information that may be required to be furnished under applicable securities laws in a registered public offering.

(l) The undersigned further acknowledges that no agency, governmental authority, securities commission or similar regulatory body, stock exchange or other entity has reviewed, passed on or made any finding or determination as to the merit of investment in the Shares nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to the Shares.

(m) The Subscriber understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws.

(n) This Agreement has been duly executed and delivered and, when accepted by the Company, will constitute a legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms hereof, except as enforceability may be limited by insolvency and similar laws affecting the enforcement of creditors' rights generally and the effect of rules of law governing equitable remedies.

(o) The social security number or Tax Identification Number of the Subscriber set forth herein is true, accurate and complete. The Subscriber understands and agrees that there may be material tax consequences to it of an acquisition, holding or disposition of the Shares. The Company gives no opinion and makes no representation with respect to the tax consequences under U.S, state, local or foreign tax law of the acquisition, holding or disposition of the Shares and the Subscriber acknowledges that it is solely responsible for determining the tax consequences of its investment.

(p) There are risks associated with an investment in the Company as described in the Definitive Offering Circular.

(q) The Offering Documents reflect the Company's current intentions and business, financial and other information currently available to the Company and, as such, the Subscriber understands and acknowledges that the precise nature of the Company's operations, use of proceeds, capital needs, and other factors inherent in the Company's business can be expected to change from time to time.

(r) If required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the undersigned will execute, deliver, file and otherwise assist the Company in filing such reports, undertakings and other documents with respect to the issuance of the Shares.

(s) The undersigned additionally represents that the undersigned is not a registered broker-dealer and is not affiliated with FINRA.

(t) The undersigned certifies that each of the foregoing representations and warranties set forth in this Section 3.1 are true as of the date hereof and shall survive such date.

3.2 The Company hereby represents and warrants and covenants to the Subscriber that:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. The Company has all necessary corporate power and authority to own, lease, use and operate its properties and to carry on its business as now being conducted and presently proposed to be conducted. The Company and each of its subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or leasing of assets, or the conduct of its business, makes such qualification necessary, except where the absence of such qualification would not have a material effect on the Company.

(b) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to issue the Shares and to carry out the provisions of this Agreement. All corporate action on the part of the Company required for the lawful execution and delivery of this Agreement, issuance and delivery of the Shares and the performance by the Company of its obligations hereunder has been taken. Upon execution and delivery, this Agreement constitutes valid and binding obligations of the Company enforceable in accordance with their respective terms, except as enforcement may be limited by insolvency and similar laws affecting the enforcement of creditors' rights generally and the effect of rules of law governing equitable remedies. The Shares, when issued in compliance with the provisions of this Agreement will be duly authorized and validly issued, fully paid, non-assessable, subject to no lien, claim or encumbrance. No stockholder of the Company or other person has any preemptive, anti-dilution, "poison-pill" or similar right with respect to the Shares. The Company has reserved such number of shares of its Series A Preferred stock necessary for issuance in the Offering, as well as the number of shares of Common Stock issuable on conversion of the Series A Preferred Stock.

(c) The Definitive Offering Circular, as of its date or such later date on which the Definitive Offering Circular is amended or supplemented, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements included in the Definitive Offering Circular comply as to form in all material respects with U.S. generally accepted accounting principles consistently applied, and fairly present the consolidated unaudited financial position of the Company at the dates thereof and the consolidated unaudited results of operations for the periods then ended.

(d) Since the respective dates as of which information is given in the Definitive Offering Circular, except as otherwise stated therein: (i) there has been no material adverse change in the financial condition, or in the results of operations, affairs or prospects of the Company, whether or not arising in the ordinary course of business, and (ii) there have been no transactions entered into by the Company, other than those in the ordinary course of business, which are material to the Company.

(e) The Company hereby covenants to use the monies raised from the Offering as described in the "Use of Proceeds" section of the Definitive Offering Circular.

(t) The Company certifies that each of the foregoing representations and warranties set forth in this Section 3.2 are true as of the date hereof and shall survive such date.

4. **Indemnification**. The parties hereto understand that the Shares are being offered in reliance upon representation, warranties and covenants of each of the parties hereto, the exemptions under applicable securities laws; that the availability of such exemptions are, in part, dependent upon the truthfulness and accuracy of the representations made by the undersigned herein; that the Company will rely on such representations in accepting any subscriptions for the Shares, and that the Company may take such steps as it considers reasonable to verify the accuracy and truthfulness of such representations in advance of accepting or rejecting the undersigned's subscription. The undersigned agrees to indemnify and hold harmless the Company against any damage, loss, expense or cost, including reasonable attorneys' fees, sustained as a result of any misstatement or omission on the undersigned's part in this Agreement.

5.   **No Waiver**. Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by the undersigned, the undersigned does not thereby, or in any manner, waive any rights granted to it under applicable securities laws.

6.   Termination. The undersigned agrees that he, she or it shall not cancel or terminate this Agreement or any agreement of the undersigned made hereunder, and this Agreement shall survive the death or disability of the undersigned.

7.   **Non-Acceptance of Agreement**. If the Company elects not to accept this Agreement, provided it causes the Escrow Agent to return to the undersigned, without interest and without deduction, all sums paid by the undersigned hereunder, this offer shall be null and void and of no further force and effect, and no party shall have any rights against any other party hereunder.

8.   **Miscellaneous**.

8.1   All notices or other communications given or made hereunder shall be in writing and shall be mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned at their address set forth below and to the Company at 450 East Happy Canyon Road, Castle Rock Colorado 80108.

8.2   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

8.3   The provisions of this Agreement shall survive the execution thereof.

8.4   This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Colorado without giving effect to any choice or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado. The parties further: (a) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in any Federal or State court of competent jurisdiction within the State of Colorado, (b) waive any objection that they may have now or hereafter to the venue of any such suit, action or proceeding, and (c) irrevocably consent to the in personam jurisdiction of any Federal or State court of competent jurisdiction within the State of Colorado in any such suit, action or proceeding. The parties each further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in a Federal or State court of competent jurisdiction within the State of Colorado, and that service of process upon the parties mailed by certified mail to their respective addresses shall be deemed in every respect effective service of process upon the parties, in any action or proceeding.

9.   **Collection of Personal Information**. The undersigned (on its own behalf and, if applicable, on behalf of any person for whose benefit the undersigned is subscribing) acknowledges and consents to the fact the Company is collecting the undersigned's (and any beneficial purchaser's) personal information for the purpose of completing the undersigned's subscription. The undersigned (on its own behalf and, if applicable, on behalf of any person for whose benefit the undersigned is subscribing) acknowledges and consents to the Company retaining the personal information for as long as permitted or required by applicable law or business practices. The undersigned (on its own behalf and, if applicable, on behalf of any person for whose benefit the undersigned is subscribing) further acknowledges and consents to the fact the Company may be required by applicable securities laws and stock exchange rules to provide regulatory authorities any personal information provided by the undersigned respecting itself (and any beneficial purchaser). By executing this Agreement, the undersigned is deemed to be consenting to the foregoing collection, use and disclosure of the undersigned's (and any beneficial purchaser's) personal information. The undersigned also consents to the filing of copies or originals of any of the undersigned's documents described herein as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby. The undersigned represents and warrants that it has the authority to provide the consents and acknowledgments set out in this paragraph on behalf of all beneficial purchasers.

10.   **Certification**. The undersigned has read this entire Agreement and certifies that every statement on the part of the undersigned is true and complete.

[remainder of page intentionally left blank]

SUBSCRIBER SIGNATURE PAGE

The Undersigned, desiring to subscribe for Shares of ZenVault Medical Corporation. (the "Company"), as set forth below, acknowledges that he has received the Agreement attached hereto and that he or she does hereby agree to all the terms and conditions therein. Further, the undersigned acknowledges that U.S. Bank is acting solely as Escrow Agent in connection with the offering of Shares and makes no recommendation with respect thereto and

has made no investigation regarding the Offering, the Company, and any other person or entity involved in the Offering.

IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement as of the date written below.

Date of Investment: _____*

Total Subscription Proceeds: _____

Number of Shares of Series A Preferred Stock
Subscribed for at $.50 each: _____

Exact name(s) of Subscriber(s) (please print) _____

_____

By: _____
               (Signature of Subscriber)

By: _____
               (Signature of Co-Subscriber, if applicable)

*If this space is left blank by the investor, the Company is authorized to fill in the date with the first date payment is made (or authorized in writing) by the investor into the escrow account.

If the Subscriber is an entity, PLEASE ATTACH CERTIFIED COPY OF AUTHORIZING CORPORATE OR TRUST DOCUMENTS. In addition, if the Subscriber is a corporation, the corporate seal or a representation thereof should be affixed:

[SEAL]

Residence Address: _____

_____

Telephone Number (include Area Code) _____

Social Security or Taxpayer
Identification Number(s): _____

_____

Mailing Address for Correspondence
from the Company (if different): _____

_____

The Subscription set forth herein is accepted by ZenVault Medical Corporation. for the certain number of specified Shares, as of this _____ day of _____, 2012.

ZenVault Medical Corporation.

By: _____

John C. Botdorf, Executive Chairman

EXHIBIT A

INSTRUCTIONS FOR WIRING OR DELIVERING FUNDS

For the Benefit of:

ZenVault Medical Corporation, FBO [Subscriber Name].

Bank Name: U.S. Bank National Association

ABA Number: 091000022

Account Number: 180121167365

Account Name: ZenVault Medical Corporation Escrow Account

FBO: [Subscriber Name]

or

Checks Payable: ZenVault Medical Corporation Escrow Account

Contact Information for ZenVault in case of questions:

ZenVault Medical Corporation
Contact: John C. Botdorf or Jean Botdorf
Phone Number: (303) 810-7719
Address: 450 East Happy Canyon Road, Castle Rock, Colorado 80108


INVESTOR QUESTIONNAIRE


INSTRUCTIONS:

PLEASE ANSWER ALL QUESTIONS. If the appropriate answer is "None" or "Not Applicable", so state. Please print or type your answers to ALL questions. Attach additional sheets if necessary to complete your answers to an item.

Your answers will be kept strictly confidential at all times. However, ZenVault Medical Corporation. (the "Company") may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and sale of Shares will not result in a violation of the provisions of the Securities Act or a violation of the securities laws of any state.

Please provide the following information:

1.   Name: _____

     Name of additional purchaser: _____
                      (Please complete information in Question 5 and 6)

     Date of birth, or if other than an individual, year of organization or incorporation: _____

2.   Residence address, or if other than an individual, principal office address:

     _____

     Telephone Number: _____

     Social Security Number or Taxpayer Identification Number: _____

3.   Business Address: _____

     Business Telephone Number: _____

4.   Send mail to: Residence ☐   Business ☐   (Check one)

5.   With respect to the Series A Preferred Stock being purchased, if joint tenants or tenants by the entirety, complete only if information differs from that above:

     Residence address: _____

     Telephone Number: _____

     Social Security Number or Taxpayer Identification Number: _____

     Business Address: _____

     Business Telephone Number: _____

     Send mail to: Residence ☐   Business ☐   (Check one)

6.   Employment Information:

     Purchaser: _____

     Name of Employer: _____

     Principal Business: _____

     Length of Employment: _____

     Your Title/Position: _____

Additional Purchaser: _____

Name of Employer: _____

Principal Business: _____

Length of Employment: _____

Your Title/Position: _____

7.   **Applicable to <u>individuals</u> ONLY.** Please answer the following questions concerning your financial condition as an "accredited investor." **If the Purchaser is more than one individual, <u>each individual must initial an answer</u> where the question indicates a "yes" or "no" response and must answer any other question fully, indicating to which individual it applies.** If the purchaser is purchasing jointly with his or her spouse, one answer may be indicated for the couple as a whole:

7.1   Does your net worth* (or joint net worth with your spouse) exceed $1,000,000?

_____	_____
Yes	No

       *For purposes hereof net worth shall be deemed to include ALL of your assets, liquid or illiquid (including such items as furnishings, automobiles and restricted Shares), MINUS any liabilities (including such items as home mortgages and other debts and liabilities) and EXCLUDING the value of your principal residence.

7.2   Did you have an individual income** in excess of $200,000 or joint income together with your spouse in excess of $300,000 in each of the two most recent years (2009 and 2010) and do you reasonably expect to reach the same income level in the current year (2011)?

_____	_____
Yes	No

       **For purposes hereof the term "income" is not limited to "adjusted gross income" as that term is defined for federal income tax purposes, but rather includes certain items of income which are deducted in computing "adjusted gross income". For investors who are salaried employees, the gross salary of such investor, minus any significant expenses personally incurred by such investor in connection with earning the salary, plus any income from any other source including unearned income, is a fair measure of "income" for purposes hereof. For investors who are self-employed, "income" is generally construed to mean total revenues received during the calendar year minus significant expenses incurred in connection with earning such revenues.

7.3.   **Applicable to <u>Corporations, Partnerships and other Entities</u> ONLY:**

The purchaser is an accredited investor because the purchaser falls within at least one of the following categories (Initial all appropriate lines):

    ____   (i)   bank as defined in Section 3(a)(2) of the Act or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

    ____   (ii)   a broker-dealer registered pursuant to Section 15 of the Shares Exchange Act of 1934, as amended;



	(iii)	an insurance company as defined in Section 2(a)(13) of the Act;
	(iv)	an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Act") or a business development company as defined in Section 2(a)(48) of the Investment Act;
	(v)	a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;
	(vi)	a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, where such plan has total assets in excess of $5,000,000.
	(vii)	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (the "Employee Act"), where the investment decision is made by a plan fiduciary, as defined in Section 3(21) of the Employee Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or an employee benefit plan that has total assets in excess of $5,000,000 or a self-directed plan the investment decisions of which are made solely by persons that are accredited investors;
	(viii)	a private business development partnership, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 as amended;
	(ix)	an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a New York or Massachusetts business trust, or a partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of $5,000,000;
	(x)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares offered, whose purchase is directed by a "sophisticated" person, who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment;
	(xi)	an entity in which all of the equity owners are persons or entities described above ("accredited investors").

8.   Investor Representations and Warranties.

The undersigned hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a)   The information in this Questionnaire completed and executed by the undersigned is accurate and true in all respects and, if the above information provided by the undersigned is affirmative, the undersigned is an "accredited investor."

(b)   The undersigned agrees to provide to the Company such supporting documentation for any responses to this Questionnaire as the Company may reasonably request. Any information which the undersigned has heretofore furnished to the Company with respect to his financial position and business

experience is correct and complete as of the date set forth below and if there should be any material change in such information he will immediately furnish such revised or corrected information to the Company.

(c)   If the Subscriber is not an accredited investor, the Subscriber (i) has at least five years' investment experience in investments similar to the Shares, including investments in securities listed on the OTC Bulletin Board, (ii) has adequate means of providing for its current financial needs and possible personal contingencies and does not have a need for liquidity of this investment in the Shares for the foreseeable future; (iii) can afford (a) to hold the Shares for an indefinite period of time; and (b) to sustain a complete loss of the entire amount of the Subscription Proceeds for the Shares; (iii) has not made an overall commitment to investments which are not readily marketable which is disproportionate so as to cause such overall commitment to become excessive, and (iv) is fully aware that the purchase of the Shares is a high risk investment.

The undersigned has relied solely upon the information contained in the Definitive Offering Circular or the Offering Documents as a basis for making this investment or the information, if any, the undersigned has requested in accordance with Section 3.1(i) of the Subscription Agreement to which this Questionnaire relates. This information is comprised of any answers from the officers and/or directors of the Company to questions posed by the undersigned concerning the terms and conditions of a purchase of the Shares, and any additional information requested by the undersigned to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, which the undersigned deems necessary to verify the accuracy of the information furnished.

IF THE PURCHASER IS ONE OR MORE INDIVIDUALS (ALL INDIVIDUALS MUST SIGN):

_____
(Type or print name of beneficial owner)

_____
Signature of prospective purchaser

_____
Social Security Number

_____
(Type or print name of additional purchaser)

_____
Signature of spouse, joint tenant, tenant
in Series A Preferred Stock or other signature, if required

_____
Social Security Number

Dated: _____, 2012

IF THE PURCHASER IS A CORPORATION, PARTNERSHIP OR OTHER ENTITY:

_____
(Name of Entity – Please Print or Type)

_____
Taxpayer Identification Number

By: _____

14

Name: _____

Title: _____

Date: _____, 2012



ZENVAULT® MEDICAL

Professional Services Work Order

Design and Build Contract
Phase One through Five Cost Analysis
Billable Hour Breakdown
Project Plan and Resource Level of Effort



ZERO NINES
ALWAYS AVAILABLE

July 01, 2010

PROFESSIONAL SERVICES WORK ORDER
Design and Build Contract for www.zenvault.com

This PROFESSIONAL SERVICES WORK ORDER ("Work Order") is entered into effective July 1, 2010 (the "Effective Date") by and between Z9 SERVICES GROUP, LLC, a Colorado limited liability company, with a principal place of business at 450 East Happy Canyon Rd., Castle Rock, CO 80108 (hereinafter referred to as "Z9"), and ZenVault Medical Corporation, a Colorado corporation, with a principal place of business at 450 East Happy Canyon Rd., Castle Rock, CO 80108 (hereinafter referred to as "Company").

Z9 shall provide the services specified herein (the "Services") in accordance with and governed by the terms of the Professional Services Agreement (the "PSA") between Z9 and Company dated as of July 1, 2010. The purpose of this Work Order is to design, build and deploy a Personal Health Care portal for consumers under the name of www.zenvault.com. The scope and functionality of the portal is more particularly described in the attached ZenVault Executive Summary attached hereto as Exhibit A. This Work Order is attached to and made a part of the PSA. Unless otherwise noted, capitalized terms shall have the meaning set forth in the PSA. Upon completion of the project, ZeroNines shall provide a detailed work schedule denoting the time and hours incurred to complete the project.

1. Performance-Based Services Fee and Payment. (Stock and Cash Consideration)

a. <u>Services Fee</u>. The Services shall be performed by Z9 on a fixed-price basis. The fee for the Phase One thru Six services ("Services Fee") shall be capped at Six Hundred Twenty Thousand Dollars ($620,000.00). THIS FEE AMOUNT IS FOR SEGMENT ONE OF MULTIPLE SEGMENTS OF WEB SITE DEVELOPMENT; OTHER SEGMENTS ARE NOT CAPABLE OF CALCULATION UNTIL SEGMENT ONE IS COMPLETE. PRICING FOR SEGMENTS FOLLOWING DEVELOPMENT OF SEGMENT ONE SHALL BE CALCULATED AND DESCRIBED MORE FULLY IN SEPARATELY EXECUTED WORK ORDERS. AS SET FORTH HEREIN AS AN EXAMPLE, EACH INDIVIDUAL DEVELOPMENT SEGMENT WILL LIKELY CONSIST OF MULTIPLE WORK PHASES.

b. <u>Services Fee</u>. In addition to the cash compensation above, ZenVault shall also issue a stock certificate which shall be subordinate to the ZenVault Series A Stock pursuant to the Stock Provisions attached hereto as Exhibit "C." The Stock Certificate shall be a Series B Preferred Certificate subject to the terms of the ZenVault Reg A or Reg D Offering expected to be sold in Q1 of 2011. The Series B Stock Certificate shall be for 4,493,198 shares of ZenVault and shall be made out to ZeroNines Technology, Inc.

c. <u>Performance-Based Payment</u>. Company shall pay Z9 the Services Fee based on the performance of Company in (a) selling its Convertible Preferred Stock, Series "A", or other equity interests in Company (collectively, the "Stock"), as set forth in the Business Plan of Company, and (b) generating revenue from its business operations. Company shall pay Z9 as follows until the entire $620,000 Design and Build Fee has been paid:

i. Upon the sale of the first $250,000 of Stock, Company shall pay Z9 the sum of $125,000.

ii. Upon the sale of each incremental dollar raised from stock sales ZenVault shall pay .50 cents toward the balance until paid.

iii. In the alternate or concurrent event, ZenVault shall pay up to 50% of its Gross Revenues to ZeroNines until the $620,000 is paid in full.

Such amounts shall be payable within thirty (30) days of receipt.

    d. <u>Change Orders</u>. Additional or modified Services may be performed under this Work Order pursuant to written change orders ("Change Orders") specifically referencing this Work Order and detailing such additional or modified Services. When duly executed by the parties, such Change Orders shall become a part of and governed by the terms of this Work Order. Unless otherwise specifically set forth therein, Services under Change Orders shall be performed on a time and materials basis at the Rate(s) set forth above.

2. Services.

This project will be implemented in Six Phases, set forth below:

    a. "Phase 1": will consist primarily of Company resources conducting requirements gathering, configuring hardware, and verifying access. Completion and delivery of Company's deliverables in Phase 1 is a necessary prerequisite to the parties' obligations in subsequent Phases. Z9 is responsible for providing the necessary Z9 personnel profile information required for these resources to obtain access to Company's networks, telephones and office space. Z9 will also review existing Company materials on business and technical requirements related to the engagement. During this Phase Company will provide sample data as requested by Z9 to verify formats and data acceptance by the Z9 system. Also during this Phase, Company's IT team shall set up the environment required for Z9' use in performing the Services prior to the Z9' arrival on site.

    b. "Phase 2": will consist of a combination of Z9 and Company resources performing the Services necessary to complete the deliverables listed below.

        i. Z9 software installed and working on the specified Company hardware, networks, databases, and storage devices. Installed software shall consist of the following Z9 components:
          1. Protocol Interface Wizard™
          2. Virtual Business Continuity™, v. 5.5

c. "Phase 3": will consist of a combination of Z9 and Company resources performing the Services necessary to complete the deliverables listed below.

   i. Testing.

d. "Phases 4-6 shall consist of Building, Testing and Deploying a Commercial Grade, enterprise class portal capable of commercial sales for a personal health care portal.

3. Assumptions.

The set of project assumptions agreed upon by both Z9 and Company are documented below. Performance of the parties'obligations hereunder are expressly contingent upon the validity of the assumptions. To the extent that the invalidity on an assumption delays or prevents the performance by a party of any of its obligations hereunder, the parties agree to negotiate in good faith a Change Order to accommodate the changed circumstances. In the absence of such a Change Order, any delay or nonperformance reasonably caused by an invalid assumption shall be excused.

a. Company will provide any hardware required for the performance of the Services. The hardware must be available and on Company's communication network by the start of Phase 2. Delays due to the non-availability of the system once Z9 is on site will be subject to a Change Order or, in the absence thereof, excused.

b. Company will provide a dedicated Project Manager who will be the one point contact for Z9 during the performance of the Services. Weekly status reports will be sent to the Project Manager including project hour burn sheets. Delays due to system downtime, non-availability of Company personnel to validate data or to finalize business requirements will be communicated to the Project Manager. Appropriate Change Orders may need to be incorporated to account for these delays. Adequate notice to Z9 will be required in case of delays.

c. Company will provide Z9's personnel with office space, telephones with long-distance capabilities, broadband Internet access, printers, network names and passwords, and space on a shared drive to store project documentation.

d. Company's network system administrator will be responsible for configuration of the network, ongoing support of the network, implementation of any Services-related hardware or software, and maintaining the network and related communications.

e. Company has existing backup and recovery systems in place, and implementation of the Services will be included in these systems.

f. Z9 will have remote access to Company's hardware as needed in performing the Services. This includes VPN software and any necessary firewall rules to enable remote access.

4. Duration.

a. <u>Estimated Time Frame</u>. The estimated period of performance for the Services shall be as follows:

i.	<u>Phase-1</u>: Requirements	45 days	$90,000
ii.	<u>Phase-2</u>: Solution Definition	109 days	$218,750
iii.	<u>Phase-3</u>: Design/TSD	102 days	$205,000
iv.	<u>Phase-4</u>: Build & Test	185 days	$370,000
v.	<u>Phase-5</u>: Systems Testing	(included)	
vi.	<u>Phase-6</u>: Transition	82.5 days	$165,000

b. <u>Estimated Days and Costs.</u> The second and third columns above are the estimated number of man-days to be expended on the project and the estimated value of those services. ZenVault will not be charged these costs; the amount to be paid by ZenVault to Z9 Services Group is limited to the amount as set forth in paragraph 1(b), above.

c. <u>Variables</u>. Z9 will make commercially reasonable efforts to complete the Services in the estimated time frames. Notwithstanding the foregoing, however, Company recognizes that Z9's ability to meet any such estimates may be dependent upon a number of factors, including but not limited to Company satisfying its obligations hereunder, including its obligations in Phase 1-6, in a timely manner. Estimates of the duration of the Services are estimates only, and the actual time to complete the Services may be more or less.

5. Location.

The Services shall be performed at the following location(s):

i. Z9's Headquarters—Castle Rock, Colorado
ii. Z9's Technology Development Center—Foster City, California
iii. Company's Office— Castle Rock, Colorado

EXHIBITS:

"A" ZenVault Executive Summary
"B" Z9s Summary of Hours
"C" ZenVault Preferred Series "A" Stock Provisions

IN WITNESS WHEREOF, the parties have caused this Work Order to be signed and accepted by their duly authorized representatives as of the date indicated below.

Z9 Services Group, LLC ("Z9")   **ZenVault Medical Corporation ("Company")**

By: _____   By: _____

Printed Name: _____ ALAN GILL _____   Printed Name: _____ JOHN BONDORF _____

Title: _____ CEO _____   Title: _____ CHAIRMAN _____

Date: _____   Date: _____ 12-15-2010 _____

EXHIBIT A TO

PROFESSIONAL SERVICES WORK ORDER

ZENVAULT EXECUTIVE SUMMARY



ZenVault Medical

Executive Summary

December 21, 2010

ZenVault Medical

Executive Summary

Date:	December 21, 2010
Project Name:	**ZenVault Medical**
Development:	**ZeroNines® Technology, Inc**
Contacts	John C Botdorf, Chairman, Finance and Legal +1.303.810.7719
	Alan Gin, CEO, Technology +1.650.619.9439
Email Address:	john@ZeroNines.com alan@ZeroNines.com
Address:	450 East Happy Canyon Road Castle Rock, CO 80108
Company Website:	www.ZeroNines.com

The ZenVault Medical Opportunity

ZenVault Medical will be an in-depth Personal Health Records (PHR) portal specifically geared to appeal to consumers.

ZenVault Medical will differ markedly from other digital resources for storing, retrieving, and maintaining medical records because of its focus on consumers. Although at first ZenVault Medical may seem similar to the much-discussed Electronic Medical Records (EMR) applications, it is significantly different from EMR and addresses a different market.

EMR has garnered a lot of attention in the past two (2) years, but it is essentially for medical practitioners—hospitals, clinics, etc.—and its features, functions, and goals are driven from their perspective. There has been much written about how much money the medical industry can save if a National EMR database were shared amongst healthcare practitioners, hospitals, clinics, and the rest of the medical community. The same amount of ink has been spilled complaining about why it's taking so long for EMR to take off. Fundamentally, this delay is due to tremendous implementation costs and the amount of doctors' precious time it would take to digitize paper records. Rather than expend time trying to perfect yet another new EMR approach and convince doctors to participate, ZenVault Medical takes a progressive, disruptive view of the industry and instead empowers the consumer by putting their own personal medical records into their hands. The consumer now has the power to determine what is important to track and who is allowed to share their records. The records are portable, accessible anytime, anywhere through desktop computers and smartphones like the Apple iPhone. And the records are always available and secured in multiple geographically dispersed sites for protection.

What distinguishes ZenVault Medical PHR from other EMR portals is the technology the portal is built upon. Unlike existing portals, ZenVault Medical utilizes ZeroNines® Technology, Inc.'s patented Always Available™ technology (Always Available Engine Version 5.0) coupled with ZeroNines' CloudNines™ and VirtualNines™ technology for cloud-based processing and virtualized servers (visit www.zeronines.com for full descriptions.) The portal design team is also developing a proprietary storage solution that reduces bandwidth use and, combined with the CloudNines and VirtualNines solutions, will drive down the cost per user.

The finished product will be a next-generation portal, capable of scaling, managing, and adding customers at price points lower than possible today. The result of this application of advanced technology is a lower cost-per-user business model built on infrastructure that is more reliable, faster, and more scalable. The benefit to the portal customer is a better, faster, cheaper and highly secure user experience.

ZenVault Medical shareholders will have the advantage of a proven management team that has spent over $9M designing, testing, and implementing the ZeroNines solutions for high availability of traditional servers and data centers, in the cloud, and within virtualized server environments. The combination of these newer technologies provides a competitive advantage in controlling pricing and thereby increasing market share.

The current projection is to complete all three phases of the portal by Q4 of 2010. It is expected that the ZenVault Medical platform will create shareholder value not only in the execution of the consumer-focused PHR/EMR model, but also in the potential value of the assembled platform. This creates two key exit possibilities. One is the possibility of building, marketing, and operating an independent EMR content platform using the ZenVault Medical infrastructure as the foundation. The other option could center around an EMR vendor or vendors looking to acquire a superior technology platform to gain an advantage over their competition.

The Case for a Business Model

The Wall Street Journal reports that only about 10% of the nation's hospitals and less than 7% of doctors' offices have full-fledged electronic medical records. And those that have electronic records typically don't share them with others unless they're part of the same health system. Among the reasons: With dozens of different vendors, information systems often can't easily talk to each other. In addition, healthcare providers often view their information about patients as proprietary. And concern about violating privacy laws has made many hospitals reluctant to join information-exchange efforts. This has made it difficult for a public increasingly dependent upon electronic records, mobile applications, and smartphones to get mobile access to want may well be the most important collection of data in their life.

ZenVault Medical is the Company with the technology and experience to answer these challenges. ZenVault Medical was created and is run by a group of individuals with expertise in finance, data delivery, data management, and highly advanced software design—a group that, on the one hand, can envision a data management solution that is purely visionary, but then, on the other hand, through careful strategic implementation and patience, can transform the visionary into something tangible and real. In this case, the vision is for a PHR system that leverages strict data handling protocols such as those found in the highly regulated financial world, is always available anytime anywhere, and is accessible to consumers through their personal computers and mobile devices. This vision will be made tangible through implementation of proven and patented Always Available™ FailSafe technology. The envisioned PHR solution combines the benefits of ZeroNines FailSafe technology with an audience of customers that is ready for a market leader in PHR/EMR content delivery.

Why PHR for Consumers?

The days are long gone when the family doctor down the road cared for a person from cradle to grave and kept their medical history in one neat file. The realities of today's medical care establishment and a very mobile population mean that by the time a person reaches age 40, medical records are typically scattered among many offices and systems. No single doctor or clinic is likely to have the complete picture.

An illness or injury of even moderate severity, particularly when it occurs away from home, stimulates the sudden need to gather all the most important elements of the medical history, particularly if the patient is a child. The treating doctors need to know as much about their patient as possible, yet the patient is a virtual stranger. What information is available is probably incomplete, and the patient may be unable to fill in the gaps from memory. This can contribute to delays, doubts, misdiagnosis, and potentially even hazardous treatments.

An individual's health and even their very life is in far less risk if they can hand over a complete medical history – or even a good summary – at a moment's notice. Privacy issues and delays for permission are greatly mitigated because the information is coming straight from the ultimate privacy arbiter: the patient himself.

ZenVault Medical enables consumers to access their complete medical records anytime, anywhere through their computer or smartphone. This includes lab reports, x-rays, scans, prescriptions, a rolodex of contact information, and any other important document. Furthermore, their smartphone will provide instant access to a pre-filled-out ZenVault Medical Universal Health Form, a summary form that takes the place of the medical history overview form required by virtually all practitioners before any doctor visit.

Consumer benefits can be summed up as follows:

- Increases peace of mind whether at home or traveling
- Saves time and hassle
- Saves lives by giving doctors clear and complete information
- Helps protect the well-being of children and dependents
- Decreases paperwork
- Helps prevent delays in treatment
- Helps prevent inappropriate or harmful treatments
- Enhances medical privacy
- Improves quality of life and increases independence of the elderly and infirm
- Empowers patients to control their medical care and medical privacy

ZenVault Medical: Use Cases

The following use cases illustrate the benefits consumers can realize through ZenVault Medical.

Scenario: Patient is on a First Visit to a New Healthcare Professional
An initial visit to doctors, dentists, physical therapists, personal trainers, chiropractors and other health professionals is often taxing on patients who are ill, in pain, or distressed in other ways. Yet the healthcare provider must first gather information, and providing treatment is of secondary concern. ZenVault Medical puts the entire medical history at the patient's fingertips, and makes it easy for the patient to provide all that information to the healthcare provider in advance of the visit. The doctor can review the full history and get to know the facts of the case before the patient walks through the door. Thus, their first interaction is about treatment rather than paperwork.

Scenario: A Returning Patient Must Fill Out the Standard Health Information Data Sheet: A.K.A "The Clipboard"

Even for returning patients, the first twenty minutes of a doctor visit usually involves updating the doctor's records, using the standard form on the infamous "Clipboard." This is typically a source of patient stress because it delays treatment, takes up valuable time, and taxes the memory. Who can remember the dates of immunizations, tests and visits to the hospital? What is the cost of providing an incomplete or inaccurate report? ZenVault Medical for the Smartphone provides instant access to the ZenVault Medical Universal Health Form, which the patient can update in advance and email or fax directly to the office while still at home or in the waiting room.

Scenario: The Caregiver for Other Family Members
Dad takes the three kids to the doctor, a job Mom used to handle. The kids have the flu. The nurse asks for an update of all of the kids' health histories and hands him The Clipboard with three forms on it. Which one got the tetanus shot after the encounter with the rusty nail? Which one got booster shots before camp last year, or was it the year before? Which one is prone to ear infections? And how is he going to get all three forms filled out in the next twenty minutes with three feverish, unhappy children trying to lie in his lap? The ZenVault Medical Universal Health Form can be filled out in advance, at a convenient time when both Mom and Dad can collaborate on an accurate history. And for the next visit, they just need to update each form with the latest developments.

Scenario: An Unconscious Patient in the Emergency Room
A patient who can't speak for himself or herself is an unknown landscape of potential medical problems and complex interactions. In addition to the immediate crisis, the patient has a lifetime of accumulated injuries, illnesses, drug sensitivities, and other conditions. ZenVault Medical enables ambulance or emergency room staff to tap into the ZenVault Medical network and find out whether their patient is a ZenVault Medical customer. If so, the emergency room staff can call up a list of that person's emergency contacts, and also existing doctors and medical records if the customer has enabled this. The emergency room staff could meet the patient at the door already knowing his or her most important medical facts. They can identify existing conditions and consult with current doctors minutes, hours or even days faster than previously possible, a lifesaving capability. And a less seriously ill patient can avoid spending twenty minutes filling out The Clipboard, speeding their treatment.

Scenario: Increasing Independence of the Elderly and Disabled
Thousands, perhaps millions, of elderly and disabled citizens suffer from various health problems like diabetes, heart conditions, and seizures. Many of these people are reluctant to leave the house even though they are still healthy enough to lead an active life. After all, if they have one of their episodes or have an accident, will anyone around know how to take care of them? Depression and other forms of declining health often result, as such people cautiously choose to stay at home, missing out on needed exercise and social contact. ZenVault Medical gives the elderly and infirm the confidence to get out and do things they enjoy, because they know that their medical records are available at all times. Even if they don't have a smartphone, they can provide doctors or emergency room staff with a code that will open up their medical records and lead to prompt and appropriate treatment if something should happen.

Scenario: Filling out or Updating Insurance Forms
The average American changes insurance providers every few years and has other reasons to provide a summary of their medical history. Many events require the customer to provide their insurer with updated forms. ZenVault Medical enables the instant recall of any medical information the customer needs, making it quick and easy to fill out the forms insurance companies typically require.

Scenario: Keeping the Personal Health History Current all the Time
Keeping paper records up to date is difficult. Addresses change and need to be overwritten, lab results received in the mail go missing, and photocopies of photocopies may be unreadable. And who ever has enough room in their filing cabinet? With ZenVault Medical, healthcare providers update your records for you. Just by sending an email to the ZenVault Medical account, the doctor's office can add lab results, prescriptions, diagnoses, x-rays, and any other document to the customer's medical record. Privacy is assured because without the customer's permission, no one can read these files.

Scenario: Getting Started with ZenVault Medical
When a customer wants to get started with ZenVault Medical, all they need is to have their medical records scanned and then email them to their ZenVault account. PDF documents are perfect for ZenVault, and JPEG is perfect for imaging like x-rays and MRIs. Customers can do this themselves, or have their doctors take care of it.

Scenario: Monitoring Access and Safeguarding Privacy
If a ZenVault customer chooses to grant access to medical records, he or she can monitor who actually logs in to read their documents. For example, a patient could give his or her physical therapist permission to read emergency room records from after a car wreck. This same patient could block both the emergency room and the physical therapist from seeing records from his or her psychiatrist. Yet all might have access to the ZenVault Medical Universal Health Form so they can spot potential drug interactions or other hazards. And a full log is kept of all access, detailing who read or uploaded which records and on what date. The patient is always in control and aware of who is viewing which documents.



ZeroNines Always Available™ Portal Framework

Product Differentiation Description

ZeroNines was formed in November of 2001 for the purpose of developing the most advanced technology available for managing, processing, storing, and subsequently protecting and scaling the digital transaction. ZeroNines' founders saw that any entity looking to conduct large-scale business over the internet would require a data delivery and management model that protects data and business applications from disastrous downtime caused by random accidents, natural disasters, equipment failure, human error, and the like. This Internet-based business model is quickly rising to dominance, and can be seen in the plethora of Software-as-a-Service (SaaS) offerings from software and business services providers the world over. One can also see the dangers inherent in this paradigm in light of the many well-publicized downtime events that happen every month among even the leading names: RIM/BlackBerry, Salesforce.com, Amazon, Google, and so forth.

This distributed computing and Web services business model must operate seamlessly on top of and alongside next-generation technologies such as server virtualization and the Cloud. Virtualization and Cloud technologies have become indispensible to the new SaaS

business model because they have the potential to greatly reduce the cost per transaction, a critical consideration when looking at hundreds of millions of transactions per year. The downside to them is that they add new levels of complexity; when more technologies are designed into a technology roadmap, the statistical likelihood increases for additional problems such as unplanned maintenance, unplanned downtime, security breaches, rising storage costs and conflicting integration issues. This is where ZeroNines comes in.



ZeroNines Always Available™ Portal Architecture

We recognized the world would have to migrate to the distributed computing model in order to convert the relative inefficiencies of high cost labor into significantly lower operating costs through computing processes. ZeroNines set out to essentially build from scratch an entire Internet-based digital operating system. Among other feature sets, this patented architecture (what we call Always Available™, Version 5.0) provides an always available and highly secure architecture that is designed to protect some of the most robust applications in the world: e.g. the Pentagon and the world's largest banking institutions. Always Available can ensure virtually 100% availability of mission critical information, data, applications and transactions.

ZeroNines' robust pedigree, ability to optimize operating costs, and virtualization/Cloud friendliness make it the ideal foundation for designing, building, and deploying a highly secure and scalable portal capable of serving millions of users. Since ZeroNines designed and owns the digital operating software platform necessary to construct and manage a large scale portal, we are uniquely qualified to provide not only the most advanced portal but also portal feature sets that are not available from any other company, including IBM and HP. We may be the only technology company that can provide cradle-to-grave services to design, scale, and protect the digital transaction in real time through multiple locations.

Other companies must use technology that is outdated or they must outsource certain portions of the technology food chain and then add a mark up. Both approaches add inefficiency and cost, and increase the potential for failures.

In contrast, ZeroNines owns 100% of its software code. ZeroNines is therefore well positioned to provide a lower overall cost for a superior product, particularly when it counts the most: when an enterprise has to plan for millions of users coming online with sensitive data.

Technology Description

Our technology has three primary modules designed to manage and protect internet based commerce.



Continuity Module	Transaction Capture Module	Rebuild Module
Maintains business continuity. Prevents applications and data from going offline.	Maps all transactions. Tracks and records every transaction for security and to facilitate the automatic rebuild process.	Restores other servers. Replays transactions so other entities can be rebuilt to the same logical state.

The first module is the **Continuity Module**, which can run critical applications in real time in more than one location. This allows the enterprise to provide an "always on" capability. With this module there is no need for a traditional disaster recovery plan because our technology is proactive rather than reactive, and prevents downtime in the first place despite accidents or failures that would otherwise bring down applications or data. If one server, virtual server, or entire site fails, the other entities in the array simply continue processing all transactions. There is no interruption for the end user, and all protected applications maintain continuity of service.

The second module is the **Transaction Capture Module**. This module allows the enterprise to map and record every transaction in real time in more than one location, thus providing a detailed accounting of every transaction. This real-time record of each

transaction can be used to restore failed servers after the disaster is over. It eliminates the slow and costly reconstruction process that can often take days or weeks under traditional disaster recovery systems. This module also provides compliance capability for public or high profile businesses that are obligated to provide accurate record keeping to their stakeholders or government regulators.

The third module is the **Rebuild Module**. It allows an enterprise to rebuild a failed server or network node by automatically reprovisioning it with not only the data that was on the server before the failure, but also with the transactions it missed while it was down. ZeroNines brings a restored server or node back to the same logical state and level of readiness as the other server nodes. Many technologists felt it was not possible to achieve an automated process to rebuild a downed node. Functionally speaking this is like pressing a button to automatically rebuild a building after a fire. ZeroNines can automatically restore a failed data center at a fraction of the cost of manually recreating all of the lost data and inputting it back into the system.

Technology Summary

These three modules collectively allow an enterprise to take full control of its web portal. They eliminate the portal's dependence on expensive third party recovery systems, virtually eliminate unplanned application downtime, cut costs, and increase overall user satisfaction through unprecedentedly high availability. Increased customer confidence and lack of expensive downtime generally translate into rapid ROI and a more profitable business. They also enable cost-effective scalability on demand, since the enterprise can leverage the benefits of virtualized environments and the Cloud.

This is a uniquely powerful technological foundation for portal creation, and only ZeroNines possesses it. With the addition of key staff members, ZeroNines is well positioned to design and build its own world-class online portal to whatever specification and design is required. ZeroNines, its investors, and its customers can be confident that such a portal will exhibit all the performance, flexibility, scalability, and high traffic capacity required of a service or application serving a market of hundreds of millions of people. Furthermore, the CloudNines™ product positions the company to build and launch state-of-the-art Cloud deployments, and the VirtualNines™ product will enable the company to benefit from the cost savings afforded by significantly reducing hardware dependencies. ZeroNines is now Microsoft and VMWare certified, giving all players the assurance that we have passed several key benchmarking tests to operate in large scale environments including high-volume portals.

The ZeroNines team has significant experience in designing, implementing, and managing large scale technology projects. We have worked together as a Company for nearly ten years and the Founders each have 25 years experience in technology invention and management. We have designed, patented, and have now deployed one of the industry's most robust and reliable web based platforms which includes our own proprietary

software. This platform is ideally suited to be the foundation of a high-volume portal, it is patented, and it is certified by industry bell-weathers.

ZeroNines Management Experience

For detailed résumés see Appendix A of this document, or visit the ZeroNines website at www.zeronines.com.

Alan Gin and Keith Fukuhara, the founders of ZeroNines and creators of its technology, have significant experience in designing fault tolerant computer systems, creating and deploying internet operating systems, and integrating disparate systems to create business solutions out of emerging technologies and trends. Their technology experience includes significant positions with AT&T, Hitachi Data Systems, PricewaterhouseCoopers, StorageTek, and Wang Laboratories. Their Always Available™ operating system has been identified as highly disruptive to the current market. Most estimates for reconstructing the ZeroNines IP run well beyond $50M with a minimum of five years effort, assuming the right team could be found.

John Botdorf, the Chairman of ZenVault Medical, has 30 years of M&A experience having managed, invested, advised, built, and sold four different companies from inception to product launch and/or final sale. They include American Cellular US, Booster Pac, Crown Pointe Center, and ZeroNines. The first three projects returned many times the original invested capital to investors. Mr. Botdorf has overseen over $8.5M in raised capital for ZeroNines and is closing on another $3.5M as of this date. Mr. Botdorf has set up the capital structure for ZenVault Medical and is currently helping the Company raise $5M in a Series A Round. Mr. Botdorf has completed over $1B in public and private equity/debt transactions since 1983.

Name	Age (as of 12-21-10)	Description
John Botdorf	50	Chairman, Board of Directors and Acting Chief Financial Officer Mr. Botdorf has held the title of Chairman and Chief Executive Officer for private and public companies for the last two decades. Mr. Botdorf's years of experience as a CEO, consultant, managing partner and investor within various high tech, manufacturing and real estate ventures adds significantly to our leadership. Over the past 27 years, Botdorf has successfully negotiated in excess of $1 billion dollars in equity and debt transactions. Mr. Botdorf was awarded a Bachelor of Science degree in Business Administration in 1983 with a double major in Finance and Real Estate from California State University at Northridge. Under Mr. Botdorf's direction, ZeroNines Technology has raised $11.5 million in angel capital since 2001 and he is now raising capital for ZenVault Medical.
Alan Gin	54	Director, Chief Executive Officer, President and Secretary Mr. Gin has twenty-two years of experience in the industry, and has an ability to form and direct goal-oriented, multi-disciplined teams to create and deliver complex futuristic systems. Mr. Gin attended Hawaii Pacific University in pursuit of a Bachelor of Science in Business Administration from 1974 to 1978. He is a charter member of Novell's Consultant Advisory Board, and managed PricewaterhouseCoopers' participation in the development of *The Redbook* on *Security and Control for Novell Netware*. Mr. Gin has lectured, co-authored and conducted classes on designing and auditing networks, client-server strategies and implementing financial systems. Mr. Gin is listed in *Who's Who in the Computer Industry* for his contributions in designing and implementing mission-critical financial applications on controlled global area networks.
Keith Fukuhara	48	Director and Chief Technical Officer Mr. Fukuhara brings over 15 years of experience in the Focused Solutions and Systems Integration industries with companies such as Hitachi Data Systems. Mr. Fukuhara was responsible for documenting the technical configuration and business benefits for the Northern storage area network (SAN), and served as part of Hitachi Data Systems' Solutions Factory. Mr. Fukuhara holds a Bachelor of Science degree in Computer Sciences from San Francisco State University. He also holds certifications in Checkpoint Firewall-1, Novell Netware and Constellar Data Exchange Engine.
Samson Kwok Peter Loughlin Matt Pavlovcic David Shue Josephine Zhao	Various	ZenVault Medical Architectural Design and Programming Team The talented team of professionals who have designed and developed the ZenVault Medical site have more than 75 years of combined experience in the development of computer technology that works without downtime, and presents an artistic and friendly user interface—a rare combination of technological knowhow and marketing savvy.
Mike Tarutis	54	Vice President, Legal Affairs Mr. Tarutis has been in private legal practice since 1997, advising founders, officers and directors of start-up and emerging companies on regulatory matters, corporate governance and corporate securities, particularly drafting and assisting in fulfilling private placements (more than 75 PPMs drafted). Mike has advised on matters relating to public shells and complex contract management as well as participating in negotiations for mezzanine debt and equity offerings. Mike has also represented manufacturers as products liability defense counsel and has significant experience in intellectual property infringement and corporate litigation matters. Mr. Tarutis is a member of the California Bar and the Colorado Bar, and is a partner in Effusion Legal Group, LLLP.

Competition: There are two anchor competitors in the Personal Health Record field: Microsoft with its Microsoft Health Vault and Google with its Google Health. Both were launched in 2008. The challenge for both behemoths is that they have been plagued by recurring outages and by their poor reputations in the area of personal data privacy. Both companies are known to "scan" consumer data (including emails) for marketing purposes, leading to a degree of distrust among consumers. Both companies are also known competitors of Apple and are disinclined to release applications that are supported by Apple's enormously popular iPhone; by shunning the leading smartphone they significantly limit the potential for public adoption of their proprietary applications. For although any PHR portal from ZeroNines, Microsoft, Google or other provider will certainly be heavily accessed through traditional desktop computers, it is smartphone access that will give them their true value. After all, most accidents, doctors visits, and medical emergencies occur when someone is not in their own living room or office.

The lackluster reception of these two large entries with their dubious accessibility and privacy practices means that the PHR field is still in the early stages of development, with the market wide open for a consumer solution that addresses consumer needs in a trustworthy fashion. This gives ZenVault Medical an early adopter, first-to-market head-start over other consumer solutions that may arise. Increased iPhone market share, and the iPhone's increasing capacity and capabilities, are opening a global audience hungry for compelling apps. As in so many other areas, the iPhone will drive demand for a portal like ZenVault Medical as the public embraces the mobile lifestyle more closely, realizes the immense advantage to having one's medical records instantly available through a portable device, and begins to demand that the medical industry keep up. The field is also wide open within other smartphone markets like BlackBerry and Android. We do not believe the competitive landscape has all of the technology necessary to build a site as secure and robust as ZeroNines', thereby providing a unique opportunity to become the leader in Personal Health Records.

Competition Matrix

	ZenVault Medical	Google Health	Microsoft HealthVault
Web base	√	√	√
SSL Available	√	√	√
Free version	√	√	√
Premium version available	√		
iPhone app	√		
iPad app	√		
Emergency Medical Service (EMS) support	√		
Personal information stored in multiple, secure locations	√		

How ZenVault Medical Makes Money: The "Freemium" Revenue Stream Model

ZenVault Medical revenues are derived through a Freemium model, which offers:
1. A valuable free service which can be augmented by
2. Far more valuable services that are offered at a reasonable fee.

Customers will be acquired by offering them a FREE service level that enables them to create their ZenVault Medical accounts and upload a limited amount of data. Once customers are accustomed to the service, recognize its value, and desire the more advanced features, they can be converted to the PREMIUM service which is available at a fee.

The following table illustrates the Free and Premium options and the features of each.

	FREE	PREMIUM
ZenVault Medical Universal Health Form	Always Available and encrypted database	Always Available and encrypted database
ZenVault Medical EMS/Ambulance support	Full Access	Full Access
Medical Practitioner upload capability	No	Yes
Document allowance	None	500MB
Document Synchronization	None	PDF
Security features	Standard	SSL Encryption
Hide promotions	No	Yes
Family member support	No	Yes
Cost	Free	$5/month or $50/year

1) Free Service Level

The Free service level is based primarily on a simplified iPhone application that synchs to the ZenVault Medical site. Limited access through a desktop computer and website is also part of the Free service. The iPhone app will offer base functionality and limited file storage. Two compelling features will include a Universal Health Form and Emergency Medical Service (EMS)/Ambulance lookup

to see if the patient has a ZenVault Medical account. ZenVault Medical will establish an Emergency Social Network accessible only through authorized Emergency Medical Services providers. This feature can save time and lives when a patient is admitted and is unable to communicate his or her medical history.

2) Premium Service Level

The Premium offering provides the base functionality of the Free version, but builds on it by adding the following:

- Increased file storage to 500 MB
- Enables storage of files of multiple formats.
- *Premium E-Mail*—Based on ZeroNines' MailDAM technology (Data Authorization Manager), ZenVault Medical offers safe, secure email accounts tied to the customer's existing email accounts and the ZenVault Medical account. ZenVault Medical email is a safe, secure method for uploading medical records of all kinds.
- *Vault*—Based on ZeroNines' Always Available™ technology, the ZenVault data vault stores sensitive and private medical records in an encrypted state on multiple secure servers in diverse geographic locations. ZenVault Medical offers virtually 100% data and service uptime, a claim that cannot be matched by competitors.
- *EMS Network*—Enables Emergency Medical Services such as emergency room staff and ambulance staff to check for a ZenVault Medical PHR lookup during an emergency, saving valuable time and avoiding unnecessary tests.
- Improved desktop/web browser interface that enables full user-friendly access to all Premium features.
- Support for multiple family members including spouse, children and parents.



ZenVault Medical User Interface Best Practices

The ZenVault Medical web site design is streamlined, clean, and supports an all-important mission: not too much information. Many sites, in an attempt to impress the viewer with breadth of information, ruin the user experience and alienate their market by bombarding the visitor with too much information and distracting graphics that can cause sensory overload.

Careful use of web design and user experience best practices puts all the necessary information and navigation elements at the user's fingertips on uncrowded screens, providing a positive user experience and sowing customer confidence. Our goal is to help the user intuitively recognize that ZenVault Medical is their ideal and friendly-to-use PHR resource, and will support them as they deal with everyday recordkeeping and also with life's emergencies. This approach to design provides a welcome, peaceful trek through the massive amount of data and information available at ZenVault Medical.

Advertising is essential to providing the service at no charge to the casual viewer. Well-designed, first-rate artwork inhabits the opening page, with a slower than normal dissolve rate from advertiser to advertiser, not a fast-paced 10 to 24 changes per minute as with many sites. ZenVault Medical will create an advertiser style guide, and will only accept advertising artwork and messaging that meets our standards.

ZenVault Medical Login

The ZenVault Medical Login page emphasizes simplicity in design, reduced or no eyestrain, and very few or no rapidly moving advertising banners. The design is devoted to the serious business of medical recordkeeping, and puts several often-used functions close at hand, such as viewing medical documents, maintaining a calendar of medically related appointments, rolodex, and methods for sending forms to doctors including email, fax, and postal mail.

In the EMR world where things shift and change by the minute, the senses get a break here—we utilize a desk and folder metaphor in order to maintain a sense of simplicity and organization. This organization is carried on beyond login to all subsequent pages.





ZenVault Medical Universal Health Form

One of the most prevalent complaints we hear is that consumers are tired of constantly being asked to fill out a clipboard photocopy of a Medical Health Form which contains the same questions regardless of primary care physician, specialist or dental office. Having to fill this out anew before every medical appointment wastes time, adds to the paperwork load, is taxing on sick or injured people waiting for treatment, and worst of all can lead to incomplete or conflicting information, confusion, delays in care, and potentially improper or ill-advised treatment.

We decided to containerize the most common questions, create a form that can be updated easily, and then be emailed, faxed or printed for use at the next appointment. Why hasn't somebody thought of this? We did.

Here, the consumer can maintain a consistent and correct list of medications, past surgical procedures, chronic conditions, blood type, dates of past treatments, and all

other important health-related facts. Who can ever remember all the dates when important vaccinations were taken?

ZenVault Medical X-Rays

In this section the consumer posts x-rays, scans, and charts for safekeeping, easy retrieval, and easy review.



A Lesson From Social Networking

ZenVault Medical incorporates some of the advantages of online social networking to enable customers to share their information with medical care providers in an emergency. ZenVault Medical customers have the option of hooking themselves and their family members into a network of emergency responders. If that customer subsequently requires emergency care, emergency responders such as EMTs, ambulance staff, and emergency rooms who are part of the ZenVault Medical network can log in, ascertain whether that person is a ZenVault Medical customer, and gain access to selected information in the ZenVault Medical record. The ZenVault Medical customer can determine in advance exactly what information is available under what circumstances. For example, the customer may choose to make only their medical rolodex visible, or they may choose to open their ZenVault Medical Universal Health Form, medical rolodex, and list of medications. Access levels are set in advance by the customer, and access is available only through highly secure channels. And the customer can link other doctors or providers into their personal network of healthcare providers on the fly at any time – even from their hospital bed using their iPhone.



EXHIBIT B TO

PROFESSIONAL SERVICES WORK ORDER

Z9 SUMMARY OF HOURS

The following Methodology for delivering complex Systems Integration and Development projects was developed in 1990 and has gone through hundreds of best practices scenarios and modelling to estimate and deliver with accuracy our projects based on a thorough Phase 1 Requirements Analysis.

We track resource time by the hour and convert these hours into days. Our billable rate for this project will be blended to $2,000 per day plus reasonable and agreed upon expenses.

1. <u>Project Plan and Goals</u>: The goal of the Project is to design, build and test a commercial grade Portal which will operate in multiple cloud environmens and one physical data center colocation center suitable for installation and testing into a laboratory at the choice of ZV in October, 2010. The Project shall consist of the architectural concepts to be developed between ZenVault and ZeroNines, attached hereto as Exhibit "A;" the five phase development schedule attached hereto as Exhibit "B"

    a. <u>Critical Success Factors:</u> The Parties agree that the following Success Factors critically impact the success of this Project Plan:

    (i) There is currently no existing Personal Health Records application, cloud platform or business model to benchmark against; making time and cost estimates a challenge;

    (ii) Integration of ZenVault and ZeroNines will require significant time and resources by ZeroNines personnel.

    (iii) Availability of ZeroNines personnel and resources.

2. <u>The Development Product phases are:</u>

- <u>Phase I: Requirements Analysis</u>: The purpose of this phase is to define key user requirements, identify technical alternatives and recommend the best solution.

    o Key inputs and consideration include defining the project charter, understanding the targeted business model including product intelligence (differentiation).
    o The key outputs from this phase are the Product Requirements/Specification and System Prospectus which will be used to further define the estimated resources for the completion of the Project.

- <u>Phase II: Solution Definition</u>: The purpose of this phase is to define what the installed system will look like, to convert conceptual design to physical design, and to enable the cooperating Parties to build a superior quality solution.

    o The key inputs acquired from Phase I System Requirements Analysis are the System Prospectus and Product Requirements/Specification.
    o The key output from this phase is the System Delivery Specification.

- <u>Phase III: Design</u>: The purpose of this phase is to convert "what we are going to do" to "how we are going to do it," defining the implementation units and producing realistic system tests.

    o The key input acquired from Phase II completion is the System Delivery Specification which determines architectural considerations to ensure we balance performance and flexibility.

- o The key output from this phase is the Protocol Interface Specification.

- **Phase IV: Build and Test**: The purpose of this compounded phase is to code implementation units, test and integrate components of the application and consolidate technical documentation.

  - o The key inputs for these phases are Protocol Interface Specification, Protocol Interface Integration and System Acceptance Testing
  - o The key outputs from this phase are Technical System Design and Acceptance Testing

- **Phase V: Transition**: The purpose of this phase is to successfully implement and launch a formal pilot.

  - o The key inputs for this phase are the Technical System Design and System and Acceptance Testing.
  - o The key output of this and all Phases I through V is an Accepted System.



EXHIBIT B

PHASES

I. Requirements Analysis | II. Solution Definition | III. Design | IV. Build and Test | V. Transition

MODULES / TASKS

Project Planning & Initiation (PPI)

Systems Requirements Analysis (SRA)
1. Confirm Project Scope
2. Establish User Needs
3. Model Process and Data Requirements
4. Establish Requirements
5. Analyze Solution Alternatives
6. Recommend Solution

Product Evaluation & Recommendation (PER)
1. Identify Application Product Requirements
2. Identify Technology Product Requirements
3. Seek Vendor Proposals
4. Evaluate Vendor Responses
5. Recommend Product

System Delivery Specification (SDS)
1. Complete Conceptual Model
2. Define User Interface
3. Specify Subsystems
4. Specify Data Requirements
5. Complete System Specification
6. Specify Data Conversion System
7. Complete Delivery Specification
8. Review Delivery Specification

Protocol Interface Specification (PIS)
1. Document Application Data Flow
2. Capture Application Protocols
3. Analyze Protocol States
4. Design Protocol Interface

Technical System Design (TSD)
1. Establish Technical Framework
2. Design System Framework
3. Design System Components
4. Design Data Bases
5. Design Data Conversion System
6. Package for Development
7. Specify Operational Requirements
8. Produce Test Specifications
9. Package Technical System Design Document

Protocol Interface Integration (PII)
1. Review Protocol Interface Design
2. Prototype Protocol Interface
3. Develop & Test Interface Units
4. Evaluate and Performance Tune Units

Technical Procedure Development (TPD)
1. Review / Confirm Technical System Design
2. Prepare Development & Testing Environment(s)
3. Develop & Test Implementation Units
4. Prepare Operations Procedures
5. Perform Integration Tests
6. Train Operations Staff
7. Consolidate Technical Documentation

User Procedure Development (UPD)
1. Complete User Procedure Development Plan
2. Prepare User Procedures
3. Fulfill User Staff Requirements
4. Fulfill User Resource Requirements
5. Develop User Training Program
6. Conduct User Training
7. Consolidate user Procedures

System & Acceptance Testing (SAT)
1. Prepare System Tests
2. Create System Testing Environment
3. Perform System Tests
4. Prepare Acceptance Tests
5. Prepare Production Environment
6. Perform Acceptance Tests
7. Accept System

Transition (TRA)
1. Update Transition Plan
2. Convert Automated Data
3. Prepare for Manual / Mixed Data Conversion
4. Convert Manual / Mixed Data
5. Establish Manual Procedures
6. Establish Automated Procedures
7. Cut Over to New Procedures
8. Review Production System

DELIVERABLES

Module	Deliverables
PROJECT PLANNING & INITIATION	PROJECT CHARTER; PROJECT PLAN
SYSTEM REQUIREMENTS ANALYSIS	SYSTEM PROSPECTUS
PRODUCT EVALUATION & RECOMMENDATION	PRODUCT RECOMMENDATION; PRODUCT SPECIFICATION
SYSTEM DELIVERY SPECIFICATION	SYSTEM DELIVERY SPECIFICATION
PRODUCT ACQUISITION & INSTALLATION	
TECHNICAL SYSTEM DESIGN	TECHNICAL SYSTEM DESIGN
TECHNICAL PROCEDURE DEVELOPMENT	INTEGRATION TESTED SOFTWARE; TRAINED OPERATIONS STAFF; TECHNICAL PROCEDURES
USER PROCEDURE DEVELOPMENT	TRAINED USER STAFF; CONSOLIDATED USER PROCEDURES
SYSTEM & ACCEPTANCE TESTING	ACCEPTED SYSTEM

4

Project Plan and Resource Level of Effort

Phase I. Requirements Analysis: (45-60 days) [$90,000-120,000]

Project Planning and Initiation (PPI)

System Requirements Analysis (SRA)
1. Confirm Project Scope
2. Establish User Needs
3. Model Process and Data Requirements
4. Establish Requirements
5. Analyze Solution Alternatives
6. Recommend Solution

Phase II: Solution Definition (90-120 days) [$180,000-240,000]

System Delivery Specification (SDS)

1. Complete Conceptual Models
2. Define User Interfaces
3. Specify Subsystems
4. Specify Data Requirements
5. Complete System Specification
6. Specify Data Conversion System
7. Complete Delivery Specification
8. Review Delivery Specification

Protocol Interface Specification (PIS)
1. Document Application Data Flow
2. Capture Application Protocols
3. Analyze Protocol States
4. Design Protocol Interface

Phase III: Design/TAP (90-120 days) [$180,000-240,000]

Technical System Design (TSD)

1. Establish Technical Framework
2. Design System Framework
3. Design System Components
4. Design Data Bases
5. Design Data Conversion System
6. Package for Development
7. Specify Operational Requirements
8. Produce Test Specifications
9. Package Technical System Design Document

Phase IV: Build and Test (180-220 days) [360,000-$440,000]

Protocol Interface Integration (PII)

1. Review Protocol Interface Design
2. Prototype Protocol Interface
3. Develop and Test Interface Units
4. Evaluate and Performance Tune Units

System & Acceptance Testing

1. Prepare System Tests
2. Create System Testing Environment
3. Perform System Tests
4. Prepare Acceptance Tests
5. Perform Acceptance Tests
6. Accept System

Phase V. Transition (75-110 days) [$150,000-220,000]

1. Update Transition Plan
2. Convert Automated Data
3. Prepare for Manual/Mixed Data
4. Convert Manual/Mixed Data
5. Establish Manual Procedures
6. Establish Automated Procedures
7. Cut Over to New Procedures
8. Review Production System

Total average Level of Effort: <480-630 days> [$960,000-$1,260,000]

Phase I. Requirements Analysis (Concept): (30-45 days) [$60,000-$90,000]

Matt	Branding	100		
JZ		100		
Alan		100		
Fuk		40		
Samson		60	**Actual Days**	**At $2,000/day**
		400 Actual Hours	50	$100,000.00

Phase II: Solution Definition (Acceptance) (15-20 days) [$30,000-$40,000]

Matt	Branding and Color	80		
Peter		40		
JZ		175		
Alan		180		
Fuk		125		
Samson		175	**Actual Days**	**At $2,000/day**
		775 Actual Hours	96.875	$193,750.00

Phase III: Design/TSD (Implementation) (14-28 days) [$28,000-$56,000]

Matt	200		
Peter	100		
JZ	300		
Alan	100		
Fuk	80		
Samson	120	**Actual Days**	**At $2,000/day**
	900 Actual Hours	112.5	$225,000.00

Phase IV: Build and Test (Delivery) (75-111 days) [$150,000-$222,000]

Matt	Mtgs/Programming	175		
Peter		125		
JZ		700		
Alan		80		
Fuk		140		
Samson		400	**Actual Days**	**At $2,000/day**
		1620 Actual Hours	202.5	$405,000.00

Phase V: Transition (28-72 days) [$56,000-$144,000]

Matt	100		
Peter	75		
JZ	250		
Alan	60		
Fuk	100		
Samson	175	**Actual Days**	**At $2,000/day**
	760 Actual Hours	95	$190,000.00
		556.875	$1,113,750.00

Total average Level of Effort: <162-276 days> [$324,000-$552,000]

4455	556.875	$1,113,750.00
Total Hours	**Total Days**	**Total Fees**

Technical System Design (TSD)

1. Establish Technical Framework
2. Design System Framework
3. Design System Components
4. Design Data Bases
5. Design Data Conversion System
6. Package for Development
7. Specify Operational Requirements
8. Produce Test Specifications
9. Package Technical System Design Document

Phase IV: Build and Test (75-111 days) [$150,000-$222,000]

User Procedure Development (UPD)

1. Complete User Procedure Development Plan
2. Prepare User Procedures
3. Fulfill User Staff Requirements
4. Fulfill User Resource Requirements
5. Develop User Training Program
6. Conduct User Training
7. Consolidate User Procedures

Technical Procedure Development (TPD)

1. Review /Confirm Technical System Design
2. Prepare Development & Testing Environment
3. Develop & Test Implementation Units
4. Prepare Operations Procedures
5. Perform Integration Tests
6. Train Operations Staff
7. Consolidate Technical Documentation

System & Acceptance Testing (SAT)

1. Prepare System Tests
2. Create System Testing Environment
3. Perform System Tests
4. Prepare Acceptance Tests
5. Perform Acceptance Tests
6. Accept System

Phase V: Transition (28-72 days) [$56,000-$144,000]

1. Update Transition Plan
2. Convert Automated Data
3. Prepare for Manual/Mixed Data

4. Convert Manual/Mixed Data
5. Establish Manual Procedures
6. Establish Automated Procedures
7. Cut Over to New Procedures
8. Review Production System

Total average Level of Effort: <162-276 days> [$324,000-$552,000]

Phase I. Requirements Analysis (Concept): (30-45 days) [$60,000-$90,000]

Matt	Branding	100		
JZ		100		
Alan		100		
Fuk		40		
Samson		60	**Actual Days**	**At $2,000/day**
		400 Actual Hours	50	$100,000.00

Phase II: Solution Definition (Acceptance) (15-20 days) [$30,000-$40,000]

Matt	Branding and Color	80		
Peter		40		
JZ		175		
Alan		180		
Fuk		125		
Samson		175	**Actual Days**	**At $2,000/day**
		775 Actual Hours	96.875	$193,750.00

Phase III: Design/TSD (Implementation) (14-28 days) [$28,000-$56,000]

Matt	200		
Peter	100		
JZ	300		
Alan	100		
Fuk	80		
Samson	120	**Actual Days**	**At $2,000/day**
	900 Actual Hours	112.5	$225,000.00

Phase IV: Build and Test (Delivery) (75-111 days) [$150,000-$222,000]

Matt	Mtgs/Programming	175		
Peter		125		
JZ		700		
Alan		80		
Fuk		140		
Samson		400	**Actual Days**	**At $2,000/day**
		1620 Actual Hours	202.5	$405,000.00

Phase V: Transition (28-72 days) [$56,000-$144,000]

Matt	100		
Peter	75		
JZ	250		
Alan	60		
Fuk	100		
Samson	175	**Actual Days**	**At $2,000/day**
	760 Actual Hours	95	$190,000.00
		556.875	$1,113,750.00

Total average Level of Effort: <162-276 days> [$324,000-$552,000]

4455	556.875	$1,113,750.00
Total Hours	**Total Days**	**Total Fees**

Phase 1	June	July	August	Sept	Oct	Nov	Dec	Project Total
MP	60	40						100
PL	40	60						100
JZ	60	40						100
AG	20	20						40
KF	20	40						60
SK								
Sub Total	200	200	0	0	0	0	0	**400**
Phase 2	**June**	**July**	**August**	**Sept**	**Oct**	**Nov**	**Dec**	
MP		80						80
PL		40						40
JZ		175						175
AG		180						180
KF		125						125
SK		175						175
Total	0	775	0	0	0	0	0	**775**
Phase 3	**June**	**July**	**August**	**Sept**	**Oct**	**Nov**	**Dec**	
MP			160	40				200
PL			80	20				100
JZ		10	250	40				300
AG			80	20				100
KF			60	20				80
SK			80	40				120
Sub Total	0	10	710	180	0	0	0	**900**
Phase 4	**June**	**July**	**August**	**Sept**	**Oct**	**Nov**	**Dec**	
MP				80	80	15		175
PL				80	20	25		125
JZ				220	220	260		700
AG				40	40			80
KF				60	60	20		140
SK				160	160	80		400
Sub Total	0	0	0	640	580	400	0	**1620**
Phase 5	**June**	**July**	**August**	**Sept**	**Oct**	**Nov**	**Dec**	
MP						40	60	100
PL						60	15	75
JZ						90	160	250
AG						20	40	60
KF						40	60	100
SK						80	95	175
Sub Total	0	0	0	0	0	330	430	760
Monthly Total	200	985	710	820	580	730	430	**4455**

EXHIBIT C TO

PROFESSIONAL SERVICES WORK ORDER

ZENVAULT PREFERRED

SERIES A STOCK PROVISIONS

ZENVAULT MEDICAL CORPORATION CONVERTIBLE PREFERRED STOCK PROVISIONS SERIES "A"

Pursuant to the authority vested in the Board of Directors of the Corporation by Article One of the Corporation's Certificate of Incorporation, as amended, a series of Convertible Preferred Stock of the Corporation be, and it hereby is, created out of the authorized but unissued shares of the capital stock of the Corporation, such series to be designated Convertible Preferred Stock Series "A" (the "Preferred Stock"), to consist of up to ten million (10,000,000) shares, par value $0.50 (Zero and 50/100 Dollars) per share, of which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, shall be, in addition to those set forth in the Corporation's Certificate of Incorporation, as amended, as follows:

1. CERTAIN DEFINITIONS.

Unless the context otherwise requires, the terms defined in this paragraph 1 shall have, for all purposes of this resolution, the meanings herein specified.

1.1 **Capital Account.** For purposes of these Stock Provisions, the term "Capital Account" shall mean the total number of Common Stock shares each shareholder Convertible Preferred Series "A" Stock controls when taking into consideration the number of Common Stock dividend shares earned or in the alternative event, the number of Liquidation Preference Premium shares the shareholder is entitled, calculated either monthly in the case of dividend shares or at the rate of 50% of the original investment in the event of Liquidation Premium shares, as updated in a table by ZenVault management such that the company can readily calculate the fully diluted stock ownership of the Company on any given day, accurate to the last day of each month. For example, the Capital Account of a shareholder who has purchased 200,000 shares at $0.50 per share for an investment of $100,000 shall be entitled to either one (not both) of the following at the occurrence of a liquidation event or upon sale of the Company:

- **Annual Dividend Option.** All Series "A" Preferred Shareholders may elect to receive an annual dividend equal to ten percent of their original investment, i.e., a $100,000 investment will earn $10,000 per year convertible into Common Stock at $0.50 per share equal to 20,000 shares per year, which adds up to 120,000 additional shares over a six year period, for example.

- **Liquidation Premium Option.** In the alternative to the Annual Dividend Option, the Series "A" shareholder may elect, instead, to receive a 50% Liquidation Preference in either cash or Common Stock. In the event a cash option is chosen, the Series "A" shareholder shall receive either $100,000 cash investment plus an additional $50,000 in cash prior to any other stockholder distributions or, the shareholder may elect to receive the Liquidation Premium in the form of Common Stock equal to an additional 100,000 shares of Common Stock ($50,000 / $0.50 per share purchase price= 100,000 shares). If the liquidation premium option is chosen, the Series "A" shareholder may convert the liquidation preference premium into stock at the price of $0.50 per share (price fixed at $0.50 per share conversion price so long as Series "A" stock is outstanding) at which time the Company's obligation to the shareholder under Series "A" shall be fulfilled.

  For example, an investment of $100,000 at the time of a liquidation event would allow the Series "A" shareholder to $150,000 in a cash payout at the time of liquidation OR an additional 100,000 shares ($50,000 converted to stock at $0.50 per share = 100,000 additional shares) that can be sold at the price the stock is selling for at that time.

This record is kept for the purposes of allowing management to be fully informed as to the fully diluted status of the Company, and although such shares are "set aside" for the Preferred Series "A" shareholder, certificates will not be issued for the shares accumulated in the Capital Account until a Liquidation Event, the sale of the Company, a redemption of the Preferred Series "A" shares, or liquidation of the Company or the Series "A" class of shares as could occur under a number of circumstances, some of which are set forth herein.

1.2 **Common Stock and ZenVault Capital Structure.** The term "Common Stock" shall mean all shares now or hereafter authorized which has the right (subject always to the prior rights of any class or series of preferred stock or Founders' Common Stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.

For purposes of clarification, there are currently four classes of stock issued by ZenVault, with a specific order of priority in the event of liquidation or sale of the business or its assets:

- Preferred Series "A" Stock (this offering is Series "A") that is senior to nearly all debt and all other stock and is paid out first among all classes of stock. There is currently a debt obligation of $620,000 that is a lien in favor of ZeroNines Technology, Inc. for the construction of the ZenVault portal. This Note is senior to Series "A;" and will be paid with 50% of the revenues from ZenVault and/or 50% of the capital raised from this Offering until retired. Other than this debt the Series "A" Preferred Stock the most senior of all classes of stock and, under certain circumsyances, it may be subordinate to a $1,000,000 line of credit (future) as discussed herein below;
- Preferred Series "B: Stock has a single shareholder, ZeroNines Technology, Inc., and this class of stock is subordinate to Series "A" and will only receive a payout of its 50% liquidation preference premium following the liquidation of the Preferred Series "A" premiums. The Series "B" stock will be adjusted at the conclusion of the Series "A" offering such that the number of shares issued to the Series "B" shareholder(s) shall equal the number of Series "A" shares;
- Founders' Common Stock is a class of stock issued to the original founders of ZenVault and it carries a liquidation preference premium of 50% to be paid only after Series "A" and "B" are liquidated. The number of Founders' Common shares issued to the shareholders as a class will be adjusted at the conclusion of the Series "A" offering such that the number of shares issued in the Founders' Common class will equal the number issued to the Series "A" shareholders which is the same number to be issued to the Series "B" shareholders, making the three classes of stock in parity as of the closing of the Series "A" offering.
- Common Stock has no liquidation preference premium or enhanced dividend other than a dividend at the discretion of the Board of Directors and receives payout at liquidation following the three more senior classes of stock.

1.3   **Dividend Payment Date.** The term "Dividend Payment Date" shall have the meaning set forth in paragraph 2.2 below.

1.4   **Excluded Stock.** The term "Excluded Stock shall have the meaning set forth in paragraph 6.3, below.

1.5   **Issue Date.** The term "Issue Date" shall mean the date that shares of Series "A" Preferred Stock are first issued by the Corporation, anticipated to begin in the first quarter of 2011. Investors shall be credited with either the Liquidation Premium or the Annual Dividend, calculated from the day the Company receives and approves the investment.

1.6   **Junior Stock** The term "Junior Stock" shall mean the Common Stock and any other class or series of stock of the Corporation issued after the Issue Date not entitled to receive any dividends in any Dividend Period unless all dividends required to have been paid or declared and set apart for payment on the Preferred Series "A" Stock, followed by the Preferred Series "B" Stock, followed by the Founders' Common Stock shall have been so paid or declared and set apart for payment and, any class or series of stock of the Corporation issued after the Issue Date entitled to receive any assets upon the liquidation, dissolution or winding up of the affairs of the Corporation until the Preferred Stock and the Founders' Common Stock shall have received the entire amount to which such stock is entitled upon such liquidation, dissolution or winding up. ZeroNines Technology, Inc. shall initially be entitled to receive up to 10,000,000 shares of Preferred Series "B" stock (see paragraph 2.5 for Special Stock Adjsutment Calculations, below) in connection with this Offering which shall be subordinate until such time as the as the Preferred Series "A" has been fully paid in connection with either the Annual Dividend or the Liquidation Preference Premium, and, thereafter, both Series of Preferred shares shall share, *pari passu*, with all other classes of Common Stock including, but not limited to, the Founders' Common Stock, Common Stock awarded through the Company ISOP plan, exercise of any outstanding options, or any other Common Stock award basis.

1.7   **Liquidation Event.**   In lieu of an annual dividend on the Preferred Series "A" stock, a liquidation preference premium may be selected by the Preferred Series "A" shareholder in the event of a liquidation or sale of the Company. For purposes of these provisions, a liquidation event shall occur upon: (i) the sale of the Company constituting a minimum of 51% of the outstanding and votable shares (from all classes of stock) at the time of sale; (ii) sale of all or substantially all the assets of the Company; (iii) a merger granting 51% control to another entity other than a subsidiary or parent corporation merger; (iv) an initial public offering; (v) a bona fide financing offer to acquire shares in the Company providing, however, that all accrued dividends or liquidation preferences are paid in connection with the offer (unless otherwise approved by a 67% majority vote of the Preferred Series "A" shareholders).

1.8 **Liquidation Preference Premium.** The term "Liquidation Preference Premium" for purposes of these Provisions shall mean either: (i) a 50% cash priority; or (ii) a 50% liquidation premium payable in Common Stock calculated at the strike price of $0.50 per share; i.e., a $1,000,000 investment will receive a $500,000 Liquidation Preference Premium divided by $0.50 per share, or 1,000,000 shares of Common Stock. In the event that a Preferred Series "A" shareholder owns the stock for more than five years without a liquidation event, then, under certain circumstances, the shareholder may elect to receive the dividend option instead (a $1.0 million investment will generate 10% or $100,000 per year as a dividend; the dividend after six years, for example, would accumulate $600,000 which can be converted to 1,200,000 shares at the $0.50 conversion price. The receipt of the Common Stock may be a better payout for the shareholder particularly if ZenVault's stock price at the time were more than $0.50 per share. No such decisions are made by ZenVault and no advice on which options to choose can be made by ZenVault, its agents, its professionals or employees. Each Investor is urged to consult with accounting and legal professionals to completely understand this Offering.

1.9 **Redemption Agent.** The term "Redemption Agent" shall have the meaning set forth in paragraph 4.4 below.

1.10 **Redemption Date.** The term "Redemption Date" shall have the meaning set forth in paragraph 4.3 below.

1.11 **Senior Debt.** The term "Senior Debt" shall, for purposes of these provisions, mean all revolving lines of credit, equipment loans, letters of credit and/or any form of unsecured debt which the management of ZenVault Medical shall have the right to incur subject to the debt ratio provisions and credit limit provisions as set forth in paragraph 3.5, below.

1.12 **Senior Stock.** The term "Senior Stock" shall mean, for purposes of these provisions, any class or series of stock of the Corporation issued before the Issue Date ranking senior to the Series "A" Preferred Stock. ZenVault Medical shall be restricted from issuing any class of stock Senior to the Preferred Series "A" stock without a 67% approval vote of the outstanding Preferred Series "A" stock.

1.13 **Subscription Price.** The term "Subscription Price" shall mean $0.50 (Zero and 50/100 Dollars) per share with adjustments to the Subscription Price. The actual basis for the Preferred Series "A" shareholder will vary depending upon whether the shareholder elects to receive the Annual Dividend or the Liquidation Preference Premium. At the time of liquidation event or a sale of the Company, investor has the option to reduce his basis to $0.33. The Company will carry on its books under the fully diluted share calculation, the most dilutive calculation (i.e., a 50% Liquidation Preference Premium for the first five years and then convert to the Annual Dividend thereafter) in which case the basis for the investor would be $0.33 per share.

1.14 **Subsidiary.** The term "Subsidiary" shall mean any corporation of which shares of stock possessing at least a majority of the general voting power in electing the board of directors are, at the time as of which any determination is being made, owned by ZenVault, whether directly or indirectly through one or more Subsidiaries.

1.15 **ZenVault Payout Structure.** Upon sale of the Company or a Liquidation Event, all classes of stock shall be converted to Common Stock to calculate a payout. In descending order of priority, the classes of stock shall be paid their dividend or liquidation preference premium options, then converted to Common Stock. In the event of insufficient cash at payout to completely pay the Preferred Series "A" Liquidation Preference premium, the Preferred Series "B" Liquidation Preference premium and the Founders' Common Stock Liquidation Preference premium, in that order, the Junior classes of stock that have not been paid out will remain unpaid. In the event that all classes of stock receive their Liquidation Preference premiums and/or dividends, then and only then will the Common Stock (along with the Preferred Shares converted to Common Stock at the conclusion of their Preferred payouts) receive its payout on the basis of splitting the pool of available cash with each share holder *pari passu*. The calculations associated with the ZenVault Payout Sturcture are subject to change upon the number of Preferred Series "A" shares ultimately issued.

2. DIVIDENDS.

2.1 Subject to the Preferred Series "A" Investor electing the Annual Dividend Option, and subject to prior preferences and other rights of any Senior Stock or debt, if any, the holders of Preferred Stock shall be entitled to receive, out of Common Treasury Stock legally available for that purpose, dividends at the rate of TEN PERCENT (10%) per year of the purchase price of the Preferred "A" shares, payable in Common Stock, to be accrued in each shareholder's Capital Account, with the total accumulated number of Dividend Common Stock shares paid upon a liquidation event or redemption. The calculation is made by awarding the Preferred Series "A" shareholder of record a number of Common Stock shares equal to ten percent (10%) of the number of their original investment by dividing their investment by $0.50 per share. The dividend calculations shall commence upon the date of receipt of the investor's funds and approval of the investment by the Company.

For example, a party purchases 500,000 shares of Series "A" Preferred Stock. On the one year anniversary of the purchase, the shareholder is awarded (but is accrued without actual issuance), 50,000 shares of Common Stock. In the following year, the value of a share of Common Stock is estimated to be $1.00, rather than the $0.50 price the shareholder purchased the Series "A" Preferred Stock. On the anniversary date of the shareholder's purchase, even with the Common Stock value then at twice what the purchase price of the Preferred Series "A" was, the shareholder still receives an award of 50,000 shares of Common Stock with no adjustment for increase in Common Stock value. The Preferred Series "A" shareholder is not allowed to vote the accrued dividend shares until the shares are fully issued or are redeemed subject to Section 4, below.

2.2   On or before August 15 (hereinafter the "Dividend Payment Date") of any year in which any of the Series "A" Preferred Stock is still outstanding, the Board of Directors reserves the right to declare an award of a cash dividend to holders of the Series "A" Preferred Stock. In the event the Board of Directors declares a cash dividend, it will be in addition to the Preferred Series "A" rights for either an Annual Dividend or Liquidation Preference Premium.

2.3   All dividends to be paid in Common Stock shall cumulate, and will be paid in full upon a Liquidation Event or redemption only. No further dividends will accumulate under this paragraph on the Common Stock awarded to the Preferred Series "A" shareholders; the annual award of Common Stock will be fixed to ten percent per annum based on a conversion price of $0.50 per share, i.e. a $1,000,000 investment equals a $100,000 per year dividend equal to a 200,000 share dividend.

2.4   So long as any shares of Series "A" Preferred Stock shall be outstanding, ZenVault may accrue but shall not pay a dividend on any Junior Stock in cash, nor shall the Corporation make any distribution on any Junior Stock. Notwithstanding this paragraph, the Company may pay out any debt obligation pursuant to senior debt covenants defined hereunder in paragraph 3.5.

2.5   **Special Stock Adjustments at Closing of Series "A" Round.** The Board of Directors has instituted a "collar" formula between the Founders' Common Stock, the Preferred Series "A," and the Preferred Series "B" classes of stock predicated upon the number of shares sold by the Company in the Preferred Series "A" round. It is the express intention of the Board of Directors that each of these three classes of stock shall own an equal percentage of the Company's equity, notwithstanding the dilution call out in paragraph 2.5.1. Each of these three classes of stock is intended to own 33 1/3% of the Company as of June, 2010 whereupon certain ISOP stock options have been made to nineteen of the original ZenVault Founders. The Employee Stock Option shares shall be dilutive to the Series "A," Series "B," and Founders' Common shares prior to any dilutions or other issuances. The "equalization" of the three classes of stock shall occur at the conclusion of the sale of the Preferred Series "A" stock. Management may voluntarily cease the sale of the Series "A" stock at any time for any reason even though the full number of shares has not been sold, or the expiration date of December 31, 2012. Examples follow.

    2.5.1   Approved Dilutive Events. Subject to the collar adjustment in the Series "A" round which shall affect both the Preferred Series "B" and the Founders' Common number of outstanding shares (will be adjusted to being equal in number for each class) the following are approved dilutive events where Management may issue stock:

       (i)   any dilution pertaining to the 8,000,000 shares in reserve for the Employee Stock Option Program and any additional shares that may be granted to the ESOP above and beyond the 8,000,000 shares;

       (ii)   shares granted or used in the acquisition of an entity or other assets; shares used for a reverse merger; shares used to finance equipment where warrants or shares may be issued for better pricing or extended financing; warrants, options or shares issued to a consultant or other vendor(s) in lieu of cash payment or for extended terms not available except through special equity incentives.

    Presently, as of February, 2011, ZenVault has committed 3,150,000 shares of its ESOP pool through December 31, 2011, and plans on awarding 1,200,000 ESOP shares per calendar year thereafter. ZenVault has also has issued 15,000 Common shares in payment of a ZenVault advertising campaign.

    2.5.2   Example: the Sale of Series "A" Stock is Fewer than 5,000,000 Shares. In the event that the sale of Series "A" stock shall be below 5,000,000 shares at the time of Management's termination of the Offering, then the Series "A" stock holders in the round shall receive a Special Stock Dividend to "true up" the number of shares of Series "A" stock to

match the number of outstanding Founders' Common Shares. For example, if there are 4,004,219 shares of Founders' Common Stock outstanding at that time, and only 3,500,000 shares of Series "A" were sold, then the Board would issue a Special Dividend of 0.144062575 shares per share of Series "A" stock and issue this fractional share to each of the Series "A" stockholders. A Series "A" shareholder who purchased 250,000 shares would receive a Special Dividend of 36,015 shares (total of 286,015 shares). The final count of Series "A" shares (for the class) would then be 4,004,219 (approximately); the number of Series "B" shares issued at the conclusion of the sale of Series "A" stock and the dividend shares to maintain the stock class parity would allow the Board to issue 4,004,219 Series "B" shares to ZeroNines Technology, Inc., the sole shareholder of Series "B" shares. The Founders Common, the Series "A" and the Series "B" each, as a class, would, in this example, own 4,004,219 shares (plus or minus a fractional share).

2.5.3   Example: the Sale of Series "A" Stock is Up to 10,000,000 Shares. In the event that all the Series "A" shares are sold, the round is closed. The issuance of the Series "B" shares by the Board would equal the Series "A," therefore 10,000,000 shares would be issued to the Series "B" stockholder. At the present time, there are only 4,004,219 shares issued to the Founders' Common class. At the closing of the Series "A" round at 10,000,000 shares, each Founders' Common shareholder would receive a Special Stock Adjustment of 1.49736585 shares of Founder's Common Stock. For example, a holder of 250,000 shares of Founders' Common Stock at the closing of the Series "A" round with 10,000,000 shares sold would receive a one-time Special Stock Dividend of 374,341 shares for a total of 624,341 shares. Therefore, at the conclusion of the Collar Adjustment, the Founders' Common shareholders as a class would own 10,000,000 shares of Founders' Common Stock. *In each of these examples with the possibility of a Dividend Stock issuance to maintain parity between the Preferred Series "A," Preferred Series "B," and the Founders' Common Stock, each adjustment would be made with dividend shares from that same class of stock; ordinary (rather than Special Stock Dividend) dividend shares would be in Common Stock.*

2.5.4   Examples Only. These two examples are for the reader's understanding of the "collar" arrangement on the three classes of stock. There are countless possibilities as to the ratios of the number of sold shares in the Series "A" round and the formulas required to achieve parity as Management desires between the three rounds. Management does not guarantee that a Special Dividend will be required, and Management is not required to institute a Special Stock Dividend if the Series "A" round closes early, raising the amount of $2,002,109 (exactly). In this instance, the number of Series "A" shares would equal the number of shares issued in the Founders' Common class; the Board would then issue 4,004,219 Series "B: shares and no other adjustments in the three Senior classes of stock would take place.

2.5.5   Equal Dilution Following Special Dividend. For the purposes of achieving a parity of ownership between the three Senior Preferred classes of stock, all other stock issuances (Common Stock or other series, if any) shall be ignored in the calculation. Following the adjustment, dilution shall occur equally to each class, *pari passu.* For example, the issuance of 3,150,000 shares of ESOP stock committed through 2011 shall dilute all three Senior classes dilute equally FOLLOWING the parity adjustment dividend.

2.5.6   Offering Closing Date. The Preferred Series "A" round will close on December 31, 2012, unless extended by the Board of Directors, and whatever the total number of shares that are sold in the "A" round, the Preferred Series "A," Preferred "B," and Founders' Common classes of stock will be adjusted to maintain the parity requirements of each class. Management will attempt to sell at least $2,400,000 worth of Preferred Series "A" stock to avoid adjustment to the Founders' Common stock class. In the event Management does not sell $2,400,000 or decides at its sole discretion to close the round earlier than December 31, 2012 or upon the sale of all 10,000,000 shares, the Founders' Common class could be subject to either a reverse split to maintain parity or other adjustments as set forth herein (but not limited to only those adjustment options).

3.   DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION, MERGER, SALE OF ALL ASSETS, OR WINDING UP.

3.1   In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, sale of all or substantially all of the assets of the Corporation, a merger or in an acquisition of the Corporation, subject to the prior debt preferences and other rights of any Senior Stock, but before any distribution or payment shall be made to the holders of Junior Stock, the holders of the Series "A" Preferred Stock shall be paid EITHER the liquidation preference premium or may convert to Common Stock and receive the price per share of the Common Stock instead, then payouts shall occur as follows:

3.1.1 All outstanding bills, payroll, consulting or other professional fees including accounting and legal fees and other routine payables at the time of liquidation of the Company;

3.1.2 A reserve of UP TO ten percent of the existing cash on hand as generated by the Liquidation Event to manage contingent liabilities which shall subsequently be paid to all shareholders provided we have fulfilled the Series "A" payout requirements. This reserve will be released one-third per year for a period of three years;

3.1.3 Either the cash payout option or Liquidation Preference Premiums, which include principal and 50% premium paid to the Series "A" shareholders;

3.1.4 An amount equal to what is paid to the Series "A" shareholders in accrued dividend and Liquidation Preference Premiums to be paid to the Series "B" shareholders (and any other junior rounds of debt or securities issued following the Series "B," if any). NOTE: Series "A" shareholders have the option to choose the dividend option rather than the Liquidation Preference Premium, and to convert to Common Stock if that derives more cash at distribution to the investor;

3.1.5. An amount equal to what is paid to the Series "B" shareholders in accrued dividend and Liquidation Preference Premiums to be paid to the Founders' Common class of shareholders (and any other junior rounds of debt or securities issued following the Series "B," if any);

3.1.6. Assuming the full 10,000,000 shares of Preferred Series "A" are sold and a sales price of the Company exceeded $22,500,000, thereafter, all stakeholders shall participate, *pari passu*, by taking their Common Stock ownership and dividing the remaining proceeds according to each party's relative stock ownership including the Company's ISOP stock ownership. **Note: ALL SHAREHOLDERS IN THE SERIES "A" ROUND SHALL HAVE EQUAL PRIORITY REGARDLESS OF THE DATE IN WHICH THEY INITIALLY INVESTED, AND REGARDLESS OF WHETHER THEY ELECT THE ANNUAL DIVIDEND OPTION OR THE LIQUIDATION PREFERENCE PREMIUM OPTION.**

3.2 **Liquidation Preference Premium Denomination Date.** For purposes of qualifying for the Liquidation Preference Premium, or the annual Dividend, the Preferred Series "A" shareholder shall not be entitled to invest in the Company until the Subscription Agreement has been mutually executed and approved whereupon the Series "A" investor shall be vested. When investment funds have cleared and management has executed the Subscription Agreement, then and only then will the investor be entitled to all Preferred Series "A" shareholder rights.

3.3 **Table for Reference.** The table on the following page (Table 3.3) is provided for analysis of the Preferred Stock Series "A" and "B" anticipated in connection with this Offering. The table assumes the maximum number of offering shares is sold (10,000,000) in connection with this Series "A" offering

3.4 **Effect of Liquidation Preference Premium Payout.** Preferred Series "A" Shareholders receive their choice of cash payout or Common Stock payout at liquidation, the election to be determined at the time of the liquidation event. Preferred Series "A" shareholders, in order to take advantage of the cash payout in full, must elect at time of liquidation to receive a cash payment.

3.5 **Terms and Conditions for Future Debt Allowances.** Notwithstanding the provisions contained in the debt provisions herein, that the Company may incur debt in the form of a credit line of up to $1,000,000 without prior approval that would put the Preferred Series "A" Stock in a *subordinate* position to the credit line. Any debt amount beyond $1,000,000 will require a vote and approval from 67% of Series "A" shareholders to incur any such debt that is secured by assets of the Company and that would place the Preferred Series "A" stock in a subordinate position to the credit instrument.

3.5.1. The Company shall have the right to establish: (i) a line of credit and/or pledge the assets of the corporation for a combination of secured and unsecured debt not to exceed and amount equal to $1,000,000 if ZenVault generates $350,000 in revenue for two consecutive quarters or raises $2,500,000 in equity sales through the Preferred Series "A" round (or may also include other junior classes or rounds of capital. The existing $620,000 debt to ZeroNines would need to be retired prior to any credit line being established.

					50% Cash		

Table 3.3

Liquid. Priority	Round	Capital Account	Initial Shares Issued/ authorized	Stock Liquidation Preference	50% Cash Liquidation Preference	Cash Preference or Option Price	Accrued Common Shares on Liquidation
1st	Approved Debt*	See paragraph 3.6	N/A	N/A	N/A	N/A	N/A
2nd	Series "A" Preferred	$ 5,000,000	10,000,000#	5,000,000#	$ 2,500,000	$ 7,500,000	15,000,000#
3rd	Series "B" Preferred	0.00	10,000,000	5,000,000	2,500,000	7,500,000	15,000,000
4th	Founders' Stock	0.00	10,000,000	5,000,000	2,500,000	7,500,000	15,000,000
5th	ESOP through 12-31-11	N/A	3,150,000	0.00	N/A	0.00	3,150,000
Totals		$ 5,000,000	33,150,000	15,000,000	7,500,000	$ 22,500,000	48,150,000

Table caption (spanning): Liquidation Preference, in Cash, in Order of Succession, Assuming 50% Liquidation Premium in Either Stock or Cash

Notes: *The above table assumes that for the first five years, the 50% cash or stock liquidation preference will exceed the annual dividend payout and therefore this table represents a projected fully diluted share count for the first 60 months. Thereafter, the dividend payout would exceed the Liquidation Preference payout, and the numbers would have to be adjusted upward. The ZenVault Medical ESOP assumes the program is fully vested even though it is likely a vesting would not occur until approximately four to five years after operations commence.*

#*All share numbers in these shaded boxes are subject to adjustment, see paragraphs 2.5 et seq. Each of these three classes of stock will have the same number of shares at the conclusion of the sale of the Series "A" stock, any adjustments to be made via Special Stock Adjustment. The number represented here assumes that the entire class of Series "A" stock is sold for $5,000,000. The actual number of shares of each class depends entirely upon the number of Preferred Series "A" shares sold. Management reserves the right to cease sales of the Preferred Series "A" stock at any time. The final number of shares issued in each class will be different from this table.*

*See Approved Debt Example in paragraph 3.5.1.

3.1.1 All outstanding bills, payroll, consulting or other professional fees including accounting and legal fees and other routine payables at the time of liquidation of the Company;

3.1.2 A reserve of UP TO ten percent of the existing cash on hand as generated by the Liquidation Event to manage contingent liabilities which shall subsequently be paid to all shareholders provided we have fulfilled the Series "A" payout requirements. This reserve will be released one-third per year for a period of three years;

3.1.3 Either the cash payout option or Liquidation Preference Premiums, which include principal and 50% premium paid to the Series "A" shareholders;

3.1.4 An amount equal to what is paid to the Series "A" shareholders in accrued dividend and Liquidation Preference Premiums to be paid to the Series "B" shareholders (and any other junior rounds of debt or securities issued following the Series "B," if any). NOTE: Series "A" shareholders have the option to choose the dividend option rather than the Liquidation Preference Premium, and to convert to Common Stock if that derives more cash at distribution to the investor;

3.1.5. An amount equal to what is paid to the Series "B" shareholders in accrued dividend and Liquidation Preference Premiums to be paid to the Founders' Common class of shareholders (and any other junior rounds of debt or securities issued following the Series "B," if any);

3.1.6. Assuming the full 10,000,000 shares of Preferred Series "A" are sold and a sales price of the Company exceeded $22,500,000, thereafter, all stakeholders shall participate, *pari passu*, by taking their Common Stock ownership and dividing the remaining proceeds according to each party's relative stock ownership including the Company's ISOP stock ownership. **Note: ALL SHAREHOLDERS IN THE SERIES "A" ROUND SHALL HAVE EQUAL PRIORITY REGARDLESS OF THE DATE IN WHICH THEY INITIALLY INVESTED, AND REGARDLESS OF WHETHER THEY ELECT THE ANNUAL DIVIDEND OPTION OR THE LIQUIDATION PREFERENCE PREMIUM OPTION.**

3.2 **Liquidation Preference Premium Denomination Date.** For purposes of qualifying for the Liquidation Preference Premium, or the annual Dividend, the Preferred Series "A" shareholder shall not be entitled to invest in the Company until the Subscription Agreement has been mutually executed and approved whereupon the Series "A" investor shall be vested. When investment funds have cleared and management has executed the Subscription Agreement, then and only then will the investor be entitled to all Preferred Series "A" shareholder rights.

3.3 **Table for Reference.** The table on the following page (Table 3.3) is provided for analysis of the Preferred Stock Series "A" and "B" anticipated in connection with this Offering. The table assumes the maximum number of offering shares is sold (10,000,000) in connection with this Series "A" offering

3.4 **Effect of Liquidation Preference Premium Payout.** Preferred Series "A" Shareholders receive their choice of cash payout or Common Stock payout at liquidation, the election to be determined at the time of the liquidation event. Preferred Series "A" shareholders, in order to take advantage of the cash payout in full, must elect at time of liquidation to receive a cash payment.

3.5 **Terms and Conditions for Future Debt Allowances.** Notwithstanding the provisions contained in the debt provisions herein, that the Company may incur debt in the form of a credit line of up to $1,000,000 without prior approval that would put the Preferred Series "A" Stock in a *subordinate* position to the credit line. Any debt amount beyond $1,000,000 will require a vote and approval from 67% of Series "A" shareholders to incur any such debt that is secured by assets of the Company and that would place the Preferred Series "A" stock in a subordinate position to the credit instrument.

3.5.1. The Company shall have the right to establish: (i) a line of credit and/or pledge the assets of the corporation for a combination of secured and unsecured debt not to exceed and amount equal to $1,000,000 if ZenVault generates $350,000 in revenue for two consecutive quarters or raises $2,500,000 in equity sales through the Preferred Series "A" round (or may also include other junior classes or rounds of capital. The existing $620,000 debt to ZeroNines would need to be retired prior to any credit line being established.

Table 3.3							
Liquidation Preference, in Cash, in Order of Succession, Assuming 50% Liquidation Premium in Either Stock or Cash							
Liquid. Priority	Round	Capital Account	Initial Shares Issued/ authorized	Stock Liquidation Preference	50% Cash Liquidation Preference	Cash Preference or Option Price	Accrued Common Shares on Liquidation
1st	Approved Debt*	See paragraph 3.6	N/A	N/A	N/A	N/A	N/A
2nd	Series "A" Preferred	$ 5,000,000	10,000,000#	5,000,000#	$ 2,500,000	$ 7,500,000	15,000,000#
3rd	Series "B" Preferred	0.00	10,000,000	5,000,000	2,500,000	7,500,000	15,000,000
4th	Founders' Stock	0.00	10,000,000	5,000,000	2,500,000	7,500,000	15,000,000
5th	ESOP through 12-31-11	N/A	3,150,000	0.00	N/A	0.00	3,150,000
	Totals	$ 5,000,000	33,150,000	15,000,000	7,500,000	$ 22,500,000	48,150,000

Notes: *The above table assumes that for the first five years, the 50% cash or stock liquidation preference will exceed the annual dividend payout and therefore this table represents a projected fully diluted share count for the first 60 months. Thereafter, the dividend payout would exceed the Liquidation Preference payout, and the numbers would have to be adjusted upward. The ZenVault Medical ESOP assumes the program is fully vested even though it is likely a vesting would not occur until approximately four to five years after operations commence.*

#*All share numbers in these shaded boxes are subject to adjustment, see paragraphs 2.5 et seq. Each of these three classes of stock will have the same number of shares at the conclusion of the sale of the Series "A" stock, any adjustments to be made via Special Stock Adjustment. The number represented here assumes that the entire class of Series "A" stock is sold for $5,000,000. The actual number of shares of each class depends entirely upon the number of Preferred Series "A" shares sold. Management reserves the right to cease sales of the Preferred Series "A" stock at any time. The final number of shares issued in each class will be different from this table.*

See Approved Debt Example in paragraph 3.5.1.

4. REDEMPTION BY THE COMPANY

4.1 The Series "A" Preferred Stock shall remain in first position (other than the ZeroNines debt of $620,000 discussed above or any debt, discussed above in paragraph 3.5, which may be incurred after this $620,000 obligation is retired) unless there is a liquidity event OR two-thirds of the Preferred Series "A" shareholders vote affirmatively in a special election to conduct a redemption event (with 67% of the Preferred Series "A" stock affirmatively voting in favor). Otherwise, ZenVault may not redeem or offer to redeem the Preferred Series "A" stock.

5. CONVERSION RIGHTS.

The Series "A" Preferred Stock shall be convertible into Common Stock as follows:

5.1 **Optional Conversion.** Subject to and upon compliance with the provisions of this paragraph 5, the holder of any shares of Series "A" Preferred Stock shall have the right at such holder's option, at any time or from time to time, to convert any of such shares of Preferred Stock into fully paid and nonassessable shares of Common Stock at the higher of either: (i) the ratio created through conversion of the liquidation premium or the (ii) accrued dividend calculation provided. During the first five years, this conversion cannot exceed 1.5 to 1.

5.2 **Automatic Conversion.** In the event of a Liquidation Event or events as set forth in this paragraph, each outstanding share of Series "A" Preferred Stock may be converted, by action of the Board of Directors, to one and one half shares of Common Stock for each share of Preferred Series "A" stock outstanding during the first 60 months of the investment. After the initial 60 months, a higher ratio may be paid to the Series "A" shareholder arising from the dividend calculation for the purpose of: (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of any class of Stock of the Company provided that the aggregate gross proceeds received by the Corporation equals or exceeds the Preferred Stock payout amount, with either the dividend or Liquidation Preference Premiums calculated, and in which the public offering price per share equals or exceeds twice the Conversion Price ($1.00) in effect immediately prior to the closing of such public offering. In the event of an initial public offering and a conversion of Preferred Stock into Common Stock, the shareholder shall be restricted from selling the converted Common Stock for a minimum of 180 days following the closing of such conversion; or (ii) on the closing of a merger whereupon at least 51% of the then voting stock including the Preferred Series "A" stock voting its shares on a one vote per share basis (excluding any liquidation preference premium shares not issued— accrued shares are "unissued" for purposes of this calculation) shall have approved the control of the corporation to a third party.

> **Example:** Management has elected to seek an Initial Public Offering 48 months after closing the Preferred Series "A" round and there has been no other liquidation event. The Board elects to trigger the Automatic Conversion feature of this paragraph 5.2, and an investor who has purchased 100,000 shares of Preferred Series "A" stock is granted either his 10% dividend Common stock for four years (40,000 shares) for 140,000 shares.

5.3 **Effect of Conversion.** In case of conversion, whether Optional or Automatic, the holder of the Series "A" Preferred Stock shall be entitled to the higher of the calculation resulting from the dividend stock or liquidation premium as of the date of conversion to be paid and issued to the shareholder as of the date of conversion. Calculations shall be provided to the shareholder of Series "A" Preferred Stock in the notice sent announcing the Conversion.

6. MECHANICS OF CONVERSION, ANTI-DILUTION.

6.1 The holder of any shares of Series "A" Preferred Stock may exercise the conversion right specified in paragraph 5 by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the shares to be converted, accompanied by written notice specifying the number of shares to be converted. Upon the occurrence of any qualifying event specified in paragraph 5, the outstanding shares of Series "A" Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided that the Corporation shall not be obligated to issue to any such holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Series "A" Preferred Stock are delivered to the Corporation or any transfer agent of

the Corporation. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made or on the date of the occurrence of the event specified in paragraph 5, as the case may be, and such date is referred to herein as the "Conversion Date." As promptly as practicable (and after surrender of the certificate or certificates representing shares of Series "A" Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversions) the Corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in paragraph 6.2. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series "A" Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series "A" Preferred Stock representing the unconverted portion of the certificate so surrendered.

6.2   **Fractional Shares**. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series "A" Preferred Stock. If more than one share of Series "A" Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion' thereof shall be computed on the basis of the aggregate number of shares of Series "A" Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series "A" Preferred Stock, the Corporation shall pay a cash adjustment calculated on the basis of the fractional number of shares divided by the subscription price of $0.50.

6.3   **Excluded Stock** "Excluded Stock" shall mean: (A) shares of Common Stock issued or reserved for issuance by the Corporation as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of Common Stock or Preferred Stock, or upon conversion of the Preferred Series "A" and "B" or Founders' Stock and (B) shares of Common Stock to be issued to key employees, (ESOP) consultants and advisors of the Corporation together with any such shares that are repurchased by the Corporation and reissued to any such employee, consultant or advisor and (C) any shares of Common Stock issued to equipment financing partners, customers, parties involved with the execution of pilots, persons involved in negotiating license agreements; and (D) any stock issued that is at a sale price above $0.50. All shares of Excluded Stock which the Corporation has reserved for issuance shall be deemed to be outstanding for all purposes of computations EXCEPT for anti-dilution provisions. Such stock shall have no triggering effect for anti-dilution purposes under these provisions.

6.4   **Subdivisions, Reclassifications or Combination**. If the Corporation shall (i) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (ii) combine or reclassify the outstanding Common Stock into a smaller number of shares, then, at the time of the record date for such subdivision, combination or reclassification, the number of Series "A" Preferred shares for each shareholder shall be proportionately adjusted so that the holder of any shares of Series "A" Preferred Stock surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock which the shareholder would have owned or been entitled to receive from calculation of either the dividend or liquidation preference premium had such Series "A" Preferred Stock been converted immediately prior to such date. Successive adjustments in the number of Series "A" Preferred Shares held by every shareholder shall be made whenever any such event shall occur.

6.5   **Consolidation, Merger, Sale or Conveyance**. In case of any consolidation with or merger of the Corporation with or into another corporation, or in case of any sale or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety, each share of Series "A" Preferred Stock shall, at the time of a contemplated sale have, according to the Covenants of paragraph 9, below, the equivalent voting of one share of Common Stock for each original Preferred Series "A" issued excluding any Liquidation Premium and Dividend Shares. For consolidations, mergers, sale or conveyance of the Company, all shareholders shall exercise their right to vote on the transaction as though they were Common Shares, one vote per share (not including Liquidation Preference Shares or undistributed Dividend Shares), and the provisions of voting as a block as set forth in paragraph 7 are suspended, meaning specifically that a majority shareholder or group of shareholders constituting a majority block within Preferred Class "A" cannot singularly block the consolidation, merger, sale, conveyance or future financing of the Company. At the time of execution of such event (closing or thereafter), each Series "A" Preferred shareholder thereafter shall be entitled to calculation and issuance of all Common Stock accumulated as dividends, and payable to the shareholder under the Liquidation Preference Premium. Following the closing of any such event, and a calculation, conversion and issuance of Common Stock for all purposes has been made pursuant to this paragraph, the Series "A" Preferred class of stock shall cease to

exist, and all priorities and preferences and seniority in order of liquidation shall terminate, and all terms and conditions under these provisions shall have no further effect. Nothing contained in this paragraph is meant to be superseded by the provisions of any other portion of these terms, including but not limited to the Voting provisions of paragraph 7, and the Covenants of paragraph 9.

6.6   **Rounding of Calculations; Minimum Adjustment.** All calculations under this paragraph 6 shall be made to the nearest cent, rounding up to the nearest cent in any calculation.

6.7   **Timing of Issuance of Additional Common Stock upon Certain Adjustments.** In any case in which an adjustment shall become effective after a record date for an event, the Corporation may defer issuing Common Stock to the holder of any share of Stock the additional shares of Common Stock issuable upon such conversion by delivering to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, or cash in the event of a fractional adjustment, to the next date of share issuance which may be as infrequent as twice per calendar year, as decided by the sole discretion of the Board of Directors.

6.8   **Current Market Price.** The Current Market Price at any date shall mean the fair value as determined by the Board of Directors, irrespective of any accounting treatment.

6.9   **Notice to Holders.** In the event the Corporation shall propose to take any action of the type described herein, the Corporation shall give notice to each holder of shares of Series "A" Preferred Stock, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Series "A" Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

6.10   **Treasury Stock.** For the purposes of this paragraph 6, the sale or other disposition of any Common Stock theretofore held in the Corporation's treasury shall be deemed to be an issuance thereof.

6.11   **Costs.** The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series "A" Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series "A" Preferred Stock in respect of which such shares are being issue.

6.12   **Reservation of Shares.** The Corporation shall reserve at all times so long as any shares of Series "A" Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series "A" Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series "A" Preferred Stock.

6.13   **Approvals.** If any shares of Common Stock to be reserved for the purpose of conversion of shares of Series "A" Preferred Stock require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be.

6.14   **Valid Issuance.** All shares of Common Stock which may be issued upon conversion of the shares of Series "A" Preferred Stock will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action which will cause a contrary result.

6.15   **Anti-Dilution.** So long as any shares of Series "A" Preferred Stock are outstanding, the Corporation shall not issue any series of Junior Stock that has an adjusted subscription price of less than $0.33 per share with the exception of the Preferred Series "B" shares and the Founders' Common classes of stock which are exempt from the provisions of this paragraph 6.15.

6.15.1 Prior to the issuance of any Private Placement Memorandum or the sale of a single share of stock which is less than $0.33 per share the approval of a minimum of 67% (sixty-seven percent) of the shareholders of the Series "A" Preferred Shares is required in a Special Election conducted by the Board of Directors.

6.15.2 Other than for the issuance of Preferred Series "B" and the Founders' Common Stock, in any election for approval of issuance of such Junior Stock, the Company may offer terms and conditions of adjustment to the Series "A" Preferred shareholders that will adjust their shareholder interests to be in parity or superior to the Junior Stock series anticipated to be issued. In the event that no such terms and conditions are presented in the Special Election, then these default provisions shall apply: (i) all Series "A" Preferred Stock shall receive the same dividend and voting rights as the Junior Stock; (ii) all Series "A" Preferred Stock shall receive an adjustment in the number of shares held such that the Preferred Series "A" shareholder shall receive an adjusted number of shares equal to the following ratio: The purchase price of the Series "A" Preferred Stock, $0.33 as the numerator and the purchase price of the Junior Stock as the denominator. For example, if the purchase price of the Junior Stock is anticipated to be $0.25, then the Series "A" Preferred shareholder would receive an adjusted number of Series "A" Preferred Shares equal to 0.33 / 0.25 multiplied by the number of Series "A" Preferred Shares he owns. If a shareholder purchased 100,000 shares of Preferred Series "A" shares, for purposes of this example, if the Junior Stock were to be issued, then the Series "A" shareholder would receive an additional 32,000 fully paid and nonassessable shares with all of the rights and privileges of the Series "A" Preferred Stock, not just additional Common Stock; (iii) the Redemption and Conversion Rights would be adjusted to be in parity with the Junior Stock, i.e., the same dates and terms and conditions that are more favorable to the Series "A" Preferred Stock would be awarded to the holders of Series "A" Preferred Stock.

6.15.3 Upon exercise of any of the Anti-Dilution provisions of this paragraph, notice shall be sent by the Secretary of the Corporation to every shareholder or every class, outlining with specificity the rights and number of shares each shareholder will receive upon issuance of the Junior Stock.

7. VOTING RIGHTS.

7.1 The holders of the issued and outstanding shares of Series "A" Preferred Stock shall have no voting rights except as set forth herein and as required by law; provided however that the Corporation may, without the vote or consent of any holders of the Series "A" Preferred Stock, amend the Corporation's Certificate of Incorporation or file a Certificate of Designation or similar instrument to issue preferred stock of the Corporation which is Junior Stock.

7.2 The Series "A" Preferred shareholders shall have voting rights equal to ONE share of Common Stock, for all elections where voting rights of the shareholders are required or sought by the Company, including but not limited to election of Directors of the Company. See paragraph 9.1 below.

7.3 No voting rights shall exist for any shares of Common Stock earned by the Series "A" Preferred Stock holder in the form of: (i) dividends, or (ii) Liquidation Preference Premium until either the share are redeemed or a liquidation event occurs and the shares of Common Stock are issued and recorded in the Shareholder Log as issued AND the minimum number of days required between the Record Date and the date of the election has passed, as set forth in the Company's By-Laws.

7.4 A Preferred Shareholder's Voting Rights will be the same under the circumstance of a Consolidation, Merger, Sale or Conveyance of all or substantially all of the Company's assets. *Please see paragraph 6.5 for specific Voting Rights pursuant to a Consolidation, Merger, Sale or Conveyance of all assets.*

8. **Capital.** On any redemption of Series "A" Preferred Stock, the Corporation's capital shall be reduced by an amount equal to the Subscription Price multiplied by the number of shares of Series "A" Preferred Stock redeemed on such date. The provisions of this paragraph shall apply to all certificates representing Series "A" Preferred Stock whether or not all such certificates have been surrendered to the Corporation. All capital dilution from the issuance of either the dividend shares or the liquidation preference premium shares shall be entered into the shareholder logs and shall be accounted for in the Company's financial statements.

9. **Covenants.** In addition to any other rights provided by law, so long as any Series "A" Preferred Stock is outstanding, the corporation, without first obtaining the affirmative vote or written consent of the holders of not less than 67% of such outstanding shares of Series "A" Preferred Stock, will not:

9.1 Amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or By-Laws if such action would alter adversely or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, any Preferred Stock or increase or decrease the number of shares of Preferred Stock authorized hereby. Any provision, term or condition as part of any transaction which materially affects the Series "A" Preferred Stock as a class (not including a vote on the sale of all or substantially all of the assets of the company, which shall only require ratification or vote of the Series "A" stock as though it were converted to Common Stock, not including the vote of any undistributed but accumulated Liquidation Premium stock or Dividend Stock which will have no vote until and unless converted or distributed) of the shall vote collectively on such matter, and, unless specifically set forth in these provisions or in the Company By-Laws or Articles of Incorporation requiring a super majority or other percentage of class vote, any measure shall require a minimum of sixty-seven percent (67%) vote as a class to ratify or pass any such measure. Nothing in this paragraph 9 or the voting provisions of paragraph 7, above, shall mean to contravene, conflict with or otherwise contradict the provisions of paragraph 6.5 herein;

9.2 Pay any dividend on any Junior Stock (other than dividends payable in shares of the *class* or series upon which such dividends are paid, or payable in shares of Common Stock with respect to Junior Stock other than Common Stock, together with cash in lieu of fractional shares and dividends not in excess of dividends paid to the Series "A" Preferred Stock) while the Series "A" Preferred Stock remains outstanding, or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any Junior Stock, except from employees of the Corporation upon termination of employment or otherwise pursuant to the terms and conditions of the employees stock purchase as amended from time-to-time including an expansion of the ESOP to accommodate growth of the Company that is reasonable to the software industry or option agreements providing for the repurchase of, or right of first refusal with respect to, such Junior Stock entered into with such employees or consultants; or

9.3 Materially change the principal business of the Corporation. For purposes of these provisions, the principle business of the corporation shall mean provide an always available, always on and secure portal.

9.4 The provisions of Conversion Rights as set forth in Section 5, above, shall not be subject to any vote of the Preferred Series "A" shareholders, and any such voting rights or privileges by the Series "A" shareholders are thereby waived on the matter of Conversion.

10. **Exclusion of Other Rights.** Except as may otherwise be required by law, the shares of Series "A" Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in these Preferred Series "A" Stock provisions and in the Corporation's Certificate of Incorporation. The shares of Series "A" Preferred Stock shall have no preemptive or subscription rights.

11. **Headings of Subdivisions.** The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

12. **Severability of Provisions.** If any right, preference or limitation of the Series "A" Preferred Stock set forth in these provisions (as such provisions may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

13. **Status of Reacquired Shares.** Shares of Series "A" Preferred Stock which have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of the State of Colorado) have the status of authorized and unissued shares of Series "A" Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.

14. **For Purchaser's Own Use.** Preferred Series "A" Stock is intended to be sold to shareholders for their own personal investment and not for purposes of resale. Transfer of shares is strictly prohibited by Federal law except as specifically designated in the Company's By-Laws and applicable Federal Securities law. At a minimum, any intended transfer of Series "A" stock must be preceded by correspondence to the President and Board of Directors, and any transfer other than through liquidation, redemption or other means set forth herein or in the Company's By-Laws will be subject to review by the Company's attorneys and an opinion as to the legality of any such transfer, the cost of such opinion to be borne by the prospective transferor. Any transfer of Series "A" shares without express written permission of the Board of Directors of the Company or except by direction of the Board of Directors

shall be considered an invalid transfer, and all such stock shall be deemed "non-voting" and shall remain as non-voting stock (continues to accumulated its dividend shares on the records of the Company) until such a time as a proper transfer has been allowed by the Board of Directors and the transferee is recorded as the rightful owner in the Company's records.

15. **Close of the Round.** Management reserves the right to terminate further sales of the Series "A" shares for any reason, or no reason, at its sole discretion without notice to any party other than those potential shareholders who, at the time of any such declaration of closing of the round, have submitted a subscription agreement and payment, but such subscriptions have not, at the date of the closing, been accepted. Any such unaccepted subscriptions shall be immediately returned to the potential investors with an explanation that the Board of Directors has closed the "A" Round of financing.

16. **Rejection of any Subscription Agreement.** The Board of Directors or the management of the Company may, for any reason or no reason, reject any subscription agreement and return the subscription agreement and funds to the potential investor, without explanation, and without penalty or cost to the Company.

17. **Initial Public Offering.** Upon the initiation by the Board of Directors of an Initial Public Offering ("IPO"), all sales in the Series "A" Round shall be halted, and all further transfers will be prohibited or restricted as set forth in Federal securities law in effect at the time of the IPO. The Company reserves the right to enter into an IPO at any time.

18. **Stock Issuance Disclosure.** All charts, tables and mentions of fully diluted stock herein include stock issued to certain management, employees and service providers of ZenVault Medical under a stock option program initiated by the Board of Directors, implemented by management with grants fully accounted for in all editions of the Company Capitalization tables, available by request by any shareholder, and portions of which are incorporated to the Regulation A Offering Circular for each investor's review. **NOTE: THE FULLY DILUTED SHARE COUNT ASSUMING CONVERSION OF ALL UNDERLYING WARRANTS, OPTIONS OF EVERY KIND AND CONVERSION OF THE PREFERRED SERIES "A" AND "B" STOCK INTO COMMON STOCK WOULD CREATE A MINIMUM OF 53,000,000 SHARES OF COMMON STOCK UNDER THE COMPANY'S FIVE YEAR FORECAST. THE COMPANY RESERVES THE RIGHT TO ISSUE ADDITIONAL SHARES FOR GENERAL CORPORATE PURPOSES CUSTOMARY TO THE SOFTWARE INDUSTRY INCLUDING BUT NOT LIMITED TO STRATEGIC ACQUISITIONS, TO CLOSE PILOT AND LICENSING DEALS, TO RAISE ADDITIONAL CAPITAL, OR TO INCREASE THE EMPLOYEES' STOCK OPTION PROGRAM TO ACCOMMODATE GROWTH CUSTOMERY TO THE SOFTWARE INDUSTRY.**

19. **ZenVault Medical's ESOP Disclosure.** ZenVault Medical management has set aside up to 8,000,000 employee stock options with a strike price of $0.01 per share exercisable during the first eight years following the original grant. The Company has recorded the full 8,000,000 grantable shares in its current fully diluted calculation and anticipates that this will be sufficient to attract key personnel in the first three to four years of operations.

20. **Change of Control Vesting Disclosure.** The Board of Directors may also set aside shares for three of the operating founders who have served in the Company since its inception. In the event of a change in control, each of the three Founders (Founders Fukuhara, Gin and Botdorf) shall receive an award of Common Stock up to a maximum of 360,000 shares if they forfeit their title in the Company to accommodate a change in management of the Company. Current titles are: John C. Botdorf, Executive Chairman of the Board of Directors, Alan Gin, Chief Executive Officer, and Keith Fukuhara, Chief Technical Officer.

21. **Board of Directors.** ZenVault Medical shall have a Board of Directors consisting of five directors, with three inside directors and two outside directors. Each of the two Outside Directors of the Company shall receive 3,000 stock options per month with a strike price of $0.01 (eight year maturity date), for an additional two year term, provided each outside director is successfully elected to a position twelve months following the first appointment by the existing Board. In the event a director is NOT re-elected and shall have served for at least nine months in an initial appointed term, then they shall be entitled to receive an additional 18,000 options if such Board member is terminated. There is no salary or cash compensation for directors that would be due under a change of control for the directors. Each outside director shall receive $250 for each meeting for up to four Board meetings per year to cover the per diem cost of attending the meetings. The Company shall be responsible for all air fares, if any, for directors traveling to and from meetings as well as reasonable accommodation costs in addition to the $250 per diem.

As **approved** by the Board of Directors:

Dated: January 21, 2010

By:

_____
John Botdorf
Chairman and Acting CFO

_____
Alan Gin
Director, President, CEO and Secretary

_____
Michael J. Tarutis
Director and VP Legal Affairs

EXHIBIT 11.1

April 10, 2012

ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

> RE: ZenVault Medical Corporation
>   Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to ZenVault Medical Corporation, a Colorado corporation (the "Company"), in connection with the preparation of an offering statement on Form 1-A (together with all exhibits and amendments thereto, the "Offering Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement includes an offering circular (the "Offering Circular") which provides for (i) the offer and sale of up to 9,200,000 shares (the "Newly Offered Shares") of the Company's Series A Preferred Stock (the "Preferred Stock"), which Newly Offered Shares are being sold on a 500,000 Share minimum, 9,200,000 Share maximum basis, and (ii) a rescission offer (the "Rescission Offer") covering an aggregate of 682,000 previously issued shares of Preferred Stock (the "Rescission Shares"; collectively, the Newly Offered Shares and the Rescission Shares are hereinafter referred to as the "Shares"), pursuant to the exemption from the registration requirements of Section 5 of the Securities Act afforded by Regulation A thereunder.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)   the Offering Statement and the Offering Circular contained therein;

(ii) the form of subscription agreement (the "Subscription Agreement");

(iii) a certificate from the Secretary of State of the State of Colorado, dated the date hereof, as to the existence and good standing of the Company in the State of Colorado;

(iv) the Articles of Incorporation of the Company, as amended to the date hereof and currently in effect (the "Articles of Incorporation"), certified by the Secretary of State of the State of Colorado;

(v)   the Bylaws of the Company, as currently in effect and as certified by John C. Botdorf, the Acting Chief Financial Officer and Secretary of the Company; and

(vi) certain resolutions adopted by the Board of Directors of the Company relating to the issuance of the Shares and related matters.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

Our opinion set forth herein is limited to the federal laws of the United States of America and applicable Colorado law. We do not express any opinion with respect to the laws of any jurisdiction, and we express no opinion with respect to any state securities or blue sky laws or the effect of any other laws on the opinion herein stated.

Based upon and subject to the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

(i)   The Newly Offered Shares to be purchased by Subscribers from the Company have been duly authorized for issuance and sale pursuant to the terms outlined in the Offering Circular and the Subscription Agreement, and when issued and delivered by the Company against payment of the consideration set forth therein, the Newly Offered Shares will be validly issued, fully paid and nonassessable; and

(ii)   The Rescission Shares held by Prior Subscribers who elect not to rescind their Prior Purchases in accordance with the Rescission Offer, when delivered by the Company to such non-rescinding Prior Subscribers, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Offering Statement. We also hereby consent to the reference to our firm under the heading "Legal Matters" in the Offering Circular which forms a part of the Offering Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Richardson & Patel, LLP